As filed with the Securities and Exchange Commission on August 24, 2007

Registration No. 333-144237

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANK OF THE CAROLINAS CORPORATION

(Exact name of Registrant as specified in its charter)

North Carolina (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	20-4989192 (I.R.S. Employer Identification No.)

135 Boxwood Village Drive

Mocksville, North Carolina 27028

(Address of Registrant’s principal executive offices, including zip code)

(336) 751-5755

Registrant’s telephone number, including area code

Robert E. Marziano

Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

(336) 751-5755

(Name, address and telephone number of agent for service)

Copies to:
E. Knox Proctor V, Esq. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 (252) 672-5427	Phillip B. Kennedy, Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 (919) 845-2558

Approximate date of commencement of proposed sale to the public:

As soon as practicable following the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

JOINT PROXY STATEMENT / PROSPECTUS

The Boards of Directors of Randolph Bank & Trust Company and Bank of the Carolinas Corporation have agreed to merge Randolph into BankCorp’s bank subsidiary, Bank of the Carolinas. This document is a combined Joint Proxy Statement/Prospectus being distributed by Randolph and BankCorp to their shareholders in connection with the meetings of their shareholders that have been called to vote on the merger. It contains important information, and you should read it carefully.

Merger Consideration.    Randolph’s shareholders will receive:

•	For each share of Randolph common stock they own: 2.67 shares of BankCorp common stock (subject to possible adjustment as described in the Agreement), and

•

For each share of Randolph Series A preferred stock they own: cash in the amount of $1,000 plus any unpaid quarterly dividends beginning January 1, 2007, prorated for partial quarters on a daily basis.

BankCorp common stock currently is traded on The Nasdaq Capital Market under the symbol “BCAR.” The reported closing price of BankCorp common stock on August 17, 2007, was $11.00. Randolph’s common stock trades primarily in private transactions between buyers and sellers, and there is not an established public trading market for the stock.

Facts for Randolph Shareholders.

•   You have “dissenters’ rights.”
•   The merger should be tax free to you, except for cash you
receive for fractional shares, as a “dissenting” shareholder, or for shares of Series A preferred stock.
•   After the merger, Randolph will cease to exist and BOC
will survive.
•   Randolph will hold its annual meeting of shareholders on
                    , 2007, to vote on the merger and elect four
directors.

Facts for BankCorp Shareholders.

•   You do not have “dissenters’ rights.”
•   The merger will not have a tax effect on you.
•   The merger will not change the number of shares of
BankCorp common stock you own.
•   BankCorp will hold a special meeting of shareholders
on                     , 2007, to vote on the merger.

Facts for both Randolph’s and BankCorp’s Shareholders.

•

The terms of the merger are contained in a written agreement dated as of April 12, 2007. It is referred to in this document as the “Agreement.” A copy is attached as Appendix A, and you should read it carefully.

•	After the merger, Randolph’s shareholders will own approximately 40%, and BankCorp’s current shareholders will own approximately 60%, of BankCorp’s common stock.

•	Randolph’s and BankCorp’s Boards of Directors recommend the merger to their shareholders.

Some risk factors Randolph’s and BankCorp’s shareholders should consider before they decide how to vote on the merger are described in this document under the heading “ Risk Factors,” which begins on page 18.

Neither the Securities and Exchange Commission nor any state securities regulator has approved of the BankCorp common stock to be issued in the merger or determined if this document is accurate or complete. It is illegal to tell you otherwise.

The shares of BankCorp common stock to be issued to holders of Randolph common stock will represent equity interests in BankCorp. They are not bank deposits or savings accounts, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency or other person, and will be subject to investment risk, including the possible loss of principal.

This Joint Proxy Statement/Prospectus is dated                     , 2007, and is being mailed to both Randolph’s and BankCorp’s shareholders on or about                     , 2007.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF

RANDOLPH BANK & TRUST COMPANY

The Annual Meeting of shareholders of Randolph Bank & Trust Company will be held at 12:00 p.m. on                     , 2007, at The Exchange located at 204 South Fayetteville Street, in Asheboro, North Carolina.

The purposes of the meeting are:

1.	Proposal to Approve an Agreement and Plan of Merger. To consider and vote on a proposal to approve an Agreement and Plan of Reorganization and Merger, dated as of April 12, 2007 (the “Agreement”), between Randolph Bank & Trust Company (“Randolph”) and Bank of the Carolinas (“BOC”), and joined in by Bank of the Carolinas Corporation (“BankCorp”) (a copy of which is attached as Appendix A to the Joint Proxy Statement/Prospectus accompanying this Notice), and to approve the transactions described in the Agreement, including, without limitation, the merger of Randolph into BOC and the conversion of (a) outstanding shares of Randolph’s common stock into the right to receive shares of BankCorp’s common stock and (b) each outstanding share of Randolph’s Series A preferred stock into the right to receive cash calculated as described in the Agreement, all as more fully described in the Joint Proxy Statement/Prospectus; and

2.	Election of Directors. To elect four members of the Board of Directors each for a term of three years;

3.	Proposal to Authorize Management to Adjourn the Annual Meeting. To consider and vote on a proposal to authorize Randolph’s management to adjourn the Annual Meeting for up to 120 days for any reason; and

4.	Other Business. To transact any other business properly presented for action at the meeting.

At the Annual Meeting, you may cast one vote for each share of Randolph common stock you held of record on                     , 2007, which is the record date for the meeting. Shares of Randolph Series A preferred stock are non-voting shares, so holders of those shares may not vote them at the meeting.

Randolph’s Board of Directors recommends that holders of Randolph common stock vote “FOR” the Agreement, “FOR” each of the four nominees for director named in this document, and “FOR” the proposal to authorize management to adjourn the Annual Meeting.

If the Agreement is approved and the merger is completed, holders of both Randolph common stock and Randolph Series A preferred stock will have the right to dissent and demand payment of the fair value of their shares. Your right to dissent is conditioned on your strict compliance with the requirements of Article 13 of Chapter 55 of the North Carolina General Statutes. The full text of that statute is attached as Appendix B to the Joint Proxy Statement/Prospectus which accompanies this Notice.

You are invited to attend the meeting in person. However, even if you plan to attend, please complete, sign and date the enclosed appointment of proxy and return it to Randolph as soon as you can in the accompanying envelope. Doing that will help ensure that your shares of Randolph common stock are represented and that a quorum is present at the meeting. Even if you sign an appointment of proxy, you may still revoke it later or attend the meeting and vote in person.

By Order of the Board of Directors

K. Reid Pollard

President and Chief Executive Officer

Asheboro, North Carolina

                    , 2007

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

BANK OF THE CAROLINAS CORPORATION

A Special Meeting of shareholders of Bank of the Carolinas Corporation will be held at         .m. on                     , 2007, at the Bank of the Carolinas Operations Center located at 106 York Way in Advance, North Carolina.

The purpose of the meeting is:

1.	Proposal to Approve an Agreement and Plan of Merger. To consider and vote on a proposal to approve an Agreement and Plan of Reorganization and Merger, dated as of April 12, 2007 (the “Agreement”), between Randolph Bank & Trust Company (“Randolph”) and Bank of the Carolinas (“BOC”), and joined in by Bank of the Carolinas Corporation (“BankCorp”) (a copy of which is attached as Appendix A to the Joint Proxy Statement/Prospectus accompanying this Notice), and to approve the transactions described in the Agreement, including, without limitation, the merger of Randolph into BOC and the conversion of (a) outstanding shares of Randolph’s common stock into the right to receive shares of BankCorp’s common stock and (b) each outstanding share of Randolph’s Series A preferred stock into the right to receive cash calculated as described in the Agreement, all as more fully described in the Joint Proxy Statement/Prospectus;

2.	Proposal to Authorize Management to Adjourn the Special Meeting. To consider and vote on a proposal to authorize BankCorp’s management to adjourn the Special Meeting for up to 120 days for any reason; and

3.	Other Business. To transact any other business properly presented for action at the meeting.

At the Special Meeting, you may cast one vote for each share of BankCorp common stock you held of record on                     , 2007, which is the record date for the meeting.

BankCorp’s Board of Directors recommends that holders of BankCorp common stock vote “FOR” the Agreement and “FOR” the proposal to authorize management to adjourn the Special Meeting.

You are invited to attend the meeting in person. However, even if you plan to attend, please complete, sign and date the enclosed appointment of proxy and return it to BankCorp as soon as you can in the accompanying envelope. Doing that will help ensure that your shares of BankCorp common stock are represented and that a quorum is present at the meeting. Even if you sign an appointment of proxy, you may still revoke it later or attend the meeting and vote in person.

By Order of the Board of Directors

Robert E. Marziano

Chairman and Chief Executive Officer

Mocksville, North Carolina

                    , 2007

SUMMARY

The following is a brief summary of the information in this document. The summary is not intended to be complete, and it may not contain all the information that is important to you. To better understand the Agreement that will be voted on by Randolph’s and BankCorp’s shareholders at their respective shareholder meetings, you should read this entire document carefully. Each item in this summary includes a page reference directing you to a more complete discussion of the information in that item.

General Information

Randolph and BankCorp propose to merge Randolph into BOC.

The terms and conditions of the merger are provided for in the Agreement dated April 12, 2007 between Randolph, BOC and BankCorp. A copy of the Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus, and you should read it carefully. When the merger becomes effective:

•	Randolph will be merged into BOC, with BOC as the surviving company,

•	outstanding shares of Randolph common stock will be converted into shares of BankCorp common stock, and

•	outstanding shares of Randolph Series A Preferred Stock will be converted into cash. (See “The Merger” on page .)

Each share of Randolph common stock will be converted into 2.67 shares of BankCorp stock, subject to a possible adjustment.

When the merger is completed, each outstanding share of Randolph common stock (except for shares held by Randolph’s shareholders who “dissent,” and shares owned by BankCorp which will be cancelled in the merger) automatically will be converted into 2.67 shares of BankCorp common stock, and cash for fractional shares, subject to possible adjustments in the exchange ratio based on an increase or decrease of more than 20% in a 20-day average of closing prices of BankCorp stock as compared to the average at the time the Agreement was signed. Based on the closing prices of BankCorp common stock on The Nasdaq Capital Market on April 12, 2007 (the day before the merger was publicly announced) and on August 17, 2007, the market value of 2.67 shares of BankCorp common stock would have been $36.95 and $29.37, respectively. (See “The Merger—Conversion of Randolph Capital Stock” on page      and “—Adjustment of Exchange Ratio Based on Change in Average Closing Price” on page     , “Rights of Dissenting Randolph Shareholders” on page     , and “Capital Stock of BankCorp—Description of Capital Stock on page     .)

The exchange ratio may be adjusted based on changes in the average closing price of BankCorp common stock.

The Agreement provides that if the “average closing price” (as defined below) of BankCorp common stock is less than $10.864 (which is 80% of its “starting price” of $13.58), then Randolph’s Board of Directors may terminate the Agreement unless BankCorp agrees to increase the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by $10.864, and dividing the result by the average closing price. If BankCorp elects not to increase the exchange ratio, the Agreement will be terminated unless Randolph’s Board elects not to terminate. Conversely, if the average closing price of BankCorp common stock is greater than $16.296 (which is 120% of the starting price), then BankCorp’s Board of Directors may elect to decrease the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by $16.296, and dividing the result by the average closing price.

The “starting price” is the average of the daily last sale prices of BankCorp stock as reported on The Nasdaq Capital Market for the 20 consecutive full trading days on which shares were traded as of April 12, 2007, the date of the Agreement. The “average closing price” of a share of BankCorp common stock will be the average of the daily last sale prices of that stock as reported on The Nasdaq Capital Market for the 20 consecutive full trading days on which shares are traded as of the date that both (1) all required regulatory approvals have been received and (2) the required shareholder approvals have been received.

For example, if the average closing price were $10.50, then Randolph’s Board could elect to terminate the Agreement unless BankCorp agreed to increase the exchange ratio to 2.7626. If the average closing price were $16.50, then BankCorp’s Board could elect to decrease the exchange ratio to 2.6370.

Approval of the Agreement by Randolph’s and BankCorp’s shareholders will authorize each company’s Board to make adjustments in the exchange ratio, or to complete the merger without making adjustments, as provided in the Agreement, and without any further approval of shareholders. (See “The Merger—Adjustment of Exchange Ratio based on Change in Average Closing Price” on page     .)

BankCorp will pay cash instead of issuing fractional shares.

The conversion of shareholders’ Randolph common stock will result in fractional shares of BankCorp common stock. BankCorp will pay cash, determined by multiplying the fraction by the closing price of BankCorp shares on the date the merger becomes effective, rather than issuing fractional shares. (See “The Merger—Treatment of Fractional Shares” on page     .)

Each share of Randolph Series A preferred stock will be converted into cash.

When the merger is completed, each outstanding share of Randolph Series A preferred stock (except for shares held by Randolph’s shareholders who “dissent”) automatically will be converted into the right to receive cash in the amount of $1,000 plus any amount of unpaid quarterly dividends beginning January 1, 2007, prorated on a daily basis for partial quarters. (See “The Merger—Conversion of Randolph Capital Stock” on page , and “Rights of Dissenting Randolph Shareholders” on page .)

Randolph’s financial advisor said the merger is fair to the holders of Randolph’s common stock.

Sterne, Agee & Leach, Inc. has served as Randolph’s financial advisor in connection with the merger. It has given Randolph’s Board of Directors its written opinion that it believes the consideration to be received by holders of Randolph common stock in the merger is fair from a financial point of view. The opinion does not address the fairness of the cash consideration to be paid to the holders of Randolph Series A preferred stock. A copy of the opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus and Randolph’s shareholders should read it carefully. (See “The Merger—Opinion of Randolph’s Financial Advisor” on page     .)

BankCorp’s financial advisor said the merger is fair to BankCorp’s shareholders.

McKinnon & Company, Inc. has served as BankCorp’s financial advisor in connection with the merger. It has given BankCorp’s Board of Directors its written opinion that the consideration to be paid to Randolph common shareholders under the Agreement is fair from a financial point of view to BankCorp and its shareholders. A copy of the opinion is attached as Appendix D to this Joint Proxy Statement/Prospectus and BankCorp’s shareholders should read it carefully. (See “The Merger—Opinion of BankCorp’s Financial Advisor” on page     .)

The merger will be treated as a “purchase” for accounting purposes.

Under the “purchase” method of accounting, Randolph’s assets and liabilities will be recorded at their fair values on BOC’s books and BankCorp’s consolidated books, and any excess of the cost of those assets over their fair value will be recorded as goodwill. (See “The Merger—Accounting Treatment” on page     .)

The merger should be tax free to Randolph’s shareholders, other than for cash they receive for Series A preferred stock, for fractional shares, or as “dissenting shareholders.”

Randolph and BankCorp have received a written opinion from Dixon Hughes PLLC to the effect that, for holders of Randolph common stock, the merger should be treated as a “tax-free reorganization” for federal and North Carolina income tax purposes. However, the conversion of Randolph Series A preferred stock will be subject to tax. Also, cash received for fractional shares of BankCorp common stock or on the exercise of “dissenters’ rights” will not be treated as tax free. There are various qualifications and limitations to the tax opinion, and each Randolph shareholder’s individual circumstances may affect the tax consequences of the merger to that shareholder. Randolph’s shareholders should consult their own tax advisors in order to make an evaluation of the tax consequences of the merger based on their particular individual circumstances. (See “The Merger—Material Income Tax Consequences” on page .)

Randolph’s shareholders have “dissenters’ rights” in the merger.

If the merger is completed, North Carolina law gives holders of Randolph common stock and Randolph Series A preferred stock the right to dissent and to receive the “fair value” of their shares in cash. Holders of BankCorp stock do not have the right to dissent.

Having dissenters’ rights means that a Randolph shareholder may “dissent” and receive the “fair value” of his or her Randolph stock in cash instead of accepting the consideration offered in the merger. For a Randolph shareholder to dissent, the shareholder must, among other things:

•

give to Randolph, before the vote on the Agreement is taken at the Randolph Annual Meeting, timely written notice of the shareholder’s intent to dissent and demand payment for his or her shares if the merger is completed;

•	not vote in favor of the Agreement;

•

demand payment and deposit his or her share certificates by the date set forth in, and in accordance with the terms and conditions of, a “dissenters’ notice” that will be sent to the shareholder by Randolph; and

•	otherwise satisfy the requirements of the North Carolina statutes which are attached as Appendix B to this Joint Proxy Statement/Prospectus.

To dissent, a Randolph shareholder must follow carefully the requirements of the North Carolina statutes, including giving the required written notice before the vote on the Agreement is taken at the Randolph Annual Meeting. Those steps are summarized under the caption “Rights of Dissenting Randolph Shareholders” on page     , and a copy of the North Carolina statutes is attached as Appendix B to this Joint Proxy Statement/Prospectus. Randolph’s shareholders who intend to exercise dissenters’ rights should read the appropriate statutes carefully and consult with their own legal counsel. Randolph’s shareholders also should remember that if they return signed appointments of proxy but fail to provide instructions as to how their shares of Randolph common stock are to be voted, they will be considered to have voted “FOR” the Agreement and will not be able to assert dissenters’ rights. Also, Randolph’s shareholders who exercise dissenters’ rights may have taxable income as a result, so shareholders who intend to dissent also should consult with their own tax advisors. (See “Rights of Dissenting Randolph Shareholders” on page     , and “The Merger—Material Income Tax Consequences” on page     .)

The rights of holders of Randolph common stock are different from the rights of BankCorp shareholders.

When Randolph shareholders receive BankCorp common stock for their Randolph common stock, they will become shareholders of BankCorp. There are certain differences that Randolph’s shareholders should be aware of between the rights of holders of Randolph common stock and the rights of holders of BankCorp common stock. (See “Capital Stock of

BankCorp—Differences in Capital Stock of BankCorp and Randolph” on page .) Those differences include:

•

a vote of more than two-thirds of the outstanding shares of Randolph common stock is required to approve a merger and certain other actions that affect Randolph, while only a majority vote of BankCorp’s outstanding shares is required to approve similar actions that affect BankCorp;

•

Randolph’s shareholders have dissenters’ rights in connection with various types of corporate transactions, including mergers, while BankCorp’s shareholders do not have dissenters’ rights because BankCorp shares are traded on a national securities exchange.

Randolph’s officers and directors have special interests in the merger that are different from Randolph’s shareholders.

Some of Randolph’s officers and directors will receive payments or other benefits as a result of the merger that give them interests in the merger that are not shared by all Randolph shareholders. The most significant of those payments and benefits are described below.

•

Randolph’s President, K. Reid Pollard, will receive a change of control payment if his employment ends within 12 months after the merger. That payment would have been $512,686 if his employment had ended on December 31, 2006, following the merger. He also will become vested in benefits under (1) his existing supplemental retirement plan which provides for annual payments of $72,000 for ten years after age 65, and (2) his existing salary continuation plan which provides for annual payments for ten years following age 60 that had a present value of $303,000 on December 31, 2006.

•

Randolph’s Chief Credit Officer, C. Mike Whitehead, and four other senior officers, will receive change of control payments if their employment ends within 12 months after the merger. If their employment had ended on December 31, 2006, following the merger, Mr. Whitehead’s payment would have been $142,061, and the aggregate amount of the payments to the other four officers as a group would have been approximately $518,309.

•

Stock options held by all Randolph’s officers and employees will be cancelled in exchange for cash payments which, if the merger had occurred on August 17, 2007, would have amounted to $76,428 for Mr. Pollard, $15,733 for Mr. Whitehead, and an aggregate of approximately $188,070 for all Randolph’s officers and employees as a group.

•

Four of Randolph’s current directors (D. Harold Briles, Christy B. McKenzie, Phillip O. Ridge and Doris H. Smith) tentatively have been selected to serve as members of BankCorp’s Board, and Randolph’s remaining directors will serve as advisory directors of BOC, and they will receive fees for their services.

•

Randolph’s current directors will receive payments (not to exceed an aggregate of $250,000 for all directors as a group) in lieu of their existing consulting and supplemental retirement agreements with Randolph.

(See “The Merger—Special Interests of Randolph’s Directors and Executive Officers” on page .)

BankCorp’s and BOC’s directors and executive officers will continue to serve in their current positions.

BankCorp’s and BOC’s current directors and executive officers will continue to serve in their current positions with BankCorp and BOC following the merger. (See “Information About BankCorp—Board of Directors” on page      and “—Executive Officers” on page     , and “Information About Randolph—Election of Board of Directors” on page     , and “—Executive Officers” on page     .)

BankCorp’s and BOC’s current directors and executive officers beneficially own an aggregate of 759,417 shares of BankCorp’s outstanding common stock (including shares covered by exercisable stock options they hold) which amounts to approximately 18.65% of BankCorp’s outstanding shares. Following the merger, it is expected that those shares will amount to approximately 11.51% of BankCorp’s outstanding common stock. (See “Information About BankCorp—Beneficial Ownership of Common Stock” on page     .)

The Agreement will be voted

on at the Randolph Annual

Meeting. Randolph’s Board

of Directors recommends

that Randolph’s shareholders vote “FOR” the Agreement.

Randolph will hold its Annual Meeting on                     , 2007, at         .m. at The Exchange located at 204 South Fayetteville Street in Asheboro, North Carolina. At the meeting, Randolph’s shareholders will vote on a proposal to approve the Agreement that provides for the merger and on proposals to elect four directors and to authorize Randolph’s management to adjourn the meeting for any reason.

Randolph’s Board of Directors has approved the Agreement and recommends that Randolph’s shareholders vote “FOR” its approval. (See “The Merger—Recommendation of Boards of Directors and Reasons for the Merger” on page     .) Randolph’s Board of Directors also recommends that Randolph’s shareholders vote “FOR” each of the four nominees for election as directors named in this document, and “FOR” the proposal to authorize management to adjourn the meeting. (See “Information About Randolph—Proposal to Authorize Management to Adjourn the Randolph Annual Meeting on page     .)

To complete the merger, the holders of at least two-thirds of the outstanding shares of Randolph common stock must vote to approve the Agreement at the Randolph Annual Meeting. (See “The Merger—Required Shareholder Approvals” on page     .) Randolph’s directors and executive officers and their affiliates have the right to vote an aggregate of 213,828 shares of Randolph common stock, or approximately 21.64% of the outstanding shares that can be voted at the Randolph Annual Meeting. Also, BankCorp owns 42,642 shares of Randolph common stock, or approximately 4.32% of the outstanding shares. Randolph expects that all those shares will be voted for approval of the Agreement. (See “Information About Randolph—Beneficial Ownership of Capital Stock” on page .)

You can vote at the Randolph Annual Meeting if you were a record owner of Randolph common stock at the close of business on             , 2007. On that date, there were 988,025 outstanding shares of Randolph common stock. You may cast one vote for each share of Randolph common stock that you owned of record on the record date. (See “The Shareholders’ Meetings” on page     .) Holders of Randolph Series A preferred stock are not entitled to vote their shares at the Randolph Annual Meeting.

There will be a Special Meeting

of BankCorp’s shareholders to

vote on the Agreement.

BankCorp’s Board of

Directors recommends that

BankCorp’s shareholders vote “FOR” the Agreement.

BankCorp will hold its Special Meeting on                     , 2007, at         .m. at the Bank of the Carolinas Operations Center located at 106 York Way in Advance, North Carolina. At the meeting, holders of BankCorp common stock will vote on a proposal to approve the Agreement that provides for the merger and on a proposal to authorize BankCorp’s management to adjourn the meeting for any reason.

BankCorp’s Board of Directors also has approved the Agreement and recommends that BankCorp’s shareholders vote “FOR” its approval. (See “The Merger—Recommendations of Boards of Directors and Reasons for the Merger” on page     ). BankCorp’s Board of Directors also recommends that BankCorp’s shareholders vote “FOR” the proposal to authorize management to adjourn the meeting. (See “Information About BankCorp—Proposal to Authorize Management to Adjourn the BankCorp Special Meeting” on page     .)

To complete the merger, the votes cast in favor of the Agreement at the BankCorp Special Meeting must exceed the votes cast against it. (See “The Merger—Required Shareholder Approvals” on page     .) BankCorp’s directors and executive officers and their affiliates have the right to vote an aggregate of 541,122 shares of BankCorp common stock, or approximately 14.04% of the outstanding shares that can be voted at the BankCorp Special Meeting. BankCorp expects that those shares will be voted for approval of the Agreement. (See “Information About BankCorp—Beneficial Ownership of Common Stock” on page     .)

You can vote at the BankCorp Special Meeting if you were a record owner of BankCorp common stock at the close of business on                     , 2007. On that date, there were 3,852,992 outstanding shares of BankCorp common stock. You may cast one vote for each share of BankCorp common stock that you owned of record on the record date. (See “The Shareholders’ Meetings” on page     .)

Banking regulators also must approve the merger.

The merger also is subject to approval by the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and State Banking Commission. Applications for those regulatory approvals have been filed. (See “The Merger—Required Regulatory Approvals” on page     .)

There are various other conditions to the merger.

In addition to required shareholder and regulatory approvals, and receipt of the fairness opinions and tax opinions, the Agreement contains various other conditions which are customary in merger transactions that must be satisfied for the merger to be completed. Those other conditions include performance by BankCorp and Randolph of their respective agreements, the absence of material adverse changes in either company’s business, receipt of opinions from their respective legal counsel, compliance with laws that apply to the merger, and the absence of any legal or regulatory proceeding that challenges the merger or that otherwise adversely affects the merger or either company. (See “The Merger—Conditions to the Merger” on page     .)

There are ways in which

the Agreement could be

terminated before the merger is completed.

Before the merger is completed, the Agreement may be terminated by the mutual agreement of Randolph and BankCorp and, under conditions described in the Agreement, it also may be terminated by either Randolph or BankCorp alone. (See “The Merger—Termination of the Agreement” on page     .)

The merger is expected to be completed during the fourth quarter of 2007.

If all required regulatory approvals are received and Randolph’s and BankCorp’s shareholders approve the Agreement, Randolph and BankCorp expect that the merger will become effective during the fourth quarter of 2007. (See “The Merger—Closing Date and Effective Time” on page     .)

Randolph and BOC are banks; BankCorp is a bank holding company.

Randolph. Randolph is an FDIC-insured North Carolina banking corporation that engages in a general commercial banking business. Randolph’s principal office address is 175 North Fayetteville Street, Asheboro, NC 27203, and its telephone number is (336) 625-1000. Its principal activities include soliciting deposits from, and making loans to, individuals and small- and medium-sized businesses in its banking market which includes Randolph County and a portion of Alamance County, North Carolina. Randolph engages in all types of commercial lending, but has significant concentrations in real estate mortgage and commercial and industrial loans. Approximately 34% of its loans are variable rate loans and 66% are fixed rate loans. Randolph offers all types of deposit products to its customers, with savings and time deposits comprising a significant portion of its deposits. Randolph’s unaudited financial statements on, and for the six months ended, June 30, 2007, reflected total assets of $277.1 million and an operating loss of $28,242 after payment of dividends on preferred stock. The loss resulted primarily from Randolph’s sale of several underperforming loans during the first quarter of 2007. Randolph’s management does not believe the loss will be a recurring event.

During 2005, Randolph entered into a Memorandum of Understanding with the FDIC and North Carolina Commissioner of Banks that required

Randolph to take actions to correct unsatisfactory conditions identified during a regulatory examination. At the close of 2006, Randolph’s management believed it had complied with all terms of the MOU. However, while Randolph remains “well capitalized” under regulatory capital guidelines, in the first quarter of 2007 its leverage capital ratio fell below the minimum ratio of 8.0% required by the MOU. Randolph’s leverage capital ratio on June 30, 2007 was 7.82%. (See “Information About Randolph” on page     .)

BankCorp. BankCorp is a North Carolina business corporation registered with the Federal Reserve Board as a bank holding company and is the parent company of BOC. The mailing address of BankCorp’s executive office is 135 Boxwood Village Drive, Mocksville, NC 27028, and its telephone number is (336) 751-5755. It has no separate operations and conducts no business on its own other than owning BOC and supporting its business. BankCorp’s unaudited consolidated financial statements on, and for the six months ended, June 30, 2007, reflected total assets of $456.9 million and net income of $1.4 million.

BOC is an FDIC-insured North Carolina banking corporation that engages in a general commercial banking business and is a wholly-owned subsidiary of BankCorp. BOC’s principal office and telephone number are the same as those of BankCorp. Its principal activities include soliciting deposits from, and making loans to, individuals and small- and medium-sized businesses in its banking market which includes the seven counties in the central Piedmont region of North Carolina where its ten banking offices are located. BOC engages in all types of commercial lending, but has significant concentrations in real estate and commercial loans. Approximately 54% of its loans are variable rate loans and 46% are fixed rate loans. BOC offers all types of deposit products to its customers, but it relies heavily on certificates of deposit which it accepts from deposit brokers and on the Internet, as well as from customers within its banking market. (See “Information About BankCorp” on page     .)

BankCorp common stock is listed on The Nasdaq Capital Market. There is no public trading market for Randolph common stock.

The trading symbol for BankCorp common stock is “BCAR.” On April 12, 2007 (the day before the merger was publicly announced), and August 17, 2007, the reported closing prices of BankCorp common stock were $13.84 and $11.00, respectively. Randolph common stock trades primarily in private transactions between buyers and sellers. On April 12, 2007, and August 17, 2007, the most recent prices known to Randolph’s management at which its common stock was sold were $30.00 and $30.00, respectively. (See “Market and Dividend Information” on page     .)

The merger involves some risks for Randolph’s shareholders.

In deciding how to vote on the Agreement and merger, holders of Randolph’s common stock will be making an investment decision on whether to take BankCorp common stock in exchange for their Randolph common stock. There are some special factors Randolph’s shareholders should consider before they decide how to vote on the Agreement. (See “Risk Factors” on page     .)

Selected Financial Information

BankCorp.    The following table contains selected historical consolidated financial information for BankCorp and BOC on the dates and for the periods indicated. This selected financial information has been derived from, and you should read it in conjunction with, BankCorp’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with related financial statement footnotes, which are included in this Joint Proxy Statement/Prospectus. BankCorp became the parent holding company of BOC on August 18, 2006. Financial information for prior periods is for BOC alone. (See “Consolidated Financial Statements of Bank of the Carolinas Corporation” on page F-1.)

The information as of and for the six months ended June 30, 2007 and 2006, has not been audited but, in the opinion of BankCorp’s management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of BankCorp’s financial condition and results of operations on those dates and for those periods. The results for the six months ended June 30, 2007 and 2006, are not necessarily indicative of the results to be expected for the remainder of the current year or any other period.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts)
Selected balance sheet data:
Gross loans	$355,750	$333,777	$354,555	$299,927	$227,117	$182,945	$152,369
Securities	64,563	54,031	55,677	47,379	32,102	30,261	30,895
Total assets	456,853	424,651	454,578	390,187	292,095	232,271	194,488
Deposits	386,993	350,045	382,721	326,640	231,532	194,297	159,725
Shareholders’ equity	38,693	35,798	37,714	34,651	33,175	22,001	15,700
Selected results of operations:
Net interest income	$ 7,124	$7,245	$14,663	$12,151	$8,642	$7,211	$5,966
Provision for loan losses	474	297	1,157	1,120	952	511	610
Non-interest income	901	725	3,374	1,341	1,114	946	898
Non-interest expense	5,566	5,117	11,512	8,832	6,730	5,597	4,923
Income taxes	613	911	1,894	1,207	615	672	-0-
Net income	1,372	1,645	3,474	2,333	1,459	1,377	1,331
Preferred stock dividends declared	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Net income available to common shareholders	1,372	1,645	3,474	2,333	1,459	1,377	1,331
Per share:
Net income
Basic	$ 0.36	$0.43	$0.91	$0.61	$0.52	$0.57	$0.58
Diluted	0.35	0.42	0.88	0.59	0.50	0.53	0.56
Book value per common share(1)	10.04	9.36	9.86	9.06	8.76	7.91	6.88
Tangible book value per common share(1)(2)	9.89	9.20	9.70	8.90	8.60	7.69	6.62
Selected ratios:
Return on average assets(3)	0.60%	0.83%	0.84%	0.69%	0.59%	0.65%	0.76%
Return on average shareholders’ equity(3)	7.18%	9.36%	9.57%	6.86%	6.45%	7.75%	8.87%
Average shareholders’ equity to average total assets	8.38%	8.89%	8.73%	10.01%	9.08%	8.43%	8.56%

(1)	Computed based on historical common shares outstanding, as adjusted for common stock splits.
(2)	Computed based on total equity less intangibles of $591 at December 31, 2006 and June 30, 2007, and $612 at prior period-ends.
(3)	Ratios for the six-month periods ended June 30, 2007 and 2006 are annualized.

Randolph.    The following table contains selected historical consolidated financial information for Randolph on the dates and for the periods indicated. This selected financial information has been derived from, and you should read it in conjunction with, Randolph’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with related financial statement footnotes, which are included in this Joint Proxy Statement/Prospectus. (See “Consolidated Financial Statements of Randolph Bank & Trust Company” on page F-31.)

The information as of and for the six months ended June 30, 2007 and 2006, has not been audited but, in the opinion of Randolph’s management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Randolph’s financial condition and results of operations on those dates and for those periods. The results for the six months ended June 30, 2007 and 2006, are not necessarily indicative of the results to be expected for the remainder of the current year or any other period.

	As of and for the six months ended June 30,		As of and for the year December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts)
Selected balance sheet data:
Gross loans	$189,830	$185,673	$190,494	$183,455	$174,790	$181,043	$164,623
Securities	60,467	63,536	55,478	62,084	48,842	56,565	59,744
Total assets	277,139	274,091	278,313	268,939	243,858	265,330	248,743
Deposits	234,649	225,482	229,777	218,168	196,094	207,595	199,080
Shareholders’ equity	21,945	21,660	22,084	19,503	19,640	20,257	19,516
Selected results of operations:
Net interest income	$4,160	$4,398	$8,730	$8,720	$8,827	$8,982	$8,578
Provision for loan losses	130	100	585	700	2,560	1,490	2,665
Non-interest income	858	1,295	3,014	2,530	3,253	3,167	3,220
Non-interest expense	4,887	5,066	10,435	9,781	9,639	9,123	8,330
Income taxes	(79)	62	32	97	(306)	278	12
Net income (loss)	80	465	692	672	187	1,258	791
Preferred stock dividends declared	108	65	175	—	—	—	—
Net income (loss) available to common shareholders	(28)	400	517	672	187	1,258	791
Per share:
Net income (loss):
Basic	$(0.03)	$0.41	$0.53	$0.69	$0.19	$1.30	$0.86
Diluted	(0.03)	0.40	0.52	0.68	0.19	1.29	0.85
Book value per common share(1)	19.88	19.62	20.06	19.84	20.21	20.98	20.30
Tangible book value per common share(1)(2)	19.30	19.04	19.48	19.26	19.62	20.39	19.71
Selected ratios:
Return on average assets(3)	0.06%	0.34%	0.25%	0.26%	0.07%	0.49%	0.36%
Return on average shareholders’ equity(3)	0.72%	4.38%	3.07%	3.33%	0.89%	6.06%	4.27%
Average shareholders’ equity to average total assets	7.96%	7.82%	8.20%	7.86%	8.21%	8.16%	8.32%

(1)	Computed based on historical common shares outstanding, as adjusted for common stock splits.
(2)	Computed based on total equity less intangibles of $571 for all periods.
(3)	Ratios for the six-month periods ended June 30, 2007 and 2006 are annualized.

Selected Unaudited Pro Forma Combined Financial Information

The following table contains selected historical combined financial information for BankCorp and Randolph on a pro forma basis on the dates and for the periods indicated. The pro forma information has been prepared assuming that the merger had been completed on June 30, 2007, for balance sheet data, and on January 1, 2006, for results of operations data, using the “purchase” method of accounting.

This information has been prepared based on estimates of the fair values of Randolph’s tangible and identifiable intangible assets and liabilities. The final purchase accounting adjustments may be materially different from those used in preparing the pro forma data presented below. Any decrease in the net fair value of Randolph’s assets and liabilities as compared to the information shown below will have the effect of increasing the amount of the purchase price allocable to goodwill. (See “The Merger—Accounting Treatment” on page     .) The pro forma information does not necessarily indicate the operating results or financial condition of the combined company that would have occurred had the merger been completed at the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. You should read the information below in conjunction with BankCorp’s and Randolph’s audited financial statements and unaudited interim financial statements, together with the related financial statement footnotes, and the Pro Forma Condensed Combined Consolidated Financial Statements and related notes and assumptions, which are included in this Joint Proxy Statement/Prospectus. (See “Consolidated Financial Statements of Bank of the Carolinas Corporation” on page F-1, “Consolidated Financial Statements of Randolph Bank & Trust Company” on page F-31, and “Pro Forma Condensed Combined Consolidated Financial Statements” on page F-67)

	As of and for the six months ended June 30, 2007	As of and for the year ended December 31, 2006
	(Dollars in thousands, except per share amounts)
Selected balance sheet data:
Gross loans	$542,400	$541,869
Securities	123,708	111,155
Total assets	748,640	750,178
Deposits	676,249	612,411
Shareholders’ equity	72,391	72,749
Selected results of operations:
Net interest income	$11,629	$23,994
Provision for loan losses	604	1,742
Non-interest income	1,759	6,388
Non-interest expense	10,780	22,600
Income taxes	541	1,906
Net income	1,463	4,134
Preferred stock dividends declared	—	—
Net income available to common shareholders	1,463	4,134
Per share:
Net income
Basic(1)	$0.23	$0.64
Diluted(1)	0.23	0.63
Book value per common share(2)	11.35	11.26
Tangible book value per common share(2)(3)	7.91	7.71
Selected ratios:
Return on average assets(4)	0.39%	0.58%
Return on average shareholders’ equity(4)	4.03	5.89
Average shareholders’ equity to average total assets	9.68	9.85
Average tangible shareholders’ equity to average total assets	6.89	7.14

(1)	Computed based on BankCorp’s weighted average basic and diluted shares outstanding (as applicable), plus 2,521,086 basic and diluted pro forma shares at June 30, 2007, and 2,629,325 basic and 2,654,525 diluted pro forma shares at December 31, 2006, to be issued to Randolph’s shareholders in connection with the merger.
(2)	Computed based on historical common shares outstanding, as adjusted for common stock splits, plus 2,524,173 pro forma shares at June 30, 2007, and 2,633,333 pro forma shares at December 31, 2006, to be issued to Randolph’s shareholders in connection with the merger.
(3)	Computed based on total equity less intangibles of $21,967 at June 30, 2007 and $22,929 at December 31, 2006.
(4)	Ratios for the six-month period ended June 30, 2007, are annualized.

Comparative Per Share Data

The following table contains data relating to BankCorp common stock and Randolph common stock, including book values, cash dividends declared and net income per share, on the dates and for the periods indicated:

•	for BankCorp and Randolph on a historical basis;

•	for BankCorp on a pro forma combined basis; and

•	on an equivalent per share of Randolph common stock basis.

The pro forma combined and equivalent per share information combines the BankCorp information together with the proposed merger with Randolph as though the merger had occurred June 30, 2007, and December 31, 2006, in the case of book value per share, and on January 1, 2006, in the case of net income. The pro forma data in the table assumes that the merger is accounted for using the “purchase” method of accounting. (See “The Merger—Accounting Treatment” on page     .)

The pro forma data does not indicate the results of future operations or the actual results that would have occurred had the merger been completed at the beginning of the periods presented. You should read the information below in conjunction with BankCorp’s and Randolph’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with the related financial statement footnotes, which are included in this Joint Proxy Statement/Prospectus. (See “Consolidated Financial Statements of Bank of the Carolinas Corporation” on page F-1, and “Consolidated Financial Statements of Randolph Bank & Trust Company” on page F-31.) You also should read the notes and assumptions used to prepare the “Pro Forma Condensed Combined Consolidated Financial Statements” that appear in this Joint Proxy Statement/Prospectus beginning on page F-67.

	As of and for the six months ended June 30, 2007	As of and for the year ended December 31, 2006
Book value per share:
BankCorp(1)	$10.04	$9.86
Randolph(1)	19.88	20.06
Pro forma combined(2)	11.35	11.26
Pro forma equivalent per share for Randolph(3)	30.30	30.06
Cash dividends per share:
BankCorp	$0.10	$0.20
Randolph	0.00	0.25
Pro forma combined (common stock)	0.10	0.20
Pro forma equivalent per share for Randolph(3)	0.27	0.53
Net income per share (basic):
BankCorp	$0.36	$0.91
Randolph	(0.03)	0.53
Pro forma combined(4)	0.23	0.64
Pro forma equivalent per share for Randolph(3)	0.61	1.71

(1)	Computed based on historical common shares outstanding, as adjusted for common stock splits.
(2)	Computed based on BankCorp’s historical common shares outstanding, as adjusted for common stock splits, plus 2,524,173 pro forma shares at June 30, 2007, and 2,633,333 pro forma shares at December 31, 2006, to be issued to Randolph’s shareholders in connection with the merger.
(3)	Pro forma equivalent per share amounts have been calculated by multiplying the “Pro forma combined” amounts by the exchange ratio of 2.67 shares of BankCorp common stock for each share of Randolph common stock (other than shares held by BankCorp, which will be cancelled in connection with the merger).
(4)	Computed based on BankCorp’s weighted average basic and diluted shares outstanding (as applicable), plus 2,521,086 pro forma shares at June 30, 2007, and 2,629,325 pro forma shares at December 31, 2006, to be issued to Randolph’s shareholders in connection with the merger.

RISK FACTORS

In deciding how to vote on the Agreement, the holders of Randolph’s common stock will be making an investment decision on whether to take BankCorp common stock in exchange for their Randolph common stock. If you are a Randolph shareholder making this decision, in addition to normal investment risks and the other information in this document, you should carefully consider the following special factors.

Factors Relating to the Merger Consideration

Fluctuations in the market price of BankCorp common stock may affect the value of the consideration that Randolph’s shareholders receive for their Randolph common stock in the merger.

Randolph shareholders will receive 2.67 shares of BankCorp common stock in exchange for each share of their Randolph common stock, unless the exchange ratio is adjusted based on a change in an average of closing prices of BankCorp’s common stock. Subject to such an adjustment, the amount of BankCorp common stock you receive will be fixed under these provisions of the Agreement, even though the prices of Randolph common stock and/or BankCorp common stock at the time the merger is completed may vary from their prices on the date the Agreement was signed, on the date of this Joint Proxy Statement/Prospectus, and on the date of the Randolph Annual Meeting. So, you will not know the value of the shares you will receive, or how their value compares to the value of your Randolph common stock, until the merger is completed. (See “The Merger—Conversion of Randolph Capital Stock” on page      and “—Adjustment of Exchange Ratio Based on Change in Average Closing Price” on page     .)

The exchange ratio may not be adjusted even if the average closing price of BankCorp common stock is below 80%, or above 120%, of its starting price.

The Agreement provides that, if the average closing price of BankCorp common stock is less than 80% of its starting price, then Randolph may give BankCorp notice that it intends to terminate the Agreement unless BankCorp agrees to increase the exchange ratio based on a formula described in the Agreement. If BankCorp elects not to increase the exchange ratio, then Randolph’s Board would have the option to terminate the Agreement or complete the merger at the current exchange ratio. As a result, in that situation, the exchange ratio may be increased, or the merger could be completed at the current exchange ratio even though the average closing price of BankCorp common stock was less than 80% of its starting price.

Conversely, if the average closing price of BankCorp common stock is greater than 120% of the starting price, then BankCorp’s Board may elect to decrease the exchange ratio based on the formula described in the Agreement without Randolph’s approval. As a result, in that situation, BankCorp would have the option to lower the exchange ratio or to complete the merger at the current exchange ratio even though the average closing price of BankCorp common stock was more than 120% of its starting price.

If Randolph’s and BankCorp’s shareholders approve the Agreement, each company’s Board will be authorized to make adjustments in the exchange ratio, or to complete the merger without making adjustments, as provided in the Agreement, and without any further approval of shareholders. (See “The Merger—Adjustment of Exchange Ratio Based on Change in Average Closing Price” on page     .)

BankCorp is not obligated to pay cash dividends on its common stock.

BankCorp is a holding company and, currently, its sole source of funds for paying dividends to its shareholders is dividends it receives from BOC. BankCorp has paid quarterly cash dividends to its shareholders since January 2004. However, BankCorp is not obligated to pay dividends in any particular amounts or at any particular times. Its decision to pay dividends in the future will depend on a number of factors, including its capital and the availability of funds from which dividends may be paid. (See “Market and Dividend Information—BankCorp’s Common Stock” on page     , “Supervision and Regulation—Payment of Dividends” on page     , and “Capital Stock of BankCorp— Description of Capital Stock” on page     .)

The trading volume in BankCorp common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of the stock and make it difficult for you to sell your shares.

BankCorp common stock has been listed on The Nasdaq Stock Market since December 30, 2004, and it currently is listed on The Nasdaq Capital Market. The average daily reported trading volume in the stock for the twelve months preceding August 17, 2007, was 1,821 shares. The market prices of thinly traded stock can be more volatile than the prices of stocks for which the trading market is active. It also can be more difficult, or take longer, for a shareholder to sell thinly traded stock. BankCorp cannot predict the extent to which the public market for its common stock will be or become active. Future sales of substantial amounts of BankCorp common stock in the market, or the availability of a substantial number of shares of BankCorp common stock for sale in the market, could cause the price of the common stock you receive in the merger to decline.

Factors Relating to the Merger

Combining Randolph and BOC may be more difficult, costly or time-consuming than BankCorp currently expects.

Until completion of the merger, Randolph and BOC will operate independently. When BOC and Randolph begin to integrate their operations, there could be disruptions in the operations of each bank. Inconsistencies in BOC’s and Randolph’s business procedures, controls, personnel policies and operating philosophies may create problems that could affect Randolph’s relationships with its customers, cause Randolph to lose key employees, or affect BOC’s ability to realize all anticipated benefits of the merger. Unanticipated problems with the merger could have a negative effect on BankCorp’s future operating results. BOC has successfully completed one prior acquisition, but it does not have extensive experience completing mergers or integrating other companies’ operations into its own.

Randolph’s directors and officers have interests in the merger that differ from the interests of Randolph’s other shareholders.

Randolph’s directors and officers have interests and will receive certain benefits in the merger in addition to their general interests as Randolph shareholders. Those interests may cause them to view the merger proposal differently than you view it. (See “The Merger—Special Interests of Randolph’s Directors and Executive Officers” on page     .)

Future results of the combined companies may be materially different from those reflected in the unaudited pro forma condensed combined financial statements included in this document.

The unaudited pro forma condensed combined financial statements included in this document only show a combination of BankCorp’s and Randolph’s historical results, and they do not necessarily indicate the future financial condition or operating results of the combined company. BankCorp estimates that the combined company will record an aggregate of approximately $1.6 million, net of income tax effect, in merger-related charges and purchase accounting adjustments. The actual charges may be higher or lower than estimated, depending upon how costly or difficult it is to integrate the two companies. These charges will decrease the capital of the combined company available for future profitable, income-earning investments.

The merger likely will dilute BankCorp’s earnings per share for the period during which it is completed, and it could dilute earnings per share more than expected and in future periods.

The issuance of shares of BankCorp common stock in the merger is expected to dilute BankCorp’s earnings per share during the period in which the merger is completed. In periods following completion of the merger, and based on information currently available to it, BankCorp expects that the merger will be accretive to its earnings per share. However, the extent and duration of the dilution BankCorp will incur will depend on the amount of cost savings it achieves when the companies are combined, the amount of merger-related expenses it incurs that are charged against its earnings, and the timing of those cost savings and expenses. The actual amount and timing of cost savings and expenses will not be known until the merger is completed. If cost savings are lower, or expenses charged against earnings are higher, than BankCorp expects, the amount of dilution could be greater than currently anticipated. Also, if cost savings are not recognized as quickly as expected, BankCorp’s earnings per share could be diluted in future periods. Earnings dilution resulting from the merger could have an adverse effect on the market prices of BankCorp common stock.

Factors Relating to BankCorp and the Banking Industry

BankCorp’s business strategy includes the continuation of its growth plans, and its financial condition and operating results could be negatively affected if it fails to manage its growth effectively.

BankCorp intends to continue to grow in its existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. For that reason, BankCorp’s business prospects should be considered in light of the risks, expenses and difficulties frequently encountered by companies experiencing growth. Failure to manage growth effectively could have a material adverse effect on BankCorp’s business, future prospects, financial condition or operating results, and could adversely affect its ability to successfully implement its business strategy. Also, if BankCorp’s growth occurs more slowly than anticipated, or declines, its operating results could be materially affected in an adverse way.

BankCorp’s ability to grow will depend on a variety of factors, including continued availability of desirable business opportunities and the competitive response from other financial institutions. Due to personnel and fixed asset costs of de novo branching, any new branch offices BankCorp establishes may operate at a loss until it can establish a sufficient base of business to operate profitably. Also, in establishing a new office in a new market, BankCorp likely would be faced with competitors with greater knowledge of that local market. Although BankCorp believes it has management resources and internal systems in place to successfully manage its future growth, it will need to hire and rely on well-trained local managers who have local affiliations and to whom it may need to give significant autonomy, and any de novo or other branch office it establishes could, for some period of time, have an adverse effect on BankCorp’s earnings.

Expanding BankCorp’s business through acquisitions involves risks and could have a material adverse effect on its business, operating results, financial condition or the market value of its stock, and could dilute the interests of BankCorp’s existing shareholders.

In the future, BankCorp may acquire other institutions, or branches of other institutions, that complement or expand its business. However, acquisitions and mergers involve a number of risks, including the risks that:

•	estimates and judgments used to evaluate credit, operations, management and market risks relating to a target institution may not be accurate;

•	issuance of additional common stock in an acquisition could dilute the ownership interests of BankCorp’s existing shareholders and reduce the market value of their stock;

•	negotiating a transaction and integrating the operations and personnel of the combining businesses may divert management’s attention from BankCorp’s existing business;

•	BankCorp may not be able to successfully integrate into its operations any financial institution or branches BankCorp acquires;

•	BankCorp may experience disruption and incur unexpected expenses in acquisitions it completes; or

•	after completing an acquisition, BankCorp may lose key employees and customers.

Any of these possibilities could have a material adverse effect on BankCorp’s business, operating results or financial condition and on the value of BankCorp’s common stock you receive in the merger.

BankCorp may need to raise additional capital in the future to continue to grow, but that capital may not be available when it is needed on favorable terms or at all.

Federal and state banking regulators require BankCorp and BOC to maintain adequate levels of capital to support their operations. On June 30, 2007, BankCorp’s three capital ratios were above “well capitalized” levels under bank regulatory guidelines. However, although BankCorp currently has no definitive plans for additional offices, its business strategy calls for it to continue to grow in its existing banking market (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Continued growth in BankCorp’s earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which its capital is increased through profits, will reduce BankCorp’s capital ratios unless it continues to increase its capital. If BankCorp’s capital ratios fell below “well capitalized” levels, BOC’s FDIC deposit insurance assessment rate would increase until capital was restored and maintained at a “well capitalized” level, and BankCorp might have to begin restricting its growth, as well. A higher assessment rate would cause an increase in the assessments BOC pays for federal deposit insurance, which would have an adverse effect on BankCorp’s operating results. (See “Capitalization” on page     , and “Supervision and Regulation—Capital Adequacy” on page      and “—Prompt Corrective Action” on page     .)

If, in the future, BankCorp needs to increase its capital to fund additional growth or satisfy regulatory requirements, its ability to raise that additional capital will depend on conditions at that time in the capital markets that are outside BankCorp’s control, and on its financial performance. If BankCorp cannot raise additional capital when needed, or on terms favorable to it, its ability to expand its operations through internal growth and acquisitions could be materially impaired. (See “BankCorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page     , and “Supervision and Regulation—Capital Adequacy” on page     , and “—Prompt Corrective Action” on page     .)

BankCorp’s profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on BankCorp’s operating results.

Changes in interest rates can have different effects on various aspects of BankCorp’s business, particularly its net interest income. BankCorp’s profitability depends, to a large extent, on its net interest income, which is the difference between income on its interest-earning assets and expense on its interest-bearing deposits and other liabilities. Like most financial institutions, BankCorp is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises in part from the mismatch (i.e., the interest sensitivity “gap”) between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (i.e., a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (i.e., a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. BankCorp’s ability to manage its gap position determines to a great extent its ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and BankCorp may not be able to manage its gap position in a manner that will allow it to remain profitable. (See “BankCorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page     .)

BankCorp’s reliance on time deposits could affect its liquidity and operating results.

Among other sources of funds, BankCorp relies heavily on deposits to provide funds with which to make loans and provide for its other liquidity needs. Like many community banks, BankCorp’s loan demand has exceeded the rate at which it has been able to build core deposits, and it has relied heavily on certificates of deposit (including brokered deposits and deposits solicited on the Internet) as a source of funds. On June 30, 2007, certificates of deposit of $100,000 and over made up approximately 36.8% of BankCorp’s total deposits, and brokered deposits amounted to approximately 17.6% of total deposits. Those deposits may not be as stable as other types of deposits, and, in the future, those depositors may not renew their deposits when they mature, or BankCorp may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or with funds from other sources. Not being able to keep or replace those deposits as they mature would adversely affect BankCorp’s liquidity. Paying higher deposit rates to keep or replace those deposits would have a negative effect on BankCorp’s interest margin and its operating results. (See “BankCorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page     .)

If BankCorp incurs credit losses, there is no assurance that its loan loss allowance will be adequate.

BankCorp uses underwriting procedures and criteria designed to minimize loan delinquencies and losses, but the nature of lending is such that there is no assurance that all BankCorp’s borrowers will repay their loans, and banks routinely incur losses in their loan portfolios. Regardless of the underwriting criteria BankCorp uses, it will experience loan losses from time to time in the ordinary course of its business as a result of various factors beyond its control. These factors include, among other things, changes in market, economic, business or personal conditions or other events (including changes in market interest rates), that affect the businesses or incomes of borrowers and their abilities to repay their loans and the value of properties that collateralize loans.

BankCorp maintains an allowance for loan losses based on its current judgments about the credit quality of its loan portfolio. In determining the amount of its allowance, BankCorp’s management and Board of Directors consider relevant internal and external factors that affect loan collectibility. However, if delinquency levels increase or BankCorp incurs future loan losses as a result of adverse general economic conditions or other factors, its allowance for loan losses may not be adequate to cover resulting losses. Even if the allowance is adequate, charging future loan losses against the allowance will require that BankCorp increase its provision to the allowance, which will reduce its net income. Therefore, without regard to the adequacy of BankCorp’s allowance, loan losses will have an adverse affect on its operating results and, depending on the size of those losses, the effect on its operating results could be material. (See “BankCorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page     .)

A large percentage of BankCorp’s loans are secured by real estate. Adverse conditions in the real estate market in BankCorp’s banking markets might adversely affect its loan portfolio and operating results.

Any adverse market or economic conditions in North Carolina, particularly in the real estate market, may have an adverse effect on BankCorp’s loan portfolio. On June 30, 2007, approximately 69.9% of the total dollar amount of BankCorp’s loan portfolio was secured by liens on real estate. BankCorp’s management believes that relatively high percentage reflects, at least in part, BankCorp’s policy to take real estate, whenever possible, as primary or additional collateral rather than other types of collateral, and that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment. However, adverse changes in the values of real estate in BankCorp’s banking markets caused by market or economic conditions could have an adverse effect on BankCorp’s operating results and financial condition.

The FDIC recently adopted rules aimed at placing additional monitoring and management controls on financial institutions whose loan portfolios are deemed to have concentrations in commercial real estate (“CRE”). On June 30, 2007, BankCorp’s loan portfolio exceeded thresholds established by the FDIC for additional regulatory scrutiny due to CRE concentrations. Preliminary indications from regulators are that strict limitations on the amount or percentage of CRE within any given portfolio are not expected, but, rather, that additional reporting and analysis will be required to document management’s analysis and evaluation of the potential additional risks of CRE concentrations and the impact of any mitigating factors. While the final impact of the new rules on BankCorp has not been determined, it is possible that regulatory constraints associated with these rules could adversely affect BankCorp’s ability to grow loan assets and limit its overall growth and expansion plans. These rules also could increase the costs of monitoring and managing this component of the loan portfolio. Either development could adversely affect BankCorp’s earnings and capital ratios.

Competition from other financial institutions and other financial service providers may adversely affect BankCorp’s profitability.

Commercial banking in BankCorp’s banking markets and in North Carolina as a whole is extremely competitive. BankCorp competes against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in BankCorp’s market areas and elsewhere. BankCorp competes with these institutions in attracting deposits and in making loans, and it has to attract its customer base from other existing financial institutions and from new residents. BankCorp’s larger competitors have greater resources, broader geographic markets, and higher lending limits than BankCorp does, and they can offer more products and services and better afford and use media advertising, support services and electronic technology more effectively than BankCorp. While BankCorp’s believes it competes effectively with other financial institutions, it may face a competitive disadvantage as a result of its size, lack of geographic diversification and inability to spread marketing costs across a broader market. (See “Information about BankCorp—Business” on page     .)

BankCorp’s business depends on the condition of the local and regional economy where it operates.

BankCorp currently has banking offices only in the Piedmont area of North Carolina. Consistent with its community banking philosophy, a majority of BankCorp’s customers are located in and do business in that region, and it lends a substantial portion of its capital and deposits to commercial and consumer borrowers in its local banking market. Therefore, BankCorp’s local and regional economy has a direct impact on its ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing loans (particularly loans secured by real estate), and its ability to collect, liquidate and restructure problem loans. If the economy of

BankCorp’s banking market is adversely affected by a general economic downturn or by other specific events or trends, the resulting economic impact could have a direct adverse effect on BankCorp’s operating results. Adverse economic conditions in BankCorp’s banking market could reduce its growth rate, affect the ability of its customers to repay their loans, and generally affect its financial condition and operating results. BankCorp is less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

This Joint Proxy Statement/Prospectus includes forward-looking statements. Those statements usually will contain words such as “may,” “will,” “should,” “could,” “would be,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects,” “predicts,” “forecasts,” “continues,” “likely,” “potential,” or similar terms. Randolph and BankCorp have based those forward-looking statements on their current expectations and projections about future events. Forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, the factors discussed under the caption “Risk Factors” beginning on page     . Therefore, the events described in forward-looking statements in this document might not occur, or they might occur in a different way than they are described in the statements.

In deciding how to vote on the Agreement, you should rely only on the information contained in this document. All information in this document about Randolph has been furnished by Randolph, and all information about BankCorp and BOC has been furnished by BankCorp. Randolph and BankCorp have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this document is accurate as of any date other than the date on the front cover. BankCorp is not offering BankCorp common stock to any person in any state where the offer or sale of the stock is not permitted.

THE SHAREHOLDERS’ MEETINGS

Annual Meeting of Randolph’s Shareholders

General.    This Joint Proxy Statement/Prospectus is being furnished by Randolph to its shareholders in connection with the solicitation by Randolph’s Board of Directors of appointments of proxy for use at the Randolph Annual Meeting and at any adjournments of that meeting. The Randolph Annual Meeting will be held on                 , 2007, at 12:00 Noon, at The Exchange located at 204 South Fayetteville Street in Asheboro, North Carolina. This Joint Proxy Statement/Prospectus is being mailed to Randolph’s shareholders on or about                 , 2007.

Proposals to be Voted on at the Randolph Annual Meeting.    At the Randolph Annual Meeting, record holders of Randolph common stock will consider and vote on proposals to:

•

approve the Agreement and the transactions described in it, including the merger of Randolph into BOC, the conversion of outstanding shares of Randolph common stock into shares of BankCorp common stock, and the conversion of the outstanding shares of Randolph Series A preferred stock into cash. A copy of the Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated by reference into this document (see “The Merger” on page     );

•	the election of four members of Randolph’s Board of Directors, each for a term of three years (see “Information about Randolph—Election of Board of Directors” on page ); and

•

a proposal to authorize Randolph’s management to adjourn the Randolph Annual Meeting one or more times for up to a total of 120 days. This authority could be used to adjourn the meeting to a later date for any reason, including to provide time to solicit additional appointments of proxies needed to satisfy quorum requirements or to approve the Agreement. There currently are no plans to adjourn the Randolph Annual Meeting, but Randolph’s management requests the authority to do that if it believes an adjournment is in the best interests of shareholders. (See “Information about Randolph—Proposal to Authorize Management to Adjourn the Randolph Annual Meeting” on page    .)

Randolph’s Series A preferred stock is nonvoting stock, so holders of shares of that stock are not entitled to vote at the Randolph Annual Meeting.

How Randolph’s Shareholders Can Vote at the Annual Meeting.    If you are a holder of Randolph common stock and your shares are held of record in your name, they can be voted at the Randolph Annual Meeting in one of the following ways.

•	You can attend the Annual Meeting and vote in person.

•

You can sign and return an appointment of proxy (a proxy card) in the form enclosed with this Joint Proxy Statement/Prospectus and appoint the “Randolph Proxies” named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you.

If your shares of Randolph common stock are held in “street name” by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how to vote your shares. Brokers who hold shares in “street name” for their clients typically have the authority to vote on “routine” proposals, such as the election of directors or the adjournment of a meeting, when they have not received instructions from beneficial owners of the shares. However, without specific voting instructions from the beneficial owners, brokers generally are not allowed to exercise their voting discretion on non-routine matters, including the proposal to approve the Agreement.

Solicitation and Voting of Proxy Cards.    A proxy card is included with this Joint Proxy Statement/Prospectus that provides for you to name three of Randolph’s directors, Harvey Adams, M.D., J. Howard Redding and Henry N. Buckner, individually and as a group, to act as your “Randolph Proxies” and vote your shares of Randolph common stock at the Annual Meeting. Please sign and date your proxy card and return it in the enclosed envelope so that your shares will be represented at the Annual Meeting.

If you sign a proxy card and return it to Randolph so that it is received before the Annual Meeting, the shares of Randolph common stock you hold of record will be voted by the Randolph Proxies according to your instructions. If you sign and return a proxy card but you do not give any voting instructions, then your shares will be voted by the Randolph Proxies “FOR” approval of the Agreement and merger, “FOR” authorization to adjourn the Annual Meeting, and “FOR” each of the four nominees for election as directors named in this document. If, before the Annual Meeting, any of those nominees becomes unable or unwilling to serve as a director for any reason, the Randolph Proxies will have the discretion to vote your shares for a substitute nominee named by Randolph’s Board of Directors. Randolph’s management is not aware of any other business that will be brought before the Annual Meeting but, if any other matter is properly presented for action by Randolph’s shareholders, the Randolph Proxies will be authorized to vote your shares according to their best judgment. The Randolph Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting. If you do not return a proxy card, the Randolph Proxies will not have authority to vote for you and shares of Randolph common stock you hold of record will not be represented or voted at the Annual Meeting unless you attend the meeting in person.

Revocation of Proxy Cards; How You Can Change Your Vote.    If you are the record holder of your shares of Randolph common stock and you sign and return a proxy card, and you later wish to revoke the proxy card or to change the voting instructions you gave the Randolph Proxies, you can do so at any time before the voting takes place at the Annual Meeting by taking the appropriate action described below.

•

To revoke your proxy card, you should give Randolph’s Corporate Secretary a written notice that you want to revoke your proxy card, or you can attend the Annual Meeting and notify Randolph’s Corporate Secretary that you want to revoke your proxy card and vote your shares in person. Your attendance at the Annual Meeting alone, without notifying Randolph’s Corporate Secretary, will not revoke your proxy card.

•

To change the voting instructions you gave the Randolph Proxies, you can sign and submit a proxy card dated after the date of your original proxy card and containing your new instructions. The Randolph Proxies will follow the last voting instructions they receive from you before the Annual Meeting.

If your shares are held in “street name” and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker’s or nominee’s directions.

Expenses and Method of Solicitation.    The costs of soliciting appointments of proxy for the Randolph Annual Meeting, including costs of preparing and mailing this Joint Proxy Statement/Prospectus, will be shared by Randolph and BankCorp based on their respective numbers of shareholders. Randolph is requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of its proxy solicitation materials to their principals and request their voting instructions, and Randolph may reimburse those persons for their expenses in doing so. In addition to using the mail, Randolph’s directors, officers and employees may solicit proxy cards, personally or by telephone or other methods of communication, but they will not receive any additional compensation from Randolph for doing so.

In general, in connection with proxy solicitations for meetings of the shareholders of public companies, many holders of shares held in “street name” fail to give voting instructions to their brokers or other nominees. When a matter to be voted on at a meeting (such as the Agreement and merger) requires the vote of more than a simple majority of the shares represented at the meeting and is a matter on which brokers do not have discretionary voting authority, it often is difficult to obtain proxy cards covering a number of shares necessary to vote on or approve the matter. For that reason, Randolph likely will make arrangements for a firm that specializes in proxy solicitation to assist it by contacting record holders and beneficial owners of Randolph common stock and requesting that they vote their shares or send voting instructions to their brokers or other nominees. Randolph has not yet selected or made arrangements with a firm to assist it in soliciting proxy cards or voting instructions, but it would expect to pay approximately $5,000 to a firm for those services.

In connection with soliciting proxy cards for the Annual Meeting, neither Randolph nor BankCorp has authorized anyone to give Randolph’s shareholders any information, or make any representation, not contained in this Joint Proxy Statement/Prospectus. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by Randolph or BankCorp.

Record Date and Voting Securities.    The close of business on                     , 2007, is the “Randolph Record Date” being used to determine which Randolph shareholders are entitled to receive notice of and to vote at the Randolph Annual Meeting and how many shares of Randolph common stock they are entitled to vote. Randolph’s voting securities are the 988,025 shares of its common stock outstanding on the Randolph Record Date. A shareholder must have been a record holder of Randolph common stock on that date to be eligible to vote at the Randolph Annual Meeting. Shares of Randolph Series A preferred stock are not voting shares and may not be voted at the Annual Meeting.

Quorum; Voting Procedures.    A quorum must be present for business to be conducted at the Randolph Annual Meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of Randolph common stock. Shares of Randolph common stock represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, or attend the Annual Meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker “non-votes” also will be counted in determining whether there is a quorum. Broker “non-votes” will occur if your shares are held by a broker and are voted on one or more matters at the Annual Meeting but they are not voted by the broker on a “non-routine” matter, such as the proposal to approve the Agreement, because you have not given the broker voting instructions on that matter. If your shares are represented at the Annual Meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of Randolph common stock you held of record on the Randolph Record Date on each director to be elected (Proposal 2) and on each other matter voted on by shareholders at the Annual Meeting, including the proposals to approve the Agreement (Proposal 1) and to authorize Randolph’s management to adjourn the Annual Meeting (Proposal 3).

Vote Required for Approval.    Approval of the Agreement (Proposal 1) requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Randolph common stock. For the proposal to authorize management to adjourn the Annual Meeting (Proposal 3) to be approved, the number of votes cast in favor of the proposal must exceed the votes cast against it. Abstentions and broker non-votes will have the same effect as votes against Proposal 1, but they will have no effect in the voting on Proposal 3.

Randolph’s directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the four nominees receiving the highest numbers of votes will be elected. Abstentions and broker non-votes will have no effect in the voting for directors (Proposal 2). You may not cumulate your votes in the election of directors.

Special Meeting of BankCorp’s Shareholders

General.    BankCorp is furnishing this Joint Proxy Statement/Prospectus to its shareholders in connection with the solicitation by BankCorp’s Board of Directors of appointments of proxy for use at the BankCorp Special Meeting and at

any adjournments of that meeting. The BankCorp Special Meeting will be held on                     , 2007, at             .m. at the Bank of the Carolinas Operations Center located at 106 York Way in Advance, North Carolina. This Joint Proxy Statement/Prospectus is being mailed to BankCorp’s shareholders on or about                     , 2007.

Proposals to be Voted on at the BankCorp Special Meeting.    At the BankCorp Special Meeting, record holders of BankCorp’s common stock will consider and vote on proposals to:

•

approve the Agreement and the transactions described in it, including the merger of Randolph into BOC, the conversion of outstanding shares of Randolph common stock into shares of BankCorp common stock, and the conversion of the outstanding shares of Randolph Series A preferred stock into cash. A copy of the Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated by reference into this document (see “The Merger” on page     ); and

•

a proposal to authorize BankCorp’s management to adjourn the BankCorp Special Meeting one or more times for up to a total of 120 days. This authority could be used to adjourn the meeting to a later date for any reason, including to provide time to solicit additional appointments of proxies needed to satisfy quorum requirements or to approve the Agreement. There currently are no plans to adjourn the BankCorp Special Meeting, but BankCorp’s management requests the authority to do that if it believes an adjournment is in the best interests of shareholders. (See “Information about BankCorp—Proposal to Authorize Management to Adjourn the BankCorp Special Meeting” on page     .)

How BankCorp’s Shareholders Can Vote at the Special Meeting.    If you are a BankCorp shareholder and your shares of BankCorp common stock are held of record in your name, they can be voted at the BankCorp Special Meeting in one of the following ways.

•	You can attend the Special Meeting and vote in person.

•

You can sign and return an appointment of proxy (a proxy card) in the form enclosed with this Joint Proxy Statement/Prospectus and appoint the “BankCorp Proxies” named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you.

•

You can appoint the BankCorp Proxies to vote your shares for you by going to BOC’s Internet website (http://www.bankofthecarolinas.com) and clicking on the link for “proxy voting.” When you are prompted for your “voter control number,” you should enter the number printed just above your name on the enclosed proxy card, and then follow the instructions you will be given. You may vote by Internet only until 5:00 p.m. on                     , 2007, which is the day before the Special Meeting date. If you vote by Internet, you do not need to sign and return a proxy card. You will be appointing the BankCorp Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. The authority you will be giving the BankCorp Proxies is described below and in the form of proxy card enclosed with this Joint Proxy Statement/Prospectus.

If your shares of BankCorp common stock are held in “street name” by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how to vote your shares. Brokers who hold shares in “street name” for their clients typically have the authority to vote on “routine” proposals, such as the election of directors or the adjournment of a meeting, when they have not received instructions from beneficial owners of the shares. However, without specific voting instructions from the beneficial owners, brokers generally are not allowed to exercise their voting discretion on non-routine matters, including the proposal to approve the Agreement.

Solicitation and Voting of Proxy Cards.    A proxy card is included with this Joint Proxy Statement/Prospectus that provides for you to name three of BankCorp’s directors, Robert E. Marziano, Stephen R. Talbert and Michael D. Larrowe, individually and as a group, to act as your “BankCorp Proxies” and vote your shares of BankCorp common stock at the Special Meeting. Please sign and date your proxy card and return it in the enclosed envelope, or follow the instructions above for appointing the BankCorp Proxies by Internet, so that your shares will be represented at the Special Meeting.

If you sign a proxy card and return it to BankCorp so that it is received before the Special Meeting, or if you appoint the BankCorp Proxies by Internet, the shares of BankCorp common stock you hold of record will be voted by the

BankCorp Proxies according to your instructions. If you sign and return a proxy card, or appoint the BankCorp Proxies by Internet, but you do not give any voting instructions, then your shares will be voted by the BankCorp Proxies “FOR” approval of the Agreement and merger and “FOR” authorization to adjourn the Special Meeting. Under North Carolina law generally, no business may be brought before the BankCorp Special Meeting unless it is described in the notice of meeting that accompanies this Joint Proxy Statement/Prospectus, and BankCorp’s management is not aware of any other business that will be brought before the Special Meeting. However, if any other matter is properly presented for action by BankCorp’s shareholders, the BankCorp Proxies will be authorized to vote your shares according to their best judgment. The BankCorp Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting. If you do not return a proxy card or appoint the BankCorp Proxies by Internet, the BankCorp Proxies will not have authority to vote for you and shares of BankCorp common stock you hold of record will not be represented or voted at the Special Meeting unless you attend the meeting in person.

Revocation of Proxy Cards; How You Can Change Your Vote.    If you are the record holder of your shares of BankCorp common stock and you sign and return a proxy card or appoint the BankCorp Proxies by Internet, and you later wish to revoke the authority or change the voting instructions you gave the BankCorp Proxies, you can do so at any time before the voting takes place at the Special Meeting by taking the appropriate action described below.

To change the voting instructions you gave the BankCorp Proxies:

•	you can sign and submit a proxy card dated after the date of your original proxy card, or after the date you appointed the BankCorp Proxies by Internet, and containing your new instructions; or

•

if you appointed the BankCorp Proxies by Internet, you can click on the link for “proxy voting” on BOC’s Internet website, enter the same voting control number (printed just above your name on the enclosed proxy card) you previously used to appoint the BankCorp Proxies, and change your voting instructions.

The BankCorp Proxies will follow the last voting instructions they receive from you before the Special Meeting. If your shares are held in “street name” and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker’s or nominee’s directions.

To revoke your proxy card or your appointment of the BankCorp Proxies by Internet:

•	you should give BankCorp’s Corporate Secretary a written notice that you want to revoke your proxy card or Internet vote; or

•

you can attend the Special Meeting and notify BankCorp’s Corporate Secretary that you want to revoke your proxy card or Internet vote and vote your shares in person. Your attendance at the Special Meeting alone, without notifying BankCorp’s Corporate Secretary, will not revoke your proxy card or Internet vote.

Expenses and Method of Solicitation.    The costs of soliciting appointments of proxy for the BankCorp Special Meeting, including costs of preparing and mailing this Joint Proxy Statement/Prospectus, will be shared by Randolph and BankCorp based on their respective numbers of shareholders. BankCorp is requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of its proxy solicitation materials to their principals and request their voting instructions, and BankCorp may reimburse those persons for their expenses in doing so. In addition to using the mail, BankCorp’s and BOC’s directors, officers and employees may solicit proxy cards, personally or by telephone or other methods of communication, but they will not receive any additional compensation from BankCorp or BOC for doing so.

In general, in connection with proxy solicitations for meetings of the shareholders of public companies, many holders of shares held in “street name” fail to give voting instructions to their brokers or other nominees. When a matter to be voted on at a meeting (such as the Agreement and merger) is a matter on which brokers do not have discretionary voting authority, it often is difficult to obtain proxy cards covering a number of shares necessary to vote on or approve the matter. For that reason, if BankCorp considers it necessary or advisable to help ensure that a sufficient number of shares are represented at the Special Meeting to vote on and approve the Agreement, it will make arrangements for a firm that specializes in proxy solicitation to assist it by contacting record holders and beneficial owners of BankCorp common stock and requesting that they vote their shares or send voting instructions to their brokers or other nominees. If BankCorp requests that assistance, it will pay a fee to that firm for its services.

In connection with soliciting proxy cards for the Special Meeting, neither BankCorp nor Randolph has authorized anyone to give BankCorp’s shareholders any information, or make any representation, not contained in this Joint Proxy Statement/Prospectus. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by BankCorp or Randolph.

Record Date and Voting Securities.    The close of business on                     , 2007, is the “BankCorp Record Date” being used to determine which BankCorp shareholders are entitled to receive notice of and to vote at the BankCorp Special Meeting and how many shares of BankCorp common stock they are entitled to vote. BankCorp’s voting securities are the 3,852,992 shares of its common stock outstanding on the BankCorp Record Date. A shareholder must have been a record holder of BankCorp common stock on that date to be eligible to vote at the BankCorp Special Meeting.

Quorum; Voting Procedures.    A quorum must be present for business to be conducted at the BankCorp Special Meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of BankCorp common stock. Shares of BankCorp common stock represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the BankCorp Proxies by Internet, or attend the Special Meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker “non-votes” also will be counted in determining whether there is a quorum. Broker “non-votes” will occur if your shares are held by a broker and are voted on one or more matters at the Special Meeting but they are not voted by the broker on a “non-routine” matter, such as the proposal to approve the Agreement, because you have not given the broker voting instructions on that matter. If your shares are represented at the Special Meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of BankCorp common stock you held of record on the BankCorp Record Date on each matter voted on by shareholders at the Special Meeting, including the proposals to approve the Agreement and to authorize BankCorp’s management to adjourn the Special Meeting.

Vote Required for Approval.    For the proposal to approve the Agreement (Proposal 1) and the proposal to authorize management to adjourn the Special Meeting (Proposal 2) to be approved, the number of votes cast in favor of each proposal must exceed the votes cast against it. Abstentions and broker non-votes will have no effect in the voting on either Proposal 1 or Proposal 2.

THE MERGER

The following is a summary of information about the merger and the important terms of the Agreement. This summary is not intended to be a complete description of all facts or terms regarding the merger. For more information, you should carefully read the entire Agreement.

General

At the Randolph Annual Meeting and the BankCorp Special Meeting, Randolph’s shareholders and BankCorp’s shareholders each will vote on a proposal to approve the Agreement and the merger. The Agreement was entered into by Randolph, BOC and BankCorp as of April 12, 2007. When the transactions described in the Agreement become effective:

•	Randolph will be merged with and into, and its existence will be combined with that of, BOC;

•	BOC will be the surviving bank in the merger, and Randolph will no longer exist as a separate company; and

•

each outstanding share of Randolph common stock held by Randolph’s shareholders (other than by shareholders who “dissent” as further described below, and shares held by BankCorp which will be cancelled in the merger) will be converted into the right to receive shares of BankCorp common stock, and each outstanding share of Randolph Series A preferred stock will be converted into the right to receive cash.

Following the merger, BOC will carry on its and Randolph’s business as a subsidiary of BankCorp and under the supervision and regulation of state and federal banking regulators.

Background of the Merger

During the third quarter of 2006, Randolph received an unsolicited inquiry from a North Carolina community bank operating outside Randolph’s market areas (“First Suitor”), suggesting a cash merger transaction with First Suitor as the survivor. Because of the inquiry’s indicated cash value, Randolph’s Board of Directors decided to entertain an informal, confidential, and non-binding proposal. First Suitor supported its proposal with an analysis by its financial advisor, Sterne Agee & Leach, Inc. (“Sterne Agee”). Randolph then decided to informally inquire about the potential interest of another community bank operating within Randolph’s market areas (“Second Suitor”), which had indicated an interest in affiliating with Randolph in previous years.

Before Second Suitor responded, First Suitor withdrew its indication of interest based upon its own internal issues. Because this withdrawal left Randolph’s Board in the position of having sought an indication of interest from Second Suitor without retaining the firm interest of First Suitor, Randolph’s Board decided, after consultation with legal counsel, to retain its own financial advisor. On November 15, 2006, Randolph’s Board of Directors retained Sterne Agee to represent it. Randolph’s Board chose Sterne Agee for several reasons. In particular, Sterne Agee had just performed a financial analysis of Randolph on behalf of First Suitor and could quickly give an informed opinion about the potential value of Randolph. Also, Randolph’s President and Chief Executive Officer had confidence in the abilities of a Sterne Agee principal through interactions with him in prior years when a former employer of that principal provided consulting services to Randolph relating to community banking matters.

In discussions, Randolph’s Board and Sterne Agee decided that Sterne Agee would contact other institutions to gauge their interest in affiliating with Randolph. One of those parties was Second Suitor. Using its extensive contacts within the financial institutions industry, Sterne Agee also contacted an additional 43 financial institutions both inside and outside North Carolina. Without revealing Randolph’s identity, Sterne Agee supplied general demographic information to these institutions, 20 of which expressed interest in receiving more detailed information. Those 20 institutions, upon executing confidentiality agreements, received a detailed investment book Sterne Agee prepared covering Randolph’s financial and operational history. Most of these 20 institutions were similarly-sized or slightly larger community banks. Most were based in North Carolina, but institutions in Ohio, Georgia, Tennessee, South Carolina, Virginia, West Virginia and a private equity firm in California also requested investment books.

Sterne Agee received indications of interest, subject to due diligence reviews, from two of these 20 institutions. The first of these was submitted by BankCorp on January 12, 2007, and the second was submitted by Second Suitor on January 17, 2007. On February 16, 2007, BankCorp withdrew its indication of interest due to a drop in the market value of its own stock. Then, after discussions with Sterne Agee and due diligence reviews of Randolph’s books and records, on February 28, 2007, BankCorp and Second Suitor each submitted a proposal to acquire Randolph.

On March 1, 2007, Sterne Agee met with Randolph’s Board of Directors and reviewed the bidding process and analyzed the proposals submitted by BankCorp and Second Suitor. Both of these proposals were for less than the initial indications of interest. BankCorp’s offer was higher than Second Suitor’s offer, consisted of a fixed exchange ratio of 2.6 shares of BankCorp’s common stock for each share of Randolph common stock (which Sterne Agee indicated had an estimated value of $36.38 per diluted share of Randolph common stock based on the closing price of BankCorp common stock on February 27), and, in the opinion of the Board of Directors, contained additional more favorable elements. Second Suitor’s offer also contemplated a fixed ratio for the exchange of 1.532 shares of Second Suitor’s common stock for each share of Randolph common stock (which Sterne Agee indicated had an estimated value of $33.77 per diluted share of Randolph common stock based on the closing price of Second Suitor’s common stock on February 27). However, the offer would require that, prior to any merger, Randolph sell a number of loans identified by Second Suitor, and the exchange ratio would have been adjusted based on the value realized on those loans in relation to the portion of its loan loss reserve allocated to the loans. Because the outcome of the loan sale, and the extent of its impact on the exchange ratio, could not be determined until a later date, Randolph’s Board did not believe Second Suitor’s proposal was acceptable. Also, because Randolph’s shareholders would own a significant percentage of the combined company’s shares in a merger with either BankCorp or Second Suitor, Randolph’s Board believed that Randolph’s shareholders should have more than token representation on the combined company’s board. BankCorp’s proposal provided for four Randolph directors to serve as directors of BankCorp, while Second Suitor’s proposal provided for one board seat.

Randolph’s Board directed management and Sterne Agee to negotiate further with each of BankCorp and Second Suitor. Following those negotiations, on March 6, 2007, BankCorp and Second Suitor each submitted a revised proposal. BankCorp’s revised proposal contemplated a slightly increased exchange ratio of 2.67. Second Suitor’s revised proposal contemplated the same exchange ratio as its February 28, 2007 proposal and did not reflect any material modification to its position that the exchange ratio be subject to adjustment based on the sale of loans. BankCorp’s revised proposal continued to provide for four Randolph directors to be selected to serve as directors of the combined company, while Second Suitor’s proposal continued to provide for one board seat.

Sterne Agee evaluated both offers in a detailed written report to Randolph’s Board of Directors at a meeting held on March 9, 2007. Its evaluation considered comparable transactions in North Carolina of similarly-situated community banks as well as comparable transactions involving community banks subject to regulatory action such as the Memorandum of Understanding with the FDIC and the North Carolina Commissioner of Banks under which Randolph operates. Sterne Agee also provided a detailed profile of BankCorp and Second Suitor, including their five-year histories of financial performance and the “footprint” of both BankCorp’s and Second Suitor’s office locations showing that BankCorp had only one branch in Asheboro, while Second Suitor had greater overlap in Randolph’s market area.

Based on its analysis of all these considerations, on March 9, 2007, Randolph’s Board of Directors authorized Randolph’s executive management and legal counsel to negotiate a definitive agreement with BankCorp. Following that authorization, Randolph’s and BankCorp’s executive management and legal counsel negotiated the specific terms of the proposed agreement, including provisions for possible adjustments of the exchange ratio and the consideration to be paid to holders of Randolph’s Series A preferred stock.

At a meeting held on April 11, 2007, BankCorp’s management presented its Board of Directors with a draft of the definitive Agreement, and BankCorp’s financial advisor, McKinnon & Company, Inc., presented its analysis of the proposed merger to the Board and provided its oral opinion to the effect that, as of that date, and subject to certain assumptions, factors and limitations, the consideration proposed to be paid pursuant to the Agreement was fair to BankCorp’s shareholders from a financial point of view. After discussing the agreement and McKinnon & Company’s financial analysis, the Board determined that the merger was in BankCorp’s and its shareholders’ best interests and approved the definitive Agreement. Subsequently, McKinnon & Company updated and reconfirmed its oral opinion with a written opinion dated June 28, 2007, which is attached as Appendix D to this Joint Proxy Statement/Prospectus.

At a meeting held on April 12, 2007, Randolph’s management presented its Board of Directors with a draft of the definitive Agreement, and Sterne Agee presented its analysis of the proposed merger to the Board and provided its oral opinion to the effect that, as of that date, and subject to certain assumptions, factors and limitations, the terms of the merger were fair to Randolph’s shareholders from a financial point of view. After discussing the agreement and Sterne Agee’s financial analysis, the Board determined that the merger was in Randolph’s and its shareholders’ best interests and approved the definitive Agreement. Subsequently, Sterne Agee updated and reconfirmed its oral opinion with a written opinion dated June 28, 2007, which is attached as Appendix C to this Joint Proxy Statement/Prospectus.

The Agreement was signed on April 12, 2007, in the form attached to and made a part of this Joint Proxy Statement/Prospectus as Appendix A.

Recommendation of Boards of Directors and Reasons for the Merger

Randolph.    Randolph’s Board of Directors has approved the Agreement and the merger and believes the merger is in the best interests of Randolph and its shareholders. Randolph’s Board of Directors recommends that Randolph’s shareholders vote to approve the Agreement and the merger.

The material factors considered by the Board in deciding to consider strategic alternatives such as the Agreement and merger are described below. Each of those factors favored proceeding with merger investigation and consideration, without foreclosing Randolph’s ability to remain independent should the process not have been successful.

The Board evaluated the increasing difficulty of maintaining and improving Randolph’s performance for its shareholders as an independent financial institution within its current banking market without expansion into nearby, highly competitive markets (an action the Board assessed to be costly and risky). This difficulty was underscored by Randolph’s Memorandum of Understanding with federal and state regulators, which criticized Randolph in certain of its lending activities and directed its Board to develop and implement a capital and profit plan. (See “Information About Randolph—Memorandum of Understanding” on page     .) In its assessment of strategic alternatives during 2005 and

2006, Randolph’s Board considered the results of its actions addressing the Memorandum of Understanding, including its decision to issue Series A preferred stock.

Other significant positive factors considered by the Board in deciding to approve the merger and recommend it to Randolph’s shareholders are listed below.

•	The number of potential acquirers interested in smaller financial institutions focused on more rural environments, like Randolph, had diminished and would diminish even further over time.

•	Randolph had management succession and retention issues, and it was difficult to attract and retain employees in light of the limited opportunities available at Randolph.

•

An affiliation with a larger organization would result in cost-saving opportunities and operating efficiencies, including elimination of projected expenses of a minimum of approximately $178,000 associated with upgrades to Randolph’s loan imaging system, servers, data storage, routers, and associated software that would be needed within the next year.

•	Randolph’s loan market was limited, and the merger would provide a more varied loan customer base.

•	The fact that BankCorp had only one office in Asheboro would help minimize customer disruption and job loss.

Once Randolph’s Board received final proposals from BankCorp and Second Suitor, in choosing to affiliate with BankCorp, Randolph’s Board evaluated BOC as a merger candidate based not only on the Board’s evaluation of the merger consideration offered by BankCorp, but also on BankCorp’s history, financial condition and historical operating performance, ownership profile, corporate structure, management, the nature of its banking business, asset quality, historical stock performance, branch locations, employee benefits, philosophy regarding expansion and growth, and other factors. BOC’s community banking focus was important to the Board as well.

Negative factors considered by the Board in deciding to approve BankCorp’s proposal and recommend it to Randolph’s shareholders included those listed below.

•	The trading volume in for BankCorp’s common stock was relatively low compared to the trading volume in Second Suitor’s stock.

•	There was a relative lack of substantial name recognition associated with the BankCorp brand in North Carolina as a whole.

Additional factors the Board considered in determining to approve the Agreement and merger included the Board’s review with its legal and financial advisors of the provisions of the Agreement, the expected tax consequences of the merger to Randolph and its shareholders, Sterne Agee’s opinion that the consideration to be received under the Agreement was fair, from a financial point of view, to the holders of Randolph’s common stock, the value to be received by Randolph’s shareholders in relation to the historical trading prices, book value and earnings per share of Randolph’s common stock, and the lack of liquidity in the trading of Randolph’s common stock.

While Randolph’s Board considered the foregoing and other factors individually, the Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the Agreement and merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the Agreement and merger were in the best interests of Randolph’s shareholders.

Randolph’s Board of Directors recommends that holders of Randolph’s common stock vote “FOR” approval of the Agreement and merger. To be approved, the holders of at least two-thirds of the outstanding shares of Randolph’s common stock must vote in favor of approval.

BankCorp.    BankCorp’s Board of Directors also has approved the Agreement and the merger and believes the merger is in the best interests of BankCorp and its shareholders. BankCorp’s Board recommends that BankCorp’s shareholders vote to approve the merger. The material factors considered by the Board in deciding to proceed with merger negotiations and to approve the Agreement are described below.

BankCorp’s management believes that a combination of the two institutions will create a stronger and more effective competitor in their markets and better serve their combined customer base. The significant positive factors considered by the Board in deciding to approve the merger and recommend it to BankCorp’s shareholders are listed below.

•	The acquisition would accelerate BankCorp’s efforts to reach an asset size and shareholder base that it believed would provide increased liquidity and profitability to BankCorp’s shareholders.

•	The merger would enable BankCorp to accommodate larger credit facilities for customers and more readily service larger customer relationships.

•

The merger likely would dilute BankCorp’s earnings per share for the period in which it was completed, but, subject to the amount and timing of projected cost savings that BankCorp realized and to the amount of merger-related expenses charged against its earnings, it was expected that the merger would be accretive to BankCorp’s earnings in future periods.

•	Randolph was an older financial institution, with stable customer relationships and a strong branch network that would be complementary to BankCorp’s.

•

Randolph’s customer base and deposit composition would complement BankCorp’s deposit structure because Randolph was more retail banking oriented and BankCorp was more focused on commercial relationships, especially in deposit gathering.

•

BankCorp’s and Randolph’s markets also were complementary in terms of loan demand, demographic profile, geography and business composition, and BankCorp’s management believed it would be able to further leverage Randolph’s existing customer base, branch network and reputation.

•	Randolph depended less on volatile funding sources than BankCorp, which would help the combined bank to achieve improved margins.

•	Randolph’s high overhead could be addressed through a merger with a larger financial institution.

•	BankCorp and Randolph had overlapping markets only in Asheboro.

•	BankCorp already was familiar with the Asheboro market where it had a presence with a single banking office and, on a combined basis, would be in a strong second place market position.

•	Randolph’s Burlington market (where BankCorp currently did not have a presence) is a good growth market on Interstate Highways 40 and 85.

•	The combined company would have significant cost-saving opportunities which would permit BankCorp to gain operating efficiencies.

The significant negative factors considered by the Board in deciding to approve the merger and recommend it to BankCorp’s shareholders are listed below.

•	Randolph had significant operating deficiencies as evidenced by the Memorandum of Understanding with the FDIC and Commissioner of Banks.

•	Randolph had high overhead and asset quality problems.

•	Randolph had committed to build an expensive new facility in Burlington to replace its existing office.

•	Randolph had not been able to achieve a desired market share or level of loan production in Burlington.

•	Randolph’s significant employment and other compensatory agreements would increase merger costs.

Additional factors the Board considered in determining to approve the Agreement and merger included the Board’s review with its legal and financial advisors of the provisions of the Agreement, the expected tax consequences of the merger, and the opinion of BankCorp’s financial advisor, McKinnon & Company, Inc., that the consideration proposed to be paid pursuant to the Agreement was fair to BankCorp’s shareholders from a financial point of view.

While BankCorp’s Board considered the above and other factors individually, the Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the Agreement and merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the Agreement and merger were in the best interests of BankCorp and its shareholders.

BankCorp’s Board of Directors recommends that holders of BankCorp’s common stock vote “FOR” approval of the Agreement and merger. To be approved, the number of votes cast in person and by proxy at the BankCorp Special Meeting in favor of approval must exceed the number of votes cast against it.

Conversion of Randolph Capital Stock

When the merger is completed:

•

each outstanding share of Randolph common stock held by Randolph shareholders (other than by shareholders who “dissent” and by BankCorp) automatically will be converted into the right to receive 2.67 shares of BankCorp common stock, subject to any adjustments made based on changes greater than 20% in a 20-day average of the closing prices of BankCorp stock, and cash for fractional shares.

•

each outstanding share of Randolph Series A preferred stock held by its shareholders (except for shares held by Randolph shareholders who “dissent”) automatically will be converted into the right to receive cash in the amount of $1,000 plus any amount of unpaid quarterly dividends beginning January 1, 2007, prorated on a daily basis for partial quarters.

Adjustment of Exchange Ratio Based on Change in Average Closing Price

The Agreement provides that if the “average closing price” (as defined below) of BankCorp common stock is less than $10.864 (which is 80% of its $13.58 “starting price”), then Randolph’s Board of Directors may give BOC and BankCorp notice that it intends to terminate the Agreement unless BankCorp agrees to increase the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by 80% of the starting price ($10.864), and dividing the result by the average closing price. If BankCorp elects not to increase the exchange ratio, the Agreement will be terminated unless Randolph’s Board elects not to terminate. Conversely, if the average closing price of BankCorp common stock is greater than $16.296 (which is 120% of the starting price), then BankCorp’s Board of Directors may elect to decrease the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by 120% of the starting price ($16.296), and dividing the result by the average closing price.

The “starting price” is the average of the daily last sales prices of BankCorp stock as reported on The Nasdaq Capital Market for the 20 consecutive full trading days on which shares were traded as of April 12, 2007, the date of the Agreement. The “average closing price” of a share of BankCorp common stock will be the average of the daily last sales prices of BankCorp common stock as reported on The Nasdaq Capital Market for the 20 consecutive full trading days on which shares are traded as of the date that both (1) all required regulatory approvals have been received, and (2) the required shareholder approvals have been received.

For example, if the average closing price were $10.50, then Randolph’s Board could elect to terminate the Agreement unless BankCorp agreed to increase the exchange ratio to 2.7626. If the average closing price were $16.50, then BankCorp’s Board could elect to decrease the exchange ratio to 2.6370. The following table shows the exchange ratio at average closing prices within the range of from 80% to 120% of the starting price, and the exchange ratio, as it could be adjusted in the manner described above, at various average closing prices outside that range.

Average Closing Price	Exchange Ratio
$17.00	2.5594
16.50	2.6370
16.296 (120% of starting price)	2.6700
13.580 (starting price)	2.6700
10.864 (80% of starting price)	2.6700
10.50	2.7626
10.00	2.9007

Based on the closing prices of BankCorp common stock on The Nasdaq Capital Market on April 12, 2007 (the day before the merger was publicly announced) and on August 17, 2007, the market value of 2.67 shares of BankCorp common stock would have been $36.95 and $29.37, respectively. The actual value of the BankCorp shares received by each holder of Randolph common stock will depend on the exchange ratio and the value of BankCorp common stock at the time the merger is completed.

If there is a change in the number of outstanding shares of Randolph common stock or BankCorp common stock before the merger as a result of a stock dividend, stock split, reclassification or other subdivision or combination of outstanding shares, then, to the extent that an adjustment in the number of shares of BankCorp common stock into which each share of Randolph common stock will be converted would be necessary to reflect the effect of the change, an appropriate and proportionate adjustment will be made. Neither Randolph nor BankCorp currently have any plans that would result in any change in the outstanding shares of Randolph common stock or BankCorp common stock which would result in that kind of adjustment.

If Randolph’s and BankCorp’s shareholders approve the Agreement, each company’s Board will be authorized to make adjustments in the exchange ratio, or to complete the merger without making adjustments, as provided in the Agreement, and without any further approval of shareholders.

Treatment of Fractional Shares

The conversion of Randolph shareholders’ common stock will result in fractional shares of BankCorp common stock. No fraction of a share of BankCorp common stock, or any scrip or certificate representing any fractional share, will be issued to any Randolph shareholder, and no right to vote or to receive any distribution will attach to any fractional share. Instead, if the conversion of a Randolph shareholder’s common stock otherwise would result in a fraction of a share of BankCorp common stock, then, after the merger, BankCorp will pay the shareholder cash (without interest) for that fraction. The amount of cash for each fraction will be determined by multiplying the fraction by the closing price of BankCorp shares on the date the merger becomes effective.

Surrender and Exchange of Certificates

After the merger, the certificates that formerly represented shares of Randolph common stock and Randolph Series A preferred stock (“Old Certificates”) will represent only the right to receive:

•

in the case of Randolph common stock, certificates (“New Certificates”) evidencing the whole shares of BankCorp common stock into which the shares of Randolph common stock have been converted and cash for fractional shares; and

•

in the case of Randolph Series A preferred stock, cash into which the shares of Randolph Series A preferred stock have been converted and cash for any accrued and unpaid quarterly dividends beginning January 1, 2007, prorated for partial quarters on a daily basis.

When the merger is completed, Randolph’s stock transfer books will be closed and no further transfer of Old Certificates will be recognized or registered. As soon as possible after the merger, BankCorp will send transmittal forms to Randolph’s former shareholders with instructions for forwarding their Old Certificates for surrender to BankCorp’s exchange agent. Upon their proper surrender of their Old Certificates (together with properly completed transmittal forms), holders of Randolph common stock will receive New Certificates representing the whole shares of BankCorp common stock into which their Randolph common stock has been converted, together with a check for any fractional share to which they otherwise would be entitled. Holders of Randolph Series A preferred stock will receive a check for the cash into which their Randolph Series A preferred stock has been converted. For Randolph’s shareholders who properly exercise their dissenters’ rights, the process for submitting Old Certificates and receiving cash for the “fair value” of their shares is described in this Joint Proxy Statement/Prospectus under the caption “Rights of Dissenting Randolph Shareholders” on page     .

Until Old Certificates are surrendered to BankCorp’s exchange agent, they will represent only the right of former Randolph shareholders to receive New Certificates evidencing the consideration into which their Randolph common stock, or the cash into which their Randolph Series A preferred stock, has been converted. However, after the merger, and regardless of whether they have surrendered their Old Certificates, former Randolph shareholders will be entitled to vote and to receive any dividends or other distributions (for which the record date is after the merger) on the numbers of whole shares of BankCorp common stock into which their Randolph common stock has been converted, but no dividends or other distributions actually will be paid to them unless and until their Old Certificates are physically surrendered to BankCorp’s exchange agent. Upon surrender and exchange of Old Certificates, BankCorp will pay the amount, without interest, of any unpaid dividends or other distributions that became payable after the merger on the shares of BankCorp common stock represented by those Old Certificates.

If a Randolph shareholder’s Old Certificates have been lost, stolen or destroyed, that shareholder will be required to furnish to BankCorp evidence satisfactory to it of ownership of the Randolph common stock or Randolph Series A preferred stock evidenced by those Old Certificates and of the loss, theft or destruction of those certificates. BankCorp also will require the shareholder to furnish appropriate and customary indemnification (which may include an indemnity bond issued by a surety) to receive the consideration to which the shareholder is entitled.

Randolph’s shareholders should not forward their Old Certificates to BankCorp’s exchange agent until they receive instructions to do so.

Effect of the Merger on Outstanding BankCorp Stock

Shares of BankCorp common stock held by BankCorp’s shareholders when the merger is completed will remain outstanding. The merger will not change those outstanding shares of BankCorp common stock and will not affect any rights of BankCorp’s current shareholders or require that they surrender their stock certificates. However, based on the number of outstanding shares of Randolph common stock on August 17, 2007 (988,025, of which 42,642 are held by BankCorp and will be cancelled in the merger), BankCorp will issue approximately 2,524,173 new shares of BankCorp common stock to Randolph’s shareholders. As a result, the merger will dilute the relative percentage voting and equity interests of BankCorp’s current shareholders. The issuance of 2,524,173 new shares of BankCorp common stock would result in BankCorp’s current shareholders holding approximately 60%, and Randolph’s former shareholders holding approximately 40%, of the total voting power represented by the outstanding shares of BankCorp’s voting stock following the merger. On a pro forma basis as of June 30, 2007, and based on the issuance of the number of new shares that would have been issued if the merger had been completed on that date, the merger would result in a decrease of approximately 20% in the tangible book value of each outstanding share of BankCorp common stock currently held by BankCorp’s shareholders. The number of new shares to be issued by BankCorp will increase if, before the merger is completed, the exchange ratio is increased, or if Randolph’s outstanding stock options are exercised. If a larger number of new shares are issued, the amount of voting and tangible book value dilution will be larger. Conversely, if the exchange ratio is decreased, a smaller number of new shares will be issued and the amount of voting and tangible book value dilution will be smaller. (See “Pro Forma Condensed Combined Consolidated Financial Statements” on page F-67.)

Opinion of Randolph’s Financial Advisor

Randolph’s Board retained Sterne Agee as a financial advisor because Sterne Agee is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction, was familiar with Randolph and its business due to Sterne Agee’s prior engagement by First Suitor during the summer of 2006 to assess a potential affiliation with Randolph. Also, Randolph’s President and Chief Executive Officer had confidence in the abilities of a Sterne Agee principal through interactions with him in prior years when a former employer of the principal provided consulting services to Randolph relating to community banking matters. As part of its investment banking activities, Sterne

Agee is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Sterne Agee has issued to Randolph’s Board of Directors a written opinion dated June 28, 2007 that, as of that date, and subject to various assumptions and matters considered, the terms of the proposed acquisition of Randolph by BankCorp were fair to the Randolph shareholders, from a financial point of view.

The full text of the Sterne Agee fairness opinion, which sets forth certain assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this Joint Proxy Statement/Prospectus. Randolph’s shareholders are urged to read the Sterne Agee opinion in its entirety.

No limitations were imposed by Randolph’s Board upon Sterne Agee with respect to the investigations made or procedures followed in rendering its opinion. Sterne Agee’s fairness opinion is based on the financial analysis described below. Sterne Agee’s fairness opinion is not intended to be and does not constitute a recommendation to any Randolph shareholder as to how such shareholder should vote with respect to the proposed transaction.

In arriving at its opinion, Sterne Agee, among other things:

•	reviewed a draft of the Agreement;

•	evaluated Randolph’s consolidated results based upon a review of its regulatory reports and audited financial statements for the three-year period ending December 31, 2006;

•	reviewed the Memorandum of Understanding entered into by and among Randolph, the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks as of March 16, 2005;

•	conducted conversations with executive management regarding recent and projected financial performance of Randolph;

•	compared the pricing multiples for Randolph in the merger to those of certain other similarly-sized banks in North Carolina that have recently been acquired;

•

compared the pricing multiples for Randolph in the merger to those of certain other banks in the Southeast that were under some form of regulatory enforcement order, such as cease and desist orders, written or formal agreements and safety and soundness orders, at the date of acquisition;

•	reviewed the historical stock price data and trading volume of BankCorp’s common stock and the common stock of Randolph; and

•	performed such other analyses that Sterne Agee considered appropriate.

In conducting its review and in arriving at its opinion, Sterne Agee relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Sterne Agee relied upon the management of Randolph as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefor) provided to it, and Sterne Agee assumed that such forecasts and projections reflect the best currently available estimates and judgments of Randolph’s management. Sterne Agee also assumed, without independent verification, that the allowance for credit losses set forth in the financial statements of Randolph is adequate to cover such losses. Sterne Agee did not make or obtain any evaluations or appraisals of the properties of Randolph, nor did it examine any individual loan credit files. For purposes of its opinion, Sterne Agee assumed that the merger would have the tax, accounting and legal effects described in the Agreement. Sterne Agee’s opinion as expressed in Appendix C is limited to the fairness, from a financial point of view, to Randolph shareholders with respect to the terms of the proposed acquisition of Randolph by BankCorp.

As a matter of policy, Randolph does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Sterne Agee in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of Randolph, including, without limitation, the general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

As more fully discussed below, Sterne Agee considered such financial and other factors as it deemed appropriate under the circumstances, including among others the following:

•

the historical and current financial position and results of operations of Randolph, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, noninterest income, noninterest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of nonperforming assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Randolph;

•	the assets and liabilities of Randolph, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity;

•	the Memorandum of Understanding entered into by and among Randolph, the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks as of March 16, 2005; and

•

Sterne Agee’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally.

The opinion expressed by Sterne Agee was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion and the information made available to it through that date. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Randolph could materially affect the assumptions used in preparing the opinion.

The following is a summary of the material financial analyses performed by Sterne Agee in arriving at its opinion and does not purport to be a complete description of all the analyses that may have been performed by Sterne Agee. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. Sterne Agee believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Sterne Agee made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Randolph. Any estimates contained in Sterne Agee’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Except as described below, none of the financial analyses performed by Sterne Agee was assigned a greater significance by Sterne Agee than any other.

Summary of Proposal.    Sterne Agee reviewed the terms of the proposed transaction as described in the Agreement. Under the terms of the Agreement, BankCorp would issue approximately 2,633,333 shares (before consideration of shares recently acquired by BankCorp) of its common stock for all outstanding shares of Randolph common stock. Additionally, each outstanding Randolph stock option will be terminated and cancelled in exchange for a cash payment by BankCorp to each holder in an amount (if any) equal to (i) the product of the exchange ratio and the number of shares of Randolph common stock covered by the Randolph stock option, multiplied by the closing price of BankCorp stock as quoted on the Nasdaq Capital Market immediately before the effective time of the transaction, minus (ii) the exercise price of that Randolph stock option as provided in the written agreement evidencing it, multiplied by the number of shares of Randolph common stock covered by the Randolph stock option. The transaction values Randolph’s common equity at approximately $36.16 million or $36.26 per diluted common share (assuming a BankCorp stock price of $13.58, which is the average closing share price of BankCorp for the last twenty trading days ending April 12, 2007). The pricing ratios based on a transaction value of $36.26 per diluted common share are shown on the following chart:

Transaction Value per diluted common share	$36.26
Transaction Value to 12/31/06 Total Book Value	1.64x
Transaction Value to 12/31/06 Book Value per Common Share	1.81x
Transaction Value to 12/31/06 Total Tangible Book Value	1.68x
Transaction Value to 12/31/06 Tangible Book Value per Common Share	1.86x
Transaction Value to 2006 Net Income	69.91x
Transaction Value to 12/31/06 Assets	12.99%
Transaction Value to 12/31/06 Deposits	15.74%
Franchise Premium to 12/31/06 Core Deposits	8.43%

The following table summarizes the implied value for Randolph derived from the analyses indicated, each of which is described in greater detail below:

Valuation Methodology	Implied Value for Randolph
(Dollars in millions)
Transaction Value	$36.16
Selected Transaction Analyses	$10.56 - $61.44

Analysis of Selected Bank Merger Transactions.    Sterne Agee reviewed information relating to 12 selected North Carolina bank mergers and acquisitions announced between January 1, 2002 and April 11, 2007 in various transactions involving targets with total assets between $100 million and $500 million at the date of acquisition (the “N.C. Transactions”). The N.C. Transactions were:

Survivor	Acquired Entity
Crescent Financial Corporation	Port City Capital Bank
BNC Bancorp	SterlingSouth Bank & Trust Company
Capital Bank Corporation	1st State Bancorp, Inc.
Citizens South Banking Corporation	Trinity Bank
FNB Corp.	United Financial, Inc.
Southern Community Financial Corp.	Community Bank
Yadkin Valley Bank and Trust Company	High Country Financial Corporation
Bank of Granite Corporation	First Commerce Corporation
United Community Bancorp	Community Bancshares, Inc.
Capital Bank Corporation	High Street Corporation
FNB Corp.	Rowan Bancorp, Inc.
Yadkin Valley Bank and Trust Company	Main Street BankShares, Inc.

Sterne Agee also reviewed information relating to nine selected Southeastern bank mergers and acquisitions announced between January 1, 1993 and April 11, 2007 in various transactions involving targets with total assets between $100 million and $1 billion that were under some form of regulatory enforcement order at the date of acquisition (the “Regulatory Transactions”). The Regulatory Transactions were:

Survivor	Acquired Entity
UCBH Holdings, Inc.	Summit Bank Corporation
Sun American Bancorp	Beach Bank
Seacoast Banking Corporation of Florida	Big Lake Financial Corporation
First M & F Corporation	Columbiana Bancshares, Inc.
1st United Bancorp	American Bancorporation of the South
NationsBank Corp.	Consolidated Bank, NA
Trustmark Corporation	First National Financial Corporation
1st United Bancorp	Suburban Bankshares, Inc.
Union Planters Corporation	First National Bancorp of Shelbyville, Inc.

Sterne Agee compared financial performance ratios of Randolph with financial performance ratios of the banking organizations making up the N.C. Transactions and Regulatory Transactions and compared the pricing multiples to be paid for Randolph with those paid in the N.C. Transactions and Regulatory Transactions.

The following table compares selected performance and financial ratios of Randolph as of and for the year ended December 31, 2006, with the median ratios for the N.C. Transactions and Regulatory Transactions.

	Randolph	N.C. Transactions	Regulatory Transactions
Total Assets	$278.3 million	$162.8 million	$191.2 million
Return on Average Assets	0.19%	0.60%	0.21%
Return on Average Equity	2.29%	6.66%	3.74%
Equity to Assets	7.93%	8.70%	7.54%

On the basis of the pricing multiples for the N.C. Transactions and Regulatory Transactions, Sterne Agee calculated a range of purchase prices as a multiple of book value, tangible book value, and earnings. The chart below shows the medians for the N.C. Transactions and Regulatory Transactions and the resulting price ranges for Randolph based on Randolph’s financial data as of and for the year ended December 31, 2006.

	N.C. Transactions		Implied Value	Regulatory Transactions		Implied Value
Price to Book Value	2.20	x	$48.48	1.99	x	$43.93
Price to Tangible Book Value	2.20	x	$47.23	2.01	x	$43.34
Price to LTM Earnings	26.16	x	$13.53	20.41	x	$10.56
Price to Assets	22.08%		$61.44	15.00%		$41.75
Price to Deposits	24.74%		$56.90	16.51%		$37.97
Franchise Premium/Core Deposits	21.89%		$59.53	9.41%		$37.86

Utilizing the two ranges of the median multiples, this analysis resulted in a range of implied values for Randolph’s common stock of between $10.56 million and $61.44 million. The transaction value for Randolph’s common equity of $36.16 million falls within this range, indicating the fairness of the proposed transaction.

Analysis of Publicly-Traded Peers.    Using publicly available information, Sterne Agee compared the financial performance, financial condition and market valuations of BankCorp with those of a group of comparable publicly-traded North Carolina banks with approximately $400 million to $1 billion of total assets. The companies (with ticker symbols) in the peer group were:

• American Community Bancshares, Inc. (ACBA)	Charlotte, North Carolina
• BNC Bancorp (BNCN)	Thomasville, North Carolina
• Cape Fear Bank Corporation (CAPE)	Wilmington, North Carolina
• Carolina Bank Holdings, Inc. (CLBH)	Greensboro, North Carolina
• Cooperative Bankshares, Inc. (COOP)	Wilmington, North Carolina
• Crescent Financial Corporation (CRFN)	Cary, North Carolina
• ECB Bancorp, Inc. (ECBE)	Engelhard, North Carolina
• First South Bancorp, Inc. (FSBK)	Washington, North Carolina
• New Century Bancorp, Inc. (NCBC)	Dunn, North Carolina
• Peoples Bancorp of North Carolina, Inc. (PEBK)	Newton, North Carolina

To perform this analysis, Sterne Agee used financial data as of and for the year ended December 31, 2006. Market data were as of April 12, 2007 and the source for 2007 and 2008 earnings per share estimates was First Call, a nationally-recognized earnings per share consolidator.

Sterne Agee’s analysis showed the following concerning BankCorp’s financial performance:

Financial Performance Measures	BankCorp	Peer Group Median	Peer Group Average
Core Return on Average Assets	0.56%	0.95%	1.01%
Core Return on Average Equity	6.43%	11.59%	12.51%
Core Cash Return on Average Tangible Assets	0.82%	0.95%	1.01%
Core Cash Return on Average Tangible Equity	9.76%	11.60%	13.74%
Net Interest Margin	3.78%	4.06%	4.07%
Fee Income/Revenue	9.94%	14.60%	14.97%
Efficiency Ratio	70.70%	58.79%	58.28%

Sterne Agee’s analysis showed the following concerning BankCorp’s financial condition:

Financial Condition Measures	BankCorp	Peer Group Median	Peer Group Average
Equity/Assets	8.30%	8.16%	8.69%
Tangible Equity/Tangible Assets	8.18%	7.71%	7.57%
Loans/Deposits	92.64%	93.89%	95.96%
Loan Loss Reserve/Loans	1.05%	1.28%	1.29%
Nonperforming Assets/Loans Plus OREO	1.06%	0.29%	0.42%
Net Charge-Offs/Average Loans	0.23%	0.18%	0.16%

Sterne Agee’s analysis showed the following concerning BankCorp’s market valuations:

Market Performance Measures	BankCorp	Peer Group Median	Peer Group Average
Stock Price/Book Value Per Share	140.43%	160.79%	180.43%
Stock Price/Tangible Book Value Per Share	142.67%	178.95%	207.81%
Stock Price/2007 Estimated GAAP EPS	17.30x	15.64x	15.10x
Stock Price/2008 Estimated GAAP EPS	NA	13.97x	13.54x
Dividend Yield	1.45%	1.09%	1.03%
2006 Dividend Payout Ratio	22.73%	17.35%	16.42%

Based on the results of the various analyses described above, Sterne Agee concluded that the merger consideration to be received by Randolph’s shareholders pursuant to the Agreement is fair from a financial point of view.

Financial Advisory Fees.    Randolph agreed to pay Sterne Agee a fee of $361,592 for financial advisory services. During 2002, Sterne Agee provided investment banking services to Randolph in connection with its acquisition of another company, and during 2001 it represented a company that was acquired by BankCorp. Since that time, Sterne Agee and its affiliates have not provided any services to, or received any fees from, Randolph or BankCorp or any of their respective affiliates.

Randolph also agreed to indemnify and hold harmless Sterne Agee and its officers and employees against certain liabilities in connection with its services under the engagement letters, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sterne Agee or any matter for which Sterne Agee may have strict liability.

Opinion of BankCorp’s Financial Advisor

McKinnon & Company, Inc. was retained by BankCorp on December 13, 2006, to serve as its exclusive financial advisor to assist with evaluating the strategic merits of an acquisition of Randolph, structuring a proposal on terms acceptable to BankCorp’s Board of Directors, and structuring and carrying through to settlement any agreement which may be reached. In the ordinary course of business, McKinnon is regularly involved in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, securities trading, private placements and valuations for estate, corporate and other purposes. On April 11, 2007, McKinnon provided its oral opinion to BankCorp’s Board that, as of that date, subject to certain assumptions, factors and limitations, the consideration proposed to be paid pursuant to the Agreement was fair from a financial point of view. On June 28, 2007, McKinnon updated and reconfirmed its opinion. The full text of McKinnon’s written opinion dated June 28, 2007, which discusses the assumptions made and limitations on the review, is attached as an Appendix D to this Joint Proxy Statement/Prospectus. BankCorp’s shareholders are urged to read the McKinnon opinion in it entirety.

Based on and subject to the assumptions, factors and limitations as set forth in the attached opinion and as discussed therein, the consideration offered to Randolph in the merger transaction is fair to BankCorp’s shareholders from a financial point of view.

The full text of McKinnon’s opinion, which discusses the assumptions made and limitations on the review, is attached as Appendix D. McKinnon’s opinion is directed to BankCorp’s Board of Directors and addresses only the fairness, from a financial point of view, of the aggregate consideration to be paid by BankCorp in the merger, and it is not a recommendation to any BankCorp shareholder as to how the shareholder should vote regarding the Agreement or any other matter at the BankCorp Special Meeting.

In rendering its opinion, McKinnon reviewed and considered, among other things:

•	The Agreement and certain related documents; and

•

Public and non-public financial statements and other historical financial information of BankCorp and Randolph, including annual reports, audited financial statements, regulatory filings, quarterly and monthly financial statements, and certain other internally prepared or publicly available financial documents available or made available as of the date of this Joint Proxy Statement/Prospectus.

In addition, McKinnon discussed with the managements of BankCorp and Randolph, their respective operations, regulatory relationships, prospects and other matters deemed to be relevant.

In conducting its review and arriving at its opinion, McKinnon relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided or was publicly available. McKinnon did not make or obtain any evaluations or appraisals of the properties, assets or liabilities of BankCorp or Randolph, nor did McKinnon examine any loan credit files. McKinnon relied upon BankCorp’s management as to the reasonableness and achievability of the financial forecasts and related assumptions provided to it and assumed that such forecasts reflected the best available estimates and judgments of BankCorp’s management and will be realized in the amounts and in the time periods estimated. McKinnon assumed that all of the representations and warranties contained in the Agreement are true and correct and that the merger will be completed on the terms provided for in the

Agreement. McKinnon assumed that there has been no material change in the financial condition, operating results, business or prospects of BankCorp or Randolph. McKinnon’s opinion was based on market, economic and other conditions as they existed on the date of its opinion. No limitations were imposed by BankCorp on McKinnon with respect to the investigations made or procedures followed by it in arriving at its opinion.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, McKinnon’s opinion is not readily conducive to summary description. In arriving at its opinion, McKinnon performed a variety of analyses, no one of which was assigned a greater significance than another. McKinnon believes that the analyses must be considered as a whole and that the consideration of a portion or portions of such analyses, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying McKinnon’s opinion.

The following is a brief summary of the analyses and procedures performed by McKinnon in the course of arriving at its opinion:

Transaction Summary.    Under the terms of the merger, holders of Randolph common stock will receive 2.67 shares of BankCorp common stock for each Randolph share. Based on the 20 day average closing price for BankCorp common stock of $12.39, the value of the transaction is approximately $33.08 per Randolph share as of June 7, 2007. Holders of Randolph Series A preferred stock will receive $1,000 for each of their Randolph preferred shares, plus the amount of any unpaid quarterly dividends prorated for partial quarters on a daily basis. The following analyses and discussion consider only the Randolph common stock and do not include the Randolph Series A preferred stock as a component of book value, equity capital or common equity.

Pro Forma Effect of the Merger.    McKinnon reviewed certain operating and financial projections for BankCorp and Randolph as a combined entity. Based on such projections which BankCorp’s management considered to be reasonable, including potential efficiencies and operating synergies available to the combined institution, it was estimated that 2008 GAAP diluted earnings per share would be an estimated 6.1% greater than BankCorp’s GAAP diluted earnings per share without the merger, and that 2008 cash diluted earnings per share (GAAP earnings excluding the expense for amortization of core deposit intangibles) would be an estimated 17.0% greater than BankCorp’s cash diluted earnings per share without the merger. In addition, it was noted that BankCorp’s book value per share would be approximately 7.6% higher on December 31, 2007 pro forma adjusted for the impact of the merger than BankCorp’s book value per share without the merger, and that BankCorp’s tangible book value per share would be an estimated 18.1% lower than BankCorp’s tangible book value per share without the merger. BankCorp’s management believes that its projections, estimated operating efficiencies and synergies are reasonable in view of circumstances currently known. However there can be no assurance that the projections will be accurate or that the operating efficiencies and synergies will be realized at the time or in the amounts projected. Furthermore, it was noted that BankCorp’s management believes that the operational and financial benefits of the merger will be realized incrementally in 2008 and beyond; therefore, projected 2008 earnings may not fully reflect the financial benefits of the merger to the combined institution and its shareholders.

Contribution Analysis—McKinnon prepared a contribution analysis of total assets, net loans, deposits, common shareholders equity, tangible common equity, net income for the trailing-twelve months and net interest income before provision expense for the trailing-twelve-months for BankCorp and Randolph as of March 31, 2007. The contribution analysis showed that without any merger adjustments, each institution contributed the following percentage to the combined institution’s pro forma balance sheet and income statement.

	BankCorp	Randolph
Assets	62.7%	37.3%
Net Loans	65.8%	34.2%
Deposits	63.7%	36.3%
Common Equity	66.0%	34.0%
Tangible Common Equity	66.3%	33.7%
Net Income trailing-twelve-months (TTM)	91.9%	8.1%
Net Interest Income before provision (TTM)	63.0%	37.0%

As of March 31, 2007, Randolph had 987,267 outstanding shares, which would represent approximately 40.7% ownership of the combined company at the exchange ratio of 2.67. Subsequent to the execution of the Merger Agreement on April 12, 2007, Randolph issued 1,758 shares of Randolph common stock pursuant to Randolph’s stock option plan and BankCorp purchased 42,642 shares of Randolph common stock in a privately negotiated transaction. Based on Randolph’s 988,025 outstanding shares of common stock as of the date of this Joint Proxy Statement/Prospectus, less the 42,642 shares of Randolph common stock that BankCorp owns which will be cancelled as a result of the merger, it is anticipated that 2,524,173 shares of BankCorp common stock will be issued in conjunction with the merger (assuming no additional options to purchase Randolph common stock are exercised prior to closing), which represents approximately 39.7% of the combined company at the exchange ratio of 2.67.

Comparable Transaction Analysis—McKinnon reviewed and compared the financial terms of the merger with the terms of two groups of transactions which were deemed to be pertinent to the analysis of the merger. The two groups of transactions are generally referred to as the comparable transactions. The pricing ratios for the merger and the comparable transactions were compared for the median, the average, the highest and the lowest of, (1) the price to book value, (2) the price to tangible book value, (3) the price to trailing-twelve-months (TTM) earnings, (4) the price to total assets, and (5) the franchise premium to core deposits (transaction price less tangible equity to core deposits defined as all deposits less than $100,000).

The following tables provide a summary analysis of the financial terms of the merger as compared to the two groups of transactions. No company, transaction or group of transactions used as a comparison in the following analysis is identical to Randolph or the transaction. An analysis of the comparable transactions is complex and involves judgments regarding financial and operational differences and other factors that impact the value of the companies and the transactions being considered.

TABLE 1:    Bank and thrift mergers announced in the Southeast between January 1, 2006 and April 25, 2007, where the selling institution had between $50 and $750 million in total assets and where credible transaction data was available.

	Median		Average		Highest		Lowest		Randolph
(1) Price/Book Value	254%		256%		452%		121%		164%
(2) Price/Tangible Book Value	258%		262%		452%		121%		169%
(3) Price/Trailing-Twelve-Months Earnings	24.8	x	27.4	x	56.1	x	14.3	x	n/m
(4) Price to Total Assets	24.1%		23.2%		35.6%		6.4%		11.6%
(5) Franchise Premium/Core Deposits	23.8%		24.3%		45.4%		4.3%		7.3%

The 59 Southeastern institutions considered in the comparable transaction table above had the following characteristics: median assets of $198 million, median equity/assets of 8.66%, median return on average assets of 0.99%, median return on average equity of 11.13% and the median deal value was $43.9 million.

TABLE 2:    Nationwide bank and thrift mergers announced between January 1, 2004 and April 25, 2007, where the selling institutions were profitable, but where non-performing assets (past due loans & owned real estate) to total assets were greater than 2.0% and where credible transaction data was available.

	Median		Average		Highest		Lowest		Randolph
(1) Price/Book Value	174%		188%		529%		055%		164%
(2) Price/Tangible Book Value	175%		193%		529%		055%		169%
(3) Price/Trailing-Twelve-Months Earnings	25.6	x	28.7	x	63.7	x	5.8	x	n/m
(4) Price to Total Assets	15.0%		16.8%		39.9%		3.5%		11.6%
(5) Franchise Premium/Core Deposits	11.2%		12.1%		35.4%		(6.4)%		7.3%

The 39 profitable institutions with nonperforming assets greater than 2.0% of total assets considered in the comparable transaction table above had the following characteristics: median assets of $68 million, median equity/assets of 9.20%, median return on average assets of 0.68%, median return on average equity of 7.20% and the median deal value was $11.8 million.

Comparable Company Analysis—McKinnon compared historical operating and financial performance of Randolph to 66 commercial banks based in North Carolina, South Carolina, Virginia and Georgia where total assets were between $200 million and $300 million.

	Comparable Banks				Randolph
	Median	Average	Highest	Lowest
Return on Average Equity (LTM)	11.57%	12.42%	30.57%	2.82%	2.50%
Return on Average Assets (LTM)	1.12%	1.16%	2.71%	0.28%	0.20%
Net Interest Margin (MRQ)	4.15%	4.12%	5.77%	2.54%	3.37%
Efficiency Ratio (MRQ)	61.6%	62.3%	89.7%	37.7%	99.2%
Tangible Equity/Assets	9.16%	9.65%	18.23%	6.66%	7.64%
Non-Performing Assets/Assets	0.44%	0.58%	2.72%	0.00%	2.23%
Loan Loss Reserve/Total Loans	1.24%	1.30%	2.65%	0.78%	1.35%

Based on this analysis, Randolph’s operating performance was generally below the performance of other banking institutions of comparable size.

Other Analyses.    McKinnon performed such other analyses as it deemed appropriate, including a review of the public trading history of BankCorp’s and Randolph’s common stock. The preceding analyses do not purport to be all of the analyses performed nor all of the matters considered in rendering the opinion.

McKinnon’s opinion included in this Joint Proxy Statement/Prospectus as Appendix D, dated June 28, 2007, is based solely upon the information available to McKinnon and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusion contained in McKinnon’s opinion. McKinnon was retained by BankCorp to serve as financial advisor in conjunction with a potential acquisition of Randolph and for rendering its fairness opinion. For its services, McKinnon has been paid $40,000 and will receive an additional $135,000 at the time of closing, plus actual expenses incurred. BankCorp also agreed to indemnify McKinnon and its affiliates, directors, officers, employees, and agents against losses, claims, damages or liabilities related to its services not caused primarily by McKinnon’s gross negligence or bad faith. Prior to BankCorp’s organization as BOC’s bank holding company, McKinnon acted as sales agent for BOC during 2004 in a public offering of shares of BOC’s common stock. Since that time, McKinnon and its affiliates have not provided any services to, or received any fees from BankCorp, BOC or Randolph or any of their respective affiliates. In the ordinary course of business, McKinnon trades the securities of BankCorp for its own account and for the accounts of its customers and, accordingly, McKinnon may at any time hold a long or short position in such securities. McKinnon and its officers, employees, consultants and agents may have long or short positions in the securities of BankCorp as well.

Required Shareholder Approvals

Randolph’s Shareholders.    Under North Carolina law, the Agreement must be approved by the holders of at least two-thirds of the outstanding shares of Randolph common stock in order for the merger to be completed. The approval of holders of Randolph’s Series A preferred stock is not required in order to complete the merger.

BankCorp’s Shareholders.    Though BankCorp is a party to the Agreement, it is not a party to the merger itself, and North Carolina law does not require the Agreement or merger to be approved by BankCorp’s shareholders. However, The Nasdaq Stock Market’s rules generally require that an acquisition by a listed company be approved by its shareholders if, in connection with the acquisition, it will issue a number of shares of its common stock that exceeds 20% of its outstanding common stock before the transaction. Since BankCorp is a listed company and the new shares BankCorp will issue in the merger will exceed 20% of its currently outstanding shares, the Agreement must be approved by BankCorp’s shareholders by a vote of the holders of a majority of the shares voted on the Agreement at the BankCorp Special Meeting.

Required Regulatory Approvals

The merger is subject to approval by the Federal Deposit Insurance Corporation and by the North Carolina Commissioner of Banks and State Banking Commission. The Agreement provides that Randolph’s and BankCorp’s respective obligations to complete the merger are conditioned on receipt of all required regulatory approvals of the transactions described in the Agreement. Applications for those regulatory approvals have been filed. While there is no assurance that all regulatory approvals will be received, the managements of Randolph and BankCorp currently are not aware of any reason, condition or circumstance that might lead to a denial of their applications.

Conduct of Business Pending the Merger

The Agreement provides that, during the period from the date of the Agreement until the merger is completed, and except as otherwise permitted by the Agreement or consented to by BankCorp, Randolph will:

•	among various other things:

•

conduct its business in the usual manner, preserve its organization intact, keep available the services of its present officers, employees and agents, and preserve relationships with its customers and others with whom it does business;

•	maintain its properties and assets in customary repair, order and condition, and continue to maintain in force its current insurance coverage;
•	maintain its books and records in the usual, regular and ordinary manner;
•	comply materially with laws, ordinances, regulations and standards that apply to its business; and,
•	not materially change its loan underwriting policies and procedures except as required by law;

•

periodically provide BankCorp with various information regarding its business and operations, and promptly advise BankCorp of any actual or prospective material change in its financial condition, business or affairs;

•

immediately before the merger, make accruals or accounting entries or create reserves on its books, or make additional provisions to its allowance for loan losses, that BankCorp considers necessary, appropriate or desirable in anticipation of the merger, and charge-off loans that BankCorp considers to be losses or believes should be charged-off under generally accepted accounting principles, banking regulations or BankCorp’s loan administration policies and procedures; and

•	review its credit files and correct any documentation and compliance deficiencies.

Additionally, the Agreement provides that, from the date of the Agreement until the time the merger is completed, except as otherwise permitted by the Agreement or consented to by BankCorp, Randolph may not, among various other things:

•

amend its Articles of Incorporation or Bylaws, make any changes in its capital stock, issue any additional capital stock or other securities, grant options to purchase its capital stock or other securities, or purchase or redeem any of its outstanding shares;

•	make any changes in its accounting methods, practices or procedures, or in the nature of its business or the manner in which it does business;

•

enter into or adopt any employment or compensation agreement or any bonus or other employee benefit plan or arrangement, or, except in accordance with its customary salary administration and review procedures, increase the compensation of, or pay any bonuses or additional compensation to, its officers, directors, employees or consultants;

•	acquire or merge with, or acquire substantially all the assets of, any other company;

•

agree to buy or sell any real property or, above certain amounts, any personal property, or mortgage, pledge or otherwise encumber any of its tangible assets, or, except in the ordinary course of business, incur any indebtedness;

•

waive or compromise any rights in its favor of any substantial value, except for money or money’s worth, or waive or compromise any rights in its favor with respect to its officers, directors, shareholders or members of their families; or

•	assume or become liable for certain obligations, or enter into certain types of contracts, described in the Agreement, or incur any obligations outside the ordinary course of business.

Dividends

The Agreement provides that, before the merger, Randolph may not declare or pay any cash dividend or make any other distributions on Randolph common stock. In the case of Randolph Series A preferred stock, the Agreement provides that Randolph may pay regular cash dividends at an annual rate not to exceed 9.5% of the stated value per share, and that Randolph shall pay, immediately before the merger is effective, all unpaid quarterly dividends since January 1, 2007, prorated on a daily basis for any partial quarters.

Prohibition on Solicitation

The Agreement provides that, except under certain circumstances, Randolph may not:

•

initiate, solicit, encourage, or take action to facilitate proposals, or furnish information to generate inquiries about proposals, for a merger or other acquisition of Randolph or any other business combination involving Randolph, any disposition of a significant part of Randolph’s assets, or any acquisition of 10% or more of Randolph’s outstanding shares of capital stock;

•

participate in discussions or negotiations, furnish information or access to information, or cooperate with or encourage efforts, concerning a merger or other acquisition of Randolph or any other business combination involving Randolph, any disposition of a significant part of Randolph’s assets, or any acquisition of 10% or more of Randolph’s outstanding shares of capital stock; or

•

enter into or approve or recommend any letter of intent, agreement in principle, acquisition agreement, or similar agreement for a merger or other acquisition of Randolph or any other business combination involving Randolph, any disposition of a significant part of Randolph’s assets, or any acquisition of 10% or more of Randolph’s outstanding shares of capital stock.

The Agreement makes exceptions to these prohibitions in the case of unsolicited offers that Randolph’s Board of Directors, based on the advice of its legal counsel and its financial advisor, deem to be materially more favorable to Randolph’s shareholders, from a financial point of view, than the Agreement. Randolph must give notices to BankCorp and BOC of any unsolicited offers and may not enter into agreements with others without giving notices to BOC and BankCorp. If Randolph terminates the Agreement based on an unsolicited offer and accepts that offer, it will be obligated to pay BOC a termination fee of $1.5 million.

Accounting Treatment

The merger will be treated as a “purchase” under generally accepted accounting principles. Under the purchase method of accounting, when the merger is completed Randolph’s assets and liabilities will be recorded at their respective fair values and added to those of BOC. The excess of the cost over the fair value of the net assets acquired will be recorded as goodwill on BOC’s books. BankCorp’s consolidated financial statements after the merger will reflect the combined assets and liabilities of BOC and Randolph and the operating results of the combined entity from the date of the merger forward. BankCorp’s financial statements will not be restated retroactively to reflect Randolph’s historical financial position or results of operations.

All unaudited pro forma condensed combined financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the purchase method to account for the merger. The final allocation of the purchase price will be determined after the merger is completed and after analysis of the fair values of Randolph’s tangible and identifiable intangible assets and liabilities. The pro forma condensed combined financial information in this document has been prepared based on estimates of merger-related charges and adjustments. Those charges and adjustments are subject to final decisions related to combining Randolph and BOC. Accordingly, the final purchase accounting adjustments and merger-related charges may differ materially from the estimated amounts used in preparing the unaudited pro forma condensed combined financial information presented in this document. Any decrease in the net fair value of Randolph’s assets and liabilities as compared to the information shown in this document will increase the amount of the purchase price allocable to goodwill.

Material Income Tax Consequences

Holders of Randolph Common Stock.    BankCorp and Randolph have received a written opinion (the “Tax Opinion”) from Dixon Hughes PLLC to the effect that the merger should be treated as a tax-free reorganization under Section 368 of the Internal Revenue Code (the “Tax Code”) and the North Carolina General Statutes. The following discussion summarizes the material anticipated federal and state income tax consequences of the merger as described in the Tax Opinion that generally will apply to holders of Randolph common stock.

The Tax Opinion and this summary do not cover all aspects of federal and state income taxation that may apply to Randolph’s shareholders, and they do not cover the tax consequences of the merger under any local, foreign or other taxes, including but not limited to sales and use taxes, federal excise taxes, payroll taxes, trust fund taxes, property taxes or premium taxes, or any legal aspect of the merger. Also, each Randolph shareholder’s individual or special circumstances may affect the tax consequences of the merger to that shareholder, and the Tax Opinion and this summary do not cover those matters. For example, the tax consequences described in the Tax Opinion and this summary may not apply if a Randolph shareholder is a foreign person or an individual that would be subject to special rules under the Tax Code. So, Randolph’s shareholders should consult with their own tax advisors in order to make an evaluation of the federal, state or local tax consequences of the merger based on their particular individual circumstances and, among other things, the tax return reporting requirements, the application and effect of federal, foreign, state, local and other tax laws on them individually, and the implications of any proposed changes in the tax laws.

Randolph’s shareholders should be aware that Randolph and BankCorp will not request or obtain a ruling from the Internal Revenue Service (the “IRS”) about the tax consequences of the merger, and the Tax Opinion will not be binding on the IRS. There is no assurance that in the future the IRS will not disagree with or take a position contrary to that set forth in the Tax Opinion on any particular aspect of the tax consequences of the merger. If the IRS were to take a position contrary to the Tax Opinion and was to prevail in that position, that could result in adverse tax consequences to Randolph’s shareholders.

The Tax Opinion and this summary are based on currently existing provisions of the Tax Code, existing and proposed Treasury Regulations issued under the Tax Code, and current administrative rulings and court decisions, all of which are subject to change. Any such change could be retroactive and cause the tax consequences of the merger to Randolph’s shareholders to be different from those described in the Tax Opinion. In accordance with Treasury Regulations, any federal tax advice provided in this Joint Proxy Statement/Prospectus may not be used to avoid any federal tax penalty. Any such advice is provided on the basis and with the intent that the advice may not be used to avoid any federal tax penalty.

Subject to the limitations and qualifications referred to above and in the Tax Opinion, the Tax Opinion states, among other things, that:

•

The merger of Randolph with and into BOC, and the issuance of BankCorp common stock in exchange for Randolph common stock, as described in the Agreement, should constitute a reorganization under Section 368(a) of the Tax Code;

•

Randolph’s shareholders who receive BankCorp common stock in exchange for their Randolph common stock in the merger and do not exercise dissenters’ rights should not recognize any gain or loss on the receipt of BankCorp common stock (except to the extent that they receive cash in lieu of fractional shares);

•

The aggregate basis of BankCorp common stock received by a Randolph shareholder in the merger should be the same as the aggregate basis of the shares of Randolph common stock surrendered by that shareholder in exchange for the BankCorp common stock (excluding fractional shares for which cash is received);

•

The holding period of BankCorp common stock received by Randolph’s shareholders in the merger should include the period for which the Randolph common stock surrendered in exchange for the BankCorp common stock was considered to have been held, provided that the Randolph common stock is held as a capital asset at the time the merger is completed.

The managements of BankCorp and Randolph believe that, in general, cash received by Randolph’s shareholders who exercise dissenters’ rights under North Carolina law, or in exchange for fractional shares of BankCorp common stock, should be treated as amounts distributed in redemption of their shares and as if their shares were sold for cash. That determination will be governed by Section 302 of the Tax Code. Sale treatment under Section 302(a) would mean that any gain recognized would be taxed as long-term or short-term capital gain if the shareholder’s stock that is treated as being sold is held by the shareholder as a capital asset. The gain would be taxed as ordinary income if the shareholder held the stock as other than a capital asset. The cash received would be offset by the shareholder’s basis in the shares treated as being sold to determine if there is taxable gain. However, depending on a shareholder’s individual circumstances (or, in the case of fractional shares, depending on the overall circumstances of the transaction creating the distribution of cash in lieu of fractional shares), it is possible that the sale provisions of Section 302(a) will not apply, in which case the cash received by that shareholder would be treated as a dividend (instead of a sale) under Section 301 of the Tax Code. That would mean that the full amount received may be taxable and that some or all of the cash received may be taxed as ordinary income.

In general, a United States Randolph shareholder who receives BankCorp common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with his or its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Randolph’s common stock shareholders are urged to consult with their own tax advisors about the specific tax consequences to them of the merger and the exchange of their Randolph common stock for BankCorp stock and/or of exercising their dissenters’ rights.

Holders of Randolph Series A Preferred Stock.    The managements of BankCorp and Randolph believe that, in general, cash received by holders of Randolph Series A preferred stock should be treated as amounts distributed in redemption of their preferred shares. The tax treatment of the preferred shares redemption will be governed by Section 302 of the Tax Code. Sale treatment under Section 302(a) would mean that any gain recognized would be taxed as long-term or short-term capital gain if the shareholder’s preferred stock that is treated as being redeemed is held by the preferred shareholder as a capital asset. The cash received would be offset by the preferred shareholder’s basis in the preferred shares treated as being sold to determine if there is taxable gain. Cash received by Randolph’s preferred shareholders who dissent will be treated as a sale under Section 302(a) only if one of the applicable tests set forth in Section 302(b) applies. For example, sale treatment should apply if the transaction is treated as a complete termination of a Randolph shareholder’s interest in Randolph (including any stock interest attributed to the shareholder under the Tax Code as a result of Randolph Series A preferred stock owned by family members and certain related entities). If the dissenting shareholder’s individual circumstances do not meet one of the tests for sale treatment under Section 302(b), then the cash should be treated as a dividend under Section 301.

Holders of Randolph Series A preferred stock are urged to consult with their own tax advisors regarding the specific tax consequences to them of the merger and the redemption of their Randolph Series A preferred stock for cash.

Conditions to the Merger

Completion of the merger is subject to various conditions described in the Agreement, including:

•	approval of the Agreement by Randolph’s and BankCorp’s shareholders;

•	receipt of all required regulatory approvals, and BankCorp’s approval of any conditions or requirements imposed on it or Randolph by any regulatory agency as a condition to approval of the merger;

•	receipt of the Tax Opinion;

•

receipt of the opinions of Randolph’s and BankCorp’s respective financial advisors that the Agreement and the merger are fair, from a financial point of view, to holders of Randolph common stock and BankCorp common stock and, prior to completion of the merger, receipt of confirmations that the fairness opinions remain in effect; and

•	absence of any pending regulatory or judicial proceeding or order challenging the merger, imposing a material burden on the merger, or materially and adversely affecting either Randolph or BankCorp.

Additionally, under the Agreement, Randolph’s and BankCorp’s separate obligations to complete the merger are subject to various other conditions, including:

•	performance by the other party of its various covenants, agreements and conditions in the Agreement;

•	absence of material adverse changes in the other party’s financial condition, results of operations, prospects, business, assets, or ability to complete the transactions described in the Agreement;

•	absence of any breach of any of the other party’s representations or warranties in the Agreement;

•	compliance by the other party with all laws and regulations that apply to the merger and other transactions described in the Agreement;

•

receipt of agreements from persons who are “affiliates” of Randolph and certain of their related parties regarding restrictions on the BankCorp common stock they receive for their Randolph common stock (see “—Restrictions on BankCorp Common Stock Received by Certain Persons” on page         );

•	receipt of a written opinion of the other party’s legal counsel as to various matters; and

•	acceptance of the form and substance of the legal matters in the Agreement by its legal counsel.

Waiver; Amendment of the Agreement

Any term or condition of the Agreement (except as to matters of shareholder and regulatory approvals and other approvals required by law) may be waived in writing, either in whole or in part, by Randolph or BankCorp if its respective Board of Directors or Chief Executive Officer determines that the waiver would not materially and adversely affect its interests or the interests of its shareholders. The Agreement may be amended, modified or supplemented at any time or from time to time before the merger, and either before or after its approval by Randolph’s and BankCorp’s shareholders, by an agreement in writing approved by a majority of the Boards of Directors of Randolph and BankCorp. Approval of the Agreement by Randolph’s and BankCorp’s shareholders will authorize Randolph’s and BankCorp’s respective Boards of Directors to grant any of these waivers, or to agree to any of these amendments, modifications or supplements. However, following approval of the Agreement by Randolph’s or BankCorp’s shareholders, the Boards of Directors may not amend the Agreement to change the numbers of shares of BankCorp stock into which shares of Randolph common stock will be converted, or the amount of cash into which shares of Randolph Series A preferred stock will be converted, unless that change also is approved by those shareholders, or is provided for in the provisions of the Agreement relating to a change in the exchange ratio based on a change of more than 20% in an average trading price of BankCorp’s common stock.

Termination of the Agreement

Before the merger is completed, the Agreement may be terminated by the mutual agreement of Randolph and BankCorp. The Agreement also may be terminated by either Randolph or BankCorp alone, by action of its Board of Directors, if among other things:

•	the other party has violated or failed to fully perform any of its obligations, covenants or agreements under the Agreement in any material respect;

•

any of the other party’s representations or warranties were false or misleading in any material respect when made, or any event or development occurs, or any condition or circumstance exists, which has caused or, with the lapse of time or otherwise, might cause any of the other party’s representations or warranties to become false or misleading in any material respect;

•

the other party’s meeting of shareholders is not held by September 30, 2007 (unless the meetings are delayed as a result of reviews of BankCorp’s or Randolph’s filings with the Securities and Exchange Commission or Federal Deposit Insurance Corporation), or if Randolph’s shareholders do not approve the Agreement at the Randolph Annual Meeting, or if BankCorp’s shareholders do not approve the Agreement at the BankCorp Special Meeting; or,

•	the merger does not become effective on or before December 31, 2007, or by a later date agreed upon in writing by Randolph and BankCorp.

Before the merger is completed, BankCorp may terminate the Agreement if:

•

holders of Randolph common stock exercise rights of dissent to the extent that the outstanding shares of BankCorp common stock that otherwise would be outstanding is reduced by five percent or more; or

•	holders of Randolph Series A preferred stock exercise rights of dissent as to more than 20% of those shares; or

•	BOC discovers certain types of title or structural defects or environmental problems relating to Randolph’s properties.

Before the merger is completed, Randolph may terminate the Agreement if (a) the “average closing price” (as defined in the Agreement) of BankCorp common stock is less than 80% of the “starting price” of $13.58 and (b) BankCorp does not agree to increase the exchange ratio to an amount determined by multiplying the current exchange ratio of 2.67 by 80% of the starting price and then dividing the result by the average closing price.

Closing Date and Effective Time

After all conditions described in the Agreement have been satisfied, the merger will be completed on a date agreed upon by Randolph and BOC after the expiration of the required waiting periods following approval of the merger by the Federal Deposit Insurance Corporation. The merger will become effective on the date and time specified in Articles of Merger filed by BOC with the North Carolina Secretary of State and the North Carolina Commissioner of Banks (or, if a time is not specified, then at the time the Articles of Merger are filed). Although there is no assurance as to whether or when the merger will occur, it currently is expected that it will become effective during the fourth quarter of 2007.

Special Interests of Randolph’s Directors and Officers

As further described below, members of Randolph’s management and Board of Directors have interests and will receive certain benefits in the merger that are in addition to their interests as shareholders of Randolph generally.

Appointment of Randolph’s Directors as Directors of BankCorp and Advisory Directors of BOC.    The Agreement provides that, within ten business days after the merger is completed, BankCorp’s and BOC’s Boards of Directors will increase their number of members and select four members of Randolph’s Board, who remain directors of Randolph at that time, to serve as directors of BankCorp and BOC for terms of office extending to the next annual meeting of BankCorp’s shareholders at which its directors are elected. Continued service of these directors will be subject to their reelection. In that regard, BankCorp’s Board tentatively has selected D. Harold Briles, Christy B. McKenzie, Phillip O. Ridge and Doris H. Smith to serve as directors of BankCorp and BOC. Final decisions or action on those appointments will not occur until after the merger is completed. For their services as directors, BankCorp’s and BOC’s outside directors currently receive monthly retainers of $450, fees of $425 for attendance at Board meetings, and fees ranging from $225 to $300 for attendance at meetings of Board committees. Randolph currently pays each of its outside directors a monthly retainer of $1,200. The remaining members of Randolph’s Board of Directors will be appointed to a Randolph County Advisory Board of BOC for at least 24 months, and will receive monthly fees of at least $700 per month for so long as they are able to serve during that 24-month period. (See “Information About BankCorp—Directors’ Compensation” on page         , and “Information About Randolph—Directors’ Compensation” on page         .)

Director Retirement Arrangements.    Randolph’s directors are entitled to payments from Randolph in the future under existing consulting and supplemental retirement pay agreements. The Agreement provides for Randolph to terminate those arrangements before the merger is completed in exchange for payments that will not exceed an aggregate of $250,000 for all directors as a group.

Payments to Randolph’s President and Certain Other Officers.    Randolph has entered into a number of agreements with its president, K. Reid Pollard, and other officers which will be assumed by BOC in the merger. (See “Information About Randolph—Executive Compensation” on page         .) Completion of the merger will trigger some payments and benefits under the agreements to those officers.

•

Change of Control Agreements:    Under Mr. Pollard’s agreement, if his employment is terminated or he resigns within twelve months after the merger, he will be entitled to receive a substantial lump sum payment of 2.99 times his “base amount,” as defined in the Internal Revenue Code. That lump sum would have been $512,686 if Mr. Pollard’s employment had ended on December 31, 2006, after the merger.

Randolph also has entered into change of control agreements with its Chief Credit Officer, C. Mike Whitehead, and four other senior officers, Alice Cook, Robert Kernodle, Rena Gale McLeod, and Sherrie Parks, under which they will receive lump sum payments of 1.6 times their “base amounts” (as defined in the Internal Revenue Code), or their current annual salary, as the case may be, if their employment is terminated or they resign under certain circumstances within twelve months after the merger. Mr. Whitehead’s lump sum payment would have been $142,061 if his employment had ended on December 31, 2006, after the merger. The aggregate amount of the lump sum payments that would have been made to the four other senior officers as a group would have been $518,309 if their employment had ended on the same date after the merger.

•

Supplemental Income Plan:    Under this plan, Mr. Pollard will become irrevocably entitled to receive, regardless of any change in employment status, a yearly payment of $72,000 for ten years following his 65th birthday. Mr. Pollard also has an Executive Deferred Compensation Plan (which will be assumed by BOC in the merger) which provides for payments of $55,000 per year following his retirement at age 65 or reduced payments if his employment is terminated without cause prior to age 65. Mr. Pollard’s rights under that plan are vested and will not be affected by the merger.

•

Executive Indexed Salary Continuation Plan:    Under this plan, Mr. Pollard also will be irrevocably entitled to receive, regardless of any change in employment status, a yearly payment provided by the plan for ten years following his 60th birthday. The total present value of those payments determined as of December 31, 2006, was $303,000.

Retention and Non-Compete Agreements.    Randolph has entered into a number of “Retention and Non-Compete Agreements” with some of its employees. Under these agreements, employees who remain employed through completion of the merger as required by these agreements, and who adhere to the non-competition provisions of these agreements, will receive either 25% or 50% of their base salary in effect on January 1, 2007. If all these employees comply with the terms of their agreements, the aggregate amount of the retention payments that will be made to them as a group is $242,291.

Outstanding Randolph Stock Options.    On August 17, 2007, Randolph had outstanding options held by its officers and employees to purchase an aggregate of 26,571 shares of Randolph common stock. The Agreement provides for each of those stock options that has not been exercised by the date the merger is completed to be cancelled in exchange for payment by Randolph in cash in an amount equal to the product of the exchange ratio and the number of shares of Randolph common stock covered by that option, multiplied by the closing price of BankCorp common stock on The Nasdaq Capital Market immediately before the merger becomes effective, minus the aggregate exercise price of the shares under the option. If the merger had occurred on August 17, 2007, payments in cancellation of stock options would have amounted to $76,428 for Mr. Pollard, $15,733 for Mr. Whitehead, and approximately $188,070 for all Randolph’s officers and employees as a group.

Employee Benefits.    Randolph’s employees who remain employees of BOC after the merger will be entitled to participate in all employee benefit plans provided by BOC generally to its employees. Each Randolph employee’s participation in each plan will be on the same basis, and subject to the same eligibility and vesting requirements and other conditions, restrictions and limitations, as generally are in effect and applicable to other employees of BOC. However, Randolph’s employees will be given credit for their years of service with Randolph before the merger for purposes of their eligibility for participation and vesting (but not for benefit accrual) under BOC’s Section 401(k) plan and for all purposes under BOC’s other benefit plans.

Directors’ and Officers’ Indemnification and Liability Insurance.    As a result of the merger, BOC will become responsible for Randolph’s obligations under North Carolina law and Randolph’s Articles of Incorporation to indemnify Randolph’s directors and officers for liabilities arising out of their status as directors and officers before the merger. Randolph and BOC have agreed that, if it can be purchased at a reasonable cost (to be determined by BOC), then immediately before the merger is completed Randolph will purchase “tail” coverage for the maximum term available under, and in the same amount of coverage as is provided by, Randolph’s current directors’ and officers’ liability insurance policy.

Restrictions on BankCorp Common Stock Received by Certain Persons

Under the federal Securities Act of 1933 (the “1933 Act”), certain restrictions will apply to the shares of BankCorp common stock received in the merger by persons who were considered to be “affiliates” of Randolph or BankCorp before the merger. The effect of these restrictions will be that, for a period of two years after the merger, those persons may not resell or transfer any BankCorp stock they receive in the merger unless:

•	the resale or transfer has been registered by BankCorp under the 1933 Act;

•	the resale or transfer is made in compliance with the Securities and Exchange Commission’s Rule 145 under the 1933 Act (which permits sales under certain circumstances); or

•	another exemption from the registration requirements of the 1933 Act is available for that resale or transfer.

Rule 145 is the method used most commonly by affiliates of acquired companies to resell securities they receive in transactions similar to the merger.

The above restrictions are expected to apply to Randolph’s and BankCorp’s directors and executive officers and to any relative or spouse of any such person or any relative of any such spouse, any of whom live in the same home as such person, and any trusts, estates, corporations, or other entities in which such persons have a 10% or greater beneficial or equity interest. These restrictions also may apply to any current shareholder of Randolph or BankCorp who owns an amount of stock sufficient to be considered to “control” Randolph or BankCorp or who otherwise is an “affiliate” of Randolph or BankCorp.

In the case of persons who become affiliates of BankCorp in connection with or at any time following the merger, similar restrictions will apply to all shares of BankCorp stock held by those persons (whether or not those shares were received in the merger). Those restrictions will continue in effect for as long as those persons continue to be affiliates of BankCorp.

BankCorp will give instructions to its stock transfer agent to restrict the transfer of shares of BankCorp common stock held by its and Randolph’s affiliates, and the certificates evidencing the BankCorp common stock held by affiliates will contain an appropriate legend pertaining to these restrictions. BankCorp is not obligated to register the resale or transfer of BankCorp common stock by its or Randolph’s affiliates or to take any other action necessary in order to make an exemption from the registration requirements of the 1933 Act available to its or Randolph’s affiliates.

As a condition to completing the merger, each Randolph shareholder who is considered by BankCorp to be an affiliate of Randolph (including each Randolph director, executive officer and principal shareholder), or who is expected to become an affiliate of BankCorp in connection with the merger, and each of those persons’ related parties who are covered by these restrictions on resale, must execute and deliver to BankCorp a written agreement to the effect that they will not offer, sell, pledge, transfer or otherwise dispose of any BankCorp common stock received in connection with the merger except in compliance with the restrictions.

Expenses

The Agreement provides that Randolph and BankCorp each will pay its own legal, accounting and financial advisory fees and all its other costs and expenses (including all filing fees, printing and mailing costs and travel expenses) incurred or to be incurred in connection with the performance of its obligations under the Agreement or otherwise in connection with the merger. The costs of preparing, printing and distributing this Joint Proxy Statement/Prospectus, and the cost of the Tax Opinion, will be divided between Randolph and BankCorp in proportion to their respective numbers of shareholders.

RIGHTS OF DISSENTING RANDOLPH SHAREHOLDERS

Under Article 13 of Chapter 55 of the North Carolina General Statutes (“Article 13”), current holders of Randolph common stock and Randolph Series A preferred stock who object to the Agreement may “dissent” and become entitled to be paid the “fair value” of their shares in cash if the merger is completed. The following is only a summary of the rights of a dissenting Randolph shareholder. If you intend to exercise your right to dissent (your “Dissenters’ Rights”), you should carefully review the following summary and comply with all requirements of Article 13. A copy of Article 13 is attached as Appendix B to this document and is incorporated into this discussion by reference. You also should consult with your attorney. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS’ RIGHTS WILL BE FURNISHED BY RANDOLPH TO YOU.

If you intend to exercise Dissenters’ Rights, you should be aware that cash paid to you likely will result in your receipt of taxable income. (See “The Merger—Material Income Tax Consequences” on page     .)

Article 13 provides in detail the procedure which you must follow if you wish to exercise Dissenters’ Rights. In summary, to exercise Dissenters’ Rights:

•

if you are a holder of Randolph common stock or Randolph Series A preferred stock, you must give to Randolph, and Randolph must actually receive, before the vote on the Agreement is taken at the Randolph Annual Meeting, written notice of your intent to demand payment for your shares if the merger is completed (a “Notice of Intent”); and

•	if you are a holder of Randolph common stock, you must not vote your shares in favor of the Agreement at the Randolph Annual Meeting.

In other words, if you are a holder of Randolph common stock, you do not have to vote against the Agreement, or even vote at all, to exercise Dissenters’ Right, but you must not vote in favor of the Agreement. Both holders of Randolph common stock and holders of Randolph Series A preferred stock must give the required written

Notice of Intent. Your failure to satisfy these requirements will result in your not being entitled to exercise Dissenters’ Rights and receive payment for your shares under Article 13. Even if you vote against the Agreement (either in person or by appointment of proxy), you still must send the required Notice of Intent to exercise Dissenters’ Rights. You should remember that, as described under the caption “The Annual Meeting of Randolph Shareholders—Solicitation and Voting of Proxy Cards” on page     , if you return a signed appointment of proxy but fail to provide instructions on how to vote your shares, you will be considered to have voted in favor of the Agreement and you will not be able to assert Dissenters’ Rights. If you do not return a proxy card or otherwise vote at all at the Randolph Annual Meeting, you will not be treated as waiving your Dissenters’ Rights as long as you have given the required Notice of Intent as described above.

If you intend to dissent, your Notice of Intent should be mailed or delivered to Randolph’s President, K. Reid Pollard, at Randolph’s corporate office at 175 North Fayetteville Street, Asheboro, North Carolina 27203, or it may be hand delivered to him at the Randolph Annual Meeting (before the voting begins). In order for a Notice of Intent sent by mail to be effective, it must actually be received by Randolph at its address prior to the Randolph Annual Meeting. A Notice of Intent that is hand delivered must be received prior to the vote on the Agreement at the Randolph Annual Meeting.

If you deliver a Notice of Intent and the Agreement is approved by Randolph’s shareholders at the Randolph Annual Meeting (or at any adjournment of the meeting), then, within ten days following that approval, Randolph will send you a written notice (a “Dissenters’ Notice”), by registered or certified mail, return receipt requested, so long as you have satisfied the requirements to exercise Dissenters’ Rights. The Dissenters’ Notice will include a copy of Article 13 and will:

•	include a form you can use for demanding payment, and state where your payment demand must be sent, and where and when your share certificates must be deposited; and

•	specify a date by which Randolph must receive your payment demand (which may not be less than 30 nor more than 60 days after the date the Dissenters’ Notice is mailed).

After receipt of the Dissenters’ Notice, you must deliver to Randolph a written demand for payment (a “Payment Demand”) and deposit your share certificates with Randolph by the date set forth in and in accordance with the terms and conditions of the Dissenters’ Notice. Otherwise, you will not be entitled to payment for your shares under Article 13. If you deliver a Payment Demand and deposit your share certificates as required by the Dissenters’ Notice, you will retain all other rights as a shareholder until those rights are canceled or modified by completion of the merger.

As soon as the merger is completed, or within 30 days after receipt of your Payment Demand (whichever is later), Randolph will pay you (provided that you have satisfied all requirements to exercise Dissenters’ Rights) the amount Randolph estimates to be the fair value of your shares, plus interest accrued to the date of payment. Randolph’s payment will be accompanied by:

•	Randolph’s most recent available financial statements;

•	an explanation of how Randolph estimated the fair value of your shares and how the interest was calculated; and

•	a copy of Article 13, and a statement of your rights if you are dissatisfied with Randolph’s payment.

If the merger is not completed within 60 days after the date set for you to demand payment and deposit your share certificates, Randolph must return your deposited certificates, and if the merger is completed later, Randolph must send you a new Dissenters’ Notice and repeat the Payment Demand procedures described above.

If (1) you believe the amount paid by Randolph as described above is less than the fair value of your shares of Randolph common stock or Randolph Series A preferred stock, or that the interest due is incorrectly calculated, (2) Randolph does not make timely payment to you, or (3) Randolph does not complete the merger and does not return your deposited certificates within 60 days after the date set for demanding payment, then you may notify Randolph in writing of your own estimate of the fair value of your shares of Randolph common stock or Randolph Series A preferred stock and the amount of interest due and may demand payment of your estimate (a “Further Payment Demand”). In any such event, if you fail to take any such action within the 30 days after Randolph makes payment for your shares or fails to perform timely, you will be considered to have withdrawn your dissent and demand for payment and waived your rights under Article 13.

If you have taken all required actions and your demand for payment remains unsettled, you may file a lawsuit within 60 days after the earlier of the date of Randolph’s payment or the date of your Further Payment Demand. If you take no action within that 60-day period, you will be considered to have withdrawn your dissent and demand for payment. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value, and it has discretion to make all dissenters whose demands remain unsettled parties to one proceeding. Each dissenter made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, to exceed the amount paid by Randolph. Court costs, appraisal, and counsel fees may be assessed by the court as it deems equitable.

Article 13 contains certain additional provisions and requirements that apply in the case of dissents by nominees who hold shares for others, and by beneficial owners whose shares are held in the names of other persons.

MARKET AND DIVIDEND INFORMATION

Randolph’s Common Stock

Randolph common stock is not traded on an established public trading market, and there is no market maker for the stock. Trades of Randolph’s common stock occur through private negotiations between buyers and sellers. Accordingly, management of Randolph does not have information with respect to the price at which the common stock has traded in all cases. The following table lists high and low trading prices of Randolph common stock in transactions known to Randolph’s management or as reported to Nasdaq in certain cases, and the amount of cash dividends declared on Randolph common stock, during each calendar quarter since January 1, 2005.

Year	Quarterly period	Price		Cash dividend declared
		High	Low
2005	First quarter	$30.00	$30.00
	Second quarter	30.00	26.00
	Third quarter	30.00	25.00
	Fourth quarter	30.00	25.00	$0.25
2006	First quarter	28.00	28.00
	Second quarter	28.00	23.90
	Third quarter	28.00	21.76
	Fourth quarter	32.00	28.00	0.25
2007	First quarter	34.00	27.10
	Second quarter	35.00	30.00
	Third quarter (through August 17, 2007)	31.50	30.00

On April 12, 2007 (the day before the merger was publicly announced), the most recent price known to Randolph’s management at which Randolph’s common stock was sold in a private transaction was $30.00. On August 17, 2007, the most recent price known to Randolph’s management at which Randolph common stock was sold in a private transaction was $30.00.

On August 17, 2007, there were approximately 1,362 holders of record of Randolph common stock.

BankCorp’s Common Stock

Market Prices.    BankCorp first issued common stock during August 2006, in exchange for the outstanding shares of BOC’s common stock and in connection with the reorganization in which BankCorp became BOC’s parent holding company. BankCorp common stock currently is traded on The Nasdaq Capital Market under the trading symbol “BCAR.” Prior to BankCorp’s organization, BOC’s common stock also was traded on The Nasdaq Capital Market.

The following table lists high and low reported prices for, and the amount of cash dividend declared on, BankCorp common stock for each calendar quarter since October 1, 2006, and, prior to that, the high and low published prices for, and the amount of cash dividend declared on, BOC’s common stock for each calendar quarter since January 1, 2005.

Year	Quarterly period	Price		Cash dividend declared
		High	Low
2005	First quarter	$12.875	$11.600	$0.05
	Second quarter	14.583	12.375	0.05
	Third quarter	15.783	12.625	0.05
	Fourth quarter	17.570	14.583	0.05
2006	First quarter	16.680	15.390	0.05
	Second quarter	17.050	13.680	0.05
	Third quarter	17.820	15.410	0.05
	Fourth quarter	18.980	14.010	0.05
2007	First quarter	15.720	13.410	0.05
	Second quarter	13.950	11.250	0.05
	Third quarter (through August 17, 2007)	12.100	10.350	0.05

On April 12, 2007 (the day before the merger was publicly announced), the reported closing price of BankCorp common stock on The Nasdaq Capital Market was $13.84. On August 17, 2007, the reported closing price of BankCorp common stock was $11.00.

On August 17, 2007, there were approximately 1,131 holders of record of BankCorp common stock.

Dividends.    BankCorp is a holding company and its sole source of funds for paying dividends to its shareholders is dividends it receives from BOC. Following the merger, the ability of BOC as the surviving bank to pay dividends to BankCorp will depend on its earnings and financial condition, capital requirements, general economic conditions, compliance with requirements of its regulators, and other factors. There is no assurance that, in the future, BOC will have funds available to continue to pay cash dividends to BankCorp or, even if funds are available, that it will pay dividends in any particular amounts or at any particular times.

BankCorp’s ability to pay dividends to its shareholders also will be subject to its Board of Directors’ evaluation of separate factors relating to BankCorp, including BankCorp’s earnings and financial condition, capital requirements, debt service requirements, and regulatory restrictions applicable to bank holding companies. In the future, BankCorp may borrow funds, issue debt instruments, or engage in other types of financing activities, in order to increase its capital and/or to provide funds that it can use to increase BOC’s capital. Covenants contained in a loan or financing agreement or other debt instruments could restrict or condition BankCorp’s payment of cash dividends based on various financial considerations or factors. (See “Supervision and Regulation—Payment of Dividends” on page     , “Capital Stock of BankCorp—Description of Capital Stock” on page     and “—Differences in Capital Stock of BankCorp and Randolph” on page     .)

CAPITALIZATION

The following table sets forth:

•	BankCorp’s unaudited historical consolidated capitalization on June 30, 2007;

•	Randolph’s unaudited historical consolidated capitalization on June 30, 2007; and

•	BankCorp’s unaudited pro forma consolidated capitalization as of June 30, 2007, assuming the merger had been completed on that date (with no shareholder of Randolph exercising dissenters’ rights).

This unaudited financial information is based on and should be read in conjunction with BankCorp’s and Randolph’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with the related financial statement footnotes, and the unaudited pro forma condensed combined consolidated financial statements, and related notes and assumptions, included in this Joint Proxy Statement/Prospectus under the captions “Consolidated Financial Statements of Bank of the Carolinas Corporation” on page     , “Consolidated Financial Statements of Randolph Bank & Trust Company” on page     , and “Pro Forma Condensed Combined Consolidated Financial Statements” on page     .

	At June 30, 2007 (Unaudited)
	BankCorp (actual)	Randolph (actual)	Pro forma combined(5)
	(In thousands)
Current maturities of long term debt(1)	$6,000	$1,500	$7,500
Long term debt(2)	17,000	16,169	33,169
Shareholders’ equity:
Preferred stock(3)	—	12	—
Common stock(4)	19,265	4,940	31,886
Additional paid-in capital(4)	11,505	15,561	32,582
Retained earnings	8,281	1,905	8,281
Accumulated other comprehensive loss	(358)	(473)	(358)

Total shareholders’ equity	38,693	21,945	72,391

Total shareholders’ equity and long term debt	$61,693	$39,614	$113,060

(1)	Consists of debt instruments that will mature within one year following June 30, 2007.
(2)	Consists of debt instruments that will mature one year or more following June 30, 2007.
(3)	BankCorp’s Articles of Incorporation provide for the issuance of only common stock. Randolph’s Articles of Incorporation provide for the issuance of up to 1,000,000 shares of $5.00 par value preferred stock and authorize Randolph’s Board of Directors to issue shares of the preferred stock from time to time, in one or more series, and to fix and determine the relative rights, limitations and preferences of each series of shares at the time of issuance, without the approval of Randolph’s shareholders, but subject to the approval of the North Carolina Commissioner of Banks. Under that authority, Randolph has issued 2,300 shares of its Series A preferred stock. In connection with the merger, holders of Randolph’s Series A preferred stock will receive cash in exchange for their shares, and those shares will be cancelled. BankCorp will have no outstanding preferred stock after the merger is completed. (See “Capital Stock of BankCorp—Description of Capital Stock” on page .)
(4)	Pro forma combined common stock and additional paid-in capital amounts assume the issuance of 2,524,173 shares of BankCorp common stock in the merger. That number of shares is based on the exchange of BankCorp common stock for 945,383 of the 988,025 outstanding shares of Randolph common stock at an exchange ratio of 2.67 shares of BankCorp common stock for each share of Randolph common stock. The remaining 42,642 shares of Randolph common stock are held by BankCorp and will be cancelled in the merger and not be included in the shares exchanged. The exercise of outstanding Randolph stock options prior to completion of the merger will increase the number of outstanding shares of Randolph common stock and the number of shares to be issued by BankCorp in the merger. On June 30, 2007, there were 26,571 outstanding options to purchase shares of Randolph common stock. Each Randolph common stock option that has not been exercised by the merger date will be cancelled in exchange for payment by Randolph in cash. If the exchange ratio is increased or decreased, the number of shares to be issued by BankCorp likewise will increase or decrease. (See “The Merger—Conversion of Randolph Capital Stock” on page and “—Adjustment of Exchange Ratio Based on Change in Average Closing Price” on page .)
(5)	Pro forma combined amounts have been calculated assuming that the merger became effective on June 30, 2007.

INFORMATION ABOUT BANKCORP

Business

General.    BankCorp is a North Carolina-chartered bank holding company that was incorporated on May 30, 2006, for the sole purpose of serving as BOC’s parent bank holding company. BOC is an insured, North Carolina-chartered bank that began operations on December 7, 1998, under the name “Bank of Davie.” On August 18, 2006, BankCorp and BOC completed a corporate reorganization and share exchange in which BOC became BankCorp’s wholly-owned bank subsidiary. Upon completion of the reorganization, each outstanding share of BOC’s $5.00 par value common stock was converted into and exchanged for one newly issued share of BankCorp’s $5.00 par value common stock.

BOC’s directors and executive officers also serve as BankCorp’s directors and officers, and, when the reorganization was completed, BOC’s shareholders became BankCorp’s shareholders owning the same percentages of BankCorp’s common stock as they previously owned of BOC’s stock. The reorganization had no impact on BOC’s banking operations. BankCorp’s consolidated capitalization, assets, liabilities, income and expenses immediately following the reorganization were substantially the same as those of BOC immediately prior to the reorganization.

BankCorp currently has no separate operations and conducts no business on its own other than owning all of BOC’s outstanding common stock and supporting its business. Through BOC, BankCorp engages in a general, community-oriented commercial and consumer banking business. BOC’s deposits are insured by the FDIC to the maximum amount permitted by law. BankCorp’s headquarters are located in BOC’s main offices located at 135 Boxwood Village Drive, Mocksville, NC 27028, and their telephone number at that address is (336) 751-5755.

Banking Offices.    BOC currently has ten full-service banking offices. Its main office at 135 Boxwood Village Drive in Mocksville, and its Advance office, are located in Davie County. Its other offices are located in Asheboro (Randolph County), Cleveland and Landis (Rowan County), Concord and Harrisburg (Cabarrus County), Lexington (Davidson County), King (Stokes County), and Winston-Salem (Forsyth County).

Banking Market.    BOC’s current banking market is located in the central Piedmont region of North Carolina and generally consists of Davie, Davidson, Cabarrus, Forsyth, Randolph, Rowan and Stokes Counties, which are the seven counties where its banking offices are located. The banking market lies in the “Piedmont Crescent” between the Greater Charlotte Metropolitan area on the south and the Piedmont Triad Cities of Winston-Salem, Greensboro and High Point on the north, and between Interstate Highway 77 on the west, and Interstate Highway 73 on the east. The following table contains information about the population, growth rate, and median family incomes in each of those seven counties.

County	2006 estimated population(1)	2000 to 2006 estimated population increase(1)(2)	2004 estimated median family income(1)(2)
Cabarrus County	156,395	19.4%	$48,446
Davidson County	156,236	6.1	39,766
Davie County	40,035	14.9	44,581
Forsyth County	332,355	8.6	42,491
Randolph County	140,410	7.6	38,777
Rowan County	136,254	4.5	38,598
Stokes County	46,168	3.3	40,946

(1)	Based on U.S. Census Bureau statistics. The percentage of population increase is for the period from April 1, 2000, to July 1, 2006.
(2)	The estimated state-wide population increase in North Carolina was 10.1%. The 2004 estimated median family income in North Carolina was $40,863.

Services.    BOC’s operations are primarily retail oriented and directed toward individuals and small- and medium-sized businesses located in its banking market. The majority of BOC’s deposits and loans are derived from customers in its banking market, but it also makes loans and has deposit relationships with individual and business customers in areas surrounding its immediate banking market. It also solicits certificates of deposit on the Internet through Express Data Corporation’s Quick-Rate CD clearing house, and it accepts brokered deposits. BOC offers a variety of commercial and consumer banking services, but its principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. Its primary source of revenue is the interest income it derives from its lending and investment activities. However, BOC also generates income from other fee-based products and services that it provides.

Lending Activities.    BOC makes a variety of types of consumer and commercial loans to individuals and small- and medium-sized businesses for various personal, business and agricultural purposes, including term and installment loans, equity lines of credit, and overdraft checking credit. For financial reporting purposes, BOC’s loan portfolio generally is divided into real estate loans (including home equity lines of credit), commercial loans, and consumer loans. It makes credit card services available to customers through a correspondent bank.

REAL ESTATE SECURED LOANS.    BOC’s real estate loan classification includes loans secured by real estate which are made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial and consumer purposes (whether or not those purposes are related to its real estate collateral). On June 30, 2007, loans amounting to approximately 69.9% of BOC’s loan portfolio were classified as real estate loans. Of those loans, loans totaling approximately 27.4% of BOC’s loan portfolio were classified as commercial real estate loans, 19.9% were classified as construction loans, 16.8% were mortgage loans secured by one-to-four family residences, and 5.9% were the outstanding balances on home equity lines of credit.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In the case of commercial real estate loans, loan repayment may be dependent on the successful operation of income producing properties, a business, or a real estate project and, thus, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks due to the fact that loan funds are advanced upon the security of houses or other improvements that are under construction and that are of uncertain value prior to the completion of construction. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To minimize these risks, BOC limits loan amounts to 80% of the projected appraised value of the collateral upon completion of construction.

Many of BOC’s real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. That generally is reflective of efforts to minimize credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. All BOC’s real estate loans are secured by first or junior liens on real property, the majority of which is located in or near its banking market. However, BOC has made loans, and has purchased participations in some loans from other entities, which are secured by real property located outside its banking market.

BOC’s real estate loans may be made at fixed or variable interest rates and, generally, with the exception of long-term residential mortgage loans discussed below, have maturities that do not exceed five years. However, BOC also makes real estate loans that have maturities of more than five years, or which are based on amortization schedules of as much as 30 years, but that generally will include contractual provisions which allow BOC to call the loan in full, or provide for a “balloon” payment in full, at the end of no more than seven years.

In addition to residential real estate loans made for a variety of purposes, BOC offers long-term, residential mortgage loans that are funded by and closed in the name of third-party lenders. This arrangement permits BOC to offer this product in its banking market and enhance fee-based income, but, by closing the loans in the names of the ultimate owners of those loans, BOC avoids the credit and interest rate risk associated with long-term loans. However, on a limited basis, BOC also makes residential mortgage loans that are retained in its own loan portfolio. Those loans typically are secured by first liens on the related residential property, are made at fixed and variable interest rates, and have maturities that do not exceed 15 years, although BOC has a small number of residential mortgage loans in its portfolio with 30-year maturities.

BOC’s home equity lines of credit include lines of credit that generally are used by borrowers for consumer purposes and are secured by first or junior liens on residential real property. BOC’s commitment on each line is for a term of 15 years, and interest is charged at a variable rate. The terms of these lines of credit provide that borrowers either may pay accrued interest only, with the outstanding principal balances becoming due in full at the maturity of the lines, or they will make payments of principal and interest based on a 15-year amortization schedule. On June 30, 2007, outstanding balances under home equity lines of credit amounted to approximately 5.9% of BOC’s loan portfolio.

COMMERCIAL LOANS.    BOC’s commercial loan classification includes loans to individuals and small- and medium-sized businesses for working capital, equipment purchases, and various other business and agricultural purposes, but that classification excludes any such loan that is secured by real estate. These loans generally are secured by inventory, equipment or similar assets, but they also may be made on an unsecured basis. On June 30, 2007, BOC’s commercial loans made up approximately 27.7% of its loan portfolio. In addition to loans which are classified as commercial loans, as described above, many of BOC’s loans included in the real estate loan classification were made for commercial purposes but are classified as real estate loans because they are secured by first or junior liens on real estate. Commercial loans may be made at variable or fixed rates of interest. However, it is BOC’s policy that loans which have maturity or amortization schedules of longer than five years normally would be made at interest rates that vary with the prime lending rate or would include contractual provisions which allow BOC to call the loans in full, or provide for a “balloon” payment in full, at the end of no more than seven years.

Commercial loans typically are made on the basis of the borrower’s ability to make repayment from business cash flow, and those loans typically are secured by business assets, such as accounts receivable, equipment and inventory. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

CONSUMER LOANS.    BOC’s consumer loans consist primarily of loans for various consumer purposes, as well as the outstanding balances on non-real estate secured consumer revolving credit accounts. These loans made up approximately 2.3% of BOC’s loan portfolio on June 30, 2007. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. Additionally, BOC’s real estate loans include loans secured by first or junior liens on real estate which were made for consumer purposes unrelated to the real estate collateral. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules which generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 30 years but under terms which allow BOC to call the loans in full, or provide for “balloon” payments, at the end of no more than seven years.

Consumer loans generally are secured by personal property and other personal assets of borrowers which often depreciate rapidly or are vulnerable to damage or loss. In cases where damage or depreciation reduces the value of collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency often does not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of loan collection efforts are highly dependent on the continuing financial stability of the borrowers, so the collection of consumer loans may be more likely to be adversely affected by a borrower’s job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

LOAN ADMINISTRATION AND UNDERWRITING.    Like most community banks, BOC makes loans based, to a great extent, on its assessment of borrowers’ income, cash flow, character and abilities to repay. The principal risk associated with each of the categories of BOC’s loans is the creditworthiness of its borrowers, and its loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, where greater emphasis is placed on collateral values. To manage this risk, BOC has adopted written loan policies and procedures, and its loan portfolio is administered under a defined process. That process includes guidelines for loan underwriting standards and risk assessment, procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test compliance with credit policies and procedures.

The underwriting standards that BOC employs for loans include an evaluation of various factors, including a loan applicant’s income, cash flow, payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. Though creditworthiness of the applicant is a primary consideration in the loan approval process, BOC takes collateral (particularly real estate) whenever possible and without regard to loan purpose. In the case of secured loans, the underwriting process also includes an analysis of the value of the proposed collateral in relation to the proposed loan amount. BOC considers the value of collateral, the degree to which that value is ascertainable with any certainty, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Lending personnel have levels of lending authority based on BOC’s aggregate credit exposures to borrowers and the secured or unsecured status of a loan proposed to be made. A loan that is within a lending officer’s assigned authority may be approved by that officer. Above that amount, unsecured loans involving aggregate exposures of up to $500,000, and secured loans involving aggregate exposures of up to $3,000,000, must be approved before funding by BOC’s internal loan committee which consists of the Chief Credit Officer, Chief Financial Officer and Chief Operating Officer. Loans above those amounts and involving aggregate secured or unsecured exposures up to BOC’s legal lending limit (which was approximately $6.1 million at June 30, 2007) must be approved before funding by the Loan Committee of BOC’s Board of Directors.

At the time a loan is proposed, the account officer assigns a grade to the loan based on various underwriting and other criteria. The grades assigned to loans indicate the level of ongoing review and attention that will be given to those loans to protect BOC’s position and reduce loss exposure.

After funding, all loans are reviewed by Loan Administration personnel for adequacy of documentation and compliance with regulatory requirements, and most loans (including the largest) are reviewed for compliance with underwriting criteria and to reassess the grades assigned to them by the account officers. Larger aggregate credit exposures and other selected loans are reviewed periodically by an outside consultant that provides BOC’s internal audit function.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. Loans generally are placed in a non-accrual status if they become 90 days past due (unless, based on relevant circumstances, BOC believes the loan ultimately will be repaid) or whenever BOC believes that collection has become doubtful. Loans are charged off when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

ALLOWANCE FOR LOAN LOSSES.    BOC’s Board of Directors’ Loan Committee reviews all substandard loans at least monthly, and management meets regularly to review asset quality trends and to discuss loan policy issues. Based on these reviews and current judgments about the credit quality of BOC’s loan portfolio and other relevant internal and external factors, BankCorp has established an allowance for loan losses. The appropriateness of the allowance is assessed by management and reviewed by the Loan Committee each quarter, and BankCorp makes provisions to the allowance based on those assessments which are charged against earnings. On June 30, 2007, the allowance totaled approximately $3.4 million and amounted to approximately 0.96% of our total loans and approximately 101.3% of our nonperforming loans.

On June 30, 2007, our nonperforming loans amounted to approximately $3.4 million, including $1.5 million in nonaccruing loans and $1.9 million in loans 90 days or more past due but still accruing interest. Our total nonperforming assets amounted to approximately $4.4 million and consisted of our nonperforming loans, as well as other real estate owned which had a net carrying value of approximately $1.0 million. Our other real estate consisted of three properties for which our current appraisals exceed the net values at which we are carrying the properties on our books.

Deposit Activities.    BOC’s deposit products include business and individual checking accounts, savings accounts, NOW accounts, certificates of deposit and money market checking accounts. BOC monitors its competition in order to keep the rates paid on deposits at a competitive level. Like many community banks, loan demand has exceeded the rate at which BOC has been able to build core deposits, and BOC has relied heavily on certificates of deposit (including brokered deposits and deposits solicited on the Internet) as a source of funds. On June 30, 2007, non-interest bearing accounts equaled approximately 7.9% of total deposits, and certificates of deposit of $100,000 or more amounted to approximately $142.7 million, or approximately 36.8% of total deposits. The majority of BOC’s deposits are derived from within its banking market. However, it also accepts brokered deposits, and it solicits certificates of deposit on the Internet through Express Data Corporation’s Quick-Rate CD clearing house. On June 30, 2007, BOC had $68.0 million in brokered certificates of deposits, and $1.4 million in institutional certificates of deposits, amounting to approximately 17.6% and 0.3%, respectively, of total deposits.

Investment Activities.    On June 30, 2007, BankCorp’s investment portfolio totaled approximately $64.6 million and consisted of U.S. government and agency securities, state and municipal obligations, mortgage-backed securities issued by FNMA, GNMA and FHLMC, corporate obligations and equity securities. All of BankCorp’s securities were classified as “available for sale,” and BankCorp analyzes their performance monthly and carries them on its books at their fair market values.

Competition.    Commercial banking in North Carolina is highly competitive, due in large part to the state’s early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. North Carolina is home to three of the largest commercial banks in the United States, each of which has branches located in BOC’s seven-county banking market, and BOC competes with a total of 26 commercial banks and 3 savings institutions with offices in its banking market.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions in general. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of BOC’s competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than BOC does. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than BOC can. In terms of assets, BOC is one of the smaller commercial banks in North Carolina, and there is no assurance that it will be or continue to be an effective competitor in its banking market. However, management of BOC believes that community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger. Additionally, management believes that the continued growth of BOC’s banking market affords an opportunity to capture new deposits from new residents.

Substantially all of BOC’s customers are individuals and small- and medium-sized businesses. BOC tries to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions locally. It also depends on its reputation as a community bank in its banking market, its involvement in the communities it serves, the experience of its senior management team, and the quality of its associates. Management believes that BOC’s focus allows it to be more responsive to its customers’ needs and more flexible in approving loans based on its personal knowledge of its customers.

Employees.    On August 17, 2007, BOC employed 96 full-time employees (including its executive officers) and seven part-time employees. BOC is not a party to any collective bargaining agreement with its employees, and it considers its relations with its employees to be good. BankCorp has no separate employees of its own.

Legal Proceedings.    From time to time BankCorp and BOC may become involved in legal proceedings occurring in the ordinary course of their businesses. However, subject to the uncertainties inherent in any litigation, there currently are no pending or threatened proceedings that management of BankCorp believes are likely to result in a material adverse change in BankCorp’s consolidated financial condition or operations.

Properties.    BOC owns the facilities housing six of its banking offices, and it leases the facilities housing its remaining four offices. In addition, BOC owns an operations center which houses its deposit operations, information technology and loan administration departments. Each of BOC’s banking offices is in good condition and fully equipped for their purposes. On June 30, 2007, BankCorp’s consolidated financial statements reflected investment in premises and equipment (cost less accumulated depreciation) of approximately $12.3 million. BankCorp owns no real property itself.

Consolidated Financial Statements

BankCorp’s audited consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004, and its unaudited consolidated interim statements of condition, statements of income, and statements of cash flows, as of and for the six-month periods ended June 30, 2007 and 2006, are included in this Joint Proxy Statement/Prospectus under the caption “Consolidated Financial Statements of Bank of the Carolinas Corporation” on page F-1.

Beneficial Ownership of Common Stock

Principal Shareholders.    The following table describes the beneficial ownership of BankCorp’s common stock on August 17, 2007, by the only persons known by BankCorp’s management to own, beneficially or of record, 5% or more of BankCorp’s outstanding common stock.

			Percent of class(3)
Name and address of beneficial owner	Amount and nature of beneficial ownership		Current	Adjusted for effect of the merger
Wellington Management Company, LLP 75 State Street Boston, MA 02109	225,240	(1)	5.85%	3.53%

Salem Investment Counselors, Inc. Post Office Box 25427 Winston-Salem, NC 27114-5427	246,871	(2)	6.41%	3.87%

(1)	The beneficial owner’s Schedule 13G filed with the Securities and Exchange Commission indicates that, in its capacity as an investment adviser, it has shared voting power and shared investment power with respect to all of the listed shares, which are held of record by its clients.
(2)	The beneficial owner’s Schedule 13G filed with the Securities and Exchange Commission indicates that it has sole voting and dispositive power over all listed shares.
(3)	Percentages are calculated based on 3,852,992 total outstanding shares before the merger, and 6,377,164 total outstanding shares as adjusted for the merger (based on an exchange ratio of 2.67 shares of BankCorp common stock for each outstanding share of Randolph common stock, other than shares owned by BankCorp, which will be cancelled in the merger).

Directors and Executive Officers.    The following table describes the beneficial ownership of BankCorp’s common stock on August 17, 2007, by BankCorp’s current directors and certain of its executive officers, individually, and by all BankCorp’s directors and executive officers as a group.

		Percent of class(2)
Name of beneficial owner	Amount and nature of beneficial ownership(1)	Before the merger	Adjusted for effect of the merger
Jerry W. Anderson	38,849	1.00%	0.61%
Alan M. Bailey	57,162	1.48%	0.89%
William A. Burnette	83,120	2.15%	1.30%
John A. Drye	42,776	1.11%	0.67%
Thomas G. Fleming	51,530	1.33%	0.81%
John W. Googe	31,000	0.80%	0.49%
Harry E. Hill	50,226	1.30%	0.79%
George E. Jordan	6,652	0.17%	0.10%
Henry H. Land	32,419	0.84%	0.51%
Michael D. Larrowe	38,100	0.98%	0.60%
Steven G. Laymon	54,620	1.41%	0.85%
Robert E. Marziano	104,468	2.68%	1.63%
Grady L. McClamrock, Jr.	31,970	0.83%	0.50%
Eric E. Rhodes	701	0.02%	0.01%
Lynne Scott Safrit	29,213	0.76%	0.46%
Francis W. Slate	32,250	0.84%	0.51%
Stephen R. Talbert	59,501	1.54%	0.93%
All current directors and executive officers as a group (18 people)	759,417	18.65%	11.51%

(1)

Except as otherwise noted, and to the best of BankCorp’s knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. Individuals named and included in the group have shared voting and investment power with respect to certain of the listed shares as follows: Mr. Anderson—12,066 shares; Mr. Drye—1,200 shares; Mr. Fleming—11,584 shares; Mr. Hill—10,088 shares;

Mr. Jordan—1,200 shares; Mr. Laymon—1,000 shares; Mr. Larrowe—6,220 shares; Mr. Marziano—4,445 shares; Mr. McClamrock—3,286 shares; Ms. Safrit—7,948 shares; Mr. Talbert—20,114 shares; and all persons included in the group—79,151 shares. The listed shares also include the following numbers of shares that could be purchased by individuals named and included in the group pursuant to stock options that could be exercised within 60 days following August 17, 2007, and with respect to which shares they may be deemed to have sole investment power: Mr. Anderson—16,070 shares; Mr. Bailey—16,070 shares; Mr. Burnette—9,724 shares; Mr. Drye—15,330 shares; Mr. Fleming—16,070 shares; Mr. Hill—3,480 shares; Mr. Jordan—3,600; Mr. Land—15,330 shares; Mr. Larrowe—16,070 shares; Mr. Laymon—16,070 shares; Mr. Marziano—40,828 shares; Mr. Rhodes—500 shares; Ms. Safrit—15,329 shares; Mr. Talbert—20,000 shares; and all persons included in the group—218,295 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Marziano—33,984 shares.

(2)	Percentages are calculated based on 3,852,992 total outstanding shares before the merger, and 6,377,164 total outstanding shares as adjusted for the merger (based on an exchange ratio of 2.67 shares of BankCorp common stock for each outstanding share of Randolph common stock, other than shares owned by BankCorp, which will be cancelled in the merger), plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by persons included in the group under stock options that could be exercised within 60 days following August 17, 2007.

Board of Directors

Current Board of Directors.    BankCorp’s Bylaws provide for a Board of Directors made up of not less than five nor more than 18 directors. The Board may set and change the number of directors from time to time within those limits. The number of BankCorp’s directors currently is set at 14, and BankCorp’s current directors are listed in the following table.

Name and age	Positions with BankCorp and BOC	Year first elected(1)	Principal occupation and business experience
Jerry W. Anderson (68)	Director	1998	Partner, Anderson Aggregates, LLC, since 1999; former President, Anderson Chip & Pulpwood, Inc., from 1986 until its merger with Anderson Aggregates in 1999 (land clearing)

Alan M. Bailey (67)	Director	1998	Private investor; former owner and operator, 801 Shell Service (gasoline station)

William A. Burnette (67)	Director	1998	President and owner, Associated Golf Courses, Ltd. and James Way, Ltd. (land development); Managing Partner, The Hillsdale Group LLC (land development); President and owner, Associated Supply International, Ltd. (leaf tobacco merchant)

John A. Drye (43)	Director	2002	Partner, Central Carolina Insurance Agency

Thomas G. Fleming (59)	Director	1998	President and owner, Mocksville Builders Supply, Inc. (building supplies) and Town & Country Hardware (retail hardware store)

John W. Googe (82)	Director	2001	President and Chief Executive Officer, Flex-Pay Business Services, Inc. (payroll services); formerly President and Chief Executive Officer Southeastern Employee Benefit Services, Inc. (pension plan administration) (1999-2003)

Henry H. Land (65)	Director	2002	Retired; formerly Partner, McClary, Stocks, Smith, Land & Campbell, P.A., Certified Public Accountants (1988-2006)

Name and age	Positions with BankCorp and BOC	Year first elected(1)	Principal occupation and business experience

Michael D. Larrowe (52)	Director	1998	Regional Managing Shareholder, Elliott Davis LLC (certified public accountants and business advisors); formerly senior member, Larrowe & Co., PLC (certified public accounting and consulting firm) (1993-2006)

Steven G. Laymon (46)	Director	1998	Optometrist; President and owner, Steven G. Laymon, O.D., P.A. (optometric practice)

Robert E. Marziano (59)	Director; Chairman and Chief Executive Officer	1998	BankCorp’s executive officer

Grady L. McClamrock, Jr. (55)	Director	2001	Attorney; owner, Grady L. McClamrock, Jr., J.D., P.A. (law firm)

Lynne Scott Safrit (48)	Director	2002	President, North American Commercial Operations, Castle & Cooke, Inc. (property management and development)

Francis W. Slate (84)	Director	1998	Mayor, Town of Mocksville; retired General Surgeon, Mocksville Surgical Associates, P.A.

Stephen R. Talbert (61)	Vice Chairman	2002	BankCorp’s executive officer since 2002; previously, Chairman, Chief Executive Officer and President of BOC Financial Corp and its bank subsidiary

(1)	“Year first elected” refers to the year in which each individual first became a director of BOC. Each nominee first became BankCorp’s director at the time we were incorporated during 2006 as BOC’s holding company. Messrs. Drye, Land and Talbert and Ms. Safrit previously served as directors of BOC Financial Corp and were appointed as directors of BOC following BankCorp’s merger with that company on December 31, 2001.

Appointment of Randolph’s Directors as Directors of BankCorp and BOC.    The Agreement provides that, following the merger, four Randolph directors, to be selected by BankCorp, who remain directors just before completion of the merger will be appointed to serve as directors of BankCorp and BOC following the merger. In that regard, BankCorp’s Board tentatively has selected D. Harold Briles, Christy B. McKenzie, Phillip O. Ridge and Doris H. Smith to serve as directors of BankCorp and BOC. Final decisions or action on those appointments will not occur until after the merger is completed. All other directors of Randolph who remain directors just before completion of the merger will be appointed to a Randolph County advisory board of BOC. (See “The Merger—Special Interests of Randolph’s Directors and Executive Officers” on page      and “Information About Randolph—Election of Board of Directors” on page     .)

Director Independence

BankCorp’s Board of Directors periodically reviews transactions, relationships and other arrangements involving directors and determines which of the directors the Board considers to be “independent.” In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. The following table lists persons who serve as directors of BankCorp who the Board believes are “independent” directors under Nasdaq’s criteria.

Jerry W. Anderson	John W. Googe	Steven G. Laymon
Alan M. Bailey	Henry H. Land	Grady L. McClamrock, Jr.
John A. Drye	Michael D. Larrowe	Lynne Scott Safrit
Thomas G. Fleming		Francis W. Slate

In addition to the specific Nasdaq criteria, in determining the independence of each director the Board considers whether it believes any other transactions, relationships, arrangements or factors (including the directors’ borrowing relationships with BOC) could impair their ability to exercise independent judgment. In its determination that the above directors are independent, those other factors considered by the Board included the transactions and relationships with Mr. Fleming’s and Mr. Larrowe’s companies described under the caption “Compensation Committee Interlocks and Insider Participation” below, as well as services provided to BOC by Mr. Googe’s firm in connection with payroll administration (for which BOC paid $2,109 during 2006), and legal services that Mr. McClamrock provides from time to time in connection with matters involving such things as loan closings or collections (for which BOC paid $1,989 during 2006). In the case of Mr. Larrowe and Mr. McClamrock, the Board concluded that each of them is independent under Nasdaq’s criteria, but that they may not serve on BankCorp’s and BOC’s joint Audit Committee.

Committees of BankCorp’s Board

BankCorp’s and BOC’s Boards of Directors have two joint, independent committees that assist the Boards in oversight and governance matters. They are the Audit Committee and the Corporate Governance Committee (that serves as both a nominations committee and a compensation committee). Each Committee operates under a written charter approved by the Boards that sets out their composition, authority, duties and responsibilities. The Boards believe that each member of those committees is an “independent director” as that term is defined by Nasdaq’s listing standards. A current copy of each of those Committees’ charters is posted on BOC’s Internet website at www.bankofthecarolinas.com. The Boards also have a joint Executive Committee (of which a majority of the members are independent directors) that is authorized to exercise all the powers of the Boards in the management of BankCorp’s and BOC’s affairs when the Boards are not in session. The current members of each committee are listed in the following table.

Audit Committee	Corporate Governance Committee	Executive Committee
Henry H. Land - Chairman(1)	John A. Drye - Chairman	Robert E. Marziano - Chairman
Alan M. Bailey	Alan M. Bailey	William A. Burnette	Steven G. Laymon
Steven G. Laymon	Thomas G. Fleming	Thomas G. Fleming	Grady L. McClamrock, Jr.
Lynne Scott Safrit	John W. Googe	John W. Googe	Francis W. Slate
Francis W. Slate	Michael D. Larrowe	Michael D. Larrowe	Stephen R. Talbert
Steven G. Laymon

(1)	Mr. Land is a certified public accountant with approximately 40 years of accounting experience, including approximately 18 years in public accounting. BankCorp’s Board of Directors believes that Mr. Land is an “audit committee financial expert” as that term is defined by rules of the Securities and Exchange Commission.

Compensation Committee Interlocks and Insider Participation

During 2006, BOC engaged in business transactions in the ordinary course of its business with companies associated with two members of BankCorp’s and BOC’s Corporate Governance Committee. Those transactions are described below.

•

In addition to his ownership of businesses that sell building supplies and hardware, Thomas G. Fleming is owner of Town & Country Remodeling. During 2006, BOC paid that company a total of $249,760 for its services in the renovation of an apartment building that had been acquired by BOC in a loan foreclosure.

•

Michael D. Larrowe is an accountant and a partner in Elliott Davis LLC, a public accounting firm which is the successor by merger to Larrowe & Company, PLC, an accounting firm formerly owned by Mr. Larrowe. Mr. Larrowe’s firm has considerable experience and expertise in financial institution accounting and audit processes and procedures, and for a number of years BOC has engaged that firm to provide it with various outsourced internal audit, accounting consultation, and information technology services that BankCorp’s independent accountants are not permitted to provide. Mr. Larrowe’s firm does not provide any outside audit services to BankCorp or BOC. During 2006, BOC paid Mr. Larrowe’s firm $182,383 for its services.

Directors’ Compensation

Directors’ Fees.    BankCorp’s outside directors serve and are compensated as directors of BOC, and they do not receive any additional cash compensation for their services as BankCorp’s directors. The following table describes BOC’s standard schedule of fees (as it was amended during 2006) paid to directors for their service during 2006.

Description	January - June 2006	July - December 2006
Monthly retainer	$450	$450
Additional monthly retainer paid to lead independent director	100	100
Per diem fee for attendance at meetings of BankCorp’s and BOC’s Boards and Board committees held on the same day	100	425

Per diem fee for attendance at committee meetings:
Audit Committee	150	200
Corporate Governance Committee	150	175
Executive, Loan and Risk Oversight Committees	150	150

Additional per diem fee paid to committee chairmen for attendance at committee meetings:
Audit Committee	100	200
Corporate Governance Committee	100	150
Executive, Loan and Risk Oversight Committees	100	100

Mr. Marziano and Mr. Talbert are compensated as executive officers of BOC, and they receive no additional compensation for their service as directors. During 2007, the Corporate Governance Committee and BankCorp’s Board will review the amounts of fees paid to directors and consider whether adjustments will be made.

Stock Options.    BankCorp has a Director Stock Option Plan under which options previously have been granted to certain directors to purchase shares of BankCorp’s common stock and under which no shares remain available for new grants. Also, BankCorp’s directors who previously served as directors of BOC Financial Corporation have stock options that were granted by that company and which BankCorp assumed at the time of its merger with that company in 2001. Each stock option gives the director who holds it the right to buy shares of BankCorp common stock during a stated period of time (ordinarily ten years) at a fixed price per share that is equal to the market value of BankCorp common stock on the date the option was granted. Options granted under the plan continue in effect for their remaining terms following a directors’ retirement or death, or for 90 days following any other terminations of service. Under BOC Financial Corporation’s plan, a director’s options generally remain in effect for the remainder of their ten-year terms following his or her retirement or disability or a change in control, or for twelve months following their death.

During 2006, no new stock options were granted to any directors under the plan, and no directors exercised any previously granted options. Information about stock options held by BankCorp’s outside directors on December 31, 2006, is contained in the footnotes to the Director Compensation Table below.

The following table summarizes the compensation paid or provided to BankCorp’s and BOC’s directors for 2006.

Name(1)	Fees Earned or Paid in Cash	Option Awards(2)	All Other Compensation	Total
Jerry W. Anderson	$9,875	$-0-	$-0-	$9,875
Alan M. Bailey	12,050	-0-	-0-	12,050
William A. Burnette	8,375	-0-	-0-	8,375
John A. Drye	10,900	-0-	-0-	10,900
Thomas G. Fleming	8,650	-0-	-0-	8,650
John W. Googe	11,575	-0-	-0-	11,575
Henry H. Land	10,350	-0-	-0-	10,350
Michael D. Larrowe	9,850	-0-	-0-	9,850
Steven G. Laymon	9,625	-0-	-0-	9,625
Grady L. McClamrock, Jr.	9,825	-0-	-0-	9,825
Lynne Scott Safrit	9,000	-0-	-0-	9,000
Francis W. Slate	12,225	-0-	-0-	12,225

(1)	Robert E. Marziano and Stephen R. Talbert are not listed in the table. They are compensated as officers and employees of BOC and do not receive any separate compensation for their services as directors.
(2)	All outstanding stock options held by BankCorp’s outside directors became fully vested and exercisable in prior years. For that reason, BankCorp did not recognize any compensation expense for those options under SFAS 123R in its financial statements for 2006. On December 31, 2006, BankCorp’s outside directors held stock options covering the following aggregate numbers of shares: Mr. Anderson—16,070 shares; Mr. Bailey—16,070 shares; Mr. Burnette—9,724 shares; Mr. Drye—15,330 shares; Mr. Fleming—16,070 shares; Mr. Land—15,330 shares; Mr. Larrowe—16,070 shares; Mr. Laymon—16,070 shares; and Ms. Safrit—15,329 shares. No options were exercised during 2006.

Executive Officers

BankCorp’s and BOC’s executive officers are listed below.

Robert E. Marziano, age 59, serves as BankCorp’s and BOC’s Chairman and Chief Executive Officer. He joined BOC’s organizing group during 1998 and became its President and Chief Executive Officer at the time it was incorporated and began operations during 1998. Previously, he was one of the organizers of Old North State Bank, King, North Carolina, where he served as President and Chief Executive Officer from 1989 until it was acquired by another financial institution during 1997. Prior to 1989, he was employed for 13 years by First-Citizens Bank & Trust Company as Senior Vice President with responsibilities in the areas of branch management, lending, and bank operations. More recently, from 1997 until 1998, Mr. Marziano served as Senior Vice President of First Bank with supervisory responsibilities over that bank’s branch banking operations in Guilford, Randolph and Davidson Counties.

Stephen R. Talbert, age 61, joined BOC in connection with its acquisition of BOC Financial Corp on December 31, 2001, and he currently serves as BankCorp’s and BOC’s Vice Chairman. He served as BOC’s Chairman and Executive Vice President until 2004. Prior to the 2001 acquisition, he had served as Chairman, President and Chief Executive Officer of BOC Financial Corp since its organization during 1998, and he had served in the same positions with that company’s bank subsidiary or its predecessor since 1971.

George E. (“Ed”) Jordan, age 49, was first employed as BOC’s President and Chief Operating Officer during May 2004. Previously, he had been employed by Wachovia Bank for 24 years where he had supervisory responsibility over city executives for several of that bank’s Triad area offices and, most recently, served as Senior Vice President and Business Banking Sales Director with responsibilities for middle market lending.

Eric E. Rhodes, age 47, serves as BankCorp’s Vice President and Chief Financial Officer. He has served as BOC’s Senior Vice President since January 2005 and was appointed as its Chief Financial Officer in May 2005. Prior to joining BOC, he was employed by Rowan Bank in China Grove, North Carolina from 1990 to 2004 where he last served as Senior Vice President and Chief Financial Officer.

Harry E. Hill, age 61, was elected as BOC’s Executive Vice President during January 2001. He was employed by BOC’s organizing group during 1998 and became BOC’s Senior Vice President when it began operations during 1998, and he currently functions as BOC’s business development officer. Previously, he served as Vice President of Southern National Bank and its successor, Branch Banking & Trust Company, in Welcome, North Carolina, from 1994 to 1998, and as Business Development Officer of Davidson Savings Bank from 1992 to 1994.

Robin H. Smith, age 48, serves as BOC’s Executive Vice President. She was employed by BOC’s organizing group during 1998 and became Vice President of BOC when it began operations during 1998. She was promoted to Senior Vice President during 2001 and to her current position during 2003. Prior to joining BOC, she served as Vice President of Old North State Bank until it was acquired by another financial institution during 1997.

Compensation Discussion and Analysis

In the following discussion, “our,” “we,” “us” and other such terms refer to BankCorp.

Objectives.    Our objective is for our executive compensation programs to provide our executive officers with amounts and types of compensation that are fair and reasonable to them and our shareholders in relation to our size and the complexity of our business, and that will:

•	help us attract and retain qualified executive officers;

•	be competitive with comparable financial services companies;

•	reward performance that contributes to our corporate performance; and

•	reward long-term loyalty.

We attempt to encourage our executive officers to identify with our shareholders, to focus on our performance on both a short-term and long-term basis, and to act objectively when they make business decisions.

Forms of Compensation.    Our executives’ compensation in general is composed of the following five components:

•	base salary;

•	annual incentive awards paid in cash under our Management Incentive Compensation Plan;

•	a Section 401(k) defined contribution plan under which we make matching contributions to participants’ accounts;

•	stock options; and

•	other personal benefits.

We also have agreements with our Chief Executive Officer and President which provide them with job security and protect them in the event of a change in control of our company.

The specific amounts or values of each of those forms of compensation that we paid or provided to our Chief Executive Officer and other named executive officers for 2006 are listed in this Joint Proxy Statement/Prospectus in the Summary Compensation Table on page             .

Administration.    Our executive compensation program is administered by the joint Corporate Governance Committee of our and BOC’s Boards of Directors. The Committee is made up entirely of independent directors. The Committee makes recommendations to the Boards regarding the compensation of our executive officers, and the Boards make all final decisions on compensation matters. The Committee also makes recommendations regarding employment and compensation policies, annual goals under our Management Incentive Compensation Plan, and our other benefit plans, and it administers our stock option plans.

In connection with its recommendations each year, the Committee reviews the total compensation of each of our executive officers. As part of its review process, the Committee considers our corporate performance and its perception of the individual performance of our executive officers, and it receives comments and recommendations from our Chief Executive Officer as to our other officers’ performance and his expectations of them for the coming year. In an effort to determine the reasonableness of our executives’ compensation, the Committee also has begun to use an outside consultant. During 2006, the Committee retained Matthews, Young & Associates to evaluate the compensation of our Chief Executive Officer and other executive officers and to help the Committee assess our compensation levels and arrangements as compared to those of similarly sized financial institutions, both locally and nationally. Based on those considerations and the other factors described in this discussion, the Committee attempts to determine what is fair and reasonable compensation for each executive officer. However, the process of making salary changes and approving other forms of compensation is largely subjective. Our Committee attempts to monitor the effect that our programs have on our officers and employees, and we try to construct and tailor our compensation and incentives so that they have the desired effect. However, other than in connection with our annual Management Incentive Compensation Plan described below, there are no specific measures or criteria by which the base salaries or other compensation of our executive officers are directly tied to individual performance or our financial and operating performance. The Committee is encouraged to use its own experience and common sense in making its recommendations as to the amounts and form of compensation we pay our executive officers.

Components of 2006 Executive Compensation.

BASE SALARY.    For 2006, the Corporate Governance Committee’s recommendations to our Boards regarding salary increases for our named executive officers were based on its review and consideration of:

•	the scope of each officer’s responsibilities and the Committee’s perception of each officer’s performance;

•

in the case of officers other than our Chief Executive Officer, comments and recommendations from our Chief Executive Officer as to those other officers’ performance and his expectations of them for the coming year;

•	information about the salaries and incentives provided to executive officers at other similarly-sized banks and financial institutions;

•	our overall financial and operating performance; and

•	what the Committee believed was fair and reasonable and would retain and motivate our officers.

MANAGEMENT INCENTIVE COMPENSATION PLAN.    During 2006, we established an annual incentive plan under which cash compensation in addition to salary may be paid each year to our executive officers and other employees chosen to participate in the plan. We believe that we and our shareholders will benefit from a higher level of focus by our key officers and employees on our overall corporate results by tying a portion of the cash compensation of plan participants to our financial performance, and to individual performance that contributes to our financial performance.

For 2006, our Board approved specific goals under the plan, based on the recommendation of the Corporate Governance Committee. Awards were to be paid based on:

•	the amount by which our pre-tax profits (before any deduction for the expense of payments under the plan) exceeded a threshold amount; and

•	the extent to which other individual goals (which varied for different participants or groups of participants) were achieved.

Each participant’s maximum award was stated as a percentage of his or her base salary. The maximum percentages of base salary for each of our named executive officers who participated in the plan were: Mr. Marziano—41.98%; Mr. Jordan—32.95%; Mr. Rhodes—22.55%; Mr. Hill—28.34%.

The threshold amount of pre-tax, pre-incentive profits required before any awards could be paid was $3,800,000, and, subject to the extent to which individual goals were met, the maximum incentive awards were to be payable for pre-tax, pre-incentive profits of $6,040,000. Individual goals for Mr. Marziano, Mr. Jordan and Mr. Rhodes related to our levels of loan charge-offs and non-performing loans, our return on average equity (“ROAE”) and our regulatory examinations ratings. Loan charge-offs for the year of more than 0.25% of our average loans, and a ratio of non-performing assets to average assets of more than 1.00%, each would result in a 20% deduction from the indicated amounts of awards payable to them for the year based on pre-tax income alone. The maximum awards would be paid if our ROAE had been at least 9.75%, but no awards would be paid if we received a rating below a stated level in an examination by our banking regulators. As an officer with commercial lending responsibilities, Mr. Hill’s individual goals involved loan and deposit production and loan quality.

We first implemented the plan during 2006, and our goals were not finalized until May. In the future, we will establish annual incentive goals earlier in the year to obtain the maximum incentive effect. The Committee reviews the goals at the end of each year to judge whether they were reasonable and achieved what they were intended to achieve, and it will have discretion to recommend adjustments for factors during the year that it believes were outside of the control of the various participants. The Committee also has discretion to recommend a reduction in a participant’s indicated award amount, or payment of an additional amount, based on individual performance during the year. We have not established a policy regarding adjustments to or recovery of awards for prior years if the performance measures on which they were based are later restated. However, the plan provides that, if a participant is found to have engaged in conduct that is fraudulent, disloyal, criminal or injurious to BOC, any unpaid award will be forfeited, and he or she will be required to repay BOC the amount of any award paid during the twelve months preceding discovery of that conduct.

For 2006, no year-end adjustments were made to our goals. Awards under the plan were paid to each of Mr. Marziano, Mr. Jordan and Mr. Rhodes at a composite level of 62.5% of their maximum awards, after a 20% reduction resulting from one individual goal not being met. Mr. Hill’s award was at his maximum level based on his achievement of all his individual goals. The Committee approved a discretionary increase of $12,790 in the payment to Mr. Marziano based on its assessment of his performance during 2006. The amounts of the cash awards actually paid to our executive officers are listed in this Joint Proxy Statement/Prospectus in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

STOCK OPTIONS.    We have an Employee Stock Option Plan that was approved by shareholders in 1999 and under which options to buy shares of our common stock may be granted from time to time to our executive officers and employees. The stated goals of the plan were:

•	to more closely align the interests of our executive officers and employees with those of our shareholders, and to encourage them to perform with a shareholder’s perspective; and

•	to encourage the long-term service of our senior officers and key employees through option vesting schedules and forfeiture provisions.

Most of the outstanding options under the plan were granted during the years immediately following the organization of BOC in 1998, and currently there are only 955 shares available under the plan for the grant of new options. For that reason, in recent years new option grants have not been an ongoing component of compensation, and option grants have been used primarily to attract and retain new officers. In that regard, during 2004 and 2006, respectively, options were granted to Mr. Jordan, BOC’s President, and Mr. Rhodes, our Chief Financial Officer, after they became our employees.

Stock options give the officers to whom they are granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of our stock on the dates the options are granted. Options usually “vest,” or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule. They generally terminate 90 days following an officer’s disability, retirement or the involuntary termination of his or her employment without cause, or immediately upon a voluntary termination or an involuntary termination with cause. The options remain in effect for their full terms following an officer’s death. Options do not include any performance-based conditions. The terms of each stock option, including the exercise price per share and vesting schedule, are determined by our Corporate Governance Committee at the time each option is granted.

The Committee has used its own judgment in determining the numbers of option shares that it considers reasonable and that will help us achieve the goals of the plan. There are no specific measures or criteria on which the Committee determines the amounts of stock options that are granted to executive officers, and we have not established any specific policies for allocating between cash and non-cash compensation, or between annual and long-term compensation. The Committee considers amounts of options and stock awards at the time of grant in relation to the overall compensation of the officer to whom it is being granted, but, to date, gains realized by officers from prior awards have not affected those decisions.

We believe that, as we continue to grow, equity-based compensation can play a valuable role in helping us attract, retain and motivate officers and employees, and that, going forward, we need to be able to incorporate that type of compensation into our executive compensation program. Because only a small number of shares remain available for the grant of options under our current plan, our Board, based on the recommendation of its Corporate Governance Committee, has approved a new 2007 Omnibus Equity Plan that was voted on and approved by our shareholders at our May 24, 2007 Annual Meeting. (See “—New 2007 Omnibus Equity Plan” on page             .)

In designing the new plan, we have broadened the types of equity-based awards that may be granted to include awards of restricted stock and performance shares, in addition to incentive stock options and nonqualified stock options. As a result of changes in the accounting treatment for stock options under SFAS 123R, other forms of equity-based compensation, including restricted stock awards and performance share awards, have become a more attractive alternative than they once were. Like stock options, the value of stock awards must be recorded as a compensation expense under SFAS 123R. But, in contrast with a stock option, which requires payment by the option holder of an exercise price (equal to the value of the underlying stock on the grant date), the recipient of a stock award usually is not required to make any payment to realize the value of the award. Instead, the recipient of a stock award ordinarily becomes fully vested in and the owner of the shares if he or she remains employed throughout the vesting period, and/or if performance-based conditions of the award are satisfied. As a result, a stock award covering a smaller number of shares (and resulting in less potential dilution to our shareholders) than a larger stock option can yield the same potential value to an award recipient as the larger stock option.

In some ways stock awards also may be more effective than stock options in retaining and incenting officers and employees. If the value of stock covered by a stock option we grant does not increase by any significant amount, or if it declines below the option exercise price, the economic value of the option to the recipient (and, thus, its value in retaining and incenting the option holder) will not increase, or may be lost entirely, yet we still must continue to record compensation expense related to the stock option. A declining stock price also will affect the value of a stock award to the award holder, but stock awards will not become entirely worthless unless we become insolvent. As a result, they can have the same potential for increases in value, and they retain at least a portion of their retention value without regard to declines in stock prices.

We believe that having the ability to grant different types of equity-based awards, with different types of vesting conditions, including performance-based conditions, will give our Corporate Governance Committee flexibility to design awards that are more effective in compensating award recipients and in achieving our goals. That flexibility also can be used to design awards to address specific situations, such as individual employees, or the differences between the functional duties and responsibilities of different officers or employees. Finally, we believe that flexibility will help us achieve a proper balance in awarding equity-based compensation between the interests of our shareholders and those of our officers and employees.

EMPLOYMENT AGREEMENTS.    BOC has entered into employment agreements with three of our executive officers, including Mr. Marziano and Mr. Jordan. While these agreements would obligate BOC to continue to pay those officers’ salaries for up to three years, and to provide them with medical insurance, following an involuntary termination of their employment without cause, or their termination of their own employment under various “termination event” circumstances, we believe that the agreements also benefit us:

•

through the non-competition and confidentiality covenants contained in the agreements, by restricting the officers’ ability to leave BOC’s employment and use BOC’s proprietary information, and their relationships with BOC’s customers, to compete against BOC; and

•

through the change-in-control provisions contained in the agreements, by helping us to retain the officers by providing them with financial protection in the event of an actual or proposed change in control of BOC, and by helping us maintain an operating environment in which there is less risk that the officers’ objectivity will be compromised if they are faced with the prospect of a change in control.

The change in control provisions would require BOC, or its successor, to make a lump-sum payment to the officers based on a multiple of their base salaries if, within three years following a change in control, their employment is terminated without cause, or if certain other “termination events” occur and they voluntarily terminate their own employment. However, we believe the “double trigger” mechanism we included in these arrangements is reasonable since it would permit an acquiring company to avoid being required to make a payment to the officers by continuing to employ them and treating them fairly. We also believe that type of provision would minimize any discount that an acquiring company might factor into the amount it offers to pay our shareholders in a change in control transaction, while still protecting our officers. The change in control provision is described in more detail in this Joint Proxy Statement/Prospectus under the caption “Potential Payments Upon Termination of Employment or a Change of Control” on page     .

PERSONAL BENEFITS.    In addition to the primary forms of compensation described above, our executive officers receive all benefits (including group insurance coverages and matching contributions by BOC under our

Section 401(k) plan) that are available generally to all our employees. We also provide them with limited amounts of other non-cash personal benefits or “perks.” In particular, we furnish vehicles to Mr. Marziano, Mr. Talbert, Mr. Jordan and Mr. Hill which they are permitted to use for personal purposes at our expense. Also, we provide Mr. Marziano with family coverage under our health insurance plan, and he is covered by a “key-man” term life insurance policy under which, in the event of his death, his beneficiary would receive $300,000 of the $1,300,000 total death benefit. The remaining death benefit would be paid to BOC. However, we believe our incremental costs associated to those benefits are relatively small, both in relation to our officers’ total compensation and to benefits provided to executive officers at other companies. As part of its review of our executive officers’ overall compensation each year, the Corporate Governance Committee reviews all benefits being provided, or proposed to be provided, to our executive officers, and it recommends to the Boards of Directors whether those benefits should be approved.

Tax and Accounting Implications.    Internal Revenue Service regulations disallow a tax deduction to public corporations for compensation, other than performance-based compensation, over $1 million paid during any fiscal year to their CEOs and their next four most highly compensated named executive officers. Because the levels of our executive officers’ compensation are below that amount, those regulations will not have an effect on our income tax liability.

Compensation Committee Report

The Corporate Governance Committee has:

•	reviewed and discussed with management the Compensation Discussion and Analysis that is included in this Joint Proxy Statement/Prospectus; and

•

based on review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in BankCorp’s proxy statement dated April 20, 2007 and 2006 Annual Report on Form 10-K.

The Corporate Governance Committee

John A. Drye	Alan M. Bailey	John W. Googe	Michael D. Larrowe
Steven G. Laymon		Thomas G. Fleming

Executive Compensation

Summary.    The following table shows the cash and certain other compensation paid or provided to or deferred by BankCorp’s named executive officers for 2006. Executive officers are compensated by BOC for their services as its officers, and they receive no separate salaries or other cash compensation from BankCorp for their services. With the exception of Mr. Marziano and Mr. Jordan who are employed under employment agreements with BOC as described below, each of the named officers is employed by BOC on an “at will” basis and subject to reelection as an officer each year, and none of them have employment agreements with BankCorp or BOC.

SUMMARY COMPENSATION TABLE

Name and Principal Position(1)	Year	Salary(2)	Bonus(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(6)	Total
Robert E. Marziano Chairman and Chief Executive Officer	2006	$249,992	$12,790	$-0-	$65,594	$-0-	$17,378	$345,754

Stephen R. Talbert Vice Chairman	2006	112,280	-0-	-0-	-0-	-0-	1,800	114,080

George E. Jordan President and Chief Operating Officer	2006	131,030	-0-	3,333	26,994	-0-	14,605	175,962

Eric E. Rhodes Senior Vice President and Chief Financial Officer	2006	103,030	-0-	1,747	14,531	-0-	1,296	120,604

Harry E. Hill Executive Vice President	2006	115,692	-0-	-0-	32,874	-0-	17,614	166,180

(1)	Mr. Marziano and Mr. Talbert are members of BankCorp’s Board of Directors, but they do not receive any additional compensation for their services as directors.
(2)	Includes the amount of salary deferred at each officer’s election under BOC’s Section 401(k) plan.
(3)	Reflects amount of discretionary cash bonus paid separate from awards under BOC’s Management Incentive Compensation Plan.
(4)	Reflects the amount of compensation expense, as calculated under SFAS 123R, that BankCorp recognized in its financial statements for 2006 relating to outstanding stock options held by each officer. A discussion of material assumptions made in the valuation of and expense related to outstanding stock options is contained in Notes 1 and 14 to BankCorp’s consolidated financial statements. In the case of Messrs. Marziano, Talbert and Hill, no expense was recognized during 2006 because all stock options they hold had become fully vested and exercisable in prior years.
(5)	Reflects amount of cash payment to each officer for 2006 under BOC’s Management Incentive Compensation Plan described below under the caption “Plan-Based Awards.”
(6)	The listed amounts include:
•	for each officer, matching contributions made by BOC under its Section 401(k) plan as follows: Mr. Marziano—$7,547; Mr Talbert—$1,800; Mr. Jordan—$3,931; Mr. Rhodes—$1,296; and Mr. Hill—$3,480; and,
•	for Mr. Marziano only, $8,294 in premiums for family medical insurance coverage that is not generally provided to other employees, and $1,537 representing the portion of the total premium paid by BOC on a key-man life insurance policy that is attributable to death benefits payable to Mr. Marziano’s beneficiary.
•	for Mr. Jordan and Mr. Hill (who are the only named officers who received personal benefits that exceeded an aggregate of $10,000), estimates of incremental costs related to personal benefits they received during 2006 as follows:

Description	G. E. Jordan	H.E. Hill
Personal use of BOC-owned vehicle (based on estimate of out-of-pocket costs of ownership and operation of the vehicles attributable to each officer’s personal usage)	$10,004	$9,687
Payment of club dues and assessments (based on actual payments)	670	4,447

BOC also provides its officers with group life, health, medical and other insurance coverages that are generally available on the same basis to all salaried employees. The cost of the insurance is not included in the table.

Employment Agreements.    Mr. Marziano and Mr. Jordan are employed by BOC under separate employment agreements entered into during 2004. The agreements provide for:

•	initial “rolling” terms of employment of three years that, at the end of each year, are extended by one additional year;

•	annual base salaries (which are subject to review and periodic increase by BOC’s Board) of at least $250,000 for Mr. Marziano and $125,000 for Mr. Jordan; and

•	the right to participate in bonus or incentive plans and other benefits made available by BOC to its executive officers.

If not sooner terminated, the agreements will finally expire during 2017 in the case of Mr. Marziano’s agreement, and during 2021 in the case of Mr. Jordan’s agreement. BOC may terminate the agreements at any time for cause. The agreements contain other provisions under which payments and benefits will be provided to the officers, and that limit their ability to compete against BOC, following a termination of their employment under various circumstances, including a termination following a change in control of BOC. Those provisions are described below under the caption “Potential Payments Upon Termination of Employment or a Change of Control” on page     .

Plan-Based Awards.    BankCorp and BOC have two compensation plans under which they grant awards from time to time to their executive officers, including:

•	an Employee Stock Option Plan under which options to buy shares of BankCorp’s common stock are granted; and

•	an annual Management Incentive Compensation Plan under which additional cash compensation may be paid each year based on BankCorp’s corporate performance.

STOCK OPTIONS.    Stock options give the officers to whom they are granted the right to buy shares of BankCorp’s common stock during a stated period of time (ordinarily ten years) at a fixed price per share. Options usually “vest,” or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule. They generally terminate 90 days following an officer’s disability, retirement or the involuntary termination of his or her employment without cause, or immediately upon a voluntary termination or an involuntary termination with cause. The options remain in effect for their full terms following an officer’s death. Options do not include any performance-based conditions. The price per share and vesting schedule of stock options are determined by BankCorp’s Corporate Governance Committee at the time they are granted.

MANAGEMENT INCENTIVE COMPENSATION PLAN.    Under this plan, a portion of the 2006 cash compensation paid to executive officers and other employees chosen to participate in the plan was tied to:

•	the amount by which BankCorp’s pre-tax profits (before any deduction for the expense of payments under the plan) exceeded a threshold amount; and

•	the extent to which other individual goals (which varied for different participants or groups of participants) were achieved.

Each participant’s maximum award was stated as a percentage of his or her base salary. The threshold amount of pre-tax, pre-incentive profits required before any awards could be paid was $3,800,000, and, subject to the extent to which individual goals were met, the maximum incentive awards were to be payable if BankCorp’s pretax, pre-incentive profits reached $6,040,000.

For 2006, the maximum percentages of base salary that could have been paid to executive officers named in the table above who participated in the plan were: Mr. Marziano—41.98%; Mr. Jordan—32.95%; Mr. Rhodes—22.55%; Mr. Hill—28.34%. In the case of Mr. Marziano, Mr. Jordan and Mr. Rhodes, separate individual goals related to BankCorp’s levels of loan charge-offs and non-performing loans, BankCorp’s return on average equity (“ROAE”) and BOC’s regulatory examinations ratings. Loan charge-offs for the year of more than 0.25% of average loans, and a ratio of non-performing assets to average assets of more than 1.00%, each would result in a 20% deduction from the amounts of awards payable to those officers. The maximum awards would be paid if BankCorp’s ROAE had been at least 9.75%, but no awards would be paid if BOC received a rating below a stated level in an examination by its banking regulators. As an officer with commercial lending responsibilities, Mr. Hill’s individual goals involved loan and deposit production and loan quality. For 2006, awards were paid to Mr. Marziano, Mr. Jordan and Mr. Rhodes at a composite level of 62.5% of their maximum awards, after a 20% reduction related to one individual goal. Mr. Hill’s award was at his maximum level based on his achievement of individual goals. The amounts of the cash awards actually paid to named executive officers are listed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page     .

NEW AWARDS DURING 2006.    The following table contains information about awards granted during 2006 to executive officers named in the Summary Compensation Table on page      to whom options were granted or who participated in the Management Incentive Compensation Plan.

GRANTS OF PLAN-BASED AWARDS DURING 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold(1)	Target(1)	Maximum(1)
Robert E. Marziano	—	$-0-	—	$104,950	—	—	—
George E. Jordan	—	-0-	—	43,191	—	—	—
Eric E. Rhodes	—	-0-	—	23,249	—	—	—
	05/05/06	—	—	—	2,500	$16.40	$13,100	(2)
Harry E. Hill	—	-0-	—	32,874	—	—	—

(1)	These columns reflect the minimum ($0) and maximum amounts of awards that could have been paid to each executive officer for 2006 under BOC’s Management Incentive Compensation Plan. No awards would have been paid unless stated minimum performance goals were met, and participants’ awards could not exceed stated maximum percentages of their base salaries.
(2)	Value has been calculated as of the grant date of the option pursuant to SFAS 123R based on the Black-Scholes option pricing model and assuming 26.26% volatility, a 4.69% risk-free rate of return, an expected annual dividend yield of 1.5%, and an expected life of seven years.

OUTSTANDING STOCK OPTIONS.    The following table contains information about all stock options held on December 31, 2006, by executive officers named in the Summary Compensation Table on page     . No options were exercised by any of the officers during 2006.

OUTSTANDING EQUITY AWARDS AT 2006 YEAR END

	Option Awards
Name	Number of Securities Underlying Unexercised Stock Options (Exercisable)(1)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)(1)		Option Exercise Price(1)	Option Expiration Date
Robert E. Marziano	48,328	-0-		$6.37	12/14/08
Steven R. Talbert	20,000	-0-		5.00	12/15/10
George E. Jordan	2,400	3,600	(2)	10.92	06/23/14
Eric E. Rhodes	-0-	2,500	(3)	16.40	05/05/16
Harry E. Hill	17,280	-0-		6.37	12/14/08

(1)	Numbers of shares and exercise prices have been adjusted to reflect stock splits during 2000, 2003 and 2005.
(2)	Exercisable in three equal annual installments beginning on 06/23/07.
(3)	Exercisable in five equal annual installments beginning 05/05/07.

Potential Payments Upon Termination of Employment or a Change in Control.    The terms of the agreements or plans described below provide for executive officers named in the Summary Compensation Table on page          to receive payments and benefits if their employment terminates under various circumstances or upon a change in control of BankCorp or BOC. Those arrangements are described in the following paragraphs, and a summary of the estimated payments and benefits each officer would receive following different triggering events is contained in the table below.

EMPLOYMENT AGREEMENTS.    Under Mr. Marziano’s and Mr. Jordan’s employment agreements, if their employment is terminated by BOC without cause, or if they terminate their own employment for “good reason,” they will continue to receive salary payments from BOC for the unexpired terms of the agreements. “Good reason” will exist if, without their consent:

•	their base salaries are reduced;

•	they are removed from an executive officer position with BOC;

•	they are required to transfer their offices more than 50 miles from their principal work locations on the date of their agreements; or

•	BOC materially breaches any of the terms of the agreements and, after receiving notice, does not correct the breach within 30 days.

The agreements also provide that if, within 36 months following a change in control of BOC, the officers’ employment is terminated by BOC or its successor without cause, or a “termination event” (as defined below) occurs and they voluntarily terminate their own employment within 90 days, then, in lieu of the payments described above, they would receive lump-sum payments equal to 2.99 multiplied by their annual base salary rates in effect at the time the change in control becomes effective. A “termination event” will occur if, following a change in control of BOC:

•	their base salaries are reduced below the annual rates in effect at the time of the change in control;

•

insurance or other benefits, including retirement benefits, they are receiving when the change in control becomes effective are reduced or eliminated without being replaced with substantially similar benefits, unless the reduction or elimination applies proportionately to all salaried employees who participated in those benefits before the change in control;

•	they are transferred to a job location more than 50 miles from their principal work location when the change in control becomes effective,

•	BOC is still a separate entity and they no longer serve in the positions they served in before the change in control; or

•	BOC no longer is a separate entity and they are not executive officers of BOC’s successor or do not report directly to the successor’s chairman, president or chief executive officer.

In the case of any termination described above, if the officers chose to purchase continued “COBRA coverage” under BOC’s health insurance plan, BOC would reimburse them for the cost of that insurance for up to the maximum period during which that coverage is available to them under the law.

Generally, a “change in control” will have occurred if:

•	a person directly or indirectly acquires voting control over more than 50% of BankCorp’s common stock,

•	BOC consolidates or merges with or into another company, or is reorganized in another way, and is not the surviving company in the transaction, or

•	all or substantially all of BOC’s assets are sold or transferred to, or acquired by, any other company.

The employment agreements provide that, for a period of one year following any voluntary or involuntary termination of their employment, Mr. Marziano and Mr. Jordan may not compete with BOC in a county in North Carolina in which BOC maintains a business office on their employment termination date. However, in the case of involuntary terminations of their employment without cause (other than following a change in control), the restriction period will be the unexpired term of the agreements during which BOC is obligated to continue to pay their salaries as described above. The agreements also require that, following any termination of their employment, the officers will keep confidential all data and other information, financial or otherwise, relating to BOC and its business, and that they will not disclose any of that information to any other person, remove it from BOC, or use it for his own purposes or for the benefit of any other person.

KEY-MAN LIFE INSURANCE POLICY.    BOC maintains a key-man term life insurance policy covering Mr. Marziano. The total death benefit under the policy is $1,300,000, of which $1,000,000 would be paid to BOC upon his death. The remaining $300,000 of the death benefit would be paid to Mr. Marziano’s beneficiary.

ACCELERATED VESTING OF STOCK OPTIONS.    In the event of a change in control of BankCorp, if a provision is not made for the assumption of outstanding stock options held under BankCorp’s option plans, or for the exchange of those options for new options covering shares of the successor company, executive officers’ rights under their options will terminate at the time the transaction becomes effective. However, to the extent that any option has not yet become exercisable, it will become exercisable in full immediately before the transaction becomes effective, without regard to any vesting schedule.

SUMMARY OF PAYMENT AND BENEFITS.    The following table lists estimates of aggregate payments and benefits that would be paid or provided to the named executive officers who would benefit from the agreements or arrangements described above if their employment had terminated under various circumstances, or there had been a change in control, on December 31, 2006.

Type of Termination Event and Description of Payment or Benefit	R.E. Marziano	G.E. Jordan(1)	E.E. Rhodes
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION WITH “GOOD REASON,” OTHER THAN AFTER A CHANGE IN CONTROL
Employment Agreements:
Aggregate cash payments(1)	$604,157	$316,593	—
Continued health insurance coverage(2)	12,486	17,634	—
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION FOLLOWING A “TERMINATION EVENT,” AFTER A CHANGE IN CONTROL
Employment Agreements:
Lump sum cash payment	747,500	391,690	—
Continued health insurance coverage(2)	12,486	17,634	—
CHANGE IN CONTROL, WITHOUT REGARD TO TERMINATION OF EMPLOYMENT
Stock Options:
Accelerated vesting of stock options(3)	—	13,331	$11,357
DEATH
Portion of death benefit payable to officer’s beneficiary under key-man insurance policy	300,000	—	—

(1)	Reflects aggregate amounts of monthly payments (at $20,833 per month for Mr. Marziano and at $10,917 per month for Mr. Jordan) that would be made during the approximately 29-month remaining term of each officer’s employment agreement.
(2)	Reflects BankCorp’s estimate of the aggregate cost of continued COBRA coverage under BOC’s health insurance plan, assuming that each officer elected to purchase that coverage and that the coverage remained in effect for 18 months which is the maximum period for which that coverage is available.
(3)	Reflects the amount of additional compensation expense, as calculated under SFAS 123R, that BankCorp would have recognized in its financial statements if the outstanding unvested stock options held by each officer had been accelerated on December 31, 2006.

New 2007 Omnibus Equity Plan

At BankCorp’s annual meeting held on May 24, 2007, BankCorp’s shareholders approved a new 2007 Omnibus Equity Plan which authorizes:

•	grants to BankCorp’s and its subsidiaries’ officers and employees of:

•	incentive stock options that qualify for favored tax treatment under Section 422 of the Internal Revenue Code;

•	non-qualified stock options;

•	restricted stock awards; and

•	performance share awards;

•	grants to BankCorp’s and its subsidiaries’ non-employee directors of:

•	non-qualified stock options; and

•	restricted stock awards.

The new plan authorizes the issuance of an aggregate of 300,000 shares of BankCorp’s common stock in connection with the various types of stock options and awards. That number amounts to approximately 7.8% of BankCorp’s total current outstanding shares, and it includes 955 shares that remained available for stock option grants under BankCorp’s existing Employee Stock Option Plan that are not subject to outstanding awards under the existing plan. No additional stock options will be granted under that existing plan.

The Omnibus Equity Plan was approved by BankCorp’s Board, upon the recommendation of its Compensation Committee, on March 28, 2007. No stock options or awards have been granted under the new plan.

Transactions with Related Persons

BankCorp Policy.    BankCorp’s and BOC’s Boards of Directors have adopted a written policy under which the joint Corporate Governance Committee reviews and approves certain transactions, arrangements or relationships in which BankCorp or BOC are a participant and in which any of BankCorp’s “related persons” has a material interest. BankCorp’s related persons include its directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of its stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers any transactions, arrangement or relationships, or series of transactions, arrangements or relationships that are required to be disclosed in BankCorp’s proxy statements under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments).

The transactions covered by the policy generally include loans, but it does not cover loans made by BOC in the ordinary course of its business that are subject to banking regulations related to “insider loans” and that are required to be approved by a majority of BOC’s Board of Directors. The policy also does not cover BOC’s provision of services as a depositary of funds or similar banking services in the ordinary course of its business, or compensation paid to executive officers that has been reviewed and approved, or recommended to BankCorp’s and BOC’s Boards of Directors for approval, by the Corporate Governance Committee.

In its review of related person transactions, the Policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it has concluded to its satisfaction that the transaction:

•	has been or will be agreed to or engaged in on an arm’s-length basis,

•	is to be made on terms that are fair and reasonable to BankCorp or BOC, and

•	in BankCorp’s or BOC’s best interests.

Related Person Transactions During 2006.    BOC has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of BankCorp’s and BOC’s current directors, executive officers and their associates. All outstanding loans included in those transactions during 2006 were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

From time to time BOC also obtains various business and professional services from certain of BankCorp’s and BOC’s directors or their companies. A description of transactions during 2006 with the companies of two directors, Thomas G. Fleming and Michael D. Larrowe, are described under the caption “Compensation Committee Interlocks and Insider Participation” on page     . The services obtained from Mr. Fleming’s company were approved by the Corporate Governance Committee, with Mr. Fleming abstaining from participation in the discussion. The services obtained from Mr. Larrowe’s firm relate to BankCorp’s accounting and internal audit function. As a result, those services were approved by the Audit Committee during 2006 rather than the Corporate Governance Committee.

Proposal to Authorize Management to Adjourn the BankCorp Special Meeting

Under North Carolina law, a shareholders meeting may be adjourned and reconvened one or more times to a later date for any reason. If the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

If a quorum is not present at the BankCorp Special Meeting, or if there are insufficient shares of BankCorp common stock represented at the Special Meeting, being voted in the affirmative, or being voted at all, to vote on or approve the Agreement and merger, BankCorp’s management may decide to adjourn the meeting until a later date and time to permit it to solicit additional proxy cards. In that event, a proposal would be submitted for voting by the shareholders represented at the Special Meeting to adjourn the meeting and reconvene it at a later date. If you vote to authorize management to adjourn the meeting, you will authorize the Proxies to vote your shares in favor of one or more adjournments of the Special Meeting for up to not more than a total of 120 days for any reason.

BankCorp’s Board of Directors recommends that you vote “FOR” this proposal.

To be approved, the number of votes cast in person and by proxy at the Special Meeting in favor of the proposal must exceed the number of votes cast against it.

Other Available Information

BankCorp is subject to the informational requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and it files reports and other information, including annual reports, quarterly reports and proxy statements, with the Securities and Exchange Commission (the “SEC”) under the 1934 Act. BankCorp’s SEC file number is 000-52195. You may read and copy any information filed by BankCorp with the SEC:

•	at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 (phone 1-800-SEC-0330); or

•	on the SEC’s Internet website at http://www.sec.gov.

BOC’s Internet website at www.bankofthecarolinas.com contains a link to the SEC website.

This Joint Proxy Statement/Prospectus is part of a registration statement BankCorp has filed with the SEC and it does not contain all the information included in the registration statement. You should review the registration statement for further information regarding BankCorp, the merger, and BankCorp’s common stock.

Proposals for 2008 Annual Meeting

Any shareholder proposal, other than a nomination for election as a director, which is intended to be presented for action at BankCorp’s 2008 annual meeting of shareholders must be received by BankCorp’s Corporate Secretary in writing at its address listed below no later than December 22, 2007, to be considered timely received for inclusion in the proxy statement and proxy card that BankCorp will distribute in connection with that meeting. In order for a proposal to be included in BankCorp’s proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of BankCorp’s common stock entitled to be voted on that proposal at the meeting, must have held those shares for a period of at least one year, and must continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at BankCorp’s 2008 annual meeting, but which is not intended to be included in BankCorp’s proxy statement and form of appointment of proxy, must be received by BankCorp’s Corporate Secretary at the address listed below no later than March 6, 2008, in order for that proposal to be considered timely received for purposes of the discretionary authority of the proxies for shareholders at that meeting to vote on other matters presented for action at the meeting.

Under BankCorp’s Bylaws, at a shareholder meeting at which directors will be elected, nominations for election to BankCorp’s board of directors may be made by its board or by a shareholder of record who is entitled to vote at the meeting if written notice of the shareholder’s nomination has been delivered to BankCorp’s Corporate Secretary at its principal office not later than the close of business on the tenth business day following the date on which notice of the meeting is first given to shareholders.

The required notice of a nomination must include: (1) the names and addresses of the shareholder who intends to make the nomination and of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of our common stock entitled to vote at the meeting and that he or she intends to appear in person or by proxy at the meeting to nominate the person named in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) a representation that each nominee satisfies all qualifications provided by our Bylaws or by applicable statute or regulation to serve as a director; and (5) the written consent of the nominee to serve as a director if elected. The shareholder also must provide other information regarding each proposed nominee that BankCorp reasonably requests and which can be obtained by the shareholder, including information that would be required to be included in a proxy statement filed pursuant to the proxy rules under the Securities Exchange Act of 1934 if the nominee had been nominated by the board of directors. Only persons nominated in the manner described in the Bylaws are eligible to be elected as directors at meetings of BankCorp’s shareholders, and the Chairman of a meeting of shareholders may refuse to acknowledge a nomination not made in compliance with these procedures.

The notices described above should be mailed to:

Bank of the Carolinas Corporation

Attention: Corporate Secretary

135 Boxwood Village Drive

Mocksville, North Carolina 27028

BANKCORP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following presents management’s discussion and analysis of BankCorp’s financial condition and results of operations. The discussion is intended to assist in understanding BankCorp’s consolidated financial condition and results of operations, and it should be read in conjunction with BankCorp’s consolidated financial statements and related notes on page F-    . This discussion contains forward-looking statements that involve risks and uncertainties. BankCorp’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. All share data have been adjusted to give retroactive effect to stock splits and stock dividends.

BankCorp is a North Carolina-chartered bank holding company that was incorporated on May 30, 2006, for the sole purpose of serving as the parent bank holding company for BOC. BOC is an insured, North Carolina-chartered bank that began operations on December 7, 1998, under the name “Bank of Davie.” On August 18, 2006, BankCorp and BOC completed a corporate reorganization and share exchange in which BOC became a wholly-owned bank subsidiary of BankCorp.

Because BankCorp has no operations and conducts no business on its own other than owning BOC, the discussion contained in these footnotes concerns primarily the business of BOC. However, for ease of reading and because the financial statements are presented on a consolidated basis, BankCorp and BOC are referred to collectively in the discussion as “BankCorp” unless otherwise noted.

Critical Accounting Policies

BankCorp’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited financial statements for the years ended December 31, 2006, 2005 and 2004 contain a summary of BankCorp’s significant accounting policies. BankCorp believes that policies with respect to methodology for the determination of its allowance for loan losses, and its asset impairment judgments, such as the recoverability of the intangible assets, involve a higher degree of complexity and require it to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, BankCorp considers the policies related to those areas critical.

BankCorp’s allowance for loan losses is an estimate of the losses that may be sustained in its loan portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards (“SFAS”) 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, the present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses is created by direct charges to income. Losses on loans are charged against the allowance in the period in which those loans, in BankCorp’s opinion, become uncollectible. Recoveries during the period are credited to the allowance. The factors that influenced BankCorp’s judgment in determining the amount charged to non-interest expense included past loan experience, composition of the loan portfolio, current economic conditions and losses inherent in the loan portfolio.

Management’s determination of the allowance is based primarily on a mathematical model that estimates the appropriate allowance for loan losses. This model has several components. The first component involves the estimation of losses on loans defined as “impaired loans.” A loan is considered to be impaired when, based on current information and events, it is probable we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The estimated valuation allowance is the difference, if any, between the loan balance outstanding and the value of the impaired loan as determined by either (1) an estimate of the cash flows that we expect to receive from the borrower discounted at the loan’s effective rate, or (2) in the case of a collateral-dependent loan, the fair value of the collateral.

The second component of the allowance model is to estimate losses for risk graded loans, which consist of commercial loans and commercial real estate loans. These loans are assigned estimated loss percentages based on their risk grade. The third component of the allowance model is to estimate losses on homogeneous pools of loans. These pools consist primarily of single family residential loans, consumer loans, and equity lines of credit. The allowance for these pools is based on the historical loss experience and average life of these portfolios. Finally there is a general component in the allowance for losses inherent in the graded loans and homogeneous pools based on several additional risk factors.

BankCorp reviews its allowance on a quarterly basis and believes that the allowance is appropriate to cover inherent loan losses on the loans outstanding as of each reporting date. However, the determination of the allowance using BankCorp’s procedures and methods rests upon various judgments and assumptions about economic conditions and other factors affecting loans. No assurance can be given that BankCorp will not, in any particular period, sustain loan losses that are sizable in relation to the amounts reserved for those loans, or that subsequent evaluations of the loan portfolio and its allowance, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review BankCorp’s allowance. Those agencies may require that BankCorp make additions to the allowance based on their judgments about information available to them at the time of their examinations.

Accounting for intangible assets is as prescribed by SFAS 142, Goodwill and Other Intangible Assets. BankCorp accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized, while intangible assets with an indefinite useful life are not amortized. Currently, BankCorp’s recognized intangible asset consists of goodwill.

Goodwill is not amortized, but is subject to fair value impairment tests on at least an annual basis. If based upon BankCorp’s evaluation impairment has occurred, the impairment charge is recognized at that time. Based on the evaluation and testing described above, BankCorp has determined that its recorded goodwill is not impaired.

Recent Developments

In February 2007, BOC opened a new office in the Silas Creek Shopping Center in Winston-Salem. This is BOC’s first branch in the city of Winston-Salem.

On March 28, 2007, BankCorp declared a cash dividend of $.05 per share on its common stock, payable April 25, 2007 to shareholders of record on April 11, 2007. A cash dividend has been paid for the past fourteen quarters.

On April 12, 2007, BankCorp announced it had entered into a definitive agreement with Randolph Bank & Trust Company whereby Randolph Bank will be merged into BOC. The transaction is subject to shareholder and regulatory approval and is expected to be consummated in the fourth quarter of 2007.

At December 31, 2006 and 2005, and for the Years Ended December 31, 2006, 2005 and 2004

Overview

During 2006, BankCorp’s assets increased by $64.4 million to $454.6 million at December 31, 2006 from $390.2 million at year end 2005. BankCorp’s net income increased to $3.5 million from $2.3 million for 2005. A large portion of this increase was attributable to the sale of BOC’s Carthage branch to First Bank during 2006. The sale of this branch produced a gain of $1.8 million (pre-tax) for BOC during 2006.

BankCorp did experience significant growth of nearly $55 million in its loan portfolio during 2006. However, even with this growth BankCorp, along with most other community banks, has struggled to maintain its net interest margins in this current interest rate environment and will most likely continue to face those same challenges in 2007.

BOC continued to expand its franchise by opening a new branch in early 2007 in Winston-Salem, the first in the city. BOC has also received regulatory approval to open a branch in the Concord area. BOC has taken possession of one of its other real estate properties and plans to renovate this building as its branch location. BOC plans to complete this process during 2007.

During 2006, the BOC’s Board of Directors approved the formation of a bank holding company of which BOC became its wholly owned subsidiary. The reorganization was completed in August 2006. The reorganization was effected through a share exchange in which each of BOC’s shareholders received one share of common stock of BankCorp in exchange for each of their shares of BOC’s common stock.

BankCorp strives to serve the financial needs of small to medium-sized businesses, individuals, and residential homebuilders, offering a broad array of banking and other financial products emphasizing superior customer service.

Real estate secured loans, including construction loans and loans secured by existing commercial and residential properties, comprise the majority of BankCorp’s loan portfolio, with the balance of its loans consisting of commercial and industrial loans and loans to individuals. BankCorp also offers certain loan products through associations with various mortgage lending companies. Through these associations, BankCorp originates 1-4 family residential mortgages, at both fixed and variable rates. BankCorp earns fees for originating these loans and transferring the loan package to the mortgage lending companies. It has been BankCorp’s strategy to recruit skilled banking professionals who are well trained and highly knowledgeable about BankCorp’s market area, enabling it to develop and maintain a loan portfolio of sound credit quality.

The deposit services BankCorp offers include small business and personal checking accounts, savings accounts, money market checking accounts and certificates of deposit. BOC concentrates on providing customer service to build its customer deposit base and competes aggressively in the area of transaction accounts.

Additional funding includes borrowings from the Federal Home Loan Bank and from federal funds purchased lines of credit.

BankCorp’s results of operations are heavily dependent on net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings. Results of operations are also materially affected by BankCorp’s provision for loan losses, fee income generated from deposit and loan accounts, and noninterest expenses. BankCorp’s noninterest expense primarily consists of compensation and employee benefits, occupancy expense, professional services, advertising, and other noninterest expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, and actions of regulatory and governmental authorities.

Financial Condition at December 31, 2006 and December 31, 2005

Total assets at December 31, 2006, increased by $64.4 million or 16.5% to $454.6 million compared to $390.2 million at December 31, 2005. We had earning assets of $424.5 million at December 31, 2006 consisting of $354.6 million in gross loans, $55.7 million in investment securities and $14.2 million in overnight investments. Shareholders’ equity was $37.7 million at December 31, 2006 compared to $34.7 million at December 31, 2005.

Loans.    Gross loans grew by $54.7 million or 18.2% during the twelve months of 2006, from $299.9 million on December 31, 2005 to $354.6 million at December 31, 2006. On December 31, 2006, real estate loans were 72.5%, and commercial loans were 25.3% of the total loan portfolio. Gross loans represented 78.0% and 76.9% of BankCorp’s total assets on December 31, 2006, and December 31, 2005, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, BankCorp’s loan portfolio yielded 8.21% for the period ending December 31, 2006 as compared to an average yield of 7.00% during 2005.

BankCorp intends to continue the growth of high quality loan assets to the extent permitted by its capital. With continued expansion of BankCorp’s geographic market area and the strong acceptance of its products and services within the communities it serves, BankCorp expects loan growth to continue at its current rate.

The following table contains selected data relating to the composition of BankCorp’s loan portfolio by type of loan on the dates indicated.

Table I.

ANALYSIS OF LOAN PORTFOLIO

	2006		2005		At December 31, 2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Real Estate Loans:
Residential 1-4 family	$63,221	17.26%	$60,817	16.61%	$57,330	24.11%	$22,971	12.35%	$18,498	11.96%
Commercial	108,907	29.74%	95,301	26.02%	79,764	33.54%	89,861	48.32%	68,934	44.56%
Construction	71,694	19.58%	52,196	14.25%	34,082	14.33%	12,098	6.50%	8,664	5.60%
Home Equity	21,640	5.91%	24,942	6.81%	21,114	8.88%	14,710	7.91%	12,844	8.30%
Commercial business loans	92,479	25.25%	72,798	19.88%	40,917	17.21%	39,394	21.18%	40,379	26.10%
Consumer loans:
Installment	6,614	1.81%	5,088	1.39%	3,958	1.66%	4,786	2.57%	3,940	2.55%
Other	1,669	0.45%	4,228	1.16%	651	0.27%	2,166	1.17%	1,423	0.93%

Total loans	366,224	100.00%	315,370	86.12%	237,816	100.00%	185,986	100.00%	154,682	100.00%

Less:
Unfunded construction loans	(12,001)		(15,390)		(10,573)		(2,876)		(2,204)
Deferred loan origination fees and costs	332		(53)		(126)		(165)		(109)
Allowance for loan losses	(3,732)		(3,315)		(2,500)		(1,987)		(1,843)

Total loans, net	$350,823		$296,612		$224,617		$180,958		$150,526

Allowance for Loan Losses.    On December 31, 2006, BankCorp’s allowance totaled approximately $3.7 million and amounted to approximately 1.05% of BankCorp’s total loans and approximately 80.00% of BankCorp’s nonperforming loans.

Since the organization of BOC in 1998, BankCorp has experienced substantial growth in its loan portfolio, deposit base and overall balance sheet. BankCorp is required to maintain an allowance for loan losses that reflects the size and risk in its loan portfolio. This has made it necessary for BankCorp to make significant provisions for loan losses, which principally reflect the growth of the loan portfolio. BankCorp expects its loan growth to continue at its current rate and that its provisions for loan losses will continue to be a major portion of its non-interest expense. During 2006, BankCorp recorded gross charge-offs in the amount of $758,000 which impacted its provision for loan losses during the period. Overall growth of BankCorp’s loan portfolio was the most significant contributing factor to the increase in BankCorp’s allowance for loan losses.

Tables II and III contain an analysis of BankCorp’s allowance for loan losses on the dates indicated.

Table II.

SUMMARY OF LOAN LOSS EXPERIENCE

	Year ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Balance at beginning of period	$3,315	$2,500	$1,987	$1,843	$1,376
Provision for loan losses	1,157	1,120	952	511	610
Charge-offs:
Commercial—real estate	(58)	(48)	—	(378)	(161)
Commercial—non-real estate	(210)	(15)	(148)	—	—
Mortgage—real estate	(358)	(99)	(290)	—	—
Construction	—	—	(27)	(63)	—
Installment	(132)	(155)	(57)	(15)	—

Total Charge-offs	(758)	(317)	(522)	(456)	(161)

Recoveries:
Commercial—real estate	4	—	4	39	18
Commercial—non-real estate	—	—	56	—	—
Mortgage real estate	—	—	4	—	—
Construction	—	—	—	50	—
Installment	14	12	19	—	—

Total recoveries	18	12	83	89	18

Net charge-offs	(740)	(305)	(439)	(367)	(143)

Balance at end of period	$3,732	$3,315	$2,500	$1,987	$1,843

Ratio of net charge-offs during period to average loans outstanding	0.23%	0.11%	0.22%	0.22%	0.10%

Ratio of allowance for loan losses to non-performing loans	80.00%	164.40%	196.29%	206.55%	692.86%

Ratio of allowances for loan losses to total loans	1.05%	1.11%	1.10%	1.09%	1.21%

The allowance for loan losses is created by direct charges to income. Losses on loans are charged against the allowance in the period in which such loans, in management’s opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence management’s judgment in determining the amount charged to operating expense include past loan experience, composition of the loan portfolio, current economic conditions and probable losses.

The appropriateness of the allowance for loan losses is measured on a quarterly basis using an allocation model that assigns reserves to various components of the loan portfolio in order to provide for probable inherent losses. It must be emphasized, however, that the determination of the reserve using BankCorp’s procedures and methods rests upon various judgments and assumptions about current economic conditions and other factors affecting loans. No assurance can be given that BankCorp will not in any particular period sustain loan losses that are sizable in relation to their amounts reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review BankCorp’s allowance. Such agencies may require BankCorp to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examinations. BankCorp believes the allowance is appropriate based on management’s current analysis.

Table III.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Real Estate Loans:
Residential, 1-4 family	$657	17.62%	$639	19.28%	$603	24.11%	$245	12.35%	$220	11.96%
Commercial	1,133	30.34	1,002	30.23	839	33.54	960	48.33	821	44.57
Construction	669	17.93	549	16.55	358	14.33	129	6.50	103	5.60
Home Equity	225	6.03	262	7.91	222	8.88	157	7.91	153	8.30
Commercial business loans	962	25.77	765	23.08	430	17.21	421	21.18	481	26.10
Consumer loans
Installment	69	1.84	53	1.61	42	1.66	51	2.57	47	2.55
Other	17	0.47	44	1.34	7	0.27	23	1.16	17	0.92

Total	$3,732	100.00%	$3,315	100.00%	$2,500	100.00%	$1,987	100.00%	$1,843	100.00%

The allowance has been allocated on an approximate basis. The entire amount of the allowance is available to absorb losses occuring in any category. The allocation is not necessarily indicative of future losses.

Asset Quality.    Certain credit risks are inherent in making loans, particularly commercial and consumer loans. BankCorp assesses these risks and attempts to manage them effectively. BankCorp also attempts to reduce credit risk by adhering to internal credit underwriting policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies. A loan is placed in a nonaccrual status when, in BankCorp’s judgment, the collection of interest appears doubtful. Nonperforming assets are defined as nonaccrual loans, loans contractually past due for more than 90 days but still accruing interest, and foreclosed or idled properties.

On December 31, 2006, BankCorp had loans with an aggregate principal balance of $4.7 million that were delinquent over 90 days, of which $2.8 million were in nonaccrual status. Interest accrued, but not recognized as income on non-accrual loans, was approximately $296,000 at December 31, 2006. On the same date, BankCorp had total nonperforming assets of $5.7 million, which included other real estate owned.

Other real estate owned at December 31, 2006, totaled $1.0 million and consisted of four properties. Other real estate owned is carried on the balance sheet at values that BankCorp feels are less than or equal to the net amounts it will receive for the properties when they are sold.

The following table summarizes information regarding BankCorp’s nonaccrual loans, other real estate owned, and certain other repossessed assets, on December 31, 2006, 2005, 2004, 2003 and 2002. On those dates, BankCorp had no loans categorized as troubled debt restructuring within the meaning of SFAS 15.

Table IV.

PROBLEM ASSETS

	At December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Loans accounted for on a nonaccrual basis:
Real estate loans:
Mortgage	$102	$1,150	$279	$—	$69
Commercial	2,596	474	62	695	—
Construction	—	—	—	239	—
Home Equity	—	—	—	—	—
Commercial business customers	82	65	2	—	—
Installment	—	—	—	25	3

Total nonaccrual loans	2,780	1,689	343	959	72
Accruing loans which are contractually past due 90 days or more	1,882	328	931	3	194

Total nonperforming loans	4,662	2,017	1,274	962	266
Other real estate owned	1,000	2,182	333	156	771

Total nonperforming assets	$5,662	$4,199	$1,607	$1,118	$1,037

Nonperforming loans as a % of net loans	1.33%	0.68%	0.57%	0.53%	0.17%
Total nonperforming assets as a percentage of total assets	1.25%	1.08%	0.55%	0.48%	0.53%

Investment Securities.    BankCorp’s investment securities totaled $55.7 million at December 31, 2006, and $47.4 million at December 31, 2005. The investment portfolio includes U.S. Government Agency bonds, mortgage backed securities, state and municipal obligations and corporate securities, all of which are classified as “available-for-sale” and carried at fair value.

BankCorp uses its investment portfolio as a tool to provide liquidity, manage interest rate risk and provide supplemental earnings. With BankCorp’s rapid growth since it began operations, and with the continuing growth it expects will occur, BankCorp recognizes the need to manage liquidity through its investment portfolio. BankCorp’s securities may be sold from time to time to increase liquidity or re-balance the interest rate sensitivity profile of BankCorp’s balance sheet.

The following table summarizes the fair market value of BankCorp’s securities on the dates indicated.

Table V.

INVESTMENTS

	December 31,
	2006	2005	2004
	(dollars in thousands)
U.S. government and agency securities	$38,609	$35,237	$21,266
State and municipal	6,938	2,569	—
Mortgage-backed securities	8,021	7,425	9,809
Corporate securities	2,109	2,148	1,027

Total	$55,677	$47,379	$32,102

The following tables summarize information regarding the scheduled maturities, amortized cost, and weighted average yields on a tax equivalent basis for BankCorp’s investment securities portfolio on December 31, 2006 and December 31, 2005.

Table VI.

INVESTMENT SECURITIES

At December 31, 2006:

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total Securities
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(dollars in thousands)
U.S. Gov’t Agency debt securities	$14,999	3.36%	$21,817	4.67%	$2,000	5.63%	$—	0.00%	$38,816	3.53%
State and municipals	—	—	3,507	4.79%	2,838	5.45%	597	3.66%	6,942	4.96%
Mortgage-backed	—	—	477	3.92%	1,518	3.52%	6,164	4.73%	8,159	4.46%
Corporate	—	—	—	—	—	—	2,015	6.81%	2,015	6.81%

Total	$14,999		$25,801		$6,356		$8,776		$55,932

At December 31, 2005:

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total Securities
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(dollars in thousands)
U.S. Gov’t Agency debt securities	$7,982	3.10%	$26,317	3.59%	$1,501	4.71%	$—	—	$35,800	3.42%
State and municipals	—	—	1,543	4.29%	529	4.68%	527	3.19%	2,599	4.15%
Mortgage-backed	—	—	584	3.70%	1,953	3.40%	5,119	4.81%	7,656	4.15%
Corporate	—	—	—	—	—	—	2,046	6.70%	2,046	6.70%

Total	$7,982		$28,444		$3,983		$7,692		$48,101

Deposits.    BankCorp’s deposit services include business and individual checking accounts, savings accounts, NOW accounts, certificates of deposit and money market checking accounts. On December 31, 2006, total deposits were $382.7 million compared with $326.6 million on December 31, 2005, an increase of $56.1 million or 17.2%. This increase resulted primarily from growth provided by BankCorp’s core operations as well as the solicitation of brokered deposits during the year. On December 31, 2006, time deposits of $100,000 and over made up approximately 43.6% of BankCorp’s total deposits as compared to 24.9% as of December 31, 2005.

BankCorp’s deposits are generated primarily from within its banking market. However, BankCorp had $81.2 million in brokered deposits at December 31, 2006 and also solicits certificates of deposit on the Internet through Express Data Corporation’s Quick-Rate CD Clearinghouse. On December 31, 2006, approximately 1.0% of BankCorp’s total deposits were made up of deposits solicited on the Internet as compared with 6.1% at December 31, 2005. On December 31, 2006, approximately 21.4% of BankCorp’s total deposits were made up of brokered deposits as compared to 10.3% at December 31, 2005. BankCorp has shifted its focus to brokered CD’s and away from Internet CD’s during 2006 as is evidenced by these percentages.

Retail deposits gathered through BankCorp’s branch network continue to be its principal source of funding. It is BankCorp’s intent to focus its efforts and marketing resources on the growth of its deposit base as BankCorp believe this to be the most cost effective strategy for profitable growth. As BankCorp’s geographic market area continues to expand, access to low cost deposits is expected to continue to drive its overall growth.

The following table summarizes BankCorp’s average deposits for the years ended December 31, 2006, 2005, and 2004.

Table VII.

DEPOSIT MIX

	For the Years ended December 31
	2006		2005		2004
	Average Balance	Average Cost	Average Balance	Average Cost	Average Balance	Average Cost
	(dollars in thousands)
Interest-bearing deposits:
NOW and money market	$64,727	3.15%	$53,923	1.75%	$44,306	1.26%
Savings	11,103	0.98%	11,966	0.94%	12,371	0.73%
Certificates of deposit	248,174	4.51%	189,606	3.36%	130,484	2.51%

Total interest-bearing deposits	324,004		255,495		187,161
Non-interest bearing deposits:	26,787		23,289		17,602

Total deposits	$350,791	3.80%	$278,784	2.67%	$204,763	1.91%

The following table contains an analysis of BankCorp’s time deposits of $100,000 or more at December 31, 2006, 2005 and 2004, respectively.

	At December 31,
	2006	2005	2004
	(in thousands)
Remaining maturity of three months or less	$49,718	$12,884	$5,418
Remaining maturity of over three to twelve months	99,724	54,444	7,107
Remaining maturity of over twelve months	3,574	14,003	9,444

Total time deposits of $100,000 or more	$153,016	$81,331	$21,969

Other Borrowings.    On December 31, 2006, BankCorp had total credit availability through the Federal Home Loan Bank (“FHLB”) of 25% of its assets (approximately $113.6 million). BankCorp has pledged as collateral for these borrowings its FHLB stock and its entire one-to-four family mortgage portfolio as well as eligible commercial loans. On December 31, 2006, BankCorp had outstanding loans of $31.0 million from the FHLB. The balance of FHLB advances at December 31, 2005 was $27.4 million. BankCorp also has total borrowing capacity of $18.0 million under uncollateralized federal funds lines of credit.

The following table summarizes BankCorp borrowings at December 31, 2006, 2005 and 2004.

Table VIII.

OTHER BORROWINGS

	At December 31,
	2006	2005	2004
	(dollars in thousands)
Other borrowings:
FHLB advances	$31,000	$27,400	$26,400

Weighted average interest rate	4.98%	4.16%	3.41%

The following table presents BankCorp’s average balances as well as the average cost associated with those balances at year end for the specified periods.

	For the years ended December 31,
	2006		2005		2004
	Average Balance	Average Cost	Average Balance	Average Cost	Average Balance	Average Cost
	(dollars in thousands)
Other borrowings:
FHLB advances	$26,402	4.64%	$25,051	3.77%	$20,706	2.91%
Federal funds purchased	444	5.45%	718	3.50%	104	1.92%

Total other borrowings	$26,846	4.65%	$25,769	3.77%	$20,810	2.91%

The above loans have maturity dates between 2006 and 2012. The loans from the FHLB are secured by a blanket lien on BankCorp’s 1-4 family residential portfolio, eligible commercial loans and its FHLB stock.

Capital Resources.    Total stockholders’ equity increased by $3.0 million to $37.7 million on December 31, 2006, compared to $34.7 million on December 31, 2005. This increase is principally due to net income of $3.5 million less dividends declared of $764 thousand during the twelve-month period ended December 31, 2006.

Off-Balance Sheet Transactions.    Certain financial transactions are entered into by BankCorp in the ordinary course of performing traditional banking services that result in off-balance sheet transactions. The off-balance sheet transactions as of December 31, 2006 and 2005, were commitments to extend credit and financial letters of credit. BankCorp does not have any ownership interest in any off-balance sheet subsidiaries or special purpose entities.

	2006	2005
	(in thousands)
Loan commitments	$58,063	$52,390
Financial standby letters of credit	1,838	854

Total unused commitments	$59,901	$53,244

Commitments to extend credit to customers represent legally binding agreements with fixed expiration dates. Since many of these commitments expire without being funded; the commitment amounts do not necessarily represent liquidity requirements.

Contractual Obligations.    The following disclosure shows the contractual obligations that BankCorp had outstanding at December 31, 2006.

	Total payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Deposits without a stated maturity	$67,214	$67,214	$—	$—	$—
FHLB advances	31,000	14,000	12,000	—	5,000
Leases	1,866	247	461	469	689

Total	$100,080	$81,461	$12,461	$469	$5,689

Comparison of Results of Operations

for the Years Ended December 31, 2006 and 2005

Net Income.    BankCorp had net income of $3.5 million or $0.88 per diluted share for the year ended December 31, 2006, compared to $2.3 million or $0.59 per diluted share for the year ended December 31, 2005 and $1.5 million or $.50 per diluted share for the year ended December 31, 2004. Net income before taxes (excluding gain on the sale of BOC’s Carthage branch) grew slightly from 2005 to 2006. BankCorp’s income tax expense increased to $1.9 million for 2006 from $1.2 million in 2005, the majority of this increase was attributable to the gain on the sale of the Carthage branch. Income tax expense of $615,000 in 2004 was significantly reduced by credits received from a conservation grant. Return on average assets was 0.84%, 0.69% and 0.59% and return on average equity was 9.57%, 6.86% and 6.45% for the years ended December 31, 2006, 2005 and 2004, respectively.

Net Interest Income.    BankCorp’s primary source of income is net interest income, which is the difference between income generated by its interest-earning assets (primarily loans, investment securities, and interest-bearing balances) and the expense incurred on interest-bearing liabilities (primarily deposits and borrowed funds used to fund earning assets). Net interest income increased to $14.7 million for the year ended December 31, 2006, from $12.2 million in 2005 and $8.6 million at December 31, 2004. BankCorp’s net interest margin and net interest spread decreased to 3.78% and 3.39%, respectively, in 2006 from 3.84% and 3.50%, respectively, for the same period of 2005. A better rate and more normal yield curve environment in 2004 led to a net interest margin and net interest spread of 3.74% and 3.52% in 2004, respectively. The 2006 changes were largely due to the fact that while average interest-earning assets grew $71.2 million during the year, average interest-bearing liabilities also grew by $70.0 million. This nearly identical growth in assets and liabilities coupled with an increase of 106 basis points on the assets versus 117 basis points for the liabilities led to the slight decrease in the margins.

BankCorp’s net interest income is affected by both the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities, and the relative amounts of interest-earning assets and interest-bearing liabilities. Table IX summarizes the average balances of BankCorp’s various categories of assets and liabilities and their associated yields or costs for the years ended on December 31, 2006, 2005 and 2004.

Table IX.

NET INTEREST INCOME AND AVERAGE BALANCES

	December 31, 2006			December 31, 2005			December 31, 2004
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(dollars in thousands)
Interest-earning assets:
Investment securities	$54,380	$2,184	4.02%	$41,754	$1,498	3.59%	$29,568	$1,075	3.64%
Federal funds sold and interest bearing assets	8,447	420	4.97%	4,959	166	3.35%	3,094	39	1.26%
Loans	324,989	26,672	8.21%	269,893	18,892	7.00%	198,283	12,052	6.08%

Total interest-earning assets	387,816	29,276	7.55%	316,606	20,556	6.49%	230,945	13,166	5.70%

Other assets	28,122			22,879			17,935

Total assets	$415,938			$339,485			$248,880

Interest-bearing liabilities:
Demand deposits	$64,727	$2,040	3.15%	$53,923	$942	1.75%	$44,306	$560	1.26%
Savings deposits	11,103	109	0.98%	11,966	112	0.94%	12,371	90	0.73%
Time deposits	248,174	11,193	4.51%	189,606	6,380	3.36%	130,484	3,269	2.51%
Other borrowings	27,291	1,270	4.65%	25,769	971	3.77%	20,810	605	2.91%

Total Interest-bearing liabilities	351,295	14,612	4.16%	281,264	8,405	2.99%	207,971	4,524	2.18%

Demand deposits	26,787			23,289			17,602
Other liabilities	1,557			935			698
Shareholders’ Equity	36,299			33,997			22,609

Total liabilities and shareholders’ equity	$415,938			$339,485			$248,880

Net interest income & interest rate spread		$14,664	3.39%		$12,151	3.50%		$8,642	3.52%

Net yield on average interest-earning assets			3.78%			3.84%			3.74%

Ratio of average interest-earning assets to average interest-bearing liabilities			110%			111%			111%

Nonaccrual loans are included in the table for the years ended December 31, 2006, 2005 and 2004. However, the impact of those loans was not material.

The following table summarizes the dollar amount of changes in interest income and interest expense for the major components of BankCorp’s interest-earning assets and interest-bearing liabilities during the twelve months ended December 31, 2006 and 2005. The table shows changes in interest income and expense attributable to volume changes and interest rate changes. The changes attributable to both rate and volume changes have been allocated to the changes attributable to rate changes.

Table X.

VOLUME/RATE VARIANCE ANALYSIS

	Year Ended December 31, 2006 vs. 2005 Increase (Decrease) Due to			Year Ended December 31, 2005 vs. 2004 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Investment securities	$453	$232	$685	$443	$(19)	$424
Federal funds sold and interest-bearing bank balances	117	137	254	24	103	127
Loans	3,857	3,923	7,780	4,353	2,487	6,840

Total interest income	4,427	4,292	8,719	4,820	2,571	7,391
Interest-bearing liabilities:
Deposits	1,994	3,913	5,907	1,431	2,084	3,515
Other borrowings	57	242	299	144	222	366

Total interest expense	2,051	4,155	6,206	1,575	2,306	3,881

Net interest income	$2,376	$137	$2,513	$3,245	$265	$3,510

Provision for Loan Losses.    Provision for loan losses remained relatively flat during the year at $1.2 million, only increasing $37,000 over the 2005 amount, which increased $168,000 from the 2004 amount. This was mainly due to a better than expected outcome on some properties that had been deemed impaired. Net loan charge-offs were $740,000 during the 2006 period compared to $305,000 in the 2005 period and $439,000 in 2004. The allowance for loan losses expressed as a percentage of total loans was 1.05%, 1.11% and 1.10% at December 31, 2006, 2005 and 2004, respectively. Nonperforming loans as a percentage of net loans increased to 1.33% at December 31, 2006 from .68% at December 31, 2005 and .57% at December 31, 2004.

Provisions for loan losses are charged to income to bring the allowance for loan losses to a level we deem appropriate. In evaluating the allowance for loan losses, we consider factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors.

Non-interest Income.    In addition to net interest income, BankCorp derives revenues from a variety of financial products and services offered to its customers. The majority of BankCorp’s non-interest income results from service charges on its deposit accounts, including charges for insufficient funds, check sales, and fees charged for non-deposit services and from mortgage loan broker fees. Also in 2006, BOC entered into an investment networking relationship with an unaffiliated securities broker, which generated $142,000 of non-interest income for BOC in 2006.

Non-interest income increased by $278,000 or 20.7% for the year ended December 31, 2006, exclusive of a $1.8 million dollar gain on the sale of BOC’s Carthage branch. The increase from December 31, 2005 to 2004 was $227,000. The largest components of non-interest income were service charges on deposit accounts of $947,000 in 2006 as compared with $847,000 in 2005 and $699,000 in 2004. The increase in cash surrender value of bank owned life insurance contributed $215,000 to non-interest income during 2006 while mortgage loan broker fees accounted for $177,000. Mortgage broker income is non-recurring and tends to fluctuate with the interest rate environment.

The following table describes BankCorp’s non-interest income for the years ended December 31, 2006, 2005 and 2004.

Table XI.

NON-INTEREST INCOME

	2006	2005	2004
	(dollars in thousands)
Customer service fees	$947	$847	$699
Mortgage loan broker fees	177	196	169
Net gain (loss) on available for sale securities	—	—	27
Increase in bank owned life insurance	215	203	148
Gain on sale of branch	1,755	—	—
Other income	280	95	71

	$3,374	$1,341	$1,114

Non-interest Expense.    Non-interest expense totaled $11.5 million for the year ended December 31, 2006, an increase of $2.7 million over the $8.8 million reported for the year ended December 31, 2005 which was a $2.1 million increase from the 2004 amount. As a percentage of average total assets, BankCorp’s total non-interest expenses remained constant at 2.7% for the years ended December 31, 2006 and 2005 and 2004. Salaries and employee benefits increased by $1.3 million as a result of personnel additions, normal compensation adjustments, and higher costs for group insurance coverage. Occupancy and equipment costs increased by $190,000 due to the addition of new facilities, data processing expenses increased by $276,000 and other non-interest expenses increased by $692,000 to a total of $2.8 million for the year ended December 31, 2006 as compared with $2.1 million for the year ended December 31, 2005. A majority of the increase in other expense came from the costs associated with the holding company reorganization as well as additional marketing and other real estate owned expense during 2006.

The following table summarizes the major components of BankCorp’s non-interest expense for the years ended December 31, 2006, 2005 and 2004.

Table XII.

NON-INTEREST EXPENSE

	2006	2005	2004
	(dollars in thousands)
Salary and benefits	$6,130	$4,844	$3,789
Occupancy and equipment expenses	1,412	1,222	901
Data processing	728	452	191
Advertising	417	181	179
Other expenses	2,825	2,133	1,670

	$11,512	$8,832	$6,730

Income Taxes.    BankCorp incurred income tax expense of $1.9 million in 2006 and $1.2 million in 2005. In 2006, income tax expense was 35.3% of pretax earnings as compared to 34.1% for 2005. The increase in the effective tax rate in 2006 was largely due to a higher effective state tax rate in 2006.

Capital Adequacy

Regulatory guidelines require banks to hold minimum levels of capital based upon the risk weighting of certain categories of assets as well as any off-balance sheet contingencies. Federal regulators have adopted risk-based capital and leverage capital guidelines for measuring the adequacy of a bank’s capital, and all applicable capital standards must be satisfied for us to be considered in compliance with regulatory requirements. BOC is required to comply with the capital adequacy standards established by the FDIC. The FDIC has issued risk-based capital and leverage capital guidelines for measuring the adequacy of a bank’s capital, and all applicable capital standards must be satisfied for us to be considered in compliance with the FDIC’s requirements. On December 31, 2006, BOC’s Total Capital Ratio and Tier 1 Capital Ratio

were 11.05% and 10.04%, respectively, which were well above the minimum levels required by the FDIC’s guidelines. On December 31, 2006, BOC’s Leverage Capital Ratio was 8.49%, which was also well above the minimum level required by the FDIC’s guidelines. Banks are placed into one of four capital categories based on the above three separate capital ratios. The four categories are “well-capitalized”, “adequately capitalized”, “under-capitalized”, and “critically under-capitalized.” BOC was considered “well-capitalized” as of December 31, 2006.

Liquidity and Interest Rate Sensitivity

Liquidity.    Maintaining adequate liquidity, while managing interest rate risk, is the primary goal of BankCorp’s asset and liability management strategy. Liquidity is the ability to fund the needs of BankCorp’s borrowers and depositors, pay operating expenses and meet regulatory requirements. Maturing investments, loan repayments, deposit growth and borrowing from the Federal Home Loan Bank are presently the main sources of BankCorp’s liquidity. BankCorp’s primary uses of liquidity are to fund loans, operating expenses and deposit withdrawals, and to repay borrowings and make investments.

Interest Rate Sensitivity.    BankCorp’s goal is to maintain a neutral position on interest rate sensitivity whereby little or no change in interest income would occur as interest rates change. On December 31, 2006, BankCorp was cumulatively liability sensitive for the next twelve months, which means that its interest-bearing liabilities would reprice more quickly than its interest bearing assets. Theoretically, BankCorp’s net interest margin will decline if market interest rates rise or increase if market interest rates fall. However, the repricing characteristic of assets is different from the repricing characteristics of funding sources. Therefore, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

The following table shows the interest rate sensitivity of BankCorp’s balance sheet on December 31, 2006, and December 31, 2005, but is not necessarily indicative of its position on other dates. Each category of assets and liabilities is shown with projected repricing and maturity dates. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. NOW accounts, savings accounts, and money market accounts are assumed to be subject to immediate repricing and depositor availability. Prepayment assumptions on mortgage loans and decay rates on deposit accounts have not been included in this analysis. Also, the table does not reflect scheduled principal repayments that will be received on loans. The interest rate sensitivity of BankCorp’s assets and liabilities may vary substantially if different assumptions are used or if its actual experience differs from that indicated by the assumptions.

Table XIII.

INTEREST RATE SENSITIVITY

	December 31, 2006
	1-3 months	Over 3 to 12 months	Over 12 to 60 months	Over 60 months	Total
	(dollars in thousands)
Interest-earning assets:
Residential, 1-4 family	$20,718	$11,063	$20,672	$10,169	$62,622
All other loans	176,745	14,080	80,618	17,709	289,152
Federal funds sold	6,449	—	—	—	6,449
Investment securities	5,719	13,108	26,122	10,728	55,677
Interest bearing balances other banks	7,777	—	—	—	7,777

Total	$217,408	$38,251	$127,412	$38,606	$421,677

Interest-bearing liabilities:
Demand deposits	67,214	—	—	—	67,214
Savings deposits	10,021	—	—	—	10,021
Time deposits	83,871	184,138	11,160	—	279,169
Other borrowings	8,000	6,000	12,000	5,000	31,000

Total	$169,106	$190,138	$23,160	$5,000	$387,404

Interest-sensitivity gap	48,302	(151,887)	104,252	33,606	34,273

Cumulative sensitivity gap	48,302	(103,585)	667	34,273	34,273

Cumulative gap as a % of total interest-earning assets	11.5%	(24.6)%	0.2%	8.1%	8.1%

Cumulative ratio of sensitive assets to sensitive liabilities	129%	71%	100%	109%	109%

Nonaccrual loans are included in the above tables; however the impact of those loans was not material.

Quarterly financial data for 2006 and 2005 is summarized in the table below.

Table XIV.

QUARTERLY FINANCIAL DATA

	2006				2005
	4th Qtr	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr	3rd Qtr.	2nd Qtr.	1st Qtr.
	(In thousands)
Interest income	$7,964	$7,753	$7,138	$6,421	$6,066	$5,509	$4,816	$4,165
Interest expense	4,359	3,940	3,367	2,947	2,677	2,340	1,892	1,496

Net interest income	3,605	3,813	3,771	3,474	3,389	3,169	2,924	2,669
Provision for loan losses	182	678	180	117	272	322	283	243

Net interest income after provision for loan losses	3,423	3,135	3,591	3,357	3,117	2,847	2,641	2,426
Noninterest income	444	2,205	368	357	378	335	333	295
Noninterest expense	2,851	3,544	2,651	2,466	2,441	2,218	2,133	2,040

Income before income taxes	1,016	1,796	1,308	1,248	1,054	964	841	681
Income taxes	335	648	467	444	360	327	289	231

Net income	$681	$1,148	$841	$804	$694	$637	$552	$450

Earnings per share:
Basic	0.18	0.30	0.22	0.21	0.18	0.17	0.15	0.12
Diluted	0.17	0.29	0.21	0.20	0.18	0.16	0.14	0.11

Effects of Inflation and Changing Prices

A commercial bank has an asset and liability structure that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets is monetary in nature. As a result, a bank’s performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the price of goods and services, inflation also is a factor that may influence interest rates. Yet, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect BankCorp’s operating expense in that personnel expense and the cost of supplies and outside services tend to increase more during periods of high inflation.

At and for the Six Months Ended June 30, 2007 and 2006

Financial Condition at June 30, 2007 and June 30, 2006

Total Assets.    At June 30, 2007, total assets were $456.9 million compared to $454.6 million at December 31, 2006, and $424.7 million at June 30, 2006 representing a 7.6 percent year over year increase.

Investment Securities.    Investment securities totaled $64.6 million at June 30, 2007, compared to $55.7 million at December 31, 2006 and $54.0 million at June 30, 2006. Total investments increased $8.9 million or 16.0 percent from December 31, 2006 and $10.5 million or 19.5 percent from June 30, 2006.

At June 30, 2007, BankCorp held 42,642 shares of Randolph common stock which will be cancelled when the merger is completed.

The investment portfolio includes U.S. Government Agency bonds, mortgage-backed securities, corporate bonds, municipal bonds, treasuries and equity securities all classified as available-for-sale and carried at fair value.

Loans and Allowance for Loan Losses.    At June 30, 2007, the loan portfolio totaled $355.8 million and represented 77.9 percent of total assets compared to $354.6 million or 78.0 percent of total assets at December 31, 2006 and $333.8 million or 78.6 percent of total assets at June 30, 2006. Total loans increased $1.2 million from December 31,

2006 and $22.0 million or 6.6 percent from June 30, 2006. Real estate loans and commercial loans constituted approximately 69.9 percent and 27.7 percent, respectively, of the total loan portfolio at June 30, 2007.

The following table describes the activity in BankCorp’s allowance for loan losses for the six-month periods ended June 30, 2007 and 2006.

	Six-months ended June 30,
	2007	2006
	(dollars in thousands)
Balance at beginning of period	$3,732	$3,315
Provision for loan losses	474	297
Charge-offs	(805)	(117)
Recoveries of loans previously charged-off	24	9

Balance at end of period	$3,425	$3,504

Ratio of allowance for loan losses to total loans at end of period	0.96%	1.05%

The decline in the ratio of allowance for loan losses to total loans as of June 30, 2007 versus the prior year was due to a decrease in the amount of impaired loans and their related reserves. The ratio of annualized net charge-offs to average loans was 0.44% for the six months ended June 30, 2007 versus .07% for same period in 2006. A significant portion of this increase was due to a charge-off on a credit involving a piece of multi-family real estate sold at foreclosure in the second quarter. Excluding the charge-off related to this one problem credit, BankCorp’s annualized net charge-off ratio would have been .17% as opposed to .44%.

The following table summarizes information regarding BankCorp’s nonaccrual loans, other real estate owned, and certain other repossessed assets and loans, as of June 30, 2007 and December 31, 2006. On those dates, BankCorp had no loans categorized as troubled debt restructuring within the meaning of SFAS 15.

	June 30, 2007	December 31, 2006
	(dollars in thousands)
Loans accounted for on a nonaccrual basis:
Real estate loans:
Land	$456	$—
Mortgage	—	102
Commercial	48	2,596
Construction	976	—
Home Equity	—	—
Commercial business and consumers	—	82
Installment	—	—

Total nonaccrual loans	1,480	2,780
Accruing loans, which are contractually past due 90 days or more	1,901	1,882

Total non-performing loans	3,381	4,662
Other real estate owned, net	993	1,000

Total non-performing assets	$4,374	$5,662

Non-performing loans as a percentage of net loans	0.96%	1.33%
Total non-performing assets as a percentage of total assets	0.96%	1.25%

Although non-performing assets were higher at December 31, 2006 than in prior years, they decreased after year end in total dollar amount and as a percentage of total assets. The amount at December 31, 2006 included a loan in the amount of $1.9 million that was placed on non-accrual in the fourth quarter of 2006 and subsequently was restored to an accruing status during the first quarter, and was paid off during the second quarter, of 2007.

Deposits.    BankCorp’s deposit services include business and individual checking accounts, savings accounts, NOW accounts, certificates of deposit and money market checking accounts. At June 30, 2007, total deposits were $387.0 million compared to $382.7 million at December 31, 2006 and $350.0 million at June 30, 2006. These figures represent increases of 1.1 percent over December 31, 2006 and 10.6 percent over June 30, 2006. At June 30, 2007, time deposits of $100,000 and over made up approximately 36.8 percent of total deposits versus 40.0 percent at December 31, 2006 and 31.8 percent at June 30, 2006. A majority of BankCorp’s deposits are generated primarily from within its banking market. BankCorp has continued to shift its focus on outsourced funds from institutional CD’s (which are solicited on the Internet through Express Data Corporation’s Quick-Rate CD Clearinghouse) to brokered deposits. At June 30, 2007, BankCorp had $68.0 million in brokered deposits amounting to approximately 17.6 percent of total deposits and $1.4 million in institutional certificates of deposits, amounting to approximately 0.3 percent of BankCorp’s total deposits. At December 31, 2006 and June 30, 2006, BankCorp’s deposits solicited on the Internet amounted to approximately 1.0 percent and 1.4 percent, respectively, of total deposits.

Comparison of Results of Operations for

the Three-Month Periods Ended June 30, 2007 and June 30, 2006

BankCorp had net income of $592,000 or $.15 per diluted share for the three-month period ended June 30, 2007 and $841,000 or $.21 per diluted share for the three-month period ended June 30, 2006.

Net interest income, or the difference between income generated by earning assets (primarily loans, investment securities, and interest-bearing balances) and the expense incurred on interest bearing liabilities (primarily deposits and borrowed funds used to fund earning assets), is BankCorp’s primary source of earnings. BankCorp’s net interest income for the three-month period ended June 30, 2007 and 2006 was $3.6 million and $3.8 million, respectively. The decrease was primarily due to an increase in interest expense on deposits during the period. The majority of the increase in interest expense was due to deposit growth during the period as well as rising interest rates in the market, particularly for time deposit products.

The loan loss provision increased $232,000 in the second quarter of 2007 and was mainly the result of an increased level of charge-offs during the quarter, a significant portion of which was related to one problem credit. Excluding the charge-off related to this one problem credit, BankCorp’s annualized net charge-off ratio would have been .17% as opposed to .44% as reported.

Interest expense for the three-month period ending June 30, 2007 was $4.6 million compared to $3.4 million during the same period in 2006. This was an increase of $1.2 million or 37.0%. The majority of this increase was due to deposit growth during the period as well as rising interest rates in the market, particularly for time deposit products.

Non-interest income was $472,000 for the three-months compared to $368,000 for the three-month period ended June 30, 2006. The non-interest income total includes service charges on deposit accounts, bank owned life insurance, and mortgage broker fees. The $104,000 period over period increase was largely a result of $56,000 in income from BOC’s investment services division which was started in the second quarter of 2006 and a $35,000 increase in income from bank owned life insurance (BOLI). BOC acquired additional BOLI at the end of 2006 which resulted in the period over period increase.

Non-interest expense was $2.8 million for the three-months ended June 30, 2007, compared to $2.7 million for the same period in 2006 an increase of $128,000 or 4.8 percent. Salary expense decreased $44,000 over the same quarter in the previous year which was primarily a result of normal employee attrition. Occupancy expense increased $86,000 which was primarily due to increased expenses from the opening of BOC’s Winston-Salem office. Non-interest expense as a percentage of average assets actually decreased from 2.66% to 2.42% on an annualized year over year basis. The effective tax rate for the three-month period ended June 30, 2007 was 29.2 % compared to 35.7 % for the three-months ended June 30, 2006. The decrease in the effective tax rate is primarily due to greater percentage of BankCorp’s income being derived from tax exempt sources such as municipal bonds and bank owned life insurance (BOLI).

Comparison of Results of Operations for

the Six-Month Periods Ended June 30, 2007 and June 30, 2006

BankCorp had net income of $1,372,000 or $.35 per diluted share for the six-month period ended June 30, 2007 and $1,645,000 or $.42 per diluted share for the six-month period ended June 30, 2006.

Net interest income, or the difference between income generated by earning assets (primarily loans, investment securities, and interest-bearing balances) and the expense incurred on interest bearing liabilities (primarily deposits and borrowed funds used to fund earning assets), is BankCorp’s primary source of earnings. BankCorp’s net interest income for the six-month period ended June 30, 2007 and 2006 was $7.1 million and $7.2 million, respectively.

Interest expense for the six-month period ending June 30, 2007 was $9.1 million compared to $6.3 million during the same period in 2006. This was an increase of $2.8 million or 44.9%. The majority of this increase was due to deposit growth during the period as well as rising interest rates in the market, particularly for time deposit products.

The net interest margin decreased to 3.35% at June 30, 2007 compared to 3.92% at June 30, 2006. This was a result of an 89 basis point increase in the cost of funds while the yield on assets only increased 32 basis points. This combination of pricing pressures led to the decrease in Bankcorp’s net interest margin.

Non-interest income was $901,000 for the six-months compared to $725,000 for the six-month period ended June 30, 2006. The non-interest income total includes service charges on deposit accounts, bank owned life insurance, and mortgage broker fees. The $176,000 year over year increase was largely a result of $99,000 in income from BOC’s investment services division which was started in the second quarter of 2006 and a $68,000 increase in income from bank owned life insurance (BOLI). BOC acquired additional BOLI at the end of 2006 which resulted in the year over year increase.

Non-interest expense was $5.6 million for the six-months ended June 30, 2007, compared to $5.1 million for the same period in 2006 an increase of $449,000 or 8.8 percent. Salary expense increased $118,000 over the same period in the previous year which was primarily a result of normal salary increases. Occupancy expense increased $167,000 which was primarily due to increased expenses from the opening of BOC’s Winston-Salem office. Non-interest expense as a percentage of average assets actually decreased from 2.59% to 2.44% on an annualized year over year basis. The effective tax rate for the six-month period ended June 30, 2007 was 30.9 % compared to 35.6 % for the six-months ended June 30, 2006. The decrease in the effective tax rate is primarily due to greater percentage of BankCorp’s income being derived from tax exempt sources such as municipal bonds and bank owned life insurance (BOLI).

Capital Adequacy

On June 30, 2007, the BOC’s Total Capital Ratio and Tier 1 Capital Ratio were 10.71 percent and 9.81 percent, respectively, which were well above the minimum levels required by regulatory guidelines. At June 30, 2007, the BOC’s Leverage Capital Ratio was 8.01 percent, which was also well above the minimum level required by the regulatory guidelines. Banks are placed into one of four capital categories based on the above three separate capital ratios. BOC was considered “well-capitalized” as of June 30, 2007, under the FDIC’s guidelines.

Liquidity

Liquidity management is the process of managing assets and liabilities as well as their maturities to insure adequate funding for loan and deposit activity as well as the continued growth of BankCorp. Sources of funding come from both the asset and liability side of the balance sheet. Asset side sources include cash and cash equivalents, federal funds sold and unpledged available for sale securities. These totaled $55.0 million at June 30, 2007 and $51.4 million at December 31, 2006. Liquidity sources from liabilities include deposits and lines of credit with other institutions. These sources are largely affected by BankCorp’s ability to attract and maintain deposits. BankCorp deposits, together with equity capital, funded 93.1 percent of total assets at June 30, 2007. BankCorp has borrowing lines available from various correspondent banks and the Federal Home Loan Bank of Atlanta (FHLB) for short-term or long-term funding. At June 30, 2007, BankCorp had total borrowings of $26.5 million from the FHLB, with maturity dates on these borrowings extending through 2012. A blanket lien on residential 1-4 family dwellings and qualifying non-residential loans is in place with the FHLB to secure these advances. BankCorp closely monitors and evaluates its overall liquidity position. BankCorp believes its liquidity position at June 30, 2007 is adequate to meet its operating needs.

Interest Rate Sensitivity

Fluctuating interest rates, increased competition and changes in the regulatory environment continue to significantly affect the importance of interest-rate sensitivity management. Rate sensitivity arises when interest rates on assets change in a different period of time or in a different proportion to interest rates on liabilities. The primary objective of interest-rate sensitivity management is to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates. BankCorp uses an asset/liability simulation model to project potential changes to BankCorp’s net interest margin, net income, and economic value of equity based on simulated changes to market interest rates, namely the prime rate. BankCorp is slightly liability sensitive over the next twelve months, which means that interest-earning liabilities could re-price more quickly than interest-bearing assets. Theoretically, BankCorp’s net interest margin will decline if market interest rates rise or improve if market interest rates fall.

Market Risk

Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rate risks. Interest rate risk is the result of differing maturities or re-pricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These changes can have a direct impact on BankCorp’s overall earnings. The current structure of BankCorp’s balance sheet is such that a significant decrease in interest rates may positively impact net interest income.

BankCorp’s management actively monitors interest rate risk through the development of and adherence to BankCorp’s asset/liability management policy. BankCorp’s Board of Directors also has established an Asset Liability Management Committee which monitors interest rate risk exposure, liquidity and funding strategies to ensure that their potential impact is within standards.

Disclosures About Forward-Looking Statements

The above discussion contains statements relating to BankCorp’s financial condition, results of operations, plans, strategies, trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts. Those statements may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by terms such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “forecasts”, “potential” or “continue,” or similar terms or the negative of these terms, or other statements concerning opinions or judgments of BankCorp’s management about future events. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in BankCorp’s Annual Report on Form 10-K and in other documents BankCorp files with the Securities and Exchange Commission from time to time. Copies of those reports are available directly through the Commission’s website at www.sec.gov. Other factors that could influence the accuracy of such forward-looking statements include, but are not limited to: (1) changes in competitive pressures among depository and other financial institutions or in BankCorp’s ability to compete successfully against the larger financial institutions in its banking markets; (2) the financial success or changing strategies of BankCorp’s customers; (3) actions of government regulators, or changes in laws, regulations or accounting standards, that adversely affect BankCorp’s business; (4) changes in the interest rate environment and the level of market interest rates that reduce BankCorp’s net interest margins and/or the volumes and values of loans it makes and securities it holds; (5) changes in general economic or business conditions and real estate values in BankCorp’s banking markets (particularly changes that affect BankCorp’s loan portfolio, the abilities of its borrowers to repay their loans, and the values of loan collateral); (6) BankCorp’s ability to successfully integrate the business of merger partners into its business without unexpected costs or difficulty, disruption, deposit attrition, or loss of revenue, or its inability to fully realize expected costs savings of any acquisition; and (7) other developments or changes in its business that BankCorp does not expect. Although BankCorp believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to BankCorp are expressly qualified in their entirety by the cautionary statements in this paragraph. BankCorp has no obligation, and does not intend, to update these forward-looking statements.

INFORMATION ABOUT RANDOLPH

Business

General.    Randolph is a North Carolina chartered bank that was organized in 1978. Its deposits are insured by the FDIC to the maximum amount permitted by law. Randolph is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stable growth. Its principal executive office and main branch is located at 175 North Fayetteville Street, Asheboro, North Carolina 27203, and its telephone number at that address is (336) 625-1000.

Randolph has one wholly-owned subsidiary, Randolph Investment Services Company, which provides brokerage services through an arrangement with a third-party broker.

Banking Offices.    Randolph has seven full-service banking offices. In addition to its main office in Asheboro, it has four branch offices in Randolph County, North Carolina (three offices in Asheboro and one office in Randleman), and two offices in Alamance County (one office in each of Burlington and Mebane). A new full-service banking office currently is under construction in Burlington which is expected to replace Randolph’s current Burlington office. Additionally, Randolph operates a mortgage loan office in each of Asheboro and Burlington, and a limited service business banking office in Asheboro.

Banking Market.    Registrant’s current banking market consists of the city of Asheboro and surrounding areas of Randolph County, North Carolina, and the city of Burlington and surrounding areas of Alamance County, North Carolina. Asheboro lies near the “Triad” section of North Carolina, approximately 30 miles south of Greensboro, North Carolina. Burlington is located on Interstates 40 and 85 approximately 20 miles east of Greensboro, North Carolina. According to U.S. Census Bureau statistics, Randolph County and Alamance County had 2006 estimated populations of 140,410 and 142,661, respectively. Their populations increased during the period from April 1, 2000, to July 1, 2006, by 7.6% and 9.1%, respectively, compared to a state-wide increase during that period of 10.1%. The estimated 2004 median family income in the two counties was $38,777 and $39,217, respectively, compared to $40,863 for the state as a whole.

Services.    Randolph’s operations are primarily retail oriented and directed toward individuals and small- and medium-sized businesses located in its banking market. The majority of Randolph’s deposits and loans are derived from customers in its banking market, but it also makes loans and has deposit relationships with individual and business customers in areas surrounding its immediate banking market. Randolph offers a variety of commercial and consumer banking services, but its principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. Its primary source of revenue is the interest income it derives from its lending and investment activities. However, Randolph also generates income from other fee-based products and services that it provides.

Lending Activities.    Randolph makes a variety of types of consumer and commercial loans to individuals and small- and medium-sized businesses for various personal, business and agricultural purposes, including term and installment loans, equity lines of credit, and overdraft checking credit. For financial reporting purposes, Randolph’s loan portfolio generally is divided into real estate loans (including home equity lines of credit), commercial loans, and consumer loans. Randolph also extends credit cards to customers and owns the receivables outstanding, while using a correspondent for processing of transactions and card issuance.

Randolph’s real estate loan classification includes loans secured by real estate which are made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial and consumer purposes (whether or not those purposes are related to its real estate collateral).

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In the case of commercial real estate loans, loan repayment may be dependent on the successful operation of income producing properties, a business, or a real estate project and, thus, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular. Construction loans involve special risks due to the fact that loan funds are advanced upon the security of houses or other improvements that are under construction and that are of uncertain value prior to the completion of construction. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios.

Many of Randolph’s real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. That generally is reflective of Randolph’s efforts to minimize credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. All Randolph’s real estate loans are secured by first or junior liens on real property, the majority of which is located in or near its banking market. However, Randolph has made loans, and has purchased participations in some loans from other entities, which are secured by real property located outside its banking market.

In addition to residential real estate loans made for a variety of purposes, Randolph offers long-term, residential mortgage loans that are funded by and closed in the name of third-party lenders. This arrangement permits Randolph to offer this product in its banking market and enhance its fee-based income, but, by closing the loans in the names of the ultimate owners of those loans, Randolph avoids the credit and interest rate risk associated with long-term loans. However, on a limited basis, Randolph also makes residential mortgage loans that it retains in its own loan portfolio. Those loans typically are secured by first liens on the related residential property, are made at fixed and variable interest rates, and have maturities that do not exceed 15 years, although Randolph has a small number of residential mortgage loans in its portfolio with 30-year maturities. Randolph’s home equity lines of credit include lines of credit that generally are used by borrowers for consumer purposes and are secured by first or junior liens on residential real property.

Randolph’s commercial loan classification includes loans to individuals and small- and medium-sized businesses for working capital, equipment purchases, and various other business and agricultural purposes, but that classification excludes any such loan that is secured by real estate. These loans generally are secured by inventory, equipment or similar assets, but they also may be made on an unsecured basis. Commercial loans typically are made on the basis of the borrower’s ability to make repayment from business cash flow, and those loans typically are secured by business assets, such as accounts receivable, equipment and inventory. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate. Randolph also provides financing of accounts receivable to allow borrowers to optimize the cash availability from sales that have a timeframe for payment. The full recourse credit facility is provided through a vendor program under the name Cash Flow Solutions and allows Randolph to offer specialty financing at a reasonable risk.

Randolph’s consumer loans consist primarily of loans for various consumer purposes, as well as the outstanding balances on non-real estate secured consumer revolving credit accounts. Consumer loans generally are secured by personal property and other personal assets of borrowers which often depreciate rapidly or are vulnerable to damage or loss. In cases where damage or depreciation reduces the value of Randolph’s collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency often does not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of Randolph’s loan collection efforts are highly dependent on the continuing financial stability of its borrowers, so Randolph’s collection of consumer loans may be more likely to be adversely affected by a borrower’s job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Competition.    Randolph competes for deposits in its banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. In its lending activities, Randolph competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in Randolph and Alamance Counties and in North Carolina as a whole is extremely competitive. Twenty-three commercial banks, thrift institutions and credit unions, including branches of two of the largest commercial banks in the United States, are represented in its banking market.

Interest rates, both on loans and deposits, and prices of fee-based services, are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of Randolph’s competitors have greater resources, broader geographic markets and higher lending limits than Randolph and can better afford and make more effective use of media advertising and support services than Randolph can. To counter these competitive disadvantages, Randolph depends on its reputation as a community bank in its local market, its direct customer contact, its ability to make credit and other business decisions locally, and its personalized service.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. Additionally, with the elimination of restrictions on interstate banking, a North Carolina commercial bank may be required to compete not only with other North Carolina-based financial institutions, but also with out-of-state financial institutions which may acquire North Carolina institutions, establish or acquire branch offices in North Carolina, or otherwise offer financial services across state lines, thereby adding to the competitive atmosphere of the industry in general. In terms of assets, Randolph is one of the smaller commercial banks in North Carolina.

To counter its competitive disadvantages, Randolph attempts to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions locally. Randolph also depends on its reputation as a community bank in its banking markets and its involvement in the community it serves.

Employees.    On August 17, 2007, Randolph employed 84 full-time employees (including its executive officers) and 20 part-time employees. None of Randolph’s employees are covered by a collective bargaining agreement. Randolph believes its relations with its employees to be good.

Legal Proceedings.    From time to time Randolph may become involved in legal proceedings occurring in the ordinary course of its businesses. However, subject to the uncertainties inherent in any litigation, there currently are no pending or threatened proceedings that management of Randolph believes are likely to result in a material adverse change in Randolph’s consolidated financial condition or operations.

Properties.    Randolph owns the facilities housing six of its banking offices (including the new office currently under construction), and it constructed its seventh banking office on leased real estate. Randolph leases the facilities housing its remaining four offices and the facilities housing its mortgage loan and business banking offices. In addition, Randolph owns two facilities which house its data processing and loan operations functions. Each of Randolph’s banking offices is in good condition and fully equipped for its purposes. On June 30, 2007, Randolph’s financial statements reflected investment in premises and equipment (cost less accumulated depreciation) of approximately $4.4 million.

Consolidated Financial Statements

Randolph’s audited consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004, and its unaudited consolidated interim statements of condition, statements of income, and statements of cash flows, as of and for the six-month periods ended June 30, 2007 and 2006, are included in this Joint Proxy Statement/Prospectus under the caption “Consolidated Financial Statements of Randolph Bank & Trust Company” on page F-31.

Memorandum of Understanding

On March 16, 2005, Randolph entered into a Memorandum of Understanding with the FDIC and the North Carolina Commissioner of Banks resulting from unsatisfactory conditions identified by both regulatory authorities during a joint examination of Randolph as of October 11, 2004. The MOU sets forth certain actions required to be taken by Randolph to rectify those unsatisfactory conditions. Primary among the issues the MOU required Randolph to address was Randolph’s lending function, including (i) strengthening loan documentation; (ii) eliminating loans identified by the regulators as “loss” as of October 11, 2004; (iii) limiting the capitalization of interest on loans to borrowers whose prior loans were adversely classified by the regulators; (iv) developing an action plan to be approved by the regulators regarding criticized assets identified by the regulators; (v) developing loan review procedures to be approved by the regulators; and (vi) having the Board of Directors review quarterly the adequacy of Randolph’s allowance for loan losses. Additionally, the MOU required Randolph to develop a written profit and capital plan to increase its capital. Randolph accomplished that during 2006 through an offer and sale of $2.3 million of its Series A preferred stock and, at the close of 2006, Randolph’s management believed that it had complied with all terms of the MOU. However, while Randolph remains “well capitalized” under regulatory capital guidelines, in the first quarter of 2007 its leverage capital ratio fell below the minimum ratio of 8.0% required by the MOU. Randolph’s leverage capital ratio as of June 30, 2007 was 7.82%.

Beneficial Ownership of Capital Stock

The following table describes the beneficial ownership of Randolph’s common stock on August 17, 2007, by Randolph’s current directors and certain of its executive officers, individually, and by all Randolph’s directors and executive officers as a group. Wallace W. Garner and Christy B. McKenzie, who are listed in the table, are the only persons known by Randolph’s management to own, beneficially or of record, 5% or more of Randolph’s outstanding common stock or Series A preferred stock.

Name of beneficial owner	Amount and nature of beneficial ownership		Percent of class(1)
Common Stock

Harvey Adams, M.D. Asheboro, NC	26,881	(2)	2.72%

D. Harold Briles Asheboro, NC	31,390	(3)	3.18%

Henry N. Buckner Burlington, NC	2,800		0.28%

Wallace W. Garner Denton, NC	49,736	(4)	5.03%

Christy B. McKenzie Asheboro, NC	38,071	(5)	3.85%

Sam W. Moore Burlington, NC	2,406		0.24%

K. Reid Pollard Asheboro, NC	18,140	(6)	1.82%

J. Howard Redding Asheboro, NC	3,970	(7)	0.40%

Phillip O. Ridge Randleman, NC	9,475	(8)	0.96%

Doris H. Smith Asheboro, NC	32,933	(9)	3.33%

C. Mike Whitehead Asheboro, NC	5,311	(10)	0.53%

Milton F. Yates Asheboro, NC	5,945	(11)	0.60%

All current directors and executive officers as a group (12 people)	227,058		22.68%

Series A Preferred Stock

Harvey Adams, M.D. Asheboro, NC	100		4.35%

Wallace W. Garner Denton, NC	350		15.22%

Christy B. McKenzie Asheboro, NC	350		15.22%

All current directors and executive officers as a group (12 people)	800		34.78%

(1)	The percentage of Randolph’s common stock beneficially owned by each individual and the group is based on a number of outstanding shares equal to the sum of (a) 988,025 shares of common stock outstanding as of August 17, 2007, plus (b) shares of common stock capable of being acquired upon the exercise of stock options within 60 days of August 17, 2007 by the individual or group. The percentage of Randolph’s Series A preferred stock beneficially owned by each individual and the group is based on 2,300 outstanding shares.

(2)	Includes 3,492 shares owned individually by Dr. Adams’ spouse.
(3)	Includes 5,151 shares owned jointly with Mr. Briles’ spouse and 6,456 owned individually by Mr. Briles’ spouse.
(4)	Includes 24,868 shares owned individually by Mr. Garner’s spouse.
(5)	Includes 9,916 shares owned jointly with Ms. McKenzie’s spouse, 9,208 shares owned individually by Ms. McKenzie’s spouse, and 1,555 shares held as custodian for minor children.
(6)	Includes 8,022 shares capable of being acquired upon the exercise of stock options and 1,130 shares held as custodian for minor children.
(7)	Includes 12 shares owned jointly with Mr. Redding’s spouse and 3,178 shares owned individually by Mr. Redding’s spouse.
(8)	Includes 7,765 shares owned jointly with Mr. Ridge’s spouse and 1,239 shares held as custodian for minor children.
(9)	Includes 24,025 shares owned jointly with Ms. Smith’s spouse and 4,454 shares owned individually by Ms. Smith’s spouse.
(10)	Includes 5,208 shares capable of being acquired upon the exercise of stock options.
(11)	Includes 1,644 shares owned jointly with Mr. Yates’ spouse and 474 owned individually by Mr. Yates’ spouse.

Section 16(a) Beneficial Ownership Reporting Compliance

Randolph’s directors and executive officers are required to file certain reports with the Federal Deposit Insurance Corporation regarding the amount of and changes in their beneficial ownership of Randolph’s common stock (including, without limitation, an initial report following the person’s election as an officer or director of Randolph and a report following any change in a reporting person’s beneficial ownership). Based upon a review of copies of reports received by Randolph, all required reports of directors and executive officers of Randolph were filed on a timely basis during 2006.

Election of Board of Directors

Nominees for Election as Directors.    If the merger is not completed, Randolph will continue to be managed by its Board of Directors and officers. For that reason, Randolph’s shareholders will elect directors at the Randolph Annual Meeting. Randolph’s Bylaws provide for a Board of Directors made up of not less than nine nor more than 18 directors. The Board or Randolph’s shareholders may set and change the number of directors from time to time within those limits. If there are nine or more members, the Board will be divided into three classes approximately equal in number, with each class being elected for staggered three-year terms. The number of Randolph’s directors currently is set at eleven, and the following four current directors whose terms will expire at the Annual Meeting have been nominated by Randolph’s Board for election to new three-year terms.

Name and age	Positions with Randolph	Year First Elected	Proposed Term of Office	Principal Occupation and Business Experience
Harvey Adams, M.D. (77)	Director	1978	3 years	Retired physician; formerly physician, Asheboro OB GYN Associates, P.A.

Henry N. Buckner (57)	Director	2002	3 years	Accountant, Apple, Bell, Johnson & Co., P.A. (accounting firm)

J. Howard Redding (70)	Director	1978	3 years	Attorney at Law, Asheboro, NC

Milton F. Yates (63)	Director	1978	3 years	Owner and CEO, Yates Country Ham, Inc., Asheboro, NC

Randolph’s Board of Directors recommends that Randolph’s shareholders vote “FOR” each of the four nominees named above. The four nominees receiving the highest numbers of votes will be elected.

Incumbent Directors.    Randolph’s Board of Directors includes the following directors whose terms will continue after the Annual Meeting. Certain information regarding those directors is set forth in the following table.

Name and Age	Positions with Randolph	First Elected/ Current Term Expires	Principal Occupation and Business Experience
D. Harold Briles (72)	Director	1981/2008	Semi-retired Vice President, Briles Oil & Gas, Inc. (petroleum distributor)

Wallace W. Garner (82)	Director	1978/2009	Retired; previously, Owner, Garner Seed Company (seed wholesaler)

Christy B. McKenzie (51)	Director	1994/2008	Co-owner, Branco Enterprises, Inc. (clothing sales)

Sam W. Moore (77)	Director	2002/2009	President, Realty Concepts, Inc. (real estate company)

K. Reid Pollard (52)	President, Chief Executive Officer and Director	1985/2009	President and CEO, Randolph Bank & Trust Company

Phillip O. Ridge (46)	Director	1989/2009	President, Holly Ridge Golf Links, Inc. (golf course); Owner, Ridge Farms (dairy farm)

Doris H. Smith (69)	Director	1979/2008	Real estate developer

Appointment of Randolph’s Directors as Directors of BankCorp and BOC.    The Agreement provides that, following the merger, four Randolph directors to be selected by BankCorp who remain directors just before completion of the merger will be appointed to serve as directors of BankCorp and BOC following the merger. In that regard, BankCorp’s Board tentatively has selected D. Harold Briles, Christy B. McKenzie, Phillip O. Ridge and Doris H. Smith to serve as directors of BankCorp and BOC. Final decisions or action on those appointments will not occur until after the merger is completed. All other directors of Randolph who remain directors just before completion of the merger will be appointed to a Randolph County advisory board of BOC. (See “The Merger—Special Interests of Randolph’s Directors and Executive Officers” on page     and “Information About Randolph—Election of Board of Directors” on page     .)

Director Relationships.    No Randolph director is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940. Mr. Garner and Dr. Adams, each of whom has been a director since 1978, are brothers-in-law.

Director Independence

With the exception of Mr. Pollard, each member of Randolph’s Board of Directors is “independent” as defined by the listing requirements of The Nasdaq Stock Market and the regulations promulgated under the Securities Exchange Act of 1934. In making this determination, the Board considered all insider transactions with directors for the provision of goods or services to Randolph. All such transactions were conducted at arm’s length upon terms no less favorable than those that would be available from an independent third party.

Attendance by Directors at Meetings

Randolph’s Board held 17 meetings during 2006. Each director attended 75% or more of the aggregate number of meetings of the Board and any committees on which he or she served. Randolph encourages each of its directors to attend Randolph’s annual shareholder meeting. All of Randolph’s eleven directors attended the 2006 annual meeting.

Committees of Randolph’s Board

Randolph’s Board has several standing committees, including an Audit Committee, a Compensation Committee, and a Nominating Committee.

Audit Committee.    The Audit Committee has in place pre-approval policies and procedures that involve an assessment of the performance and independence of Randolph’s independent auditors, an evaluation of any conflicts of interest that may impair the independence of the independent auditors and pre-approval of an engagement letter that outlines all services to be rendered by the independent auditors.

Report of the Audit Committee

The Audit Committee of Randolph is responsible for receiving and reviewing the annual audit report of Randolph’s independent auditors and reports of examinations by bank regulatory agencies, and helps formulate, implement, and review Randolph’s internal audit program. The Audit Committee assesses the performance and independence of Randolph’s independent auditors and recommends their appointment and retention.

During the course of its examination of Randolph’s audit process in 2006, the Audit Committee reviewed and discussed the audited financial statements with management. The Audit Committee also discussed with the independent auditors, Dixon Hughes PLLC, all matters required to be discussed by the Statement of Auditing Standards No. 61, as amended. Furthermore, the Audit Committee received from Dixon Hughes PLLC disclosures regarding their independence required by the Independence Standards Board Standard No. 1, as amended and discussed with Dixon Hughes PLLC their independence.

Based on the review and discussions above, the Audit Committee recommended to the Board that the audited financial statements be included in Randolph’s annual report on Form 10-KSB for the year ended December 31, 2006 for filing with the Federal Deposit Insurance Corporation.

The Audit Committee has a written charter which was attached as an exhibit to Randolph’s 2005 Proxy Statement. Although Randolph’s common stock is not traded on any exchange, the Audit Committee members are “independent” and “financially literate” as defined by the listing requirements of The Nasdaq Stock Market. The Audit Committee has not appointed an “audit committee financial expert,” because no member of the Audit Committee meets the criteria of an “audit committee financial expert.” The Audit Committee met four times during 2006.

This report is submitted by the Audit Committee:

Harvey Adams, M.D.	D. Harold Briles
Henry N. Buckner	Wallace W. Garner
Christy B. McKenzie	J. Howard Redding
Phillip O. Ridge	Doris H. Smith

Compensation Committee.    The members of the Compensation Committee during 2006 were Dr. Adams and Messrs. Briles, Buckner, Garner, Moore, Pollard, Redding, Ridge and Yates and Ms. Smith. The Compensation Committee reviews and approves all salaries and benefits of Randolph’s officers and employees. K. Reid Pollard participated in meetings when called upon by the Compensation Committee, but did not participate in discussions regarding his own compensation. The Compensation Committee met two times in 2006.

Nominating Committee.    The members of the Nominating Committee during 2006 were Ms. Smith and Messrs. Moore and Ridge. The Nominating Committee recommends nominees to the entire Board for election as directors. K. Reid Pollard serves as an advisor to the Nominating Committee on an “as needed” basis. In 2006, the Nominating Committee did not meet. In 2007, the full Board of Directors served as the Nominating Committee and, in that capacity, they met once in connection with the selection of nominees for election at the Randolph Annual Meeting. In making recommendations to the Board, the Nominating Committee will consider candidates recommended by shareholders, in writing, to the Nominating Committee if received at least 120 days, but not more than 150 days, prior to the Annual Meeting at which directors are to be elected. Such recommendation of nominees shall include, among other things, in accordance with Article IV, Section 4 of Randolph’s Bylaws, the recommended nominee’s employment history, current beneficial ownership, criminal history, written consent to such recommendation, and any arrangements in connection with such recommendation. The nominating committee has adopted a formal written charter that was attached as an exhibit to Randolph’s 2004 Proxy Statement.

Directors’ Compensation

Randolph’s directors were paid a monthly retainer of $1,200 for their services during 2006. The following table summarizes the compensation paid or provided to Randolph’s directors for 2006.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash		Stock Awards	Option Awards	All Other Compensation(1)	Total
Harvey Adams, M.D.	$14,400		$-0-	$-0-	$-0-	$14,400
D. Harold Briles	14,400	(2)	-0-	-0-	-0-	14,400
Henry N. Buckner	14,400		-0-	-0-	-0-	14,400
Wallace W. Garner	14,400		-0-	-0-	-0-	14,400
Christy B. McKenzie	10,800	(3)	-0-	-0-	-0-	10,800
Sam W. Moore	14,400		-0-	-0-	-0-	14,400
J. Howard Redding	14,400		-0-	-0-	-0-	14,400
Phillip O. Ridge	14,400		-0-	-0-	-0-	14,400
Doris H. Smith	14,400		-0-	-0-	-0-	14,400
Milton F. Yates	14,400	(4)	-0-	-0-	-0-	14,400

(1)	K. Reid Pollard is not listed in the table. He is compensated as an officer of Randolph and does not receive any separate compensation for his service as a director.
(2)	Fees were deferred at the election of Mr. Briles.
(3)	Fees were deferred at the election of Ms. McKenzie.
(4)	$2,160, or 15%, of Mr. Yates fees were deferred at his election.

Randolph also has entered into consulting and supplemental retirement pay agreements with each of its directors. Under these agreements, directors are entitled to receive, upon the later of age 65 or termination of their service as active members of the Board, monthly retirement payments during their lifetimes that are based upon their years of service as directors. In return for these retirement payments, the agreements provide that each retired director will provide certain consulting services to Randolph and attend regular and special meetings of the Board. Before the merger is completed, each director will receive a one-time payment in settlement of all his or her rights to future retirement benefits. The individual payment amounts may vary based on the directors’ years of service, but the total amount of payments to all directors as a group will not exceed $250,000.

Executive Officers

Information regarding Randolph’s executive officers is contained in the following table.

Name	Age	Position with Randolph	Business Experience
K. Reid Pollard	52	President and Chief Executive Officer	President and Chief Executive Officer of Randolph since 1985

Lisa B. Boylen(1)	49	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Randolph since 2002; Vice President and Chief Financial Officer, Centennial Bank, Southern Pines, NC, 2000-2002

C. Michael Whitehead, Jr.	37	Vice President and Chief Credit Officer	Vice President and Chief Credit Officer since 2003; Assistant Vice President and Commercial Banking Manager, 2000-2003

(1)	Resigned as of December 8, 2006.

Executive Compensation

Summary.    The following table shows cash and certain other compensation paid to or received or deferred by Mr. Pollard and Mr. Whitehead for services rendered in all capacities during 2006. No other current or former executive officer of Randolph received compensation for 2006 which exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings		All Other Compensation(2)	Total
K. Reid Pollard President and CEO	2006	$168,000	$2,000	$-0-	$-0-	$-0-	$77,024	(3)	$14,434	$261,458
C. Mike Whitehead Chief Credit Officer	2006	92,607	10,000	-0-	-0-	-0-	-0-		11,147	113,754

(1)	Includes amounts of salary deferred at each officer’s election under Randolph’s Section 401(k) plan. Mr. Pollard is a member of Randolph’s Board of Directors, but he does not receive any additional compensation for his services as a director.
(2)	For each officer, includes matching 401(k) contributions and insurance premiums paid on behalf of the named executive. Perquisites did not exceed $10,000.
(3)	Represents the aggregate change in the actuarial present value of Mr. Pollard’s deferred compensation plans as more fully described below.

Stock Options.    At Randolph’s 1998 Annual Meeting, the shareholders approved the 1998 Omnibus Stock Plan which provides for the issuance of either incentive stock options, as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options for directors. No options were granted to Mr. Pollard or Mr. Whitehead during 2006.

The following table sets forth information about outstanding stock options held by Mr. Pollard and Mr. Whitehead as of December 31, 2006, all of which are vested and fully exercisable.

OUTSTANDING EQUITY AWARDS AT 2006 YEAR END

Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date
K. Reid Pollard	3,841	-0-	$18.95	5/1/2009
	3,377	-0-	20.61	5/1/2010
	804	-0-	20.89	6/1/2011
C. Mike Whitehead	466	-0-	20.89	6/1/2011
	608	-0-	24.68	5/1/2013
	4,134	-0-	27.21	8/1/2015

401(k) Savings Plan.    Randolph has adopted a 401(k) Retirement Plan (the “401(k) Plan”) which covers all employees that are age 18 or older and that have completed at least thirty days of service (each a “401(k) Participant”). The 401(k) Plan provides for discretionary employer contributions, and employer matching contributions. For each plan year (as defined in the 401(k) Plan), Randolph’s Board of Directors determines a percentage of each 401(k) Participant’s salary reduction contribution to contribute. If the determination is not made, then the amount contributed by Randolph is 100% of each 401(k) Participant’s salary reduction contribution, with the amount matched by Randolph not exceeding 6% of the 401(k) Participant’s compensation. The maximum salary reduction permitted to a 401(k) Participant, with certain exceptions, was $15,000 for 2006, but in no event were Participants permitted to contribute more than the maximum set forth under Section 402(g) of the Internal Revenue Code. All employee contributions are fully vested and nonforfeitable at all times, and all employer contributions begin vesting after two years of service at 20% per year. The value of a 401(k) Participant’s accounts under the 401(k) Plan becomes payable to him or her in full upon retirement, total or permanent disability or termination of employment for any other reason, or becomes payable to a designated beneficiary upon a

401(k) Participant’s death. The 401(k) Plan provides that the 401(k) Participant will share in contributions made by Randolph for a plan year if the 401(k) Participant is terminated for any reason other than death, disability, or retirement (as permitted under the 401(k) Plan). The 401(k) Plan also contains provisions for withdrawals in the event of certain hardships. Contributions to the 401(k) Plan and any income accrued on those contributions are not subject to federal or state taxes until such time as they are withdrawn by the 401(k) Participant. The amount contributed to the 401(k) Plan during 2006 for the benefit of Mr. Pollard and Mr. Whitehead is listed in the Summary Compensation Table above under the heading “All Other Compensation.”

Deferred Compensation Plans and “Change in Control” Arrangements.    In 1995, Randolph established an Executive Deferred Compensation Plan and a Supplemental Income Plan on behalf of Mr. Pollard for his past and future service. The Deferred Compensation Plan and Supplemental Income Plan provide for payments of $55,000 and $72,000, respectively, per year for 10 years upon Mr. Pollard’s retirement from Randolph at age 65. The Deferred Compensation Plan also provides for the payment of disability insurance premiums on Mr. Pollard’s behalf. Under the Deferred Compensation Plan, Mr. Pollard would not be entitled to any benefits if he voluntarily resigns or is terminated for cause prior to age 65. However, if his employment is terminated without cause prior to reaching age 65, Mr. Pollard would be entitled to the benefit accrued on his behalf based on a vesting schedule set forth in the Plan. The Supplemental Income Plan, on the other hand, provides that in the event of Mr. Pollard’s termination from service with Randolph for any reason other than retirement or death, he is entitled to his vested percentage in that Plan’s benefit upon reaching age 65, or upon death. Further, the Supplemental Income Plan provides that, upon a “change in control” of Randolph, he will be fully vested in the benefit of the Plan. If a “change in control” had occurred on December 31, 2006, Mr. Pollard would have been entitled to receive the stated benefit, $72,000 per year for 10 years, beginning at age 65, regardless of his employment status after the “change in control.”

In 1996, Randolph established an Executive Indexed Salary Contribution Plan (the “Index Plan”) to provide supplemental retirement benefits for Mr. Pollard. The Index Plan generally provides benefits to Mr. Pollard upon attaining age 60 that equal the difference between the cash value of an insurance policy purchased pursuant to the Index Plan and the real costs plus opportunity costs associated with maintaining the Index Plan. If Mr. Pollard voluntarily resigns, is discharged without cause, or dies prior to attaining age 60, he would be entitled to reduced benefits under the Index Plan, but he would be entitled to no benefits if he were discharged for cause. Upon a “change in control” of Randolph and subsequent termination of Mr. Pollard’s employment, he is entitled to the full benefits of the Index Plan upon attaining age 60. Had a “change in control” of Randolph occurred on December 31, 2006, Mr. Pollard would have been entitled to ten yearly payments under the Index Plan with a total present value of $303,000. The Deferred Compensation Plan, Supplemental Income Plan, and Index Plan are structured for full cost recovery by Randolph upon their maturity.

In 1992, Randolph and Mr. Pollard entered into an Executive Income Split-Dollar Agreement under which Randolph pays the premiums for a life insurance policy on Mr. Pollard’s life with a face amount of $600,000. In the event of Mr. Pollard’s death while employed with Randolph, Mr. Pollard’s beneficiary will receive $550,000 and Randolph will receive the remaining face value of the policy. The Executive Income Split-Dollar Agreement will terminate, and Mr. Pollard will not receive any benefits from the life insurance policy upon Mr. Pollard’s voluntary termination, his discharge for any reason prior to death or upon Mr. Pollard’s retirement at age 65.

In 2003, Randolph and Mr. Pollard have entered into an agreement (the “Change in Control Agreement”) providing that, following a change in control, if Randolph terminates Mr. Pollard’s employment for reasons other than his disability, retirement, or for cause, or if Mr. Pollard terminates his own employment for certain reasons relating to his then current work conditions, then Randolph will pay to Mr. Pollard a lump sum equal to 2.99 times his “base amount” during the years immediately preceding a change in control of Randolph, subject to certain provisions in the agreement resulting in the reduction of the lump sum payment to Mr. Pollard. If a “change in control” of Randolph had occurred on December 31, 2006, the lump sum payable to Mr. Pollard under his Change in Control Agreement as of December 31, 2006 would have been $512,686.

Randolph and Mr. Whitehead have entered into an agreement which is substantially similar to Mr. Pollard’s Change in Control Agreement, except that Mr. Whitehead would be paid a lump sum equal to 1.60 times his “base amount” during the years immediately preceding a change in control of Randolph. If a change in control of Randolph had occurred on December 31, 2006, the lump sum payable to Mr. Whitehead under his Change in Control Agreement would have been $142,061.

During 2004, Randolph and Mr. Whitehead entered into a Split-Dollar Insurance Agreement under which Randolph pays the premiums for a life insurance policy on Mr. Whitehead’s life with a face amount of $350,000. In the event of Mr. Whitehead’s death while employed with Randolph, Mr. Whitehead’s beneficiary will receive up to $100,000, and Randolph will receive the remaining face value of the policy.

Transactions with Related Persons

Randolph has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates. All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

Loans made by Randolph to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the Board of Directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of Randolph’s lending matters. To the best knowledge of the management of Randolph, Regulation O has been complied with in its entirety.

The highest aggregate amount of extensions of credit outstanding to Randolph’s current directors, executive officers and their associates during 2006 was $3,597,860 which represented 18.3% of Randolph’s equity capital accounts on January 31, 2006. The aggregate amount of extensions of credit outstanding to one any director did not exceed 20% of the equity capital accounts of Randolph during 2006.

Independent Accountants

The Audit Committee of Randolph’s Board of Directors has appointed the firm of Dixon Hughes PLLC, Certified Public Accountants, as Randolph’s independent public accountants for 2007. A representative of Dixon Hughes PLLC is expected to be present at the Annual Meeting and available to respond to appropriate questions, and will have the opportunity to make a statement if he or she desires to do so.

Randolph has paid Dixon Hughes PLLC fees in connection with its assistance in Randolph’s annual audit and review of Randolph’s financial statements. The following table sets forth the fees paid to Dixon Hughes PLLC in various categories in 2006 and 2005.

Category	2006	2005
Audit Fees(1)	$172,675	$70,000
Audit-Related Fees(2)	18,604	34,371
Tax Fees	11,500	10,440
All Other Fees	—	250

Total Fees Paid	$202,779	$115,061

(1)	Includes 2006 audit, review of interim financial statements and Forms 10-QSB and audit procedures related to the restatement of Randolph’s 2005 annual report on Form 10-KSB as well as the restatement of March 2006 and June 2006 quarterly reports on Form 10-QSB.
(2)	Includes audit of employee benefit plans, routine accounting consultations, and report production assistance.

All services rendered by Dixon Hughes PLLC during 2006 and 2005 were subject to pre-approval by the Audit Committee.

Proposal to Authorize Management to Adjourn the Randolph Annual Meeting

Under North Carolina law, a shareholders meeting may be adjourned and reconvened one or more times to a later date for any reason. If the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

If a quorum is not present at the Randolph Annual Meeting, or if there are insufficient shares of Randolph common stock represented at the Annual Meeting, being voted in the affirmative, or being voted at all, to vote on or approve the Agreement and merger, Randolph’s management may decide to adjourn the meeting until a later date and time to permit it to solicit additional proxy cards. In that event, a proposal would be submitted for voting by the shareholders represented at the Annual Meeting to adjourn the meeting and reconvene it at a later date. If you vote to authorize management to adjourn the meeting, you will authorize the Proxies to vote your shares in favor of one or more adjournments of the Annual Meeting for up to not more than a total of 120 days for any reason.

Randolph’s Board of Directors recommends that you vote “FOR” this proposal. To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

Other Available Information

Randolph is subject to the informational requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and it files reports and other information, including annual reports, quarterly reports and proxy statements, with the Federal Deposit Insurance Corporation (the “FDIC”) under the 1934 Act. Copies of the reports Randolph files are on file with the FDIC and are available for inspection at the offices of the FDIC’s Accounting and Securities Disclosure Section located at Room F-6043, 550 17th Street, N.W., Washington, DC 20429. You also may obtain copies of Randolph’s reports by calling the FDIC’s Accounting and Securities Disclosure Section at (202) 898-8913, by facsimile at (202) 898-8505, or by email at mfields@fdic.gov.

A copy of Randolph’s 2006 Annual Report on Form 10-KSB, as filed with the FDIC, and/or a copy of Randolph’s 2006 Annual Disclosure Statement required by the FDIC’s regulations, will be sent without charge to any Randolph shareholder upon his or her written request. Requests should be sent to K. Reid Pollard at Randolph Bank & Trust Company, 175 North Fayetteville Street, Asheboro, North Carolina 27203.

Proposals for 2008 Annual Meeting

If the merger is completed, then Randolph will not have a 2008 annual meeting of shareholders. However, in the event that the merger is not completed, there will be a 2008 annual meeting and, based on the date of the upcoming Annual Meeting, any shareholder proposal, other than a nomination for election as a director, that is intended to be presented for action at that annual meeting would have to have been received by Randolph’s Corporate Secretary in writing at its address listed below no later than             , 2008, to be considered timely received for inclusion in the proxy statement and proxy card that Randolph would distribute in connection with that meeting. Written notice of a shareholder proposal (other than a nomination) intended to be presented at Randolph’s annual meeting, but which is not intended to be included in Randolph’s proxy statement and form of appointment of proxy, would have to have been received by Randolph’s Corporate Secretary at the address listed below no later than             , 2008, for that proposal to be considered timely received for purposes of the discretionary authority of the proxies for shareholders at that meeting to vote on other matters presented for action at the meeting.

However, if Randolph does have a 2008 annual meeting, it likely will be held during May 2008 and the deadlines for submitting shareholder proposals will be earlier than the dates listed above. In that event, Randolph will announce the earlier deadline in its earliest possible quarterly filing on Form 10-QSB or in a Current Report on Form 8-K.

In order for a proposal to be included in Randolph’s proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of Randolph’s common stock entitled to be voted on that proposal at the meeting, must have held those shares for a period of at least one year, and must continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in SEC rules.

The notices described above should be mailed to:

Randolph Bank & Trust Company

Attention: Corporate Secretary

175 North Fayetteville Street

Asheboro, North Carolina 27203

RANDOLPH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of Randolph’s financial condition and results of operations. The discussion is provided to help you in examining and understanding the operating results and financial condition of Randolph. The following analysis should be reviewed along with the audited consolidated financial statements and accompanying notes included in this Joint Proxy Statement/Prospectus on page F-31 and the supplemental financial data appearing throughout this discussion and analysis. This discussion contains forward-looking statements that involve risks and uncertainties. Randolph’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. Randolph declared 5% stock dividends in each of the last three years. All per share and weighted average share information presented in this discussion and analysis has been adjusted for the effects of these stock dividends.

Overview

Randolph is a North Carolina chartered banking corporation organized in 1978. Randolph is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stable growth.

Randolph offers a full array of commercial and retail banking services through seven offices in the city of Asheboro and surrounding areas of Randolph County, North Carolina and the city of Burlington and surrounding areas of Alamance County, North Carolina. Randolph’s customer base is primarily retail oriented and directed toward individuals and small- and medium-sized businesses.

Randolph has one wholly-owned subsidiary, Randolph Investment Services Company, which provides brokerage services.

Critical Accounting Policy

Randolph’s most significant critical accounting policy is the determination of the allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of Randolph’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. If the mix and amount of future write-offs differ significantly from those assumptions used in making its determination, the allowance for loan losses and provision for loan losses on Randolph’s income statement could be materially affected. For further discussion of the allowance for loan losses and a detailed description of the methodology Randolph uses in determining the adequacy of the allowance, see the section of this discussion titled “Allowance for Loan Losses” and Note C to Randolph’s consolidated financial statements contained in this Joint Proxy Statement/Prospectus.

Off-balance Sheet Arrangements

Information about Randolph’s off-balance sheet risk exposure is presented in Note M to the accompanying consolidated financial statements beginning on Page F-54. As part of its ongoing business, Randolph does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2006, Randolph is not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

See Note A to the consolidated financial statements on Page F-42 and F-63 for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Results of Operations—2006 Compared to 2005

The following discussion and analysis provides a comparison of Randolph’s results of operations for the years ended December 31, 2006 and 2005. This discussion should be read in conjunction with the accompanying consolidated financial statements and related notes.

Overview.    Randolph reported net income available to common shareholders of $517,000 or diluted net income per common share of $0.52 for the year ended December 31, 2006, as compared with net income of $672,000 or $0.68 per diluted share for the year ended December 31, 2005. Net income before the payment of dividends to preferred stock shareholders was $692,000 for the year ended December 31, 2006, representing a 2.98% increase over the prior year. The increase was primarily attributable to a decline of $115,000 in the provision for loan losses and increases in non-interest income. The increase was partially offset by a net loss on derivative transactions of $316,000 and losses from the sale of loans and other assets.

Year-to-date annualized return on average assets based on net income available to common shareholders was .19% compared to .26% for the year ended December 31, 2005. Year-to-date annualized return on equity on the same basis was 2.29% compared to 3.33% for the year ended December 31, 2005.

Net Interest Income.    An analysis of Randolph’s net interest income and average balance sheet is presented in Table 1. The changes in net interest income from year to year are analyzed in Table 2.

Net interest income, the difference between total interest income and total interest expense, is Randolph’s principal source of earnings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin is tax equivalent net interest income divided by average earning assets and is influenced by the level and mix of interest-earning assets and interest-bearing liabilities.

For the year ended December 31, 2006, net interest income amounted to $8.7 million, unchanged from the same period last year. The tax equivalent net interest margin (tax equivalent net interest income/average earning assets) decreased 24 basis points to 3.57% compared to last year’s ratio of 3.81%. The decline in the net margin was attributable to (i) a change in the mix of earning assets (average loans as a percentage of average earning assets declined, while average investments and federal funds sold to average earning assets increased), (ii) a change in the mix of deposits (average time deposits as a percentage of total deposits for the year ended December 31, 2006 was lower than the same ratio for the year ended December 31, 2005. Time deposits typically have a higher interest rate than other deposit types), (iii) a flattening/inversion of the treasury yield curve (iv) increases in short-term rates and (v) competitive pricing pressures for loans and deposits.

Total interest income for the year ending December 31, 2006 was $16.7 million, a 16.0% increase from December 31, 2005. The increase is primarily attributable to a 51 basis point increase in the yield on earning assets. Although the prime rate rose 225 basis points from June 2005 to December 31, 2006, only a small portion of Randolph’s earning assets reprice as prime increases. The majority of the loan portfolio and the investment portfolio are priced according to longer-term market rates. During 2006, the shape of the treasury yield curve flattened and longer-term rates did not rise in proportion to short-term rates. A $15.5 million increase in average earning assets and the change in the mix of earning assets also contributed to the increase. The average balance of loans increased $6.4 million and the average balance of investments increased $8.6 million, while overnight funds increased $1.3 million.

Total interest expense for the year ended December 31, 2006 was $8.0 million, an increase of $2.3 million or 40.4% from the year ended December 31, 2005. The cost of funds increased 85 basis points from 2.69% for year-end 2005 to 3.54% for year-end 2006. The increase in rate was attributable to an increase in market interest rates, an increase in average interest-bearing deposits of $15.3 million, and a change in the mix of deposits. Average time deposits as a percentage of total deposits for the years ended December 31, 2006 and 2005 were 55.5% and 49.7%, respectively. Time deposits typically have a higher interest rate than other deposit types which drives up Randolph’s interest cost as the mix changes.

Table 1

AVERAGE BALANCES AND NET INTEREST INCOME ANALYSIS

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)
Interest-earning assets:
Loans, net (1)(2)	$185,495	$13,471	7.26%	$179,060	$11,935	6.67%	$177,134	$11,135	6.32%
Investment securities (2)	62,857	3,261	5.19%	54,302	2,650	4.88%	51,601	2,517	4.88%
Federal funds sold	2,250	116	5.16%	966	29	3.00%	886	10	1.13%
Interest-bearing balances with banks	2,288	104	4.55%	3,005	104	3.46%	6,965	116	1.67%
FHLB stock	1,596	86	5.39%	1,616	62	3.84%	1,355	49	3.62%

Total interest-earning assets	254,486	17,038	6.70%	238,949	14,780	6.19%	237,941	13,893	5.84%

Other assets	20,383			17,403			16,771

Total assets	$274,869			$256,352			$254,712

Interest-bearing liabilities:
Deposits:
Interest-bearing demand	$32,313	591	1.83%	$34,731	504	1.45%	$29,115	201	0.69%
Savings and money market	43,023	788	1.83%	46,707	626	1.34%	50,908	414	0.81%
Time deposits over $100,000	43,970	1,927	4.38%	30,948	1,008	3.26%	29,547	806	2.73%
Other time deposits	81,211	3,292	4.05%	72,796	2,179	2.99%	73,344	1,844	2.51%
Federal funds purchased	263	15	5.70%	363	14	3.86%	76	1	1.32%
Borrowings	24,102	1,343	5.57%	24,783	1,334	5.38%	26,531	1,403	5.29%

Total interest-bearing liabilities	224,882	7,956	3.54%	210,328	5,665	2.69%	209,521	4,669	2.23%

Noninterest-bearing deposits	24,905			23,361			22,782
Other liabilities	2,542			2,502			1,505
Shareholders’ equity	22,540			20,161			20,904

Total liabilities and shareholders’ equity	$274,869			$256,352			$254,712

Net interest income and interest rate spread		$9,082	3.16%		$9,115	3.50%		$9,224	3.61%

Net yield on average interest-earning assets			3.57%			3.81%			3.88%

Ratio of average interest-earning assets to average interest-bearing liabilities	113.16%			113.61%			113.56%

(1)	Average balances include nonaccrual loans.
(2)	Yields on securities and loans are stated on a taxable-equivalent basis, assuming a Federal tax rate of 34 percent.

Table 2

VOLUME AND RATE VARIANCE ANALYSIS

	Year Ended December 31, 2006 vs. 2005 Increase (Decrease) Due To			Year Ended December 31, 2005 vs. 2004 Increase (Decrease) Due To
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest income:
Loans	$448	$1,088	$1,536	$125	$609	$734
Investment securities	431	180	611	132	1	133
Fed funds sold	52	35	87	2	17	19
Interest bearing balances with banks	(29)	29	—	(102)	90	(12)
FHLB stock	(1)	25	24	10	3	13

Total interest income	902	1,356	2,258	167	720	887

Interest expense:
Deposits:
Interest-bearing demand	(40)	127	87	60	243	303
Savings and money market	(58)	220	162	(45)	257	212
Time deposits over $100,000	497	422	919	42	160	202
Other time deposits	296	817	1,113	(15)	350	335
Federal funds purchased	(5)	6	1	7	6	13
Borrowings	(37)	46	9	(93)	24	(69)

Total interest expense	654	1,637	2,291	(44)	1,040	996

Net interest income increase (decrease)	$248	$(281)	$(33)	$211	$(320)	$(109)

Provision for Loan Losses.    The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered appropriate to absorb probable losses inherent in the portfolio. Accordingly, changes in the allowance for loan loss have a direct effect on the provision. Management’s determination of the adequacy of the allowance is based on the level of loan growth, changes in impaired loan valuations, changes in credit grades within the portfolio, current economic conditions, historical loan loss experience and other risk factors. For a more detailed discussion of Randolph’s process for estimating the allowance for loan losses, see Allowance for Loan Losses.

The provision for loan losses for the year ended December 31, 2006 amounted to $585,000 compared to the provision for loan losses of $700,000 for the year ended December 31, 2005. A significant portion of Randolph’s impaired assets were identified and provided for in prior periods. The level of impaired assets declined and there was no further weakening in the credit quality of these assets; hence, the lower provision for loan loss in 2006. Net charge-offs for the year ended December 31, 2006 amounted to $519,000 or 0.28% of average loans compared to $1.7 million or 0.96% of average loans in 2005. The majority of the charge-offs in 2006 had been provided for in prior periods.

Non-Interest Income.    Randolph’s primary sources of non-interest income are service charges on deposit accounts, gains and losses from the sale of investment securities and fee income from other bank products such as mortgages, non-bank investment products and services and merchant services. Also included in non-interest income are losses on derivatives. Because Randolph’s derivatives do not qualify for hedge accounting, changes in the fair value of the derivatives are recognized in non-interest income. In addition, net cash payments on Randolph’s interest rate swaps are also recognized in non-interest income.

Non-interest income was $3.0 million for the year ended December 31, 2006, an increase of $484,000 from the prior year. The increase was primarily attributable to a $520,000 increase in investment commission income due to an increase in volume and the addition of new brokers. Other income increased $328,000 due to a distribution from Randolph’s investment in Triangle Mezzanine Fund and revenue generated from other real estate. Declines in service charge income, brokered mortgage fees and data processing fees offset these gains as well as gains in ATM, Point of Sale, and merchant services fees. The net loss on derivative transactions was $316,000 for the year ended December 31, 2006 compared to a net loss of $404,000 for 2005. The decline in fair market value of derivatives was $56,000 and $376,000 for the years ended December 31, 2006 and 2005, respectively. The net amount paid on the interest rate swaps was $260,000 in 2006 compared to $28,000 in 2005. Under the terms of the swaps, Randolph makes a series of LIBOR based floating rate payments in exchange for receiving a series of fixed rate payments. With an increase in LIBOR during 2005 and 2006, the variable rate amount exceeded the fixed rate amount. Finally, Randolph had a loss on the sale of investment securities of $16,000 in 2006 compared to a gain of $46,000 in the prior year.

Non-Interest Expense.    Non-interest expense totaled $10.4 million for the year ended December 31, 2006, an increase of $654,000 or 6.7% over the $9.8 million reported for the same period of 2005. Salaries and benefits, the primary component of non-interest expense, increased $219,000. The increase is attributable to the addition of the Mebane Office and the addition of three new employees in Randolph’s investment services subsidiary. Occupancy expense increased 4.6% or $79,000 due to the addition of the Mebane Office. Other operating expense increased $356,000 due to (i) an increase in loan collection and other real estate expense associated with nonperforming assets, (ii) an increase in marketing expenses associated with Randolph’s brand identity campaign and new logo, (iii) an increase in professional audit fees associated with Randolph’s derivative instruments and the related restatement of Randolph’s financial statements, and (iv) an increase in legal fees. The legal fees related to litigation brought by a former vendor asserting claims of infringement that was eventually dismissed by the court and to the restatement of Randolph’s financial statements due to the change in accounting for derivatives.

Income Taxes.    Randolph had an expense of $32,000 for the year ended December 31, 2006, or an effective tax rate of 4.4%, compared to $97,000 for the year ended December 31, 2005. The provision in each year was affected by the level of Randolph’s tax-exempt income.

Results of Operations—2005 Compared to 2004

Overview.    Randolph reported net income of $672,000 or diluted net income per share of $0.68 for the year ended December 31, 2005, as compared with net income of $187,000 or $0.19 per diluted share for the year ended December 31, 2004. The increase is primarily attributable to a decrease of $1,860,000 in the provision for loan losses. The increase was partially offset by a decline in net interest income of $108,000, a decline in non-interest income of $723,000, and an increase in other operating expense of $142,000.

Net Interest Income.    Net interest income for the year ended December 31, 2005 was $8.7 million, a decline of $108,000 from the year ended December 31, 2004. The decrease was primarily attributable to higher rates paid on interest bearing liabilities relative to increases in asset yields. The tax equivalent net interest margin was 3.81% for the year ended December 31, 2005 compared to 3.88% for the year ended December 31, 2004. Total interest income increased $889,000 for the year ended December 31, 2005 compared to the same period last year. The increase was attributable to a 35 basis point increase in the yield on earning assets. Although the prime rate rose 325 basis points from June 2004 to December 31, 2005, only a small portion of Randolph’s earning assets reprice as prime increases. The majority of the loan portfolio and the investment portfolio are priced according to longer-term rates. During 2005, the shape of the treasury yield curve flattened and longer-term rates did not rise in proportion to short-term rates. A $1.0 million increase in average earning assets and the change in mix of earning assets also contributed to the increase.

Interest expense rose $996,000 for the year ended December 31, 2005 compared to last year. The cost of funds increased 46 basis points from 2.23% for year-end 2004 to 2.69% for year-end 2005. The increase in rate was primarily attributable to an increase in market rates.

Provision for Loan Losses.    The provision for loan losses for the year ended December 31, 2005 amounted to $700,000 compared to the provision for loan losses of $2.6 million for the year ended December 31, 2004. A significant portion of Randolph’s impaired assets were identified and provided for in prior periods. The level of impaired assets declined with no further weakening in the credit quality of these assets, resulting in a decrease in the provision for loan losses. Net charge-offs for the year ended December 31, 2005 amounted to $1.7 million or 0.96% of average loans and were unchanged compared to 2004. The majority of the charge-offs in 2005 had been provided for in prior periods.

Non-Interest Income.    Non-interest income was $2.5 million for the year ended December 31, 2005 compared to $3.3 million for the same period of 2004. The decrease was primarily attributable to a $395,000 decline in net realized gains on the sale of investment securities and an increase in the loss on derivatives of $360,000. The change in fair market value of derivatives was $376,000 and $257 for the years ended December 31, 2005 and 2004, respectively. The net amount paid on the interest rate swaps was $28,000 in 2005 compared to a net receipt of $213,000 in 2004. Other non-interest income increased $82,000 or 5.9%. Increases in investment commission income, gains on the sale of other real estate, increases in merchant services fees and increases in ATM and Point of Sale fees were offset by declines in brokered mortgage fees and lower gains on bank owned life insurance.

Non-Interest Expense.    Non-interest expense totaled $9.8 million for the year ended December 31, 2005, an increase of $142,000 or 1.5% over the $9.6 million reported for the same period of 2004. Salaries and benefits, the primary component of non-interest expense, decreased $218,000. The decrease is attributable to a reduction in the number of positions associated with Randolph’s mortgage operations, a reduction in overtime and lower deferred compensation expense. Other operating expense increased $355,000 due to (i) an increase in loan collection and other real estate expense associated with nonperforming assets, (ii) an increase in expenses associated with Randolph’s merchant services program, and (iii) an increase in employee training due to increased emphasis on sales training and loan training.

Income Taxes.    Randolph had an income tax expense of $97,000 for the year ended December 31, 2005, or an effective tax rate of 12.6%, compared to a tax benefit of $306,000 for the year ended December 31, 2004. The level of Randolph’s tax-exempt income affected the provision in each year. For 2004, tax-exempt income exceeded income before income taxes, resulting in a deferred tax benefit that exceeded income taxes then payable by $306,000.

Financial Condition at December 31, 2006 and 2005

Summary.    Total assets were $278.3 million at December 31, 2006, an increase of $9.4 million or 3.5% from year-end 2005. Loans increased to $190.5 million, representing growth of $7.0 million or 3.8%. Total deposits were $229.8 million at December 31, 2006 compared to $218.2 million at December 31, 2005. This represents growth of $11.6 million or 5.3%. Wholesale and public deposits declined $2.7 million and $649,000, respectively, in 2006. The growth rate excluding wholesale deposits and public funds was 7.5%. The investment portfolio decreased $6.6 million, while federal funds sold increased $6.8 million. Randolph sold longer term municipal bonds and bought shorter term agency bonds and mortgage-backed securities in order to shorten the average maturity, thereby reducing risk and providing protection in a rising rate environment. At year-end the cash that had not been reinvested in the securities market was sold in the overnight fed funds market.

Investment Portfolio.    The securities portfolio, all of which is classified as available for sale, is a component of Randolph’s asset-liability management strategy. The decision to purchase securities is based upon liquidity needs, changes in interest rates, changes in prepayment risk, and other factors. Securities available for sale are accounted for at fair value, with unrealized gains and losses recorded net of tax as a component of other comprehensive income. At December 31, 2006, securities available for sale were $55.5 million or 19.9% of total assets, compared to $62.1 million or 23.0% of total assets at December 31, 2005. Randolph’s investment strategy was to invest in a rising rate environment and take advantage of available opportunities. The collateralized mortgage obligations purchased were structured to provide good coupon income with nominal prepayments and minimal extension risks. Agencies were purchased to provide greater income with higher short-term rates and obtain call protection. The net yield on the portfolio at December 31, 2006 was 4.77%, up from 4.57% at December 31, 2005. The securities available for sale portfolio was also impacted by an increase in the unrealized net losses in the portfolio due to a rise in interest rates. Unrealized net losses on securities available for sale were $525,000 at December 31, 2006 compared to a net loss of $492,000 at December 31, 2005.

Table 3 shows as of December 31, 2006, 2005 and 2004 the carrying value of the components of the portfolio.

Table 3

SECURITIES PORTFOLIO COMPOSITION

	At December 31,
	2006	2005	2004
	(In thousands)
Securities available for sale:
U.S. government agencies	$23,004	$20,310	$11,802
Obligations of states and political subdivisions	7,406	9,900	8,578
Mortgage-backed securities	20,736	27,005	24,080
Corporate debt securities	4,332	4,869	4,382

Total securities available for sale	$55,478	$62,084	$48,842

Table 4 summarizes the amortized costs, fair values and weighted average yields of securities available for sale at December 31, 2006 by contractual maturity groups.

Table 4

MATURITIES AND YIELDS OF INVESTMENT SECURITIES

	Amortized Cost	Fair Value	Book Yield
	(Dollars in thousands)
Securities available for sale:
U. S. Treasury securities and obligations of U.S. government agencies
Due within one year	$1,784	$1,768	4.12%
Due after one but within five years	18,048	17,779	4.19%
Due after five but within ten years	3,112	3,053	4.83%
Due after ten years	404	404	5.58%

	23,348	23,004	4.29%

Obligations of states and political subdivisions
Due within one year	500	500	8.41%
Due after one but within five years	1,626	1,633	4.00%
Due after five but within ten years	1,768	1,788	4.55%
Due after ten years	3,396	3,485	4.39%

	7,290	7,406	4.62%

Mortgage-backed securities
Due after one but within five years	545	521	3.67%
Due after five but within ten years	6,420	6,233	4.49%
Due after ten years	14,172	13,982	4.97%

	21,137	20,736	4.79%

Corporate debt securities
Due after ten years	4,228	4,332	7.53%

	4,228	4,332	7.53%

Total securities available for sale
Due within one year	2,284	2,268	5.05%
Due after one but within five years	20,219	19,933	4.16%
Due after five but within ten years	11,300	11,074	4.59%
Due after ten years	22,200	22,203	5.38%

	$56,003	$55,478	4.77%

Loan Portfolio.    Randolph’s loan portfolio at December 31, 2006 was $190.5 million as compared with $183.5 million as of December 31, 2005, an increase of $7.0 million or 3.8%. Randolph’s portfolio is comprised primarily of commercial and commercial real estate loans to small and medium-sized businesses. All loans are originated with the intent to hold them for investment. The increase in real estate mortgage loans is primarily attributable to an increase in commercial real estate loans and a reclassification of commercial loans secured by real estate previously classified as commercial loans. During the fourth quarter of 2006, six loans with an aggregate principal balance of approximately $740,000 were sold, resulting in a loss of $116,000. Loans were sold in order to meet operating goals and to improve the risk profile of the Bank. The amounts and types of loans outstanding for the dates indicated are shown on Table 5.

Table 5

LOAN PORTFOLIO COMPOSITION

	At December 31,
	2006		2005		2004
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Loan type:
Real estate—mortgage loans	$133,111	69.83%	$116,879	63.59%	$101,085	57.72%
Real estate—construction loans	9,260	4.86%	17,348	9.44%	14,202	8.11%
Commercial and industrial loans	39,398	20.67%	42,760	23.26%	52,357	29.89%
Consumer loans	8,861	4.65%	6,814	3.71%	6,641	3.79%
Other loans	—	—%	—	—%	853	0.49%

Total loans	190,630	100.00%	183,801	100.00%	175,138	100.00%

Less:
Allowance for loan losses	(2,630)		(2,564)		(3,585)
Unearned net loan fees	(136)		(346)		(348)

Net loans	$187,864		$180,891		$171,205

	At December 31,
	2003		2002
	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Loan type:
Real estate—mortgage loans	$103,567	57.05%	$90,464	54.82%
Real estate—construction loans	15,381	8.47%	10,486	6.35%
Commercial and industrial loans	52,016	28.65%	51,246	31.06%
Consumer loans	9,317	5.13%	11,079	6.71%
Other loans	1,261	0.70%	1,734	1.06%

Total loans	181,542	100.00%	165,009	100.00%

Less:
Allowance for loan losses	(2,734)		(3,267)
Unearned net loan fees	(499)		(386)

Net loans	$178,309		$161,356

Table 6 presents, at December 31, 2006, (i) the aggregate maturities or repricings of loans in the named categories of Randolph’s loan portfolio and (ii) the aggregate amounts of such loans maturing or repricing after one year by fixed and variable rates:

Table 6

LOAN MATURITIES

	At December 31, 2006
	Due within one year	Due after one year but within five years	Due after five years	Total
Commercial and industrial loans	$19,521	$12,742	$7,135	$39,398
Real estate—construction	5,649	2,377	1,234	9,260

Total	$25,170	$15,119	$8,369	$48,658

Amount of above loans maturing or repricing after one year:
Fixed rate loans				$19,088
Variable rate loans				4,400

				$23,488

The above table is based on contractual scheduled maturities. Early repayment of loans or renewals at maturity is not considered in this table.

Nonperforming Assets.    Nonperforming assets are comprised of nonaccrual loans, restructured loans and other real estate owned (“OREO”). The nonaccrual status is determined after a loan is 90 days past due as to principal or interest. OREO represents real estate acquired through foreclosure or deed in lieu thereof and is generally carried at the lower of cost or fair value, less estimated costs to sell.

Nonaccrual loans at December 31, 2006 were $5.3 million, compared to $4.3 million at December 31, 2005. Total nonperforming assets totaled $8.4 million or 4.36% of total loans and other real estate at December 31, 2006 compared to $6.0 million or 3.24% of total loans and other real estate at December 31, 2005. The increase in nonperforming assets at December 31, 2006 as compared to nonperforming assets at December 31, 2005 was primarily related to one loan in the amount of $1.38 million. The loan was classified as a nonperforming asset during the fourth quarter of 2006 and was subsequently paid off in January 2007, reducing nonperforming assets to a level more in line with Randolph’s historical trend.

It is the general policy of Randolph to discontinue the accrual of interest on loans 90 days past due as to principal and interest.

Table 7 summarizes Randolph’s nonperforming assets and loans 90 days or more past due and still accruing as of the dates indicated.

Table 7

NONPERFORMING ASSETS

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Nonaccrual loans	$5,253	$4,320	$5,497	$5,379	$3,252
Restructured loans	565	561	—	—	13

Total nonperforming loans	5,818	4,881	5,497	5,379	3,265
Other real estate owned	2,600	1,099	1,402	95	100

Total nonperforming assets	$8,418	$5,980	$6,899	$5,474	$3,365

Accruing loans past due 90 days or more	$22	$9	$3	$9	$—
Allowance for loan losses	2,630	2,564	3,585	2,734	3,267
Nonperforming loans to total loans	3.05%	2.66%	3.14%	2.97%	1.98%
Allowance for loan losses to total loans	1.38%	1.40%	2.05%	1.51%	1.98%
Nonperforming assets to total loans and other real estate	4.36%	3.24%	3.92%	3.02%	2.04%
Nonperforming assets to total assets	3.02%	2.22%	2.83%	2.14%	1.35%
Allowance for loan losses to nonperforming loans	45.20%	52.53%	64.31%	50.83%	100.06%

Allowance for Loan Losses.    The allowance for loan losses is created by direct charges to operations. Losses on loans are charged to the allowance in the period in which such loans, in management’s opinion, become uncollectible. All recoveries realized during the period are credited to the allowance.

In evaluating the adequacy of the allowance for loan losses, management estimates losses on individual loans that are defined as impaired and estimates inherent losses for all loans not considered to be impaired. A loan is considered impaired when it is probable that all amounts due under the contractual term of the loan will not be collected. The estimated valuation allowance is the difference, if any, between the loan balance outstanding and the value of the impaired loan as determined by either an estimate of the cash flows that Randolph expects to receive from the borrower discounted at the loan’s effective rate or in the case of collateral dependent loans, the fair value of the collateral. For those loans not considered impaired, a loss percentage is assigned based on historical losses, composition of the loan portfolio and current economic conditions.

At December 31, 2006, the allowance for loan losses was $2.6 million or 1.38% of total loans down slightly from 1.40% at December 31, 2005. As seen in Table 9, net charge-offs for the year were $519,000 or .28% of average loans compared to $1.7 million or .96% of average loans in 2004. The recorded investment in impaired loans declined to $9.0 million at December 31, 2006 from $9.4 million at December 31, 2005. Randolph has specific allowance amounts related to those loans of $1.1 million and $1.3 million, respectively.

Management considers the allowance for loan losses adequate to cover probable losses inherent in Randolph’s loan portfolio as of the date of the financial statements. While management uses the best information available to make evaluations, future adjustments may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review Randolph’s allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance based on their judgments of information available to them at the time of their examinations.

The following table shows the allocation of the allowance for loan losses applicable to major loan categories and the percentage of the loans in each category to total loans at the dates indicated.

Table 8

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSS

	At December 31,
	2006		2005		2004
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate—mortgage loans	$421	16.01%	$515	20.09%	$1,679	46.83%
Real estate—construction loans	13	0.49%	19	0.74%	33	0.92%
Commercial and industrial loans	2,081	79.13%	1,916	74.72%	1,753	48.90%
Consumer loans	115	4.37%	114	4.45%	120	3.35%

Total	$2,630	100.00%	$2,564	100.00%	$3,585	100.00%

	At December 31,
	2003		2002
	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate—mortgage loans	$759	27.76%	$515	18.31%
Real estate—construction loans	48	1.76%	52	2.29%
Commercial and industrial loans	1,790	65.47%	2,570	73.67%
Consumer loans	137	5.01%	130	5.73%

Total	$2,734	100.00%	$3,267	100.00%

Table 9 sets forth for the periods indicated information regarding changes in Randolph’s allowance for loan losses.

Table 9

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

	At or for the Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Loans outstanding at the end of the year	$190,494	$183,456	$174,790	$181,043	$164,623

Average loans outstanding during the year	$185,495	$179,060	$177,134	$176,612	$145,276

Allowance for loan losses at beginning of year	$2,564	$3,585	$2,734	$3,267	$1,711
Allowance acquired in Morris Plan purchase	—	—	—	—	387
Provision for loan losses	585	700	2,560	1,490	2,665

	3,149	4,285	5,294	4,757	4,763

Loans charged off:
Commercial	381	1,683	1,691	1,593	1,423
Real estate	—	52	141	239	—
Consumer	438	134	191	268	122

Total charge-offs	819	1,869	2,023	2,100	1,545

Recoveries of loans previously charged off:
Commercial	221	104	250	6	—
Real estate	—	—	—	—	—
Consumer	79	44	64	71	49

Total recoveries	300	148	314	77	49

Net charge-offs	519	1,721	1,709	2,023	1,496

Allowance for loan losses at end of year	$2,630	$2,564	$3,585	$2,734	$3,267

Net charge-offs as a percent of average loans	0.28%	0.96%	0.96%	1.15%	1.03%

Deposits.    Deposits represent the primary funding source for Randolph. At December 31, 2006, total deposits were $229.8 million compared to the $218.2 million at the same period last year. This represents an increase of $11.6 million or 5.3%. The increase was primarily attributable to $14.9 million growth in certificates of deposits. Wholesale and public certificates of deposit dropped $3.4 million during 2006, which means that deposits other than wholesale and public certificates of deposits grew by $18.3 million.

Table 10 sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

Table 10

AVERAGE DEPOSITS

	For the Year Ended December 31,
	2006		2005		2004
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)
Interest-bearing demand deposits	$32,313	1.83%	$34,731	1.45%	$29,115	0.69%
Savings and money market	43,023	1.83%	46,707	1.34%	50,908	0.81%
Time deposits over $100,000	43,970	4.38%	30,948	3.26%	29,547	2.73%
Other time deposits	81,211	4.05%	72,796	2.99%	73,344	2.51%

Total interest-bearing deposits	200,517	3.29%	185,182	2.33%	182,914	1.78%
Non-interest-bearing deposits	24,905	—	23,361	—	22,782	—

Total deposits	$225,422	2.93%	$208,543	2.07%	$205,696	1.59%

Table 11 sets forth at the dates indicated the amounts and maturities of certificates of deposit with balances of $100,000 or more at December 31, 2006.

Table 11

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

	At December 31, 2006
	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 12 Months	Over 12 Months	Total
	(In thousands)
Time Deposits of $100,000 or more	$15,632	$9,925	$15,418	$10,744	$51,719

Borrowings.    Total borrowings at December 31, 2006 were $23.7 million, down from $25.8 million at December 31, 2005. The primary component of borrowings is advances from the Federal Home Loan Bank of Atlanta (“FHLB”).

Liquidity.    Liquidity is necessary to maintain cash flows adequate to meet present and future needs for credit demand, deposit withdrawals, maturing liabilities and operating expenses. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in the loan portfolio, current earnings, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management’s asset-liability policy is to maximize net interest income while continuing to provide adequate liquidity to meet continuing loan demand and deposit withdrawal requirements and to service normal operating expenses.

Randolph’s primary sources of liquidity are core deposits, loan repayments, and securities available for sale. If additional funding sources are needed, Randolph has access to federal funds lines at correspondent banks and a multiple use credit facility provided by the FHLB.

Randolph is currently able to meet any potential liquidity needs with its existing credit facilities and investment portfolio. The investment portfolio consists primarily of U. S. Treasury securities, securities of government agencies, mortgage-backed securities, and North Carolina municipal bonds, all of which are readily marketable.

Contractual Obligations and Commitments.    In the normal course of business there are various outstanding contractual obligations of Randolph that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. Table 12 reflects contractual obligations of Randolph outstanding as of December 31, 2006.

Table 12

CONTRACTUAL OBLIGATIONS

	Payments Due by Period
Contractual Obligations	Total	On Demand or Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(Dollars in thousands)
FHLB advances	$23,131	$—	$1,631	$21,400	$100
Other borrowings	571	—	—	—	571
Operating leases	339	97	104	55	83
Deposits	229,778	204,560	24,171	1,047	—

Total contractual cash obligations	$253,819	$204,657	$25,906	$22,502	$754

In the normal course of business, Randolph enters into purchase agreements for goods or services. The dollar amount of such purchase obligations at December 31, 2006 is not material and has not been included in the above table.

Table 13 reflects other commitments of Randolph outstanding as of December 31, 2006.

Table 13

COMMITMENTS

	Amount of Commitment Expiration Per Period
Other Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Credit cards	$4,156	$—	$—	$—	$4,156
Undisbursed home equity lines of credit	9,474	64	80	161	9,169
Lines of credit and loan commitments	25,842	19,256	2,520	392	3,674
Letters of credit	2,519	2,509	10	—	—
Overdraft protection	51	—	—	—	51

Total other commitments	$42,042	$21,829	$2,610	$553	$17,050

Asset/Liability and Interest Rate Risk Management.    The objective of asset/liability management is to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The primary purpose of Randolph’s asset liability management and risk management strategy is to establish a prudent and comprehensive program to identify, manage, monitor and control various asset/liability risk areas including interest rate risk and liquidity risks.

Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated monthly and is based on a range of interest rate shock scenarios. Under Randolph’s policy the limit for interest rate risk is 25% of net interest income over a twelve-month period when considering a 300 basis point immediate interest rate shock. Assuming a 300 basis point immediate increase in interest rates over a twelve-month period, Randolph’s sensitivity to interest rate risk would negatively impact net interest income by 1.20%. Assuming a 300 basis point decrease in interest rates over a twelve-month period, Randolph’s sensitivity to interest rate risk would negatively impact net interest income by 3.99%.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. Randolph believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

Table 14 sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006 which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans and mortgage-backed securities. The interest rate sensitivity of Randolph’s assets and liabilities illustrated in Table 14 would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

Table 14

GAP ANALYSIS

	Terms to Repricing at December 31, 2006
	3 Months or Less	Over 3 Months to 12 Months	Total Within 12 Months	Over 12 Months	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$66,034	$8,373	$74,407	$116,087	$190,494
Securities available for sale	1,071	3,495	4,566	50,912	55,478
Other earning assets	9,986	239	10,225	250	10,475

Total interest-earning assets	$77,091	$12,107	$89,198	$167,249	$256,447

Percent of total interest-earning assets	30.06%	4.72%	34.78%	65.22%	100.00%
Cumulative percent of total interest- earning assets	30.06%	34.78%	34.78%	100.00%	100.00%
Interest-bearing liabilities:
Fixed maturity deposits	$36,431	$69,840	$106,271	$25,218	$131,489
All other deposits	98,288	—	98,288	—	98,288
Borrowings	—	—	—	23,702	23,702

Total interest-bearing liabilities	$134,719	$69,840	$204,559	$48,920	$253,479

Percent of total interest-bearing liabilities	53.15%	27.55%	80.70%	19.30%	100.00%
Cumulative percent of total interest-bearing liabilities	53.15%	80.70%	80.70%	100.00%	100.00%
Interest sensitivity gap	$(57,628)	$(57,733)	$(115,361)	$118,329	$2,968
Cumulative interest sensitivity gap	$(57,628)	$(115,361)	$(115,361)	$2,968	$2,968
Cumulative interest sensitivity gap as a percent of total interest-earning assets	(22.47%)	(44.98%)	(44.98%)	1.16%	1.16%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	57.22%	43.61%	43.61%	101.17%	101.17%

The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, Randolph is liability sensitive within twelve months and asset sensitive thereafter. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that interest-bearing demand accounts, money market accounts and savings accounts are immediately sensitive to movements in rates, Randolph expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets which are considered to be immediately sensitive. Additionally, certain assets have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, Randolph places primary emphasis on its income simulation model when managing its exposure to changes in interest rates.

Capital Resources.    At December 31, 2006, Randolph’s ratio of total capital to risk-weighted assets of 12.38% exceeded the regulatory requirement for a “well-capitalized” bank. Randolph’s leverage ratio of 7.84% exceeded the required minimum leverage ratio of at least 5% for this category of institution. Bank regulatory agencies set five capital levels for banks, ranging from well-capitalized to critically under-capitalized. Regulatory action is mandatory if capital levels fall and the institution becomes “under-capitalized” within the meaning of the regulations. Based on its existing capital ratios, Randolph is currently “well-capitalized” within the meaning of the applicable regulations.

Comparison of Results of Operations for

the Three months Ended June 30, 2007 and 2006

Overview.    Randolph reported net income available to common shareholders of $60,000 or diluted net income per common share of $.06 for the quarter ended June 30, 2007, as compared with net income available to common shareholders of $276,000 or $.28 per diluted common share for the quarter ended June 30, 2006. Declines in service charges and investment commissions, plus losses from derivative instruments were primarily responsible for the overall reduction in net income for the quarter.

Net Interest Income.    Net interest income for the quarter ended June 30, 2007 declined $188,000 or 8.5%. While interest-earning assets rose by slightly more than interest-earning liabilities in actual dollars, the tax equivalent net interest rate spread declined 45 basis points to 2.74% from 3.19% while the tax equivalent net interest margin decreased to 3.22% for the three months ended June 30, 2007 compared to 3.61% for the same period last year.

Total interest income of $4.3 million increased $126,000 from the same period last year as a result of a $4.4 million increase in average earning assets and an increase in the yield on earning assets to 6.69% for the 2007 period from 6.64% for the 2006 period.

Interest expense for the quarter increased $314,000 compared to the same period last year. The average balance of interest-bearing liabilities increased $4.1 million and the rate paid on these liabilities increased from 3.45% for the period ended June 30, 2006 to 3.94% for the period ended June 30, 2007, primarily due to rising interest rates that have impacted the mix of deposits. The volume of higher interest rate certificate of deposits has increased, while the volume of lower rate interest-bearing savings and money market deposits has declined.

Provision for Loan Losses.    The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to a level considered appropriate to absorb probable losses inherent in the portfolio. Management’s determination of the adequacy of the allowance is based on the level of loan growth, an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risk factors. Randolph recorded provisions for loan losses of $40,000 for the quarter ended June 30, 2007 compared to $45,000 for the quarter ended June 30, 2006. Nonperforming loans, which consist of nonaccrual and restructured loans, were 2.31% of outstanding loans at June 30, 2007, a decrease from 2.42% at June 30, 2006. Randolph had net charge-offs for the period ended June 30, 2007 of $305,000 or annualized charge-offs to average loans of .16% compared to a net recovery of $61,000 or annualized charge-offs to average loans of negative .03% for the period ended June 30, 2006.

Non-Interest Income.    Non-interest income totaled $582,000 for the quarter ended June 30, 2007, a decrease of $206,000 or 26.11% from the same quarter last year. Service charges of $288,000 were 18.48% below amounts recorded in the quarter ended June 30, 2006 due to the introduction of totally free checking in 2006 on the retail side and because of the rise in the index rate upon which the earnings rate is calculated for commercial accounts. In addition, brokered mortgage fees totaling $31,000 were down 17.17% and investment commissions of $7,000 were down $336,000 or 97.97%. The drop in investment commissions is the result of staff turnover in that area. Derivative activity accounted for losses of $175,000 which is 25.75% higher than derivative losses reported in the quarter ended June 30, 2006. On the positive side, the Burlington Downtown office building was sold in June, 2007 that resulted in a gain of $175,000.

Non-Interest Expense.    Non-interest expense totaled $2.5 million for the quarter ended June 30, 2007, a decrease of $94,000 or 3.65% over the $2.6 million reported for the second quarter of 2006. Salaries and benefits fell $48,000 or

3.73% due to staff turnover and occupancy expense fell by $57,000 or 12.70%. Other operating expenses increased by $12,000 including an increase in other real estate expenses of approximately $116,000 primarily related to the operation of Uwharrie Golf Course that was offset by decreases in other areas, primarily marketing expense.

Income Taxes.    Randolph recorded a tax benefit of $9,000 for the quarter ended June 30, 2007 compared to income tax expense of $70,000 for the same period last year. For the current quarter ended June 30, 2007, tax-exempt income exceeded income before income taxes, resulting in an income tax benefit. For the second quarter of 2006, the effective tax rate decreased to 17.6% compared to 26.5% for the second quarter of 2005. The rate decrease was attributable to an increase in the portion of income before income taxes represented by tax-exempt income.

Comparison of Results of Operations for

the Six months Ended June 30, 2007 and 2006

Overview.    Randolph reported a net loss applicable to common shareholders of $28,000 or a diluted net loss per common share of $.03 for the six month period ended June 30, 2007, as compared with net income available to common shareholders of $400,000 or $.40 per diluted common share for the six months ended June 30, 2006. Losses on the sale of loans and other real estate totaling $459,000 were primarily responsible for the overall net loss for the six month period. Other factors included declines in service charges, brokered mortgage fees, data processing fees and investment commissions.

Net Interest Income.    Net interest income for the six months ended June 30, 2007 declined $238,000 or 5.41%. Although interest-earning assets rose by $7.4 million more than interest-earning liabilities, the tax equivalent net interest margin declined 34 basis points from 3.66% to 3.32%. Intense pricing competition and increased demand for certificates of deposits in a rising interest rate environment impacted the net interest margin. Time deposits increased $10.8 million from June 30, 2006 to June 30, 2007. The average rate on time deposits over $100,000 increased 71 basis points from 3.74% to 4.45% while the rate on all other time deposits increased 82 basis points from 4.00% to 4.82%. During the same period, the average rate on loans increased only 18 basis points from 7.19% to 7.37%. The interest rate spread declined 41 basis points to 2.86% for the six months ended June 30, 2007 from 3.27% for the six months ended June 30, 2006.

Total interest income of $8.6 million increased $499,000 from the same period last year as a result of a $7.4 million increase in average earning assets and an increase in the yield on earning assets to 6.77% for the 2007 period from 6.62% for the 2006 period.

Interest expense for the six month period increased $737,000 compared to the same period last year. The average balance of interest-bearing liabilities increased $6.5 million and the rate paid on these liabilities increased from 3.36% for the period ended June 30, 2006 to 3.91% for the period ended June 30, 2007.

Provision for Loan Losses.    The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to a level considered appropriate to absorb probable losses inherent in the portfolio. Management’s determination of the adequacy of the allowance is based on the level of loan growth, an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risk factors. Randolph recorded provisions for loan losses of $130,000 for the six months ended June 30, 2007 compared to $100,000 for the six months ended June 30, 2006. Nonperforming loans, which consist of nonaccrual and restructured loans, were 2.31% of outstanding loans at June 30, 2007, a decrease from 2.42% at June 30, 2006. Randolph had net charge-offs for the period ended June 30, 2007 of $305,000 or annualized charge-offs to average loans of .16% compared to a net recovery of $61,000 or annualized charge-offs to average loans of negative .03% for the period ended June 30, 2006.

Non-Interest Income.    Non-interest income totaled $858,000 for the six months ended June 30, 2007, a decrease of $437,000 or 33.73% from the same period last year. Service charges of $559,000 were 20.94% below amounts recorded in the six months ended June 30, 2006 due to the introduction of totally free checking in 2006 on the retail side and because of the rise in the index rate upon which the earnings rate is calculated for commercial accounts. In addition, brokered mortgage fees totaling $69,000 were down 27.67% and investment commissions of $72,000 were down 84.04%. The drop in investment commissions is the result of staff turnover in that area. Increases in other areas were more than offset by losses incurred in the sale of loans and other real estate totaling $459,000. A loss of $165,000 recorded on derivative activity in the six months ended June 30, 2007 was offset by a $175,000 gain recorded on the sale of bank property during the same period. For the same period in 2006, a loss of $404,000 was recorded on derivative activity.

Non-Interest Expense.    Non-interest expense totaled $4.9 million for the six months ended June 30, 2007, a decrease of $179,000 or 3.53% over the $5.1 million reported for the first six months of 2006. Salaries and benefits fell $115,000 or 4.41% due to staff turnover and occupancy expense fell by $101,000 or 11.42%. Other operating expenses increased by $37,000, including an increase in other real estate expenses of approximately $217,000 related primarily to the operation of Uwharrie Golf Course, that was offset by decreases in other areas.

Income Taxes.    Randolph had a tax benefit of $79,000 for the six months ended June 30, 2007 compared to a tax provision of $62,000 for the same period last year. The tax benefit recorded in the current six month period resulted primarily from the level of Randolph’s tax-exempt income relative to the loss before income taxes for that period. The effective tax rate for the six months ended June 30, 2006 decreased to 11.7% compared to 15.7% for the same period of 2005. The rate decrease was attributable to an increase in the portion of income before income taxes represented by tax-exempt interest income.

Comparison of Financial Condition at June 30, 2007 and December 31, 2006

Total assets at June 30, 2007 were $277.1 million compared to $278.3 million at December 31, 2006, a decrease of $1.2 million. Gross loans totaled $189.8 million at June 30, 2007, down from $190.5 million at December 31, 2006. The decrease is primarily due to the sale of $2.0 million in loans in February, 2007. Other earning assets, including investment securities available for sale, federal funds sold and interest-earning deposits with banks, increased $798,000.

Total deposits at June 30, 2007 were $234.6 million, an increase of $4.9 million from year-end 2006. Time deposits increased $5.2 million during that period while non-interest-bearing demand deposits decreased $603,000. Other borrowings declined $6.0 million as the result of the call of Federal Home Loan Bank advances to finish out the quarter at $17.7 million.

Total shareholders’ equity at June 30, 2007 was $21.9 million, compared to $22.1 million at December 31, 2006. Randolph’s leverage ratio (Tier 1 Capital/Assets) was 7.82%. All capital ratios are in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures.

Randolph’s allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Randolph increases its allowance for loan losses by provisions charged to operations and by recoveries of amounts previously charged off, and reduces its allowance by loans charged off. In evaluating the adequacy of the allowance, Randolph considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, trends in past dues and classified assets, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review Randolph’s allowance for loan losses and may require Randolph to make adjustments for estimated losses based upon judgments different from those of its management.

Randolph uses a risk grading program to facilitate its evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. Randolph strives to maintain its loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of its market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. Randolph has no foreign loans and Randolph does not engage in lease financing or highly leveraged transactions.

Randolph follows a loan review program designed to evaluate the credit risk in its loan portfolio. Through this loan review process, Randolph maintains an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current status. As a result of this process, certain loans are classified as substandard, doubtful or loss and reserves are allocated based on management’s judgment, objective criteria and historical experience.

At June 30, 2007, the allowance for loan losses was $2.5 million or 1.29% of total loans compared to $2.6 million or 1.38% of total loans at December 31, 2006. The decrease is due in part to the sale of $2 million in loans, the majority of which were impaired, as well as the payoff of another impaired loan of $1.3 million that resulted in a charge-off of $177,000. Loans were sold in order to meet operating goals and improve the risk profile of Randolph.

Management considers the allowance for loan losses adequate to cover probable losses inherent in Randolph’s loan portfolio as of the date of the financial statements. While management uses the best information available to make evaluations, future adjustments may be necessary based on changes in economic and other conditions.

Capital Resources and Liquidity

Liquidity is necessary to maintain cash flows adequate to meet present and future needs for credit demand, deposit withdrawals, maturing liabilities and operating expenses. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in the loan portfolio, current earnings, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management’s asset-liability policy is to maximize net interest income while continuing to provide adequate liquidity to meet continuing loan demand and deposit withdrawal requirements and to service normal operating expenses.

Randolph’s primary sources of liquidity are core deposits, loan repayments, and securities available for sale. If additional funding sources are needed, Randolph has access to federal funds lines at correspondent banks and a multiple use credit facility provided by the Federal Home Loan Bank of Atlanta (“FHLB”).

Randolph is currently able to meet any potential liquidity needs with its existing credit facilities and investment portfolio. The investment portfolio consists primarily of U. S. Treasury securities, securities of government agencies, mortgage-backed securities, and North Carolina municipal bonds, all of which are readily marketable.

At June 30, 2007, Randolph’s ratio of total capital to risk-weighted assets of 12.37% exceeded the regulatory requirement for a “well-capitalized” bank. Randolph’s leverage ratio of 7.82% exceeded the required minimum leverage ratio of at least 5% for this category of institution. Bank regulatory agencies set five capital levels for banks, ranging from well-capitalized to critically under-capitalized. Regulatory action is mandatory if capital levels fall and the institution becomes “under-capitalized” within the meaning of the regulations. Based on its existing capital ratios, Randolph is currently “well-capitalized” within the meaning of the applicable regulations.

Forward-Looking Information

Statements contained in this report, which are not historical facts, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by Randolph with the Federal Deposit Insurance Corporation from time to time. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “might,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of Randolph that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting Randolph’s operations, pricing, products and services.

SUPERVISION AND REGULATION

The business and operations of BankCorp, BOC and Randolph are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to BankCorp, BOC and Randolph, but it is not a complete discussion of all the laws that affect their businesses.

Regulation of BankCorp

BankCorp is a bank holding company registered with the Federal Reserve Board (the “FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”). It is subject to supervision and examination by, and the regulations and reporting requirements of, the FRB. Under the BHCA, a bank holding company’s respective activities are limited to banking, managing or controlling banks, or engaging in any other activities which the FRB determines to be closely related and a proper incident to banking or to managing or controlling banks.

The BHCA prohibits bank holding companies from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without prior approval of the FRB. Additionally, the BHCA prohibits bank holding companies from engaging in, or acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company engaged in, a nonbanking activity unless that activity is determined by the FRB to be closely related and a proper incident to banking. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

There are a number of obligations and restrictions imposed by law on a bank holding company and its insured bank subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. For example, if a bank holding company’s insured bank subsidiary becomes “undercapitalized,” the bank holding company is required to guarantee (subject to certain limits) the subsidiary’s compliance with the terms of any capital restoration plan filed with its federal banking agency. Also, a bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances when, without that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of the bank holding company.

Regulation of BOC and Randolph

BOC and Randolph are each an insured, state-chartered bank. Neither are members of the Federal Reserve System. Their deposits are insured by the FDIC’s Deposit Insurance Fund, and they are subject to supervision and examination by, and the regulations and reporting requirements of the FDIC and the North Carolina Commissioner of Banks (the “North Carolina Commissioner”), which are their primary federal and state banking regulators.

As insured banks, BOC and Randolph each is prohibited from engaging as a principal in an activity that is not permitted for national banks unless (1) the FDIC determines that the activity would pose no significant risk to the deposit insurance fund and (2) the bank is, and continues to be, in compliance with all applicable capital standards. Insured banks also are prohibited from directly acquiring or retaining any equity investment of a type or in an amount not permitted for national banks.

BOC’s and Randolph’s respective state banking regulators regulate all areas of BOC’s and Randolph’s business, including reserves, loans, mergers, the payment of dividends, and other aspects of their operations. Their respective federal and state banking regulators conduct regular examinations of the banks they supervise, and the banks must furnish periodic reports to their regulators containing detailed financial and other information about their affairs. The federal and state banking regulators have broad powers to enforce laws and regulations that apply to the banks they supervise and to require corrective action of conditions that affect their safety and soundness. Among others, these powers include issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in the operation and management of the banks if examinations of and reports filed by the banks reflect the need to do so.

The business of both BOC and Randolph is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and by the monetary and fiscal policies of the FRB. The actions and policy directives of the FRB determine to a significant degree the cost and the availability of funds obtained from money market sources for lending and investing and also influence, directly and indirectly, the rates of interest paid by commercial banks on their time and savings deposits. The nature and impact on BOC and Randolph of future changes in economic conditions and monetary and fiscal policies are not predictable.

Gramm-Leach-Bliley Act

The federal Gramm-Leach-Bliley Act (the “GLB Act”) adopted by Congress during 1999 has dramatically changed various federal laws governing the banking, securities and insurance industries. The GLB Act has expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them.

The GLB Act permits bank holding companies to become “financial holding companies” and, in general, (1) expands opportunities to affiliate with securities firms and insurance companies; (2) overrides certain state laws that would prohibit certain banking and insurance affiliations; (3) expands the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; (5) reorganizes responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies; and (6) requires banks to adopt and implement policies and procedures for the protection of the financial privacy of their customers, including procedures that allow customers to elect that certain financial information not be disclosed to certain persons. BankCorp has not chosen to become a “financial holding company” and engage in newly authorized activities under the GLB Act.

The GLB Act has expanded opportunities for BankCorp, BOC, and Randolph to provide other services and obtain other revenues in the future but, at present, it has not had a significant effect on their operations as they are presently conducted. However, this expanded authority also may present each of them with new challenges as their larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions.

Payment of Dividends

Under federal law, BOC and Randolph, as insured banks, each is prohibited from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, “undercapitalized” as that term is defined in the Federal Deposit Insurance Act (the “FDIA”). Additionally, if in the opinion of the FDIC an insured bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the FDIC may require, after notice and hearing, that the bank cease and desist from that practice. The federal banking agencies have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. (See “—Prompt Corrective Action” on page     .) The federal agencies have issued policy statements which provide that insured banks generally should only pay dividends out of current operating earnings, and under the FDIA no dividend may be paid by an FDIC-insured bank while it is in default on any assessment due the FDIC. The payment of dividends by BOC and Randolph also may be affected or limited by other factors, such as requirements that their regulators have authority to impose on them to maintain their capital above regulatory guidelines.

Under North Carolina banking law, a bank may pay dividends only from its undivided profits. If a bank’s surplus is less than 50% of its paid-in capital stock, it may not declare a cash dividend until it has transferred from undivided profits to surplus 25% of its undivided profits or any lesser percentage that may be required to restore its surplus to an amount equal to 50% of its paid-in capital stock. However, no cash dividends may be paid at any time by a bank when it is insolvent or when payment of a dividend would render it insolvent or be contrary to its Articles of Incorporation. Additionally, there are statutory provisions regarding the calculation of undivided profits from which dividends may be paid.

BankCorp is authorized to pay dividends such as are declared by its Board of Directors, provided that no such distribution results in its insolvency on a going concern or balance sheet basis. However, since BankCorp’s only source of funds with which it could pay dividends to its shareholders would be dividends it receives from BOC, BankCorp’s ability to pay dividends effectively is subject to the same limitations that apply to BOC.

Capital Adequacy

BankCorp, BOC and Randolph each is required to comply with the capital adequacy standards established by the FRB in the case of BankCorp, and by the FDIC in the case of BOC and Randolph. The FRB and the FDIC have promulgated risk-based capital and leverage capital guidelines for determining the adequacy of the capital of a bank holding company or a bank, and all applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance with these capital requirements.

Under the risk-based capital measure, the minimum ratio (“Total Capital Ratio”) of an entity’s total capital (“Total Capital”) to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets (“Tier 1 Capital”). The remainder (“Tier 2 Capital”) may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

On June 30, 2007, BOC’s Total Capital Ratio was 10.71% and its ratio of Tier 1 Capital to risk-weighted assets (“Tier 1 Capital Ratio”) was 9.81%. These levels exceeded the minimum required levels under the FDIC’s standards. On the same date, BankCorp’s Total Capital Ratio, at 11.09%, and its Tier 1 Capital Ratios, at 10.18%, exceeded minimum required levels under the FRB’s standards.

On June 30, 2007, Randolph’s Total Capital Ratio was 12.37% and its Tier 1 Capital Ratio was 11.12%, which exceeded the minimum required levels under the FDIC’s standards.

Under the leverage capital measure, the minimum ratio (the “Leverage Capital Ratio”) of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, is 3.0% for entities that meet certain specified criteria, including having the highest regulatory rating. All others generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The FDIC’s guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets, and the FDIC has indicated that it will consider a bank’s “Tangible Leverage Ratio” (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. On June 30, 2007, BankCorp’s Leverage Capital Ratio was 8.32% and BOC’s Leverage Capital Ratio was 8.01%, which exceeded the required minimum levels. On the same date, Randolph’s Leverage Capital Ratio was 7.82%, which also exceeded the required minimum levels.

A bank’s capital category is determined solely for the purpose of applying “prompt corrective action” rules adopted by the various federal banking regulators, and they do not necessarily constitute an accurate representation of a bank’s overall financial condition or prospects for other purposes. (See “— Prompt Corrective Action” below.) A failure to meet capital guidelines could subject a bank holding company or bank to a variety of enforcement remedies under those rules, including the issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed on FDIC-insured banks that fail to meet applicable capital requirements.

The FRB and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating an entity’s capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-

based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s trading activities.

Prompt Corrective Action

Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”). The regulators are required to take certain mandatory supervisory actions, and they are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of any actions taken will depend upon the capital category in which an institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulators to appoint a receiver or conservator for an institution that is critically undercapitalized.

Under the final agency rules implementing the prompt corrective action provisions, an institution is deemed to be “well capitalized” if it (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency. An institution is considered to be “adequately capitalized” if it has a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered to be “undercapitalized.” A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered to be “significantly undercapitalized,” and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be “critically undercapitalized.” For purposes of the regulation, the term “tangible equity” includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

An institution that is categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to its federal banking agency. An “undercapitalized” institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any “undercapitalized” depository institution to take any of the actions it is required to or may take with respect to a “significantly undercapitalized” institution as described above if it determines that those actions are necessary to carry out the purpose of the law. On June 30, 2007, BOC and Randolph each had the requisite capital levels to qualify as “well capitalized.”

Reserve Requirements

Under the FRB’s regulations, all FDIC-insured banks must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $8.5 million of transaction accounts, but a bank must maintain reserves equal to 3.0% on aggregate balances of those accounts between $8.5 million and $45.8 million, and reserves equal to 10.0% must be maintained on aggregate balances in excess of $45.8 million. The FRB may adjust these percentages from time to time. Because the Bank’s reserves are required to be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, one effect of the reserve requirement is to reduce the amount of our interest-earning assets.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (“FDIRA”). Among other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the “DIF”); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comments, and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

FDIC Insurance Assessments

Under FDIRA, the FDIC uses a revised risk-based assessment system to determine the amount of BOC’s and Randolph’s deposit insurance assessments based on an evaluation of the probability that the DIF will incur a loss with respect BOC or Randolph. That evaluation takes into consideration risks attributable to different categories and concentrations of BOC’s and Randolph’s assets and liabilities and any other factors the FDIC considers relevant, including information obtained from the Commissioner. A higher assessment rate results in an increase in the assessments paid by BOC or Randolph to the FDIC for deposit insurance.

Under the Federal Deposit Insurance Act, the FDIC may terminate BOC’s or Randolph’s deposit insurance if it finds that BOC or Randolph engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

The FDIC is responsible for maintaining the adequacy of the DIF, and the amount BOC and Randolph pay for deposit insurance is influenced not only by the assessment of the risk each poses to the DIF, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the DIF.

Community Reinvestment

Under the Community Reinvestment Act (“CRA”), as implemented by regulations of the federal bank regulatory agencies, an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the federal bank regulatory agencies, in connection with their examination of insured banks, to assess the banks’ records of meeting the credit needs of their communities, using the ratings of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance,” and to take that record into account in its evaluation of certain applications by those banks. All insured banks are required to make public disclosure of their CRA performance ratings. BOC and Randolph each received a “satisfactory” rating in its most recent CRA examination.

Interstate Banking and Branching

The Bank Holding Company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Law”), permits adequately capitalized and managed bank holding companies to acquire control of the assets of banks in any state. Acquisitions are subject to antitrust provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to accelerate the effective date for interstate mergers by adopting a law authorizing such transactions prior to June 1, 1997, or any state could “opt out” and thereby prohibit interstate branching in that state by enacting legislation to that effect prior to that date. The Interstate Banking Law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Restrictions on Transactions with Affiliates

BOC and Randolph are subject to the provisions of Section 23A of the Federal Reserve Act. Among other things, Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to, or investment in, its affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the FRB;

•	the amount of loans or extensions of credit by a bank to third parties which are collateralized by the securities or obligations of the bank’s affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of one of its affiliates.

The total amount of these transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. BOC and Randolph must also comply with other provisions designed to avoid the taking of low-quality assets from an affiliate.

BOC and Randolph also are subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits a bank or its subsidiaries generally from engaging in transactions with its affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Federal law also places restrictions on the BOC’s and Randolph’s extensions of credit to executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

USA Patriot Act of 2001

The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act’s impact on all financial institutions is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification when accounts are opened, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, which became effective during 2002, is sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The Act applies to all public companies and imposes significant new requirements for public company governance and disclosure requirements. Some of the provisions of the Act became effective immediately while others are still in the process of being implemented.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new enforcement tools, increases criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

The Act also required that the various securities exchanges, including The Nasdaq Stock Market, prohibit the listing of the stock of an issuer unless that issuer complies with various new corporate governance requirements imposed by the exchanges, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval by the issuer’s full board of directors, by directors of the issuer who are “independent” as defined by the exchanges’ rules or by committees made up of “independent” directors.

BankCorp and Randolph are each subject to the requirements of the Act that apply to public companies. Because BankCorp common stock is “listed” on The Nasdaq Capital Market, BankCorp also is subject to those provisions of the Act and to the corporate governance requirements of The Nasdaq Stock Market. Randolph common stock is not listed on an exchange, so it is not subject to the corporate governance requirements that apply to the issuers of listed securities.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including BankCorp and Randolph, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, BankCorp and Randolph will continue to be presented with additional challenges as smaller, community-oriented financial institutions seeking to compete with larger financial institutions in their banking markets.

CAPITAL STOCK OF BANKCORP

Description of Capital Stock

Authorized Capital.    BankCorp’s authorized capital stock currently consists of 15,000,000 shares of $5.00 par value common stock, of which 3,852,992 shares were issued and outstanding on August 17, 2007. Shares of BankCorp common stock represent equity interests in BankCorp and are not deposits or savings accounts and are not obligations of or guaranteed by BankCorp or BOC. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

Voting Rights.    Holders of BankCorp common stock are entitled to one vote per share held of record on all matters submitted to a vote of BankCorp’s shareholders.

The North Carolina Control Share Acquisition Act, in general, provides that shares of voting stock of a corporation (to which that Act applies) acquired in a “control share acquisition” (“Control Shares”) will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of the corporation entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by any officer or director who is also an employee of the corporation. “Control Shares” are defined as shares of a corporation acquired by any person which, when added to the shares already owned by that person, would entitle the person (except for the application of the Act) to voting power in the election of directors equal to or greater than (1) one-fifth of all voting power, (2) one-third of all voting power, or (3) a majority of all voting power. “Control share acquisition” means the acquisition by any person of beneficial ownership of Control Shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation to which the corporation is a party, and purchases of shares directly from the corporation.

Election of Directors.    BankCorp’s Bylaws provide that members of its Board of Directors are elected each year at the annual meeting for terms of one year. Shareholders have no right to vote cumulatively in the election of BankCorp’s directors.

Charter Amendments.    Subject to certain conditions, an amendment to BankCorp’s charter, including an amendment to increase or change BankCorp’s authorized capital stock, may be effected if the amendment is recommended to BankCorp’s shareholders by the Board of Directors and if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment.

Merger, Share Exchange, Sale of Assets and Dissolution.    In general, North Carolina law requires that any merger, share exchange, voluntary liquidation or transfer of substantially all the assets (other than in the ordinary course of business) of a business corporation be recommended to its shareholders by its board of directors and be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of its voting stock.

However, under the North Carolina Shareholder Protection Act, the affirmative vote of the holders of 95% of BankCorp’s outstanding voting shares (voting as a single class, but excluding shares owned by an “interested shareholder”) is required to approve certain business combinations between BankCorp and an entity which owns more than 10% of BankCorp’s voting shares.

Dividends.    Holders of BankCorp common stock are entitled to dividends if and when declared by BankCorp’s Board of Directors from funds legally available, whether in cash or in stock. (See “—Differences in Capital Stock of BankCorp and Randolph” on page         .)

Liquidation.    Holders of BankCorp common stock are entitled, upon a liquidation, dissolution or winding up of BankCorp, to participate ratably in the distribution of assets legally available for distribution to holders of common stock.

Miscellaneous.    BankCorp’s shareholders do not have preemptive rights to acquire other or additional shares which might be issued by BankCorp in the future, and they do not have any redemption, sinking fund or conversion rights. First-Citizens Bank & Trust Company currently serves as the registrar and transfer agent for BankCorp common stock.

“Anti-takeover” Charter Provisions.    BankCorp’s Articles of Incorporation and Bylaws contain certain provisions that could be considered to be “anti-takeover” in nature and, under some circumstances, may be used as, or have the effect of, a deterrent to an acquisition or change in control of BankCorp, whether or not such a transaction was favored by BankCorp’s shareholders.

BankCorp’s Bylaws provide, subject to certain limitations under North Carolina law, that they may be amended or repealed by either its Board of Directors or its shareholders. Therefore, BankCorp’s Board of Directors is authorized to amend or repeal Bylaws without the approval of BankCorp’s shareholders. However, a Bylaw adopted, amended or repealed by BankCorp’s shareholders may not be readopted, amended or repealed by the Board alone unless BankCorp’s Articles of Incorporation or a Bylaw adopted by its shareholders authorizes the Board of directors to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

BankCorp’s Bylaws provide that special meetings of shareholders may be called only by or at the direction of BankCorp’s Chief Executive Officer or Board of Directors. Therefore, shareholders have no separate right to call a meeting of shareholders or to require that a meeting be called.

Differences in Capital Stock of BankCorp and Randolph

General.    Upon completion of the merger, Randolph’s shareholders will receive BankCorp common stock for their Randolph common stock and will become shareholders of BankCorp. Certain legal distinctions exist between owning Randolph common stock and owning BankCorp common stock.

Randolph is a North Carolina banking corporation, and the rights of the holders of Randolph common stock are governed by its Articles of Incorporation, by Chapter 53 of the North Carolina General Statutes (which governs banks) and, to the extent not inconsistent with Chapter 53, by Chapter 55 of the North Carolina General Statutes (which governs business corporations). BankCorp is a North Carolina business corporation, and the rights of the holders of BankCorp common stock are governed solely by its Articles of Incorporation and Chapter 55 of the North Carolina General Statutes (“Chapter 55”). Therefore, in some ways, the rights of Randolph’s shareholders are different from the rights they will have as holders of BankCorp common stock. Although it is not practicable to describe all differences, those basic differences which BankCorp’s and Randolph’s managements believe will have the most significant effect on the rights of Randolph’s shareholders when they become BankCorp shareholders are discussed below.

The following is only a general summary of certain differences in the rights of holders of BankCorp common stock and those of holders of Randolph common stock. Randolph’s shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as a shareholder which will result from the merger.

Issuance of Preferred Stock.    Randolph’s Articles of Incorporation authorize it to issue both common stock and preferred stock. Without an amendment to its Articles of Incorporation approved by BankCorp’s shareholders, BankCorp cannot issue any shares of stock that have preferences over BankCorp common stock.

Merger, Share Exchange, Sale of Assets or Dissolution.    Pursuant to Chapter 53, Randolph may not merge or consolidate with, or sell substantially all of its assets to, any other entity, or be dissolved, without the prior approval of the holders of at least two-thirds of its outstanding shares. Under Chapter 55 (and with certain exceptions), BankCorp may merge, sell substantially all of its assets, or be dissolved with the prior approval of the holders of only a majority of the outstanding shares of its common stock.

Under Chapter 55, BankCorp could acquire a third party bank or other entity without the approval of its shareholders through the merger of that entity with or into BOC or another subsidiary of BankCorp. However, The Nasdaq Stock Market’s rules generally would require that BankCorp’s shareholders approve an acquisition if, in connection with that acquisition, BankCorp would issue a number of shares of its common stock that equals or exceeds 20% of its outstanding common stock, or would issue common stock and/or securities convertible into or exercisable for common stock that equals or exceeds 20% of the outstanding voting power, before the acquisition.

Amendment of Articles of Incorporation.    Chapter 53 requires that, following shareholder approval, any amendments to Randolph’s Articles of Incorporation must be approved by the Commissioner. Amendments to BankCorp’s Articles of Incorporation are not required to be approved by the Commissioner or any other banking regulator. Also, Chapter 53 requires that proposed amendments to Randolph’s Articles of Incorporation to decrease its capital stock, be approved by the holders of at least two-thirds of all the votes entitled to be cast by each voting group of Randolph’s shareholders entitled to vote. Under Chapter 55 and BankCorp’s Articles of Incorporation, only a majority of the votes entitled to be cast by the holders of BankCorp’s voting stock is required in order to approve any amendments to BankCorp’s Articles of Incorporation.

Repurchase of Capital Stock.    Under Chapter 53, Randolph must receive the prior approval of the holders of two-thirds of its outstanding shares, as well as the prior approval of the North Carolina Commissioner of Banks and the FDIC, before it can repurchase any outstanding shares of its stock. Under Chapter 55, in general, BankCorp can repurchase outstanding shares of its stock by action of its Board of Directors without the prior approval of its shareholders or any regulator. However, as a bank holding company, BankCorp is required to give the Federal Reserve Bank of Richmond at least 45 days prior written notice of a proposed purchase of its outstanding shares if the gross consideration to be paid for that purchase, when added to the net consideration paid by BankCorp for all purchases of its stock during the 12 months preceding the date of notification, equals or exceeds 10% of BankCorp’s consolidated net worth. The Federal Reserve Bank of Richmond may permit a proposed purchase to be completed prior to expiration of the 45-day notice period if it determines that the repurchase would not constitute an unsafe or unsound practice and that it would not violate any applicable law, rule, regulation, or order, or any condition imposed by, or written agreement with, the FRB.

Share Purchase and Option Plans.    Chapter 53 requires that stock option plans for Randolph’s directors, officers and employees, and share purchase plans for its officers and employees, be approved by at least two-thirds of all the votes entitled to be cast by each voting group of Randolph’s shareholders entitled to vote. Under Chapter 55, only a majority of the shares voting at a meeting of BankCorp’s shareholders is required to approve any equity compensation plans requiring approval.

Appraisal Rights and Rights of Dissenting Shareholders.    Under Chapter 55, a shareholder of a corporation participant in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the “fair value” of his or her shares, as determined by a court, in lieu of the consideration he or she would otherwise receive in the transaction. However, Chapter 55 provides that holders of shares of a North Carolina corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters’ rights unless certain requirements are met. Because BankCorp has shares listed on a national securities exchange, its shareholders generally have no rights to dissent from mergers, consolidations and certain other corporate transactions to which BankCorp is a party.

Dividends.    Under Chapter 53, a bank may pay dividends only from its undivided profits. If at any time a bank’s surplus is less than 50% of its paid-in capital stock, that bank may not declare a cash dividend until it has transferred from undivided profits to surplus 25% of its undivided profits or any lesser percentage that may be required to restore its surplus to an amount equal to 50% of its paid-in capital stock. However, no cash dividends may be paid at any time by a bank when it is insolvent or when payment of a dividend would render it insolvent or be contrary to its Articles of Incorporation. Additionally, there are statutory provisions regarding the calculation of a bank’s undivided profits from which dividends may be paid, and banking regulators may restrict or prohibit the payment of dividends by banks which have been found to have inadequate capital. These Chapter 53 limitations are applicable to both Randolph and BOC.

Under Chapter 55, BankCorp is authorized to pay dividends as are declared by its Board of Directors, provided that no such distribution results in its insolvency on a going concern or balance sheet basis. However, BankCorp’s principal asset is all of BOC’s outstanding capital stock, and BankCorp’s sole source of funds for the payment of dividends on its common stock is dividends it receives, as BOC’s sole shareholder, on BOC stock. Therefore, BankCorp’s ability to pay dividends is subject to BOC’s ability to pay dividends, so the lessened restrictions on a business corporation’s ability to pay dividends does not have a material effect.

BankCorp’s management has no reason to believe that the merger will increase the likelihood of the payment of dividends to shareholders or increase the amount of dividends, if any, that may be paid by BankCorp in the future. (See “Market and Dividend Information—BankCorp’s Common Stock” on page     .)

Assessments; Impairment of Capital.    Under Chapter 53, the North Carolina Commissioner of Banks may require a bank’s Board of Directors to assess the holders of its common stock to restore the amount of any impairment in the bank’s capital stock due to losses or any other cause when our surplus and undivided profits are insufficient to make good the impairment. If a shareholder fails to contribute the amount of the assessment, the bank’s Board of Directors, under the direction of the Commissioner, must sell the shares held by the non-contributing shareholder in order to satisfy the assessment. No equivalent assessment provisions are contained in Chapter 55 with respect to BankCorp’s stock or its shareholders.

Application of the 1933 Act; Restrictions on Resale of BankCorp’s Stock.    The offer and sale of Randolph stock is exempt from the registration requirements of the federal Securities Act of 1933 (“the 1933 Act”). That exemption allows Randolph to offer and sell shares of its stock without being required to register the stock being sold under the 1933 Act. In contrast, the public sale by BankCorp of its stock, as well as resales of BankCorp stock by certain persons who, at the time of resale, are “affiliates” of BankCorp, will be required to be registered under the 1933 Act or meet certain statutory and regulatory requirements to qualify for an exemption from registration. Similar restrictions will apply to resales of BankCorp stock by persons who are its “affiliates” at the time its shareholders vote on the Agreement and merger. (See “The Merger—Restrictions on BankCorp Common Stock Received by Certain Persons” on page     .)

INDEMNIFICATION OF BANKCORP’S DIRECTORS AND OFFICERS

General

Permissible Indemnification.    In the case of a North Carolina corporation, Chapter 55 allows the corporation, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation’s request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation’s charter or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed (1) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation’s best interests, and (2) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.    Unless limited by the corporation’s charter, Chapter 55 requires a North Carolina corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for Expenses.    Expenses incurred by a director, officer, employee, or agent of a North Carolina corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors in the specific case, or as authorized by the charter or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

Court-Ordered Indemnification.    Unless otherwise provided in the corporation’s charter, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (1) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (2) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.    Chapter 55 defines “director” to include former directors and the estate or personal representative of a director. Unless its charter provides otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its charter or bylaws, by general or specific action of its board of directors, or by contract.

Indemnification by BankCorp

BankCorp’s and BOC’s Bylaws provide for indemnification of their directors and officers to the fullest extent permitted by North Carolina law and require their respective Boards of Directors to take all actions necessary and appropriate to authorize such indemnification.

Under North Carolina law, a corporation also may purchase insurance on behalf of any person who is or was a director or officer against any liability arising out of his status as such. BankCorp and BOC currently maintain a directors’ and officers’ liability insurance policy and its coverage is applicable to all their directors and officers.

Elimination of Director Liability

BankCorp’s Articles of Incorporation provides, in a manner similar to Randolph’s bylaws, that to the fullest extent permitted by Chapter 55 as it exists or may be amended, no person who is serving or who has served as a director of BankCorp shall be personally liable to BankCorp or any of its shareholders or otherwise for monetary damages for breach of any duty as a director. Under Chapter 55, this provision will not affect a director’s liability for (1) acts or omissions that the director knew or believed were clearly in conflict with the best interests of the corporation, (2) unlawful distributions by the corporation, (3) a transaction in which the director derived an improper personal benefit, or (4) acts or omissions occurring before the date the provision becomes effective.

LEGAL MATTERS

The validity of the BankCorp common stock to be issued in connection with the merger is being passed upon for BankCorp by Ward and Smith, P.A., Raleigh, North Carolina. Certain legal matters relating to the merger will be passed upon for Randolph by Gaeta & Eveson, P.A., Raleigh, North Carolina.

EXPERTS

The consolidated financial statements of BankCorp as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, which are included in this Joint Proxy Statement/Prospectus, have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as indicated in their report which is included herein.

The consolidated financial statements of Randolph as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, which are included in this Joint Proxy Statement/Prospectus, have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as indicated in their report which is included herein.

CONSOLIDATED FINANCIAL STATEMENTS

OF

BANK OF THE CAROLINAS CORPORATION

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of the Carolinas Corporation

To the Board of Directors and Stockholders

Bank of the Carolinas Corporation

Mocksville, North Carolina

We have audited the accompanying consolidated balance sheets of Bank of the Carolinas Corporation and subsidiary (hereinafter referred to as the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Carolinas Corporation and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ending December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Asheville, North Carolina

March 28, 2007

CONSOLIDATED BALANCE SHEETS

Bank of the Carolinas Corporation

December 31, 2006 and 2005

	2006	2005
	(In thousands except share and per share data)
Assets
Cash and due from banks	$5,626	$5,035
Interest-bearing deposits in banks	7,777	120

Cash and cash equivalents	13,403	5,155

Federal funds sold	6,449	17,000
Securities available for sale	55,677	47,379

Loans	354,555	299,927
Less: Allowance for loan losses	(3,732)	(3,315)

Total loans, net	350,823	296,612
Office properties and equipment, net	11,142	9,960
Accrued interest receivable	2,449	1,887
Other real estate owned	1,000	2,182
Deferred tax assets	768	1,155
Goodwill	591	612
Bank owned life insurance	8,937	5,722
Other assets	3,339	2,523

Total assets	$454,578	$390,187

Liabilities and Stockholders’ Equity

Liabilities:
Deposits:
Non-interest bearing	$26,317	$26,131
Interest bearing	356,404	300,509

Total deposits	382,721	326,640

Federal Home Loan Bank advances	31,000	27,400
Accrued interest payable and other liabilities	3,143	1,496

Total liabilities	416,864	355,536

Commitments and contingencies (Notes 9 and 13)

Stockholders’ Equity:
Common stock, par value $5 per share: 15,000,000 shares authorized; 3,826,792 and 3,825,192 shares issued and outstanding, respectively	19,134	19,126
Additional paid in capital	11,444	11,419
Retained earnings	7,293	4,583
Accumulated other comprehensive loss	(157)	(477)

Total stockholders’ equity	37,714	34,651

Total liabilities and stockholders’ equity	$454,578	$390,187

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Bank of the Carolinas Corporation

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands except per share data)
Interest income:
Loans, including fees	$26,672	$18,892	$12,052
Investment securities	2,184	1,498	1,075
Other	420	166	39

Total interest income	29,276	20,556	13,166

Interest expense:
Deposits	13,343	7,434	3,919
Other borrowings	1,270	971	605

Total interest expense	14,613	8,405	4,524

Net interest income	14,663	12,151	8,642

Provision for loan losses	1,157	1,120	952

Net interest income after provision for loan losses	13,506	11,031	7,690

Non-interest income:
Customer service fees	947	847	699
Net gain on available for sale securities	—	—	27
Mortgage loan broker fees	177	196	169
Increase in bank owned life insurance	215	203	148
Gain on sale of branch	1,755	—	—
Other	280	95	71

Total non-interest income	3,374	1,341	1,114

Noninterest expense:
Salaries and employee benefits	6,130	4,844	3,789
Net occupancy expense	1,412	1,222	901
Data processing	728	452	191
Advertising	417	181	179
Other	2,825	2,133	1,670

Total non-interest expense	11,512	8,832	6,730

Income before income taxes	5,368	3,540	2,074
Income tax expense	1,894	1,207	615

Net income	$3,474	$2,333	$1,459

Net income per share
Basic	$0.91	$0.61	$0.52

Diluted	$0.88	$0.59	$0.50

The accompanying notes are an integral part of these consolidated financial instruments.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Bank of the Carolinas Corporation

For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
	Shares	Amount
	(In thousands except per share data)
Balance, December 31, 2003	2,316,844	$11,584	$8,420	$1,921	$76	$22,001
Stock options exercised	3,392	17	9	—	—	26
Current income tax benefit on option exercised	—	—	6	—	—	6
Issuance of common stock, net of issuance cost	835,811	4,179	6,056	—	—	10,235
Cash dividends declared ($.20 per share)	—	—	—	(464)	—	(464)
Comprehensive income:
Net income	—	—	—	1,459	—	1,459
Other comprehensive income	—	—	—	—	(88)	(88)

Total comprehensive income						1,371

Balance, December 31, 2004	3,156,047	15,780	14,491	2,916	(12)	33,175

Stock options exercised	35,973	180	23	—	—	203
Current income tax benefit on option exercised	—	—	81	—	—	81
Adjustment to issuance cost of common stock	—	—	(3)	—	—	(3)
20% stock split in form of a dividend	633,172	3,166	(3,166)	—	—	—
Cash in lieu of fractional shares	—	—	(7)	—	—	(7)
Cash dividends declared ($.20 per share)	—	—	—	(666)	—	(666)
Comprehensive income:
Net income	—	—	—	2,333	—	2,333
Other comprehensive income	—	—	—	—	(465)	(465)

Total comprehensive income						1,868

Balance, December 31, 2005	3,825,192	19,126	11,419	4,583	(477)	34,651

Stock options exercised	1,600	8	2	—	—	10
Current income tax benefit on options exercised	—	—	6	—	—	6
Stock based compensation expense	—	—	17	—	—	17
Cash dividends declared ($.20 per share)	—	—	—	(764)	—	(764)
Comprehensive income:
Net income	—	—	—	3,474	—	3,474
Other comprehensive income	—	—	—	—	320	320

Total comprehensive income						3,794

Balance, December 31, 2006	3,826,792	$19,134	$11,444	$7,293	$(157)	$37,714

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bank of the Carolinas Corporation

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands)
Cash flows from operating activities:
Net income	$3,474	$2,333	$1,459
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	654	580	444
Deferred tax expense (benefit)	240	(49)	(217)
Provision for loan losses	1,157	1,120	952
Amortization of premiums on securities, net	64	71	75
Stock option expense	17	—	—
Excess tax benefit from stock based compensation	(6)	—	—
Increase in bank owned life insurance	(215)	(203)	(148)
Gain on sale of branch	(1,755)	—	—
Loss (gain) on sale of other real estate owned	333	36	(35)
Loss (gain) on sale of fixed assets	(1)	(7)	4
Gain on sale of securities	—	—	(27)
Net changes in:
Accrued interest receivable	(562)	(797)	(183)
Other assets	(513)	(345)	538
Deferred loan costs, net	(380)	(73)	(39)
Accrued expenses and other liabilities	1,647	430	222

Net cash provided by operating activities	4,154	3,096	3,045

Cash flows from investing activities:
Net change in federal funds sold	10,551	(8,988)	(218)
Activity in available for sale securities:
Purchases	(19,517)	(18,151)	(21,039)
Principal payments received	1,622	2,100	2,491
Proceeds from sale	—	—	4,025
Maturities and calls of securities	10,000	—	12,500
Net loan originations and principal payments	(55,963)	(75,015)	(45,669)
Purchase of FHLB stock	(313)	(246)	(691)
Purchase of property and equipment	(816)	(745)	(4,354)
Proceeds from sale of branch	2,134	—	—
Proceeds from sale of fixed assets	22	34	26
Additions to other real estate owned	(249)	(211)	—
Proceeds from sale of other real estate owned	691	300	1,002
Investment in bank owned life insurance	(3,000)	—	(5,371)

Net cash used by investing activities	(54,838)	(100,922)	(57,298)

Cash flows from financing activities:
Net increase in deposits	56,081	95,108	37,235
Net proceeds from FHLB advances	3,600	20,500	18,200
Proceeds from issuance of common stock	10	203	10,261
Excess tax benefit from stock based compensation	6	—	—
Cash dividends paid	(765)	(598)	(464)

Net cash provided by financing activities	58,932	115,213	65,232

Net increase (decrease) in cash and cash equivalents	8,248	(2,113)	3,979
Cash and cash equivalents at beginning of year	5,155	7,268	3,289

Cash and cash equivalents at end of year	$13,403	$5,155	$7,268

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$13,194	$7,875	$4,491

Income taxes paid	$2,155	$1,416	$398

Non-cash investing and financing activities:
Unrealized losses on securities available for sale, net of income tax effect	$320	$(465)	$(88)
Transfer of foreclosed assets from loans receivable	975	1,973	1,098
Dividends declared, not paid	191	191	116

The accompanying notes are an integral part of these consolidated financial statements.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(Tabular amounts in thousands except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Bank of the Carolinas Corporation (the Company) is a North Carolina-chartered bank holding company that was incorporated on May 30, 2006, for the sole purpose of serving as the parent bank holding company for the Bank. The Bank is an insured, North Carolina-chartered bank that began operations on December 7, 1998, under the name “Bank of Davie.” On August 18, 2006, we completed a corporate reorganization and share exchange in which the Bank became our wholly-owned bank subsidiary. Upon completion of the reorganization, each of the 3,825,192 outstanding shares of the Bank’s $5.00 par value common stock was converted into and exchanged for one newly issued share of our $5.00 par value common stock.

Because the Company has no operations and conducts no business on its own other than owning Bank of Carolinas (the “Bank”), the discussion contained in these footnotes concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiary are collectively referred to herein as the Company unless otherwise noted.

The accounting and reporting policies of the Bank follow accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a summary of the more significant accounting policies.

Business—The Company provides a variety of financial services to individuals and small businesses through its retail offices. Its primary deposit products are demand deposits and time certificate accounts and its primary lending products are consumer, commercial, and mortgage loans. The Company does not have significant concentrations to any one industry or customer.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are defined as those amounts included in the balance sheet captions “cash and due from banks” and “interest-bearing deposits in banks.”

Securities—Securities available for sale are carried at fair value. The Company has identified its holdings in debt securities as available for sale. The unrealized holding gains or losses on securities available for sale are reported, net of related income tax effects, as accumulated other comprehensive income unless a valuation reserve has been established. Changes in unrealized holding gains or losses are included as a component of other comprehensive income until realized. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in income as realized losses. Gains or losses on sales of securities available for sale are based on the specific identification method.

Loans Receivable—The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is invested within the central North Carolina region. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, loans in

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

process, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance Loan Losses—The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Income on impaired loans is recognized on a cash basis.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Office Properties and Equipment—Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the lesser of estimated useful lives of the assets or lease terms ranging from 3 to 40 years. The cost of maintenance and repairs are charged to income as incurred while expenditures that materially increase the useful lives of property are capitalized.

Federal Home Loan Bank Stock—Investment in stock of the Federal Home Loan Bank is required by law of every member. The investment is carried at cost since redemptions of this stock have been historically at par. No ready market exists for the stock, and it has no quoted market value. The stock is presented in other assets. Due to the redemption provisions of the FHLB, the Bank estimates carrying value equals fair value and that it was not impaired at December 31, 2006. The stock had a carrying value of $1,815,000 and $1,862,000 at December 31, 2006 and 2005, respectively.

Foreclosed Assets—Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value. Expenses associated with maintaining these properties, are included in other non-interest expense. The provision for real estate losses is included in non-interest expense. Realized gains and losses on disposal of real estate is included in non-interest expense. Foreclosed assets are presented in other real estate owned.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Goodwill—The Company has adopted Statement of Financial Standards (SFAS) No. 141 entitled Business Combinations (Statement 141), SFAS No. 142 entitled Goodwill and Other Intangible Assets (Statement 142), and SFAS No. 147 entitled Acquisitions of Certain Financial Institutions (Statement 147). Certain provisions of Statement 142 relating to business combinations consummated after June 30, 2001, were adopted by the Bank on July 1, 2001. The remaining provisions of Statement 142 and all provisions of Statement 141 were adopted effective January 1, 2002. Statement 147 provisions were adopted January 1, 2003.

Goodwill is recognized in business combinations to the extent that the price paid exceeds the fair value of the net assets acquired, including any identifiable intangible assets. Goodwill is not amortized, but is subject to fair value impairment tests on at least an annual basis. On April 26, 2006 the Company announced it had entered into a definitive agreement whereby First Bank would purchase the Company’s branch located at 109 Monroe Street in Carthage, NC. The transaction was consummated in the third quarter. The Company allocated approximately $21,000 of the $612,000 in goodwill to the sale of this branch based on an analysis of the relative fair market value of the branch to the Company as a whole.

Income Taxes—The Company utilizes the liability method of computing income taxes. Under the liability method, deferred tax liabilities and assets are established for future tax return effects of the temporary differences between the stated value of assets and liabilities for financial reporting purposes and their tax bases. The focus is on accruing the appropriate balance sheet deferred tax amount, with the statement of income effect being the result of the changes in the balance sheet amounts from period to period. Current portion of income tax expense is provided based upon the actual tax liability incurred for tax return purposes.

An evaluation of the probability of being able to realize the future benefits of deferred tax assets is made. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stockholders’ Equity—On September 23, 2005, the Company declared a six for five stock split that was affected in the form of a 20 percent stock dividend, payable as of October 28, 2005, to stockholders on record as of October 14, 2005. All per-share data herein has been adjusted to include the effect of the stock split.

Earnings Per Share—Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per share have been computed based on the following (as adjusted for the six for five stock split):

	Years Ended December 31,
	2006	2005	2004
Net income applicable to common stock	$3,474	$2,333	$1,459

Average number of common shares outstanding used to calculate basic earnings per share	3,825,343	3,799,565	2,792,137
Additional potential common shares due to stock options	138,015	151,277	144,870

Average number of common shares outstanding used to calculate diluted earnings per share	3,963,358	3,950,842	2,937,007

Stock Compensation Plans—The Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment on January 1, 2006. Prior to adopting this standard the Company used the intrinsic value method as prescribed by APB No. 25. Under APB 25, the Company recognized no compensation expense for stock options granted

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

when the exercise price was equal to or greater than the market value on the grant date. The Company chose to adopt the modified prospective method to apply FAS 123(R) and therefore has not re-stated prior period amounts. Using the modified prospective method, the Company is required to record expense for the unvested portion of all options which vest after adoption of the standard as well as for all options issued after its adoption.

Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section in the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2006	2005	2004
Unrealized holding gains (losses) on available-for-sale securities	$468	$(703)	$(107)
Reclassification adjustment for gains realized in net income	—	—	(27)

Net unrealized gains (losses)	468	(703)	(134)
Tax effect, net of valuation allowance	(148)	238	46

Other comprehensive income (loss) net of tax	$320	$(465)	$(88)

Reclassifications—Certain amounts reflected in the December 31, 2004 financial statements have been reclassified to conform with the presentation for the year ended December 31, 2006 and 2005.

New Accounting Pronouncements—In December 2005, the FASB issued FSP SOP 94-6-1, “Terms of Loan Products that May Give Rise to a Concentration of Credit Risk.” The disclosure guidance in this FSP is effective for interim and annual periods ending after December 19, 2005. The FSP states that the terms of certain loan products may increase a reporting entity’s exposure to credit risk and thereby may result in a concentration of credit risk as that term is used in SFAS No. 107, either as an individual product type or as a group of products with similar features. SFAS No. 107 requires disclosures about each significant concentration, including “information about the (shared) activity, region, or economic characteristic that identifies the concentration.” The FSP suggests possible shared characteristics on which significant concentrations may be determined which include, but are not limited to borrowers subject to significant payment increases, loans with terms that permit negative amortization and loans with high loan-to-value ratios.

This FSP requires entities to provide the disclosures required by SFAS No. 107 for loan products that are determined to represent a concentration of credit risk in accordance with the guidance of this FSP for all periods presented. The Company adopted this disclosure standard effective December 31, 2005.

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”. FIN 48 states that a company should evaluate the certainty that a tax position taken will be sustained upon examination. If the Company should determine upon evaluation that a position is likely to not be upheld then the institution is responsible for its recognition on the financial statements. The Company will begin the process of evaluating the impact of FIN 48 as it becomes effective.

In September 2006, the SEC issued SAB 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” this instructional guidance clarifies the way that management and external auditors of public companies, should evaluate the materiality of uncorrected financial statement misstatements. The guidance indicates that the difference should be evaluated using both an “Iron Curtain” method and a “Roll-over” method. The Iron Curtain method is one where emphasis is placed on the amount of the misstatement in the ending balance sheet, whereas the rollover method places emphasis on the effect of current and reversing prior misstatements on the current income statement.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The guidance suggests a dual approach, indicating that an entity should give equal consideration to the misstatements of each of its financial statements. Initial adoption of SAB 108 could lead to a restatement of previous financial statements or a cumulative effect adjustment in the current period. The SAB is effective for years ending on or after November 15, 2006. The Company adopted this standard on December 31, 2006 with no material impact on the consolidated financial statements.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investments are summarized as follows:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
U.S. Government and Agency	$38,815	$69	$275	$38,609
State and municipals	6,944	32	38	6,938
Corporate	2,014	96	1	2,109
Mortgage-backed	8,159	33	171	8,021

	$55,932	$230	$485	$55,677

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
U.S. Government and Agency	$35,800	$3	$566	$35,237
State and municipals	2,599	—	30	2,569
Corporate	2,046	104	2	2,148
Mortgage-backed	7,656	7	238	7,425

	$48,101	$114	$836	$47,379

The Bank had investment securities with a carrying value of approximately $16.5 million and $8.8 million pledged against deposits at December 31, 2006 and 2005 respectively.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2006 is as follows:

	Amortized Cost	Estimated Fair Value
Within 1 year	$14,999	$14,890
Over 1 year through 5 years	25,324	25,168
Over 5 years through 10 years	4,838	4,887
Over 10 years	2,612	2,711

	47,773	47,656
Mortgage backed securities	8,159	8,021

	$55,932	$55,677

For the year ended December 31, 2004, proceeds from sale of securities available for sale were approximately $4,025,000. Gross realized gains amounted to approximately $36,000, and gross realized losses amounted to approximately $9,000.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The fair value of securities with unrealized losses at December 31, 2006, is as follows:

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Government and agency	$2,992	$7	$26,562	$268	$29,554	$275
State and municipals	1,583	9	2,020	29	3,603	38
Corporate	—	—	1,057	1	1,057	1
Mortgage backed securities	—	—	5,210	171	5,210	171

Total	$4,575	$16	$34,849	$469	$39,424	$485

The fair value of securities with unrealized losses at December 31, 2005, is as follows:

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Government and agency	$14,278	$130	$20,457	$436	$34,735	$566
State and municipals	2,569	30	—	—	2,569	30
Corporate	1,090	2	—	—	1,090	2
Mortgage backed securities	1,230	38	5,072	200	6,302	238

Total	$19,167	$200	$25,529	$636	$44,696	$836

Management of the Bank believes all unrealized losses as of December 31, 2006, represent temporary impairment. The unrealized losses have resulted from temporary changes in the interest rate market and not as a result of credit deterioration. The majority of the securities that have losses greater than twelve months are backed by government agencies and therefore carry very little risk of default. The Bank has sufficient liquidity sources to be able to hold these securities until the fair value recovers.

3. LOANS RECEIVABLE

Loans receivable are summarized as follows:

	December 31,
	2006	2005
Mortgage loans on real estate:
Residential, 1-4 family	$63,221	$60,817
Commercial	108,907	95,301
Construction	71,694	52,196
Home equity	21,640	24,942

	265,462	233,256

Commercial loans	92,479	72,798

Consumer installment loans:
Installment	6,614	5,088
Other	1,669	4,228

	8,283	9,316

Gross loans receivable	366,224	315,370

Adjustments:
Unamortized loan (fees) costs	332	(53)
Undisbursed portion of construction loans	(12,001)	(15,390)
Allowance for loan losses	(3,732)	(3,315)

Loans, net	$350,823	$296,612

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The changes in the allowance for loan losses are summarized as follows:

	For the Year Ended December 31,
	2006	2005	2004
Beginning balance	$3,315	$2,500	$1,987
Provision for loan losses	1,157	1,120	952
Charge-offs	(758)	(317)	(522)
Recoveries	18	12	83

Ending balance	$3,732	$3,315	$2,500

In accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, loans totaling approximately $3,162,000 in non-homogenous groups were determined to be impaired as of December 31, 2006 while approximately $1,673,000 were determined to be impaired as of December 31, 2005. Specific loan loss reserves of $636,000 and $574,000 were related to these loans as of December 31, 2006 and 2005. Income has not been recognized on these loans since being placed in impaired status. The average balance invested in impaired loans during 2006 was approximately $2,771,000 and $656,000 in 2005.

Loans in non-accrual status were approximately $2,780,000 and $1,689,000 at December 31, 2006 and 2005, respectively. Interest accrued, but not recognized as income on these loans, was approximately $296,000 and $54,000 for the years ended December 31, 2006 and 2005, respectively.

Directors and officers of the Bank and companies with which they are affiliated are customers of the Bank in the ordinary course of business and are considered “insiders.” Outstanding balances for term loans and lines of credit to insiders as of December 31, 2006 and 2005 were approximately $7.4 and $5.8 million, respectively.

The change in the term loans to insiders is as follows:

Balance, December 31, 2005	$2,340
Originations	3,500
Repayments and participations sold	(4,047)

Balance, December 31, 2006	$1,793

Available lines of credit to insiders as of December 31, 2006 were $1.3 million.

4. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized as follows:

	December 31,
	2006	2005
Land	$1,216	$1,117
Buildings	7,051	7,260
Construction in progress	1,446	—
Leasehold Improvements	684	591
Furniture, fixtures and equipment	3,474	3,200

	13,871	12,168
Less, accumulated depreciation	2,729	2,208

	$11,142	$9,960

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Construction in progress is comprised of a former OREO property the Bank held in the Concord area which we plan on renovating and opening as our Concord area branch. The Bank has received regulatory approval for this branch and it should open during 2007.

5. LEASES

The Bank has entered into lease agreements for certain branch facilities. The leases expire through December 2017 and contain various renewal options. For the years ended December 31, 2006, 2005 and 2004, rental expense was approximately $151,000, $146,000 and $125,000, respectively.

The approximate minimum future lease payments are as follows:

2007	$247
2008	231
2009	230
2010	233
2011	236
Thereafter	689

$1,866

6. DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 was approximately $153.0 million and $81.3 million at December 31, 2006 and 2005, respectively.

Contractual maturities of time deposits are summarized as follows:

	December 31,
	2006	2005
12 months or less	$268,009	$192,490
1-3 years	10,493	34,468
Thereafter	667	2,929

	$279,169	$229,887

At December 31, 2006 and 2005, the Company had $81.8 million and $33.5 million in brokered CD’s, respectively.

7. FEDERAL HOME LOAN BANK ADVANCES

The Bank had total advances from the Federal Home Loan Bank (“FHLB”) of $31,000,000 and $27,400,000 at December 31, 2006 and 2005, respectively. The weighted average interest rate on the advances was 4.98% and 4.16% at December 31, 2006 and 2005, respectively. The range of rates on the outstanding advances varied from 4.33% to 5.70%.

The contractual maturities of advances are as follows:

2007	$14,000
2008	2,000
2009	10,000
2010	—
2011	—
Thereafter	5,000

$31,000

The Bank has total remaining credit availability through the FHLB of approximately $82.6 million. As of December 31, 2006, the Bank pledged as collateral for these borrowings its FHLB stock and the Bank’s entire 1-4 family mortgage portfolio as well as qualifying commercial loans, as defined.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

8. FEDERAL FUNDS PURCHASED

At December 31, 2006, the Bank had total borrowing capacity of $18 million relating to uncollateralized federal funds lines of credit. The Bank had no outstanding balances on these lines at December 31, 2006 or 2005.

9. INCOME TAXES

The components of income tax expense are as follows:

	For the Years Ended December 31,
	2006	2005	2004
Current tax expense
Federal	$1,403	$1,176	$832
State	251	80	—

	1,654	1,256	832
Deferred tax expense (benefit)
Federal	211	(126)	(126)
State	29	77	(91)

	240	(49)	(217)

Total income tax expense	$1,894	$1,207	$615

The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% are reconciled as follows:

	2006	2005	2004
Computed income tax expense	$1,825	$1,204	$705
Changes resulting from:
Tax credits	—	—	(102)
State tax expense, net of federal benefit	185	103	—
Non-taxable income	(133)	(93)	(59)
Other	17	(7)	71

Actual income tax expense	$1,894	$1,207	$615

The components of deferred income taxes are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Allowance for loan losses	$1,212	$1,106
Accrued expenses	112	109
Securities	98	245
Contribution carryforwards	—	118

	1,422	1,578

Deferred tax liabilities:
Depreciation and amortization	507	344
Prepaid expenses	122	54
Other	25	25

	654	423

Net deferred tax asset	$768	$1,155

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Management has not established a valuation allowance as of December 31, 2006 as they believe it is more likely than not that deferred tax assets will be utilized.

10. REGULATORY MATTERS

Under North Carolina law, the Company is authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders and pay our own obligations is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. There are statutory and regulatory limitations on the Bank’s payment of dividends to us.

Under North Carolina law, the Bank may pay dividends only from its undivided profits. However, if the Bank’s surplus is less than 50% of its paid-in capital stock, then the Bank’s directors may not declare any cash dividend until it has transferred from undivided profits to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

The Bank, as a North Carolina banking corporation, may pay dividends only out of retained earnings as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank. Additionally, dividends for the first three years of operations of new banks are explicitly prohibited by the State of North Carolina Banking Commission and the Federal Deposit Insurance Corporation unless special exceptions are made.

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances based on average daily deposits. At December 31, 2006, the Bank met the regulatory cash reserve requirements.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Bank met all capital adequacy requirements to which it is subject.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that categorization that management believes would change the categorization. To be categorized as well capitalized, the Bank must maintain the minimum capital ratios. The Bank’s actual capital amounts (in thousands) and ratios and minimum requirements are set forth in the table below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk Weighted Assets)	$40,992	11.1%	$29,688	>8%	$37,109	>10%
Tier I Capital (to Risk Weighted Assets)	$37,260	10.0%	$14,844	>4%	$22,266	>6%
Tier I Capital (to Average Assets)	$37,260	8.5%	$17,561	>4%	$21,951	>5%

As of December 31, 2005:
Total Capital (to Risk Weighted Assets)	$37,831	12.1%	$25,027	>8%	$31,284	>10%
Tier I Capital (to Risk Weighted Assets)	$34,516	11.0%	$12,514	>4%	$18,770	>6%
Tier I Capital (to Average Assets)	$34,516	9.2%	$15,048	>4%	$18,811	>5%

The holding company had no activity separate from the Bank’s operations during 2006, therefore its ratios would be the same as the Bank’s.

11. EMPLOYEE BENEFIT PLAN

The Bank has a 401(k) Plan to benefit employees. Employees that meet certain age and service requirements may participate in the Plan. Employees may contribute up to 20 percent of their compensation subject to certain limits based on federal tax laws. The Bank may make contributions to the Plan as determined by the Bank’s Board of Director’s. For the years ended December 31, 2006, 2005 and 2004 expense attributable to the Plan amounted to approximately $60,000, $35,000, and $53,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

To accommodate the financial needs of its customers, the Bank makes commitments under various terms to lend funds. These commitments include revolving credit agreements, term loan commitments and short-term borrowing agreements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held includes first and second mortgages on one-to-four family dwellings, accounts receivable, inventory, and commercial real estate. Certain lines of credit are unsecured.

The Bank had outstanding commitments to originate commercial and construction loans of approximately $12 million at December 31, 2006. These commitments were composed of variable rate loans, with interest rates based upon the prime rate. The commitments included various maturity terms with balloon payments due between one to five years.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The following summarizes the Bank’s approximate remaining available balance to customers under commitments to fund lines of credit at December 31, 2006 (in thousands):

Available Balance on Commitments
Commercial	$29,102
Consumer and other lines	18,798

$47,900

13. EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

The Company has entered into employment agreements with key employees. The employment agreements provide for one to three-year terms. Commencing on the first anniversary date and continuing each anniversary date thereafter, the board of directors may extend the agreements for an additional year so that the remaining terms shall remain one to three years, unless written notice of termination of the agreements is given by the executive officer. The agreements provide for severance payments and other benefits in the event of involuntary termination of employment in connection with any change in control of the Bank. A severance payment will also be provided on a similar basis in connection with voluntary termination of employment where, subsequent to a change in control, the officer is assigned duties inconsistent with their position, duties, responsibilities and status immediately prior to such change in control. The severance payments are defined in each agreement, but in no case exceed 2.99 times the executive officer’s average annual compensation during the preceding five years. The employment agreements provide for termination by the Bank for just cause at any time. The Bank has not accrued any benefits under this post-employment agreement.

14. STOCK INCENTIVE PLANS

In accordance with the Company’s two stock option plans, the Company may grant options to its directors, officers and employees for up to 300,769 (adjusted in October 2005 and June 2003 for six for five stock splits) shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Plans. The exercise price of each option equals the market price of the Company’s stock on the date of grant and grants have a maximum term of ten years.

The Company adopted the BOC Financial Corp. (“BOCF”) stock option plans at the acquisition date. The BOCF options granted at the date of the acquisition were converted to options on the Bank’s stock and the exercise price adjusted in accordance with the conversion ratio. The converted options were vested immediately. The un-granted BOCF options at the date of the conversion were terminated. The remaining options have a maximum term of ten years from the original grant date.

The Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment on January 1, 2006. Prior to adopting this standard the Company used the intrinsic value method as prescribed by APB No. 25. Under APB 25, the Company recognized no compensation expense for stock options granted when the exercise price was equal to or greater than the market value on the grant date. The Company chose to adopt the modified prospective method to apply FAS 123(R) and therefore has not re-stated prior period amounts. Using the modified prospective method, the Company is required to record expense for the unvested portion of all options which vest after adoption of the standard as well as for all options issued after its adoption. The Company did not grant any options in 2005 but has granted 12,500 shares during 2006. The options were granted with a weighted average fair market value of $5.27 per share. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Assumptions for the 2006 computation include risk-free rates of 4.60%, expected life of 7 years, expected dividends of $.20 per share and expected volatility of 26.19% based on historical stock prices. There were no options granted in 2005. The weighted average grant-date fair value of options granted in 2004 was $3.50 each.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Adoption of the standard resulted in a $16,985 pre-tax year to date charge and $10,993 after tax. Had the Company applied the standard in 2005, compensation expense of $9,033 pre-tax year to date and $5,952 after tax would have been recorded. Total unrecognized compensation expense related to non vested stock based awards at December 31, 2006 is approximately $77,000 and will be recognized over a weighted average period of 2.83 years.

	Years Ended December 31,
	2005	2004
Net income:
As reported	$2,333	$1,459
Proforma	2,324	1,453

Earnings per share—basic:
As reported	0.61	0.52
Proforma	0.61	0.52

Earnings per share—diluted:
As reported	0.59	0.50
Proforma	0.59	0.49

Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS 123R requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options (“excess tax benefits”) to be classified as financing cash flows. An excess tax benefit totaling $6,000 is classified as a financing cash inflow for the year ended December 31, 2006. For the years ended December 31, 2005 and 2004 the benefits would have been $81,000 and $6,000, respectively.

A summary of the status of the Company’s stock option plans is presented below:

	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	288,914	$6.21	327,290	$6.10	314,320	$5.86
Granted	12,500	16.60	—	—	17,040	10.59
Exercised	(1,600)	6.37	(38,373)	5.29	(4,070)	6.37
Forfeited	—	—	(3)	6.37	—	—

Outstanding at end of year	299,814	$6.64	288,914	$6.21	327,290	$6.10

Options exercisable	277,090	$6.05	275,282	$5.99	310,250	$5.86

	Options Outstanding			Aggregate Intrinsic Value	Options Exercisable		Aggregate Intrinsic Value
Range of Exercise Prices	Number Outstanding	Weighted Average Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
$4.06-$6.00	80,316	2.90 years	$4.87	$794,325	80,316	$4.87	$794,325
$6.01-$7.00	186,502	1.96 years	$6.37	1,564,752	186,502	$6.37	1,564,752
$7.01-$16.90	32,996	7.61 years	$12.52	73,911	10,272	$9.46	54,442

	299,814			$2,432,988	277,090		$2,413,519

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

15. FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounts Standards 107, Disclosures about Fair Value of Financial Instruments (SFAS 107), excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents—The carrying amounts of cash and short-term instruments approximate fair values.

Federal Funds Sold—The carrying amounts of federal funds sold approximate fair values.

Investment Securities—Fair values for securities are based on quoted market prices.

Loans Receivable—For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans, as applicable, are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance—The carrying amount of bank owned life insurance is the current cash surrender value.

Other Assets—Other assets include interest receivable and Federal Home Loan Bank stock. The carrying amount of accrued interest receivable approximates fair value. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit Liabilities—The fair values disclosed for demand deposits (e.g., interest and non-interest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances—The fair value of the Bank’s advances are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Other Liabilities—Other liabilities include accrued interest payable. The carrying amounts of accrued interest payable approximate fair value.

Off-Balance-Sheet Instruments—Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The approximate stated and estimated fair values of financial instruments is summarized below (In thousands):

	December 31, 2006		December 31, 2005
	Stated Amount	Estimated Fair Value	Stated Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$13,403	$13,403	$5,155	$5,155
Federal funds sold	6,449	6,449	17,000	17,000
Investment securities	55,677	55,677	47,379	47,379
Loans receivable, net	350,823	350,888	296,612	296,292
Bank owned life insurance	8,937	8,937	5,722	5,722
Other assets	4,625	4,625	3,750	3,750

Financial liabilities:
Deposits:
Demand	103,552	103,552	96,753	96,753
Time	279,169	279,223	229,887	229,980
FHLB advances	31,000	31,000	27,400	27,402
Other liabilities	2,261	2,261	842	842

16. PARENT COMPANY FINANCIAL INFORMATION

The condensed balance sheet, statements of income and cash flows for the for the parent company as of and for the period ended December 31, 2006 are presented below (in thousands):

CONDENSED BALANCE SHEET

Assets
Cash	$211
Investment in wholly owned subsidiary	37,695

Total Assets	$37,906

Liabilities and Shareholder’s equity:
Other liabilities	$192
Shareholders’ Equity	37,714

Total Liabilities and Shareholder’s Equity	$37,906

CONDENSED INCOME STATEMENT

Dividends from subsidiary	$392
Equity in undistributed net income of subsidiary	681

Net Income	$1,073

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

CONDENSED STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities:
Net Income	$1,073
Equity in undistributed net income of subisidiary	(681)

Net Cash provided by operating activities	392

Cash Flows from Financing Activities:
Proceeds from exercise of stock options	10
Cash dividends paid	(191)

Net cash used by financing activities	(181)

Net increase in cash and cash equivalents	211
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$211

CONSOLIDATED BALANCE SHEETS

Bank of the Carolinas Corporation

(In thousands, except share and per share data)

	June 30 2007	December 31 2006*
	(Unaudited)
Assets
Cash and due from banks	$5,364	$5,626
Interest-bearing deposits in banks	3,418	7,777
Federal funds sold	969	6,449
Securities available for sale	64,563	55,677

Loans	355,750	354,555
Less, Allowance for loan losses	(3,425)	(3,732)

Total Loans, net	352,325	350,823
Premises and equipment	12,303	11,142
Accrued interest receivable	2,771	2,449
Other real estate owned	993	1,000
Deferred tax assets	842	768
Goodwill	591	591
Bank owned life insurance	9,105	8,937
Other assets	3,609	3,339

Total assets	$456,853	$454,578

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing demand deposits	$30,613	$26,317
Interest bearing demand deposits	62,296	67,214
Savings deposits	12,012	10,021
Large denomination time deposits	142,665	153,017
Other time deposits	139,407	126,152

Total deposits	386,993	382,721

Borrowings	26,500	31,000
Securities sold under agreements to repurchase	2,111	—
Other liabilities	2,556	3,143

Total liabilities	418,160	416,864

Commitments and contingencies (Note 3)

Shareholders’ Equity:
Common stock, par value $5 per share: 15,000,000 shares authorized; Issued and outstanding 3,852,992 shares in 2007 and 3,826,792 in 2006	19,265	19,134
Additional paid-in capital	11,505	11,444
Retained earnings	8,281	7,293
Accumulated other comprehensive loss	(358)	(157)
Total stockholders’ equity	38,693	37,714

Total liabilities and stockholders’ equity	$456,853	$454,578

*	Derived from audited consolidated financial statements.

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

Bank of the Carolinas Corporation

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Interest Income
Interest and fees on loans	$7,285	$6,558	$14,594	$12,363
Interest on securities	699	544	1,313	1,021
Interest on federal funds sold	183	31	361	169
Interest on deposits in other banks	2	5	5	6

Total interest income	8,169	7,138	16,273	13,559

Interest Expense
Interest on deposits	4,311	2,993	8,561	5,669
Interest on borrowed funds	303	374	588	645

Total interest expense	4,614	3,367	9,149	6,314

Net Interest Income	3,555	3,771	7,124	7,245
Provision for loan losses	412	180	474	297

Net interest income after provision for loan losses	3,143	3,591	6,650	6,948

Non-interest income
Customer service fees	266	245	502	466
Mortgage loan broker fees	31	22	62	81
Investment services	56	5	99	5
Income from bank owned life insurance	86	51	168	100
Other income	33	45	70	73

Total non-interest income	472	368	901	725

Noninterest Expense
Salaries and benefits	1,418	1,462	2,935	2,817
Occupancy and equipment	421	335	839	672
Data processing expense	186	181	376	354
Other	754	673	1,416	1,274

Total non-interest expense	2,779	2,651	5,566	5,117

Income before income taxes	836	1,308	1,985	2,556
Income taxes	244	467	613	911

Net Income	$592	$841	$1,372	$1,645

Earnings Per Share
Basic	$0.15	$0.22	$0.36	$0.43

Diluted	$0.15	$0.21	$0.35	$0.42

Dividends Declared	$0.05	$0.05	$0.10	$0.10

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Bank of the Carolinas Corporation

(Unaudited) (In thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2005	3,825,192	$19,126	$11,419	$4,583	$(477)	$34,651
Stock based compensation expense			6			6
Cash dividends declared ($.10 per share)				(383)		(383)
Comprehensive income:
Net income				1645		1,645
Other comprehensive income					(121)	(121)

Total comprehensive income						1,524

Balance, June 30, 2006	3,825,192	$19,126	$11,425	$5,845	$(598)	$35,798

Balance, December 31, 2006	3,826,792	$19,134	$11,444	$7,293	$(157)	$37,714
Stock options exercised	26,200	131	36			167
Current Income tax benefit on options exercised			14			14
Stock based compensation expense			11			11
Cash dividends declared ($.10 per share)				(384)		(384)
Comprehensive income:
Net income				1,372		1,372
Other comprehensive income					(201)	(201)

Total comprehensive income						1,171

Balance, June 30, 2007	3,852,992	$19,265	$11,505	$8,281	$(358)	$38,693

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bank of the Carolinas Corporation

(Unaudited)

(In thousands)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006
Cash Flows from Operating Activities:
Net income	$1,372	$1,645
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	474	297
Deferred tax benefit	52	2
Stock based compensation expense	11	6
Depreciation and amortization	348	320
Loss on sale of other real estate owned	12	—
Loss on disposal of fixed assets	3	—
Income from bank owned life insurance	(168)	(100)
Net amortization/accretion of premiums and discounts on investments	39	37
Net change in other assets	(895)	(312)
Net change in other liabilities	(588)	312

Net cash provided by operating activities	660	2,207

Cash Flows from Investing Activities:
Decrease in federal funds sold	5,480	13,216
Purchases of premises and equipment	(1,512)	(380)
Purchases of securities available-for-sale	(19,979)	(9,746)
Proceeds from sales, calls, maturities and principal repayments of securities available for sale	10,726	2,806
Sale (purchase) of FHLB stock	165	(583)
Acquisition of other real estate owned	—	(249)
Proceeds from the sale of other real estate owned	282	90
Net Increase in loans	(2,124)	(34,213)

Net cash used in investing activities	(6,962)	(29,059)

Cash Flows from Financing Activities:
Net Increase in deposits	4,272	23,405
Net originations (repayments) of other borrowings	(4,500)	9,600
Increase in repurchase agreements	2,111	—
Proceeds from exercise of stock options	167	—
Tax effect of stock options exercised	14	—
Cash dividends paid	(383)	(383)

Net cash provided by financing activities	1,681	32,622

Net increase (decrease) in cash and cash equivalents	(4,621)	5,770
Cash and cash equivalents at beginning of period	13,403	5,155

Cash and cash equivalents at end of period	$8,782	$10,925

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$9,632	$5,976

Cash paid during the period for income taxes	$794	$733

Noncash investing and financing activities:
Increase (decrease) in fair value of securities available for sale, net of tax	$(201)	$(121)

Dividends declared	193	191

Foreclosed real estate	287	381

Transfer from OREO to premise and equipment	—	1,382

See accompanying notes.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

(Unaudited)

NOTE 1. BASIS OF PRESENTATION

In the opinion of BankCorp’s management, the financial information included in these unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three and six month periods ended June 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expense during the reporting period. Actual results could differ from those estimates. Operating results for the three and six month periods ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007.

The results presented here are for Bank of the Carolinas Corporation (“BankCorp”), the parent company of Bank of the Carolinas (“the Bank”). The organization and business of BankCorp, accounting policies followed by BankCorp and other relevant information are contained in the notes to the financial statements filed as part of BankCorp’s annual report on Form 10-K for the year ended December 31, 2006. This quarterly report should be read in conjunction with the annual report. Because BankCorp has no separate operations and conducts no business on its own other than owning the Bank, this discussion concerns primarily the business of the Bank. However, because the financial statements are presented on a consolidated basis, BankCorp and the Bank are collectively referred to as the “Company” unless otherwise noted.

NOTE 2. EARNINGS PER SHARE

Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. When applicable, the weighted average shares outstanding for the diluted earnings per share computations are adjusted to reflect the assumed conversion of shares available under stock options using the treasury stock method.

Earnings per share have been computed based on the following:

	Six months ended June 30,
	2007	2006
Weighted average number of common shares outstanding used to calculate basic earnings per share	3,833,146	3,825,192
Additional potential common shares due to stock options	114,237	138,450

Weighted average number of common shares outstanding used to calculate diluted earnings per share	3,947,383	3,963,642

	Three months ended June 30,
	2007	2006
Weighted average number of common shares outstanding used to calculate basic earnings per share	3,837,533	3,825,192
Additional potential common shares due to stock options	105,831	139,468

Weighted average number of common shares outstanding used to calculate diluted earnings per share	3,943,364	3,964,660

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2007 and 2006

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit and standby letters of credit. These instruments involve elements of credit risk in excess of amounts recognized in the accompanying financial statements.

The Company’s risk of loss with the unfunded loans and lines of credit or standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral obtained, if any, is based on management’s credit evaluation of the borrower. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At June 30, 2007, outstanding financial instruments whose contract amounts represent credit risk were approximately:

(in thousands)
Loan commitments	$57,973
Letters of credit	$1,566

On April 12, 2007, the Company entered into a definitive agreement with Randolph Bank & Trust Company whereby Randolph Bank will be merged into the Bank. Randolph Bank & Trust Company is headquartered in Asheboro, North Carolina and is a full-service community bank with offices in Randolph and Alamance Counties. As of March 31, 2007 Randolph Bank had total assets of $281.0 million, total loans of $185.9 million and total deposits of $232.5 million. Randolph Bank’s common shareholders will receive 2.67 shares of Bank of the Carolinas Corporation for each Randolph Bank share held. Randolph Bank’s preferred shareholders will receive the face value of their shares plus prorated dividends. The merger transaction is subject to the approval of the shareholders of both companies, and to receipt of required state and federal bank regulatory approvals. Subject to those contingencies, it is expected that the transaction will be consummated during the fourth quarter of 2007.

NOTE 4. COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component in the equity section of the balance sheet. Such items, along with net income, are considered components of comprehensive income. Accounting principles do not require per share amounts of comprehensive income to be disclosed. The information that follows reconciles net income to comprehensive income.

	Three-months ended June 30,		Six-months ended June 30,
	2007	2006	2007	2006
(In thousands)
Net Income	$592	$841	1,372	$1,645
Net unrealized loss on AFS securities, net of taxes	(290)	(106)	(201)	(121)

Comprehensive income	$302	$735	1,171	$1,524

NOTE 5. INCOME TAXES

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109 (FIN 48). FIN 48 provides guidance on financial statement recognition and measurements of tax positions taken, or expected to be taken, in tax returns. The initial adoption of FIN 48 had no impact on the Company’s financial statements. As of January 1, 2007, there were no unrecognized tax benefits.

BANK OF THE CAROLINAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2007 and 2006

The amount of unrecognized tax benefits may increase or decrease for various reasons including adding amounts for current tax positions, expiration of open income tax returns due to statute of limitations, changes in management’s judgment about the level of uncertainty, status of examinations, litigation and legislative activity and the addition or elimination of uncertain tax positions.

The Company’s policy is to report interest and penalties, if any, related to unrecognized tax benefits in other non-interest expense in the Consolidated Statements of Income.

The Company’s federal and state income tax returns are open and subject to examination from the 2003 tax return year and forward.

NOTE 6. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FASB Statement No. 157 Fair Value Measurements. This pronouncement creates a framework for consistently measuring fair value of financial assets and liabilities. SFAS 157 also requires increased disclosure of the assumptions used to determine fair values. This pronouncement is effective for fiscal years beginning after November 15, 2007, however early adoption is permitted. Management has not yet determined the impact of adopting FAS 157 on the consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” FASB 159 allows companies to measure financial instruments at fair value. The statement will be effective as of the beginning of each fiscal year that begins after November 15, 2007. FASB has allowed companies the choice to adopt the standard early but the Bank has chosen not to take that option.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONSOLIDATED FINANCIAL STATEMENTS

OF

RANDOLPH BANK & TRUST COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Randolph Bank & Trust Company

Asheboro, North Carolina

We have audited the accompanying consolidated balance sheets of Randolph Bank & Trust Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randolph Bank & Trust Company and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

April 25, 2007

CONSOLIDATED BALANCE SHEETS

Randolph Bank & Trust Company

December 31, 2006 and 2005

	2006	2005
Assets
Cash and due from banks	$9,734,475	$10,116,382
Interest-earning deposits with banks	2,073,283	1,833,028
Federal funds sold	6,755,000	—
Investment securities available for sale, at fair value	55,477,850	62,084,108
Loans	190,494,280	183,455,039
Allowance for loan losses	(2,630,339)	(2,564,389)

Loans receivable, net	187,863,941	180,890,650
Bank premises and equipment, net	4,930,802	4,592,944
Accrued interest receivable	1,352,514	1,288,769
Stock in Federal Home Loan Bank of Atlanta, at cost	1,646,500	1,628,400
Goodwill	571,202	571,202
Other assets	7,907,634	5,933,451

Total assets	$278,313,201	$268,938,934

Liabilities and Shareholders’ Equity
Deposits
Non-interest-bearing demand accounts	$26,062,521	$23,130,866
Interest-bearing demand accounts	32,693,304	33,862,875
Savings	39,531,872	44,539,952
Time deposits	131,489,381	116,633,955

Total deposits	229,777,078	218,167,648
Federal funds purchased	—	2,750,000
Federal Home Loan Bank advances and other borrowings	23,701,881	25,767,381
Accrued expenses and other liabilities	2,750,498	2,750,780

Total liabilities	256,229,457	249,435,809

Shareholders’ equity
Preferred stock, $5 par value, 1,000,000 shares authorized, 2,300 Series A non-cumulative perpetual preferred shares issued and outstanding at December 31, 2006	11,500	—
Common stock, $5 par value, 2,500,000 shares authorized, 986,267 shares and 936,105 shares issued and outstanding at December 31, 2006 and 2005, respectively	4,931,335	4,680,525
Additional paid-in capital	15,533,283	12,160,349
Retained earnings	1,933,377	2,967,205
Accumulated other comprehensive loss	(325,751)	(304,954)

Total shareholders’ equity	22,083,744	19,503,125

Total liabilities and shareholders’ equity	$278,313,201	$268,938,934

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Randolph Bank & Trust Company

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income
Loans	$13,350,338	$11,826,104	$11,134,846
Investment securities available for sale	3,115,509	2,425,348	2,235,504
Federal funds sold and interest-earning deposits	219,672	133,289	126,248

Total interest income	16,685,519	14,384,741	13,496,598

Interest expense
Deposits	590,555	504,705	201,403
Savings	788,487	625,748	414,007
Time	5,219,485	3,185,866	2,650,068
Federal funds purchased and securities sold under agreements to repurchase	14,516	14,471	1,042
Other borrowings	1,342,482	1,334,186	1,402,629

Total interest expense	7,955,525	5,664,976	4,669,149

Net interest income	8,729,994	8,719,765	8,827,449
Provision for loan losses	585,000	700,000	2,560,000

Net interest income after provision for loan losses	8,144,994	8,019,765	6,267,449

Non-interest income
Net realized gains (losses) from sale of available for sale securities	(16,476)	46,323	441,064
Service charges on deposit accounts	1,324,532	1,429,838	1,479,685
Losses on economic hedges	(316,237)	(404,082)	(43,800)
Other	2,021,722	1,457,701	1,375,847

Total non-interest income	3,013,541	2,529,780	3,252,796

Non-interest expense
Salaries and employee benefits	5,190,122	4,971,192	5,188,771
Occupancy and equipment expenses	1,781,300	1,714,069	1,709,499
Other	3,463,606	3,095,787	2,741,026

Total non-interest expense	10,435,028	9,781,048	9,639,296

Income before income taxes	723,507	768,497	(119,051)
Income taxes	31,500	96,874	(305,894)

Net income	692,007	671,623	186,843
Dividend on preferred stock	174,800	—	—

Net income available to common shareholders	$517,207	$671,623	$186,843

Net income per common share
Basic	$.53	$.69	$.19
Diluted	.52	.68	.19

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Randolph Bank & Trust Company

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net income	$692,007	$671,623	$186,843

Other comprehensive income (loss):
Securities available for sale:
Unrealized holding gains (losses) on available for sale securities	$(50,019)	$(1,171,376)	$(593,142)
Tax effect	19,007	445,123	225,394
Reclassification adjustment for net gains realized in income	16,476	(46,323)	(441,064)
Tax effect	(6,261)	17,603	167,605

Net of tax amount	(20,797)	(754,973)	(641,207)

Cash flow hedging activities:
Unrealized holding gains on cash flow hedging activities	—	—	1,509
Tax effect	—	—	(573)
Reclassification adjustment for net gains recognized in income	—	—	(103,217)
Tax effect	—	—	39,222

Net of tax amount	—	—	(63,059)

Total other comprehensive loss	(20,797)	(754,973)	(704,266)

Comprehensive income (loss)	$671,210	$(83,350)	$(517,423)

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Randolph Bank & Trust Company

Years Ended December 31, 2006, 2005 and 2004

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2003	—	$—	834,085	$4,170,425	$9,792,253	$5,140,366	$1,154,285	$20,257,329

Net income	—	—	—	—	—	186,843	—	186,843
Other comprehensive loss	—	—	—	—	—	—	(704,266)	(704,266)
Cash dividends ($.25 per common share)	—	—	—	—	—	(210,038)	—	(210,038)
Common stock issued pursuant to:
5% stock dividend with cash paid for fractional shares	—	—	41,300	206,500	1,032,500	(1,260,530)	—	(21,530)
Exercise of employee stock options	—	—	6,068	30,340	101,173	—	—	131,513

Balance, December 31, 2004	—	—	881,453	4,407,265	10,925,926	3,856,641	450,019	19,639,851

Net income	—	—	—	—	—	671,623	—	671,623
Other comprehensive loss	—	—	—	—	—	—	(754,973)	(754,973)
Cash dividends ($.25 per common share)	—	—	—	—	—	(223,051)	—	(223,051)
Common stock issued pursuant to:
5% stock dividend with cash paid for fractional shares	—	—	43,890	219,450	1,097,251	(1,338,008)	—	(21,307)
Exercise of employee stock options	—	—	10,762	53,810	137,172	—	—	190,982

Balance, December 31, 2005	—	—	936,105	4,680,525	12,160,349	2,967,205	(304,954)	19,503,125

Net income	—	—	—	—	—	692,007	—	692,007
Other comprehensive loss	—	—	—	—	—	—	(20,797)	(20,797)
Cash dividends ($.25 per common share)	—	—	—	—	—	(235,005)	—	(235,005)
Preferred stock issuance, net	2,300	11,500	—	—	2,248,492	—	—	2,259,992
Preferred stock dividend	—	—	—	—	—	(174,800)	—	(174,800)
Common stock issued pursuant to:
5% stock dividend with cash paid for fractional shares	—	—	46,255	231,275	1,063,865	(1,316,366)	—	(21,226)
Exercise of employee stock options	—	—	3,919	19,595	60,853	—	—	80,448
Retirement of common stock	—	—	(12)	(60)	(276)	366	—	—

Balance, December 31, 2006	2,300	$11,500	986,267	$4,931,335	$15,533,283	$1,933,377	$(325,751)	$22,083,744

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Randolph Bank & Trust Company

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities
Net income	$692,007	$671,623	$186,843
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	655,460	603,762	624,095
Deferred income taxes	13,836	174,875	(589,952)
(Increase) decrease in cash surrender value—life insurance	(134,473)	8,830	(96,419)
Amortization of discounts and premiums on securities	235,447	445,999	461,882
Provision for loan losses	585,000	700,000	2,560,000
(Gain) loss on disposal of bank premises and equipment	16,053	(209,924)	—
(Gain) loss on sale of investment securities	16,476	(46,323)	(441,064)
Loss on sale of loans	116,391	—	—
(Gain) loss on sale of foreclosed real estate	(66,717)	153,450	32,327
Increase (decrease) in fair market value of economic hedges	56,087	376,463	256,534
Change in assets and liabilities:
(Increase) decrease in interest receivable	(63,745)	(223,580)	156,271
(Increase) decrease in other assets	(917,725)	(788,825)	424,462
Increase in accrued interest and other liabilities	146,447	127,990	115,256

Net cash provided by operating activities	1,350,543	1,994,340	3,690,235

Cash flows from investing activities
Purchases of investment securities	(19,027,715)	(36,320,013)	(25,914,266)
Proceeds from sales and maturities of investment securities	25,098,507	21,460,982	32,581,567
Proceeds from sale of loans	630,028	—	—
(Increase) decrease in loans	(9,724,637)	(11,419,068)	3,041,863
Purchases of bank premises and equipment	(978,704)	(682,296)	(475,603)
Proceeds from disposal of bank premises and equipment	29,682	358,508	—
(Purchase) redemption of FHLB stock	(18,100)	22,500	(105,800)
Proceeds from sale of foreclosed real estate	550,405	1,527,738	164,028

Net cash provided (used) by investing activities	(3,440,534)	(25,051,649)	9,291,789

Cash flows from financing activities
Net increase in demand deposits and savings	(3,245,996)	2,189,276	2,165,522
Net increase (decrease) in certificates of deposit	14,855,426	19,884,389	(13,666,693)
Net (decrease) in federal funds purchased and securities sold under agreement to repurchase	(2,750,000)	—	—
Net increase (decrease) in borrowings	(2,065,500)	2,684,501	(725,501)
Proceeds from issuance of preferred stock	2,259,992	—	—
Proceeds from exercise of stock options	80,448	190,982	131,513
Payment of cash dividends	(431,031)	(244,358)	(231,568)

Net cash provided (used) by financing activities	8,703,339	24,704,790	(12,326,727)

Net increase (decrease) in cash and cash equivalents	6,613,348	1,647,481	655,297
Cash and cash equivalents, beginning	11,949,410	10,301,929	9,646,632

Cash and cash equivalents, ending	$18,562,758	$11,949,410	$10,301,929

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$7,867,779	$5,523,769	$4,499,218
Income taxes, net of refunds	—	—	135,000
Supplemental schedule of noncash investing and financing activities
Unrealized losses on securities available for sale, net of deferred taxes	$(20,797)	$(754,973)	$(641,207)
Unrealized losses on cash flow hedging activities, net of deferred taxes	$—	$—	$(63,059)
Real estate acquired through foreclosure	$1,296,928	$1,033,556	$1,501,565

See accompanying notes.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006, 2005 and 2004

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Randolph Bank & Trust Company (the “Bank”) is a state chartered independent community bank that offers full banking services to customers in Randolph County, Alamance County and adjacent counties in North Carolina. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following is a description of the more significant of those policies which the Bank follows in preparing and presenting its consolidated financial statements.

The consolidated financial statements include the accounts of Randolph Bank & Trust Company and its wholly-owned subsidiary, Randolph Investment Services Company, whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services. Another wholly-owned subsidiary, Corporate Data Services, Inc., was dissolved and its operations were moved into Randolph Bank & Trust Company on April 1, 2006. Corporate Data Services, Inc. was a provider of data processing and related services. Randolph Bank has continued to provide these services. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents—For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from banks, federal funds sold, and interest-earning deposits with banks.

Investment Securities—Available for sale securities are carried at fair value and consist of bonds and mortgage-backed securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses on available for sale securities are reported as a net amount in accumulated other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Bonds and mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at amortized cost. Premiums and discounts on investment securities are recognized in interest income using the interest method over the expected period to maturity. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Loans—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Interest income is recorded as earned on an accrual basis. Generally, the accrual of interest is discontinued on loans 90 days past due as to principal and interest unless in management’s opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when management determines, based on evaluation of the underlying collateral together with the borrower’s payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement.

Loans are considered impaired when it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan agreement. Factors that influence management’s judgment include, but are not limited to,

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

loan payment pattern, source of repayment, and value of collateral. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of loans of certain risk grades, and regulatory reports of examination.

Allowance for Loan Losses—The Bank uses the allowance method to provide for loan losses. Accordingly, all loan losses are charged to the allowance for loan losses and all recoveries are credited to it. The provision for loan losses is based on past loan loss experience and other factors, which in management’s judgment deserve current recognition in estimating probable loan losses. Management gives consideration to current economic conditions and to the composition and growth of the loan portfolio.

Allowances for losses related to loans that are identified as impaired in accordance with the impairment policy set forth above are based on discounted cash flows using the loans’ initial interest rates or the fair value of the collateral if the loans are collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Large groups of smaller-balance, homogenous loans that are collectively evaluated are excluded from this impairment evaluation and their allowance is calculated in accordance with the allowance for loan losses policy discussed above.

While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed Real Estate—Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, less estimated cost to sell, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Improvements that increase the value of foreclosed real estate are capitalized.

Bank Premises and Equipment—Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily on accelerated methods over the estimated useful lives of the assets. Useful lives range from three to seven years for furniture and equipment, from fifteen to forty years for buildings and over the shorter of the estimated useful lives or the terms of the respective leases for leasehold improvements. Repair and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta—As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Bank estimated that the fair value equals cost for this investment and was not impaired at December 31, 2006.

Intangible Assets—Intangible assets include goodwill and other identifiable assets, such as core deposit premiums, resulting from acquisitions. Core deposit premiums are amortized primarily on a straight-line basis over a ten-year life based upon historical studies of core deposits. Intangible assets related to insurance agency acquisitions are amortized over the expected life of the book of business acquired. Goodwill is not amortized but is tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit. Examples of such events or circumstances include adverse changes in legal factors, business climate, unanticipated competition, change in regulatory environment or loss of key personnel.

The Company tests for impairment in accordance with SFAS No. 142. Potential impairment of goodwill exists when the carrying amount of a reporting unit exceeds its fair value. The fair value of a reporting unit is computed using one or a

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

combination of the following three methods: income, market value or cost method. The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit’s capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model. The market value method uses recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value. The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value.

To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and a second step of impairment test will be performed. In the second step, the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The loss recognized is limited to the carrying amount of goodwill. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

Income Taxes—Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Shareholders’ Equity—The Series A Non-Cumulative Perpetual Preferred Stock accrues dividends at a rate of 9.5% per annum, payable quarterly, and has a liquidation preference over the holders of shares of outstanding common stock. Dividends on the Bank’s common stock may be paid only after quarterly dividends on the preferred stock have been paid. The preferred stock is redeemable, at the Bank’s option, after March 15, 2011, at a redemption price of $1,000 per share. Common shareholders are entitled to one vote per share, while preferred stockholders generally do not have voting rights. Preferred stockholders have the right to elect a director to the Bank’s board after the Bank misses a total of four dividends. The preferred stock is not considered a common stock equivalent for the purpose of earnings per share calculations.

Derivative Instruments—On January 1, 2001, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. This statement requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to either offset related results on the hedged item in the income statement or be accumulated in other comprehensive income and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The Bank utilizes derivative financial instruments to manage various financial risks. These instruments include interest rate swaps, floors and collars. Management accounts for these financial instruments as cash flow hedges when the following conditions are met: (1) the specific assets, liabilities, firm commitments or anticipated transactions (or an identifiable group of essentially similar items) to be hedged expose the Bank to the risk of future changes in cash flows due to changes in interest rates; (2) the financial instrument reduces that exposure; (3) the financial instrument is designated as a hedge at inception; and (4) at the inception of the hedge and throughout the hedge period, there is a high correlation of changes in the future cash flows associated with the financial instrument and the hedged items. Derivative financial instruments that fail to qualify as a hedge are carried at fair value with gains and losses recognized in current earnings.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties and do not represent amounts to be exchanged between parties or a measure of financial risk. As required by SFAS No. 133, the Bank classifies its derivative financial instruments as either

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(1) a hedge of an exposure to changes in the fair value of a recorded asset or liability (“fair value hedge”) or (2) a hedge of an exposure to changes in the cash flows of a recognized asset, liability or forecasted transaction (“cash flow hedge”). For a qualifying fair value hedge, changes in the value of the derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the value of the designated hedged item attributable to the risk being hedged. For a qualifying cash flow hedge, the effective portion of changes in the value of the derivatives that have been highly effective are recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. For either fair value hedges or cash flow hedges, net income may be affected to the extent that changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. See Note M for additional disclosures related to derivative financial instruments.

Stock Compensation Plans—Effective January 1, 2006, the Bank adopted SFAS No. 123R, “Share-Based Payment”, which was issued by the FASB in December 2004. SFAS No. 123R revises SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95 “Statement of Cash Flows,” to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

The Bank adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the Bank is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, the Bank used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant.

Presented below are the proforma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting under the provisions of SFAS 123R had been applied:

	2005	2004
Net income:
As reported	$671,623	$186,843
Deduct: Total stock-based employee compensation expense (benefit) determined under fair value method for all awards, net of related tax effects	48,500	(5,700)

Pro forma	$623,123	$192,543

Basic earnings per share:
As reported	$.69	$.19
Pro forma	.64	.20
Diluted earnings per share:
As reported	$.68	$.19
Pro forma	.63	.20

For the year ended December 31, 2004, the benefit of $5,700 resulted primarily from an employee forfeiture of previously granted options.

Per Share Results—Basic and diluted net income per common share is computed based on the weighted average number of common shares outstanding during each period after retroactively adjusting for the 5% stock dividends in 2006, 2005 and 2004. Diluted net income per common share reflects the potential dilution that could occur if securities or other

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Bank. During 2006 and 2004, there were no antidilutive options. The 11,000 options issued in 2005 were antidilutive.

Basic and diluted net income per common share have been computed based upon net income available to common shareholders as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2006	2005	2004
Weighted average number of common shares used in computing basic net income per share	984,766	979,092	969,256
Effect of dilutive stock options	9,439	3,469	14,325

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	994,204	982,561	983,581

Accumulated Other Comprehensive Income—The Company reports as accumulated other comprehensive income all changes in stockholders’ equity during the year from sources other than stockholders. Accumulated other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of accumulated other comprehensive income at December 31, 2006 and 2005 is unrealized gains and losses on investment securities available for sale as illustrated in the table below:

	2006	2005
Unrealized holding gains (losses)—investment securities available for sale	$(525,405)	$(491,862)
Deferred income taxes	199,654	186,908

Net unrealized holding gains— investment securities available for sale	$(325,751)	$(304,954)

Segment Reporting—SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Bank’s operations are entirely within the commercial banking segment, and the consolidated financial statements presented herein reflect the results of that segment. Also, the Bank has no foreign operations or customers.

Recent Accounting Pronouncements—In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this new standard to have a material effect on the Company’s consolidated results of operations or consolidated financial position.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,” which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities by requiring that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entity to choose either the amortization method or fair value method

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

for subsequent measurement. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of its provisions will have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this new standard on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 123(R),” which requires a business entity to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires a business entity to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of this statement are effective as of the end of the first fiscal year ending after December 15, 2006. We have determined that the impact of this new standard on our consolidated financial statements does not have a material effect.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

In 2006 the Emerging Issues Task Force issued EITF Issue 06-4 “Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, this EITF would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee’s active service period with an employer. This EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company is currently evaluating the impact of EITF 06-4 on its consolidated financial statements.

SAB 108—In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statements misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over-methods.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of October 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The effect of adopting the provisions of SAB 108 does not have a material impact on our consolidated financial statements.

EITF 06-5—The EITF reached a consensus at its September 2006 meeting regarding EITF 06-5, Accounting for Purchases of Life Insurance Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4. The scope of EITF 06-5 is limited to the determination of net cash surrender value of a life insurance contract in accordance with Technical Bulletin 85-4. This EITF outlines when contractual limitations of the policy should be considered when determining the net realizable value of the contract. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, with earlier application permitted. The Company has not yet evaluated the effects of this EITF.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Bank and monitors the status of changes to and proposed effective dates of exposure drafts.

Reclassification—Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation. The reclassifications had no effect on net income or shareholders’ equity as previously reported.

NOTE B—INVESTMENTS

The amortized cost and fair values of investment securities available for sale at December 31, 2006 and 2005 were:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$23,348,117	$10,080	$354,548	$23,003,649
Obligations of states and political subdivisions	7,289,965	163,772	47,429	7,406,308
Mortgage-backed securities	21,137,390	7,411	408,438	20,736,363
Corporate debt securities	4,227,783	107,213	3,466	4,331,530

	$56,003,255	$288,476	$813,881	$55,477,850

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$20,687,218	$5,259	$382,276	$20,310,201
Obligations of states and political subdivisions	9,690,185	278,942	69,509	9,899,618
Mortgage-backed securities	27,440,338	7,507	442,522	27,005,323
Corporate debt securities	4,758,229	119,534	8,797	4,868,966

	$62,575,970	$411,242	$903,104	$62,084,108

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

The amortized cost and fair values of investment securities available for sale at December 31, 2006 by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized Cost	Fair Value
Due within one year	$2,284,470	$2,268,087
Due after one year through five years	19,673,734	19,411,722
Due after five years through ten years	4,879,904	4,841,142
Due after ten years	8,027,757	8,220,536
Mortgage-backed securities	21,137,390	20,736,363

	$56,003,255	$55,477,850

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005. At December 31, 2006, the unrealized losses relate to 24 U.S. government and U.S. government agency securities, 7 obligations of state and political subdivisions, 34 mortgage-backed securities, and 1 corporate debt security of which 20, 6, 30, and 1 such securities, respectively, had continuous unrealized losses for more than twelve months. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations and management has the intent and ability to hold these securities until recovery, none of the securities are deemed to be other than temporarily impaired.

	2006
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$3,558,027	$37,580	$16,211,523	$316,968	$19,769,550	$354,548
Obligations of states and political subdivisions	241,761	1,327	1,726,603	46,102	1,968,364	47,429
Mortgage-backed securities	2,430,121	11,806	17,212,154	396,632	19,642,275	408,438
Corporate debt securities	—	—	1,055,035	3,466	1,055,035	3,466

Total temporarily impaired securities	$6,229,909	$50,713	$36,205,315	$763,168	$42,435,224	$813,881

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

	2005
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$9,313,615	$167,232	$9,280,926	$215,045	$18,594,541	$382,276
Obligations of states and political subdivisions	1,858,472	47,670	634,053	21,839	2,492,525	69,509
Mortgage-backed securities	12,984,654	206,359	12,849,355	236,162	25,834,009	442,522
Corporate debt securities	—	—	1,083,962	8,797	1,083,962	8,797

Total temporarily impaired securities	$24,156,741	$421,261	$23,848,296	$481,843	$48,005,037	$903,104

Securities with a book value of $21.4 million and $18.2 million and a fair value of $21.1 million and $17.9 million at December 31, 2006 and 2005, respectively, were pledged to secure public monies, other borrowings, and for other purposes as required or permitted by law.

A summary of sales and calls of investment securities showing approximate gains and losses follows:

	Total Proceeds	Gross Realized
		Gains	Losses
2006	$17.7 million	$80,000	$96,000
2005	12.5 million	115,000	69,000
2004	25.9 million	581,000	140,000

NOTE C—LOANS RECEIVABLE

Following is a summary of net loans and the allowance for loan losses at December 31, 2006 and 2005:

	2006	2005
Real estate—mortgage loans	$133,109,914	$116,878,962
Real estate—construction loans	9,260,468	17,347,357
Commercial and industrial loans	39,398,370	42,760,277
Consumer loans	8,861,381	6,814,035
Net deferred loan fees	(135,853)	(345,592)

Total	$190,494,280	$183,455,039

The following is a summary of nonperforming assets and loans 90 days or more past due and still accruing interest at December 31, 2006 and 2005:

	2006	2005
Nonaccrual loans	$5,252,810	$4,319,861
Restructured loans	565,049	560,639
Other real estate owned	2,599,964	1,099,323

Total nonperforming assets	8,417,823	5,979,823
Loans 90 days or more past due and still accruing	21,824	53,924

Total nonperforming assets and loans 90 days or more past due and still accruing interest	$8,439,647	$6,033,747

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

At December 31, 2006 and 2005, the recorded investment in loans considered impaired, which includes all nonaccrual loans, totaled $9.0 million and $9.4 million, respectively. At December 31, 2006 and 2005, the related allowance for loan losses on these loans was $1.1 million and $1.3 million, respectively. For the year ended December 31, 2006, the average recorded investment in impaired loans was approximately $9.2 million. Interest income that would have been recorded on nonaccrual loans for the years ended December 31, 2006 and 2005, had they performed in accordance with their original terms, amounted to $618,000 and $384,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material. The Bank had restructured loans amounting to $843,000 and $839,000 at December 31, 2006 and 2005, respectively. Restructured loans totaling $278,000 were included in nonaccrual loans at December 31, 2006 and 2005.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval. At December 31, 2006 and 2005, outstanding loans to directors and executive officers and their interests aggregated $3.3 million and $3.7 million, respectively. Activity for 2006 consisted of loan disbursements of $565,000 and loan repayments of $922,000. At December 31, 2006, the Bank had pre-approved but unused lines of credit totaling $5.0 million to executive officers, directors and their affiliates.

All of the Bank’s loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank’s market area. Substantially all such customers are depositors of the Bank. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Commercial and standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of its internally established loan-to-one-borrower limit (approximately $3.7 million and $3.4 million at December 31, 2006 and 2005, respectively). This internally established limitation complies with all regulatory lending limitations.

An analysis of activity in the allowance for loan losses is as follows:

	Years Ended December 31,
	2006	2005	2004
Balance, beginning of year	$2,564,389	$3,585,307	$2,734,116
Current provision charged to operations	585,000	700,000	2,560,000
Loans charged off	(818,620)	(1,869,290)	(2,022,564)
Recoveries	299,570	148,372	313,755

Balance, end of year	$2,630,339	$2,564,389	$3,585,307

NOTE D—BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2006 and 2005:

	2006	2005
Land	$1,485,473	$907,180
Buildings and improvements	4,207,800	4,237,512
Furniture and equipment	5,976,512	4,811,207

	11,669,786	9,955,899
Accumulated depreciation	(6,738,984)	(5,362,955)

	$4,930,802	$4,592,944

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

Depreciation and amortization amounting to approximately $595,000 in 2006, $540,000 in 2005, and $503,000 in 2004 is included in occupancy and equipment expenses.

NOTE E—DEPOSIT ACCOUNTS

Time deposits in denominations of $100,000 or more were $51.7 million and $41.8 million at December 31, 2006 and 2005, respectively. At December 31, 2006, the scheduled maturities of time deposits are as follows:

Year Ending December 31,
2007	$106,271,000
2008	21,440,999
2009	2,729,906
2010	623,385
2011	424,091

$131,489,381

NOTE F—BORROWINGS

Federal Funds Purchased—Federal funds purchased represent unsecured overnight borrowings from other financial institutions by the Bank. At December 31, 2006 and 2005, the Bank had federal funds lines of credit totaling $3.0 million, with outstanding balances of zero and $2.8 million, respectively.

Federal Home Loan Bank (FHLB) Advances—The Bank has a $55.7 million credit line available with the FHLB, with the Bank securing collateral of qualifying first mortgage loans with principal balances of $16.7 million and mortgage backed securities with a book value of $13.4 million at December 31, 2006. At December 31, 2006, FHLB advances with original maturities of one year or more under this line amounted to $23.1 million and were at interest rates ranging from 1.00% to 6.21%. At December 31, 2005, FHLB advances with original maturities of one year or more under this line amounted to $23.2 million and were at interest rates ranging from 1.00% to 6.21%.

The scheduled maturities of these advances at December 31, 2006 are as follows:

Maturing Year Ending December 31,	Amount
2007	$—
2008	1,631,000
2009	—
2010	19,400,000
2011	2,000,000
Thereafter	100,000

$23,131,000

Other Borrowings—At December 31, 2006 and 2005, the Bank also had outstanding $570,880 in subordinated debentures that were issued in connection with the acquisition of Morris Plan Savings Bank, Inc., SSB at the close of business on May 31, 2002. Morris Plan was subsequently merged into Randolph Bank & Trust Company. These subordinated debentures have a maturity date of May 31, 2012, callable May 31, 2007, and with an interest rate of 7.0%.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

NOTE G—LEASES

As of December 31, 2006, the Bank leased office facilities under noncancelable leases. Future minimum lease payments required under the leases are as follows:

Year Ending December 31,
2007	$96,819
2008	63,864
2009	39,924
2010	29,220
2011	25,652
Thereafter	83,368

$338,847

The leases contain options to extend for additional periods of time. The cost of such rentals is not included above. Total rent expense amounted to approximately $149,000 in 2006, $124,000 in 2005, and $109,000 in 2004.

NOTE H—OTHER NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of other non-interest income for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Brokered mortgage fees	$169,246	$212,731	$430,102
Investment commissions	792,415	272,633	181,625
Debit card (ATM/POS) income	235,400	170,949	—
Data processing and related service fees	55,519	278,357	246,163
Merchant services fees	223,763	211,189	133,297
Other	545,378	311,842	384,660

Total	$2,021,721	$1,457,701	$1,375,847

The major components of other non-interest expense for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Outside consulting and service fees	$396,058	$580,433	$475,693
Legal fees	217,556	31,996	17,136
Marketing expense	508,907	228,973	317,331
Loan collection and loan administration fees	73,002	330,777	202,491
Foreclosed real estate expenses	311,814	100,977	28,487
Merchant services expense	191,378	184,139	114,683
Operational losses	85,580	61,053	222,779
Other	1,679,311	1,577,439	1,362,426

Total	$3,463,606	$3,095,787	$2,741,026

NOTE I—EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Savings and Profit Sharing Plan—The Bank has adopted a 401(k) Retirement Plan (the “401(k) Plan”) which covers all employees that are age 18 or older and that have completed at least thirty days of service (the “401(k)

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

Participant”). The 401(k) Plan provides for discretionary employer contributions and employer matching contributions. For each Plan Year (as defined in the 401(k) Plan), the Bank’s Board shall determine a percentage of each 401(k) Participant’s salary reduction contribution to contribute. If such determination is not made, then the amount contributed by the Bank is 100% of each 401(k) Participant’s salary reduction contribution with the amount matched by the Bank not exceeding 6% of the 401(k) Participant’s compensation. The maximum salary reduction permitted to a 401(k) Participant, with certain exceptions, is currently $15,000, but in no event, more than the maximum set forth under Section 402(g) of the Code. The Bank’s expenses under this plan for the years ended December 31, 2006, 2005 and 2004 were approximately $178,000, $175,000, and $175,000, respectively.

Deferred Directors’ Compensation and Directors’ Consulting and Supplemental Retirement Pay Agreement—The Bank has a non-qualifying deferred compensation plan for directors in which certain directors have elected to participate. Under the plan, a participating director may elect to defer receipt of all or a portion of his/her fees. Amounts deferred, plus earnings thereon, are paid to or for the benefit of the participating director at retirement or death.

Beginning in 1992, the Bank implemented a non-qualifying consulting and supplemental retirement pay agreement for directors. Under the plan, each director will be entitled to receive, upon the later of attainment of age sixty-five or termination of service as an active member of the Bank’s board of directors, monthly retirement payments which will continue as long as the director lives. Subject to certain requirements as to length of service as a director, a retired director’s monthly benefit payment will be equal to all or some portion of the fee paid by the Bank to active directors for service and attendance at such time. In consideration of such retirement payments, a retired director will be required, so long as such director is physically and mentally able, to provide certain consulting services and to attend certain regular and special meetings of the Bank’s board of directors.

During 2006, 2005 and 2004, total provisions of approximately $45,000, $42,000, and $29,000, respectively, were charged to expense to provide for future obligations payable under the arrangements described above. The corresponding liability related to this plan was approximately $618,000 and $596,000 as of December 31, 2006 and 2005, respectively.

Officers’ Deferred Compensation—The Bank has implemented a non-qualifying deferred compensation plan for certain key executive officers. The Bank has purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits for each officer participating in the plan will accrue and vest during the period of employment and will be paid in monthly benefit payments over the participant’s life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. During 2006, 2005 and 2004, provisions of approximately $98,000, $97,000, and $180,000, respectively, were expensed for future benefits to be provided under this plan. The total liability under this plan was approximately $868,000 and $815,000 at December 31, 2006 and 2005, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Stock Compensation Plans—In 1998, the Bank implemented an Omnibus Stock Option Plan, which authorized the Board of Directors, after adjusting for subsequent stock dividends, to grant up to 85,323 shares of authorized, but unissued common stock to officers and key employees. Options granted under the Omnibus Stock Option Plan have a term of up to ten years from the date of grant. Vesting of options is determined at the time of grant and ranges from immediate to three years. Options under this plan must be granted at a price not less than the fair market value at the date of grant.

The fair market value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. Volatility is based on the average volatility of the Bank based upon the previous three years trading history. The expected life assumptions are based on historical data.

The Bank has one share-based compensation plan (subject to the provisions of SFAS No. 123R as described in Note A) in effect at December 31, 2006. All shares issued under the plan were fully vested as of December 31, 2005. Therefore,

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

there was no compensation cost charged against income for the plan for the year ended December 31, 2006. There was no tax benefit recognized for share-based compensation arrangements during the period.

A summary of the Bank’s stock option plan as of and for the years ended December 31, 2006, 2005 and 2004, after giving effect to the 5% stock dividends declared during each year, is as follows:

	Shares Available for Future Grants	Outstanding Options
		Weighted Average Number Outstanding	Exercise Price
At December 31, 2003	23,127	50,826	$18.55
Options granted/vesting	—	—	—
Options exercised	—	(7,025)	18.72
Options forfeited	1,345	(1,345)	23.20

At December 31, 2004	24,472	42,456	19.49
Options granted/vesting	(12,128)	12,128	27.21
Options exercised	—	(11,865)	16.10
Options forfeited	3,775	(3,775)	20.19

At December 31, 2005	16,119	38,944	22.40
Options granted/vesting	—	—	—
Options exercised	—	(4,115)	20.53
Options forfeited	1,757	(1,757)	21.40

At December 31, 2006	17,876	33,072	$22.86

At December 31, 2006, there were 33,072 exercisable options with a weighted average exercise price of $22.86. The weighted average remaining life of options outstanding at December 31, 2006 is 5.02 years. At December 31, 2006, the range of exercise prices for the 33,072 outstanding options is $18.95 to $27.21.

At December 31, 2006, the total intrinsic value of the outstanding and exercisable options amounted to $178,919.

NOTE J—INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31 are as follows:

	2006	2005	2004
Current tax provision	$17,664	$(78,001)	$284,058
Deferred tax provision	13,836	174,875	(589,952)

Provision (benefit) for income taxes	$31,500	$96,874	$(305,894)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2006	2005	2004
Tax computed at the statutory federal rate	$245,992	$261,289	$(40,477)
Increases (decreases) resulting from:
Tax exempt interest, net	(195,000)	(194,000)	(243,000)
State income tax, net of federal tax effect	(5,200)	36,000	—
Officers’ life insurance	(26,000)	—	—
Other, net	11,708	(6,415)	(22,417)

Provision (benefit) for income taxes	$31,500	$96,874	$(305,894)

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets relating to:
Allowance for loan losses	$464,671	$447,711
Loan fees and costs	52,372	133,226
Deferred compensation	572,941	543,909
Other real estate owned	29,963	—
Other	18,331	11,449
Federal NOL	7,209	267,163
State NEL	3,605	3,965
Net unrealized loss on securities available for sale	199,654	186,908
Net unrealized loss on cash flow hedge	48,109	17,092
Net unrealized loss on derivatives	300,680	309,016
Alternative minimum tax	348,818	172,899

Total deferred tax assets	2,046,353	2,093,338

Deferred tax liabilities relating to:
FHLB stock dividends	(12,549)	(12,549)
Tax depreciation in excess of book depreciation	(18,758)	(21,054)
Basis difference in consolidated subsidiary investment	—	(30,840)
Basis difference in purchase of Morris Plan Bank	(9,573)	(19,746)
Prepaid expenses	(113,576)	(96,417)
Other	(57,152)	(76,897)

Total deferred tax liability	(211,608)	(257,503)

Net recorded deferred tax asset	$1,834,745	$1,835,835

The Bank has a federal net operating loss carryforward of approximately $21,000 generated in 2005, which expires in 2025. The Bank also has a state net economic loss carryforward of approximately $79,000 generated in 2005, which expires in 2020.

NOTE K—REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to the North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject, as set forth below:

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2006:
Total Capital (to Risk-Weighted Assets)	$24,292	12.38%	$15,695	8.0%	$19,618	10.0%
Tier I Capital (to Risk-Weighted Assets)	21,838	11.13%	7,847	4.0%	11,771	6.0%
Tier I Capital (to Average Assets)	21,838	7.84%	11,144	4.0%	13,930	5.0%

As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$22,147	12.0%	$14,777	8.0%	$18,471	10.0%
Tier I Capital (to Risk-Weighted Assets)	19,265	10.4%	7,389	4.0%	11,083	6.0%
Tier I Capital (to Average Assets)	19,265	7.4%	10,464	4.0%	13,080	5.0%

On March 16, 2005, the Board of Directors of the Bank entered into a Memorandum of Understanding (MOU) with the FDIC and the North Carolina Commissioner of Banks. The Memorandum of Understanding sets forth certain actions required to be taken by Management of the Bank to rectify unsatisfactory conditions identified by the federal and state banking regulators. Among the issues to be addressed by management of the Bank, the primary focus is on the lending function of the Bank. Additionally the Memorandum requires (i) the appointment of an independent committee of the Board of Directors to act as a Compliance Committee who will monitor the Bank’s compliance with the Memorandum of Understanding and report to the full Board of Directors on such compliance on a quarterly basis; (ii) the formulation and development of a written Profit Plan and a written Capital Plan for the Bank to be approved by the regulators; and (iii) the receipt of approval of the regulators prior to the Bank paying any dividends to its shareholders. One of the requirements under the MOU is that the Bank maintain a Tier 1 Leverage Capital ratio of 8.0% while the MOU is in effect. To meet this requirement, the Bank initiated a $2.3 million Series A preferred stock private placement offer. The funding of the private placement took place in the first quarter of 2006. The Bank believes that it is now substantially in compliance with the provisions of the MOU.

NOTE L—OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby and commercial letters of credit, and loans sold under agreements with limited recourse provisions. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contract or notional amount of those instruments, assuming that the amounts are fully advanced and that collateral or other security is of no value. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Generally, the Bank may require collateral, deposits or other security to support financial instruments with credit or interest rate risk.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

At December 31, 2006, the financial instruments whose contract amounts represent credit risk and whose notional or contract amounts exceed the amount of on-balance sheet credit risk are as follows:

Contract or Notional Amount
Commitments to extend credit	$39,522,575
Standby and commercial letters of credit	2,518,752

$42,041,327

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The letters of credit outstanding at December 31, 2006 expire at various dates through 2008. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

NOTE M—ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivative Financial Instruments—The Bank utilizes stand-alone derivative financial instruments in the form of interest rate swap and floor agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Bank’s consolidated balance sheets as derivative assets and derivative liabilities.

The Bank is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Bank controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Bank deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instruments, amount, exercise prices and maturity.

Risk Management Policies—Hedging Instruments—The primary focus of the Bank’s asset/liability management program is to monitor the sensitivity of the Bank’s net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, the Bank simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation. The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, the Bank considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. The Bank evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates. The Bank has certain derivative financial instruments used as economic hedges that have not been qualified by the Bank for hedge accounting treatment.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

The fair value of the Company’s derivative financial instruments and their related notional amounts is summarized below.

	December 31, 2006		December 31, 2005
	Fair Value	Notional Amount	Fair Value	Notional Amount
Interest rate floors associated with lending activities	$63,954	$10,000,000	$143,770	$10,000,000
Interest rate swaps associated with deposit activity	(764,258)	13,000,000	(787,987)	13,000,000

Total	$(700,304)	$23,000,000	$(644,217)	$23,000,000

Interest Rate Risk Management—Cash Flow Hedging Instruments—The Bank uses off-balance sheet interest rate floors and collars to assist in managing interest rate risk. Interest rate floors are option contracts for which an initial premium is paid and for which no ongoing interest rate risk is present. The ability of counterparties to meet their obligation under the terms of these contracts is the primary risk involved with interest rate floors. The Bank controls the credit risk associated with these instruments through credit approvals, requests for collateral, counterparty limits and monitoring procedures. The interest rate floor agreements provide that the counterparty to the agreement pay to the Bank the difference between the stated variable rates and agreed upon “floor” rates if the stated variable rates drop below the floor rates. The interest rate collar agreements provide that the counterparty make payments to the Bank if the stated variable rates drop below the floor rates and that the Bank make payments to the counterparty if the stated variable rates rise above agreed upon “cap” rates.

At December 31, 2006 and 2005, the Bank had interest rate floors that provide for payments to the Bank in the event interest rates decrease below levels provided in the agreements. These agreements were not designated as hedges under SFAS No. 133. The gains and losses from such hedges are recognized in non-interest income in the line item loss on derivatives.

Although off-balance sheet derivative financial instruments do not expose the Bank to credit risk equal to the notional amount, such agreements generate credit risk to the extent of the fair value gain in an off-balance sheet derivative financial instrument if the counter party fails to perform. Such risk is minimized through the creditworthiness of the counter parties and the consistent monitoring of these agreements. The counter parties to these arrangements were primarily large commercial banks and investment banks. Where appropriate, collateral is obtained in the form of rights to securities.

NOTE N—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the estimated fair values of the Bank’s financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value. Such instruments include cash and due from banks, interest-earning deposits, federal funds sold, investment securities, loans, accrued interest receivable, deposit accounts, borrowed money, loans sold with recourse, and commitments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents—The carrying amounts of cash and short-term instruments approximate fair values.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

Investment Securities—Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans—For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Investment in Life Insurance—The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits—The fair value of demand and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowings—The carrying amounts of federal funds purchased and borrowings under repurchase agreements approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements, if a quoted market price is not available.

Accrued Interest—The carrying amounts of accrued interest approximate fair value.

Derivative Financial Instruments—The fair values of derivative financial instruments are determined based on dealer quotes.

Financial Instruments with Off-Balance Sheet Risk—With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments, and, because in the case of loans sold with limited recourse the Bank has access to underlying collateral and other lender’s remedies, the fair value of such recourse loans is estimated to have only a nominal value.

The carrying amounts and estimated fair values of the Bank’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2006 and 2005:

	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets:
Cash, cash equivalents	$18,563	$18,563	$11,949	$11,949
Investment securities available for sale	55,478	55,478	62,084	62,084
Loans, net	187,864	184,684	180,891	180,466
Investment in life insurance	1,765	1,765	1,630	1,630
Accrued interest receivable	1,353	1,353	1,289	1,289

Financial liabilities:
Deposits	229,777	229,689	218,168	219,416
Federal funds purchased	—	—	2,750	2,750
Borrowings	23,702	23,255	25,767	26,560
Accrued interest payable	399	399	311	311

Derivative financial instruments:
Interest rate floors (derivative asset)	64	64	144	144
Interest rate swaps (derivative liabilities)	(764)	(764)	(788)	(788)

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

The fair value amounts set forth above are estimates. Additionally, SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the fair value amounts presented above do not represent the underlying value of the Bank.

NOTE O—OTHER CONTINGENCIES

At December 31, 2006, the Bank was party to legal proceedings and potential claims arising in the normal conduct of business. Management believes that this litigation is not material to the Bank’s financial position or results of operations.

NOTE P—SUBSEQUENT EVENTS (unaudited)

Proposed Merger—On April 12, 2007, Randolph Bank & Trust Company entered into an Agreement and Plan of Reorganization and Merger with Bank of the Carolinas Corporation (“BOCC”) and its wholly-owned bank subsidiary Bank of the Carolinas (“BOC”), both of Mocksville, NC, pursuant to which Randolph will merge with and into BOC. Upon the consummation of the Merger, each share of Randolph Common Stock issued and outstanding at the Effective Time of the Merger will be converted into and exchanged for the right to receive 2.67 shares of BOCC Common Stock; provided, if the average closing price of BOCC Common Stock for 20 days prior to the “Determination Date” described in the Agreement falls below 80% of the closing price as of April 12, 2007, Randolph may terminate the Agreement unless BOCC elects to proportionately increase the Exchange Ratio, and further provided, if that average price rises more than 120% of the closing price as of April 12, 2007, BOCC may proportionately decrease the Exchange Ratio. Each share of Randolph Preferred Stock issued and outstanding at the Effective Time of the Merger shall be converted into and exchanged for the right to receive cash in the face amount of the share plus any unpaid quarterly dividends on a prorated basis through the Effective Time. Each outstanding option to purchase Randolph Common Stock will be cancelled and the holders of those options will receive cash for each option in the amount of the difference between (i) the product of the closing price of BOCC Stock immediately before the Effective Time and the number of shares of stock covered by the option, multiplied by the Exchange Ratio and (ii) the per share exercise price of the stock option. The Boards of Directors of Randolph Bank, BOCC, and BOC have each approved the Agreement and the transactions contemplated in it. Form 8-K detailing the proposed merger was filed with the Federal Deposit Insurance Corporation on April 12, 2007 in accordance with provisions of the Securities Exchange Act of 1934.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

Randolph Bank & Trust Company

	June 30, 2007 (Unaudited)	December 31, 2006*
Assets
Cash and due from banks	$8,705,523	$9,734,475
Interest-earning deposits with banks	1,287,524	2,073,283
Federal Funds sold	3,350,000	6,755,000
Investment securities available for sale, at fair value	60,466,552	55,477,850
Loans	189,829,907	190,494,280
Allowance for loan losses	(2,454,814)	(2,630,339)

Loans, net	187,375,093	187,863,941
Bank premises and equipment, net	4,440,309	4,930,802
Accrued interest receivable	1,253,099	1,352,514
Stock in Federal Home Loan Bank of Atlanta, at cost	1,272,000	1,646,500
Goodwill	571,202	571,202
Other assets	8,417,279	7,907,634

Total assets	$277,138,581	$278,313,201

Liabilities and Shareholders’ Equity
Deposits:
Non-interest-bearing demand	$25,459,550	$26,062,521
Interest-bearing demand	32,677,820	32,693,304
Savings	39,792,230	39,531,872
Time deposits	136,719,310	131,489,381

Total Deposits	234,648,910	229,777,078
FHLB and other borrowings	17,669,131	23,701,881
Accrued expenses and other liabilities	2,876,109	2,750,498

Total liabilities	255,194,150	256,229,457

Shareholder’s Equity:
Preferred stock, $5 par value, 1,000,000 shares authorized, 2,300 Series A non-cumulative perpetual preferred shares issued	11,500	11,500
Common stock, $5 par value, 2,500,000 shares authorized, 988,025 shares and 986,267 shares issued and outstanding at June 30, 2007 and December 31, 2006, respectively	4,940,125	4,931,335
Additional paid-in capital	15,560,725	15,533,283
Retained earnings	1,905,135	1,933,377
Accumulated other comprehensive loss	(473,054)	(325,751)

Total shareholders’ equity	21,944,431	22,083,744

Total liability and shareholders’ equity	$277,138,581	$278,313,201

*	Derived from audited consolidated financial statements

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Randolph Bank & Trust Company

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Interest income
Loans	$3,361,043	$3,313,622	$6,787,491	$6,502,129
Investment securities available for sale	783,961	780,807	1,528,754	1,513,082
Federal funds sold and interest-earning deposits	133,225	57,851	281,049	82,683

Total interest income	4,278,229	4,152,280	8,597,294	8,097,894

Interest expense
Demand deposits	156,214	147,693	318,194	278,922
Savings	190,163	195,230	381,555	374,968
Time	1,573,099	1,255,379	3,084,727	2,364,950
Federal funds purchased	—	272	—	10,659
FHLB and other borrowings	323,515	330,033	652,251	669,977

Total interest expense	2,242,991	1,928,607	4,436,727	3,699,476

Net interest income	2,035,238	2,223,673	4,160,567	4,398,418
Provision for Loan Losses	40,000	45,000	130,000	100,000

Net interest income after provision for loan losses	1,995,238	2,178,673	4,030,567	4,298,418

Non-interest income
Net realized gains (losses) from sale of available for sale securities	(3,770)	19,715	973	(1,146)
Service charges	288,234	353,561	559,375	707,521
Loss on derivatives	(174,866)	(139,062)	(164,979)	(403,569)
Gain (loss) on sale of loans/other real estate	(56,470)	—	(458,737)	7,134
Gain on sale of bank premises and equipment	174,756	—	174,756	—
Other	354,180	553,582	746,797	984,966

Total non-interest income	582,064	787,796	858,185	1,294,906

Non-interest expense
Salaries and employee benefits	1,239,061	1,287,029	2,496,614	2,611,745
Occupancy and equipment	393,883	451,162	783,697	884,777
Other operating expense	839,227	827,677	1,607,331	1,570,007

Total non-interest expense	2,472,171	2,565,868	4,887,642	5,066,529

Income (loss) before income taxes	105,131	400,601	1,110	526,795
Income taxes	(9,000)	70,383	(79,000)	61,885

Net income	114,131	330,218	80,110	464,910
Dividends on preferred stock	(54,475)	(54,475)	(108,352)	(64,652)

Net income (loss) available to common shareholders	$59,656	$275,743	$(28,242)	$400,258

Net income (loss) per common share
Basic	$0.06	$0.28	$(0.03)	$0.41
Diluted	0.06	0.28	(0.03)	0.40

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

Randolph Bank & Trust Company

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Net income (loss)	$114,131	$330,218	$80,110	$464,910

Other comprehensive loss
Securities available for sale:
Unrealized holding losses on available for sale securities	(400,890)	(677,002)	(236,613)	(941,918)
Tax effect	152,338	257,261	89,913	357,928
Reclassification adjustment for (gains)
losses realized in income	3,770	(19,715)	(973)	1,146
Tax effect	(1,433)	7,492	370	(435)

Total other comprehensive income (loss)	(246,215)	(431,964)	(147,303)	(583,279)

Comprehensive income (loss)	$(132,084)	$(101,746)	$(67,193)	$(118,369)

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

Randolph Bank & Trust Company

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2005	—	$—	936,105	$4,680,525	$12,160,349	$2,967,205	$(304,954)	$19,503,125
Net income	—	—	—	—	—	464,910	—	464,910
Other comprehensive loss	—	—	—	—	—	—	(583,279)	(583,279)
Preferred stock issue, net	2,300	11,500	—	—	2,248,492	—	—	2,259,992
Preferred stock dividend	—	—	—	—	—	(64,652)	—	(64,652)
Common stock issued pursuant to:
Exercise of employee stock options	—	—	3,916	19,580	60,802	—	—	80,382

Balance, June 30, 2006	2,300	$11,500	940,021	$4,700,105	$14,469,643	$3,367,463	$(888,233)	$21,660 ,478

Balance, December 31, 2006	2,300	$11,500	986,267	$4,931,335	$15,533,283	$1,933,377	$(325,751)	$22,083 ,744
Net income	—	—	—	—	—	80,110	—	80,110
Other comprehensive loss	—	—	—	—	—	—	(147,303)	(147,303)
Preferred stock dividend	—	—	—	—	—	(108,352)	—	(108,352)
Common stock issued pursuant to:
Exercise of employee stock options	—	—	1,758	8,790	27,442	—	—	36,232

Balance, June 30, 2007	2,300	$11,500	988,025	$4,940,125	$15,560,725	$1,905,135	$(473,054)	$21,944 ,431

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Randolph Bank & Trust Company

	Six Months Ended June 30,
	2007	2006
Cash flows from operating activities
Net income	$80,110	$464,910
Adjustments to reconcile net income to cash provided (used) by operating activities:
Depreciation and amortization	290,064	291,872
Increase in cash surrender value - life insurance	(47,002)	(80,818)
Amortization of discounts and premiums on securities	94,143	146,277
Provision for loan losses	130,000	100,000
(Gain)/loss on sale of bank premises and equipment	(174,756)	—
(Gain)/loss on sale of investment securities	(973)	1,146
Loss on sale of loans	286,831	—
Loss on sale of foreclosed real estate	171,906	(7,134)
(Increase)/decrease in fair market value of economic hedges	56,181	293,423
Changes in assets and liabilities:
(Increase) decrease in interest receivable	99,415	(6,786)
(Increase) decrease in other assets	(1,455,875)	(245,521)
Increase in accrued interest and other liabilities	217,838	329,579

Net cash provided (used) by operating activities	(252,118)	1,286,948

Cash flows from investing activities
Purchases of investment securities	(18,991,852)	(10,600,492)
Proceeds from sales of investment securities	13,672,394	8,060,111
Proceeds from sale of loans	1,755,609	—
Net (increase) decrease in loans	(1,926,301)	(2,157,256)
Purchases of bank premises and equipment	(22,937)	(791,846)
Proceeds from sale of bank premises and equipment	409,898	—
Redemption of FHLB stock	374,500	46,400
Proceeds from sale of foreclosed real estate	994,134	44,805

Net cash provided (used) by investing activities	(3,734,555)	(5,398,278)

Cash flows from financing activities
Net decrease in demand deposits and savings	(358,097)	(735,092)
Net increase (decrease) in certificates of deposit	5,229,929	8,048,954
Net decrease in federal funds purchased and securities sold under agreement to repurchase	—	(2,750,000)
Net decrease in borrowings	(6,032,750)	(2,229,318)
Proceeds from issuance of preferred stock	—	2,259,992
Proceeds from exercise of stock options	36,232	80,382
Payment of cash dividends	(108,352)	(64,652)

Net cash provided (used) by financing activities	(1,233,038)	4,610,266

Net increase (decrease) in cash and cash equivalents	(5,219,711)	498,936
Cash and cash equivalents, beginning	18,562,758	11,949,410

Cash and cash equivalents, ending	$13,343,047	$12,448,346

See accompanying notes.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

NOTE A—BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Randolph Bank & Trust Company and its wholly-owned subsidiary, Randolph Investment Services Company, a full-service brokerage company. All intercompany transactions and balances have been eliminated in consolidation.

In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three-month and six-month periods ended June 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America. Operating results for the three-month and six-month periods ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007.

The organization and business of Randolph Bank & Trust Company (“Randolph”), accounting policies followed by Randolph and other information are contained in the notes to the financial statements filed as part of Randolph’s annual report on Form 10-KSB. This quarterly report should be read in conjunction with such annual report.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this new standard on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

In 2006 the Emerging Issues Task Force issued EITF Issue 06-4 “Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, this EITF would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee’s active service period with an employer. This EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company is currently evaluating the impact of EITF 06-4 on its consolidated financial statements.

EITF 06-5—The EITF reached a consensus at its September 2006 meeting regarding EITF 06-5, Accounting for Purchases of Life Insurance Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4. The scope of EITF 06-5 is limited to the determination of net cash surrender value of a life insurance contract in accordance with Technical Bulletin 85-4. This EITF outlines when contractual limitations of the policy should be considered when determining the net realizable value of the contract. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, with earlier application permitted. The Company has not yet evaluated the effects of this EITF.

The EITF reached a consensus at its March 2007 meeting regarding EITF 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company has not determined the impact of adopting EITF 06-4 on its consolidated financial statements.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2007

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of Randolph and monitors the status of changes to and proposed effective dates of exposure drafts.

Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation. The reclassifications had no effect on net income or shareholders’ equity as previously reported.

NOTE B—COMMITMENTS

At June 30, 2007, loan commitments are as follows:

Undisbursed lines of credit	$13,575,000
Commitments to extend credit	19,379,000
Letters of credit	1,493,000

NOTE C—NET INCOME (LOSS) PER COMMON SHARE

Basic and diluted net income (loss) per common share is computed based on the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding during the three-month and six-month periods ended June 30, 2006 have been retroactively adjusted for a 5% stock dividend in 2006. Diluted net income (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of Randolph available to common shareholders. Dividends paid on preferred stock are subtracted from net income (loss) in calculating net income (loss) available to common shareholders.

Basic and diluted net income (loss) per common share have been computed based upon net income (loss) as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Weighted average number of common shares used in computing basic net income per share	987,465	984,777	986,869	983,849
Effect of dilutive stock options	7,392	8,403	—	8,791

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	994,857	993,180	986,869	992,640

For the six months ended June 30, 2007, there were 8,554 shares related to stock options that were antidilutive and were omitted from the calculation of diluted EPS for that period.

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2007

NOTE D—NONPERFORMING ASSETS

At June 30, 2007 and December 31, 2006, the recorded investment in loans considered impaired, which includes all nonaccrual loans, totaled $6.3 million and $9.0 million, respectively. The reduction is the result of $2.0 million in loan sales, the majority of which were impaired, and a $1.3 million payoff of another impaired loan. Specific reserves of $1.2 million associated with impaired loans were included in the reserve calculation as of June 30, 2007. Randolph held foreclosed real estate totaling $1.6 million at June 30, 2007 and $2.6 million at December 31, 2006.

It is the general policy of Randolph to discontinue the accrual of interest on loans 90 days past due as to principal and interest

NOTE E—STOCK COMPENSATION PLANS

Randolph has one share-based compensation plan in effect at June 30, 2007. All shares issued under the plan were fully vested. Therefore, there was no compensation cost charged against income for the plan for the six months ended June 30, 2007 and 2006.

NOTE F—PROPOSED MERGER

On April 12, 2007, Randolph Bank & Trust Company entered into an Agreement and Plan of Reorganization and Merger with Bank of the Carolinas Corporation (“BOCC”) and its wholly-owned bank subsidiary Bank of the Carolinas (“BOC”), both of Mocksville, NC, pursuant to which Randolph will merge with and into BOC. Upon the consummation of the Merger, each share of Randolph Common Stock issued and outstanding at the Effective Time of the Merger will be converted into and exchanged for the right to receive 2.67 shares of BOCC Common Stock; provided, if the average closing price of BOCC Common Stock for 20 days prior to the “Determination Date” described in the Agreement falls below 80% of the closing price as of April 12, 2007, Randolph may terminate the Agreement unless BOCC elects to proportionately increase the Exchange Ratio, and further provided, if that average price rises more than 120% of the closing price as of April 12, 2007, BOCC may proportionately decrease the Exchange Ratio. Each share of Randolph Preferred Stock issued and outstanding at the Effective Time of the Merger shall be converted into and exchanged for the right to receive cash in the face amount of the share plus any unpaid quarterly dividends on a prorated basis through the Effective Time. Each outstanding option to purchase Randolph Common Stock will be cancelled and the holders of those options will receive cash for each option in the amount of the difference between (i) the product of the closing price of BOCC Stock immediately before the Effective Time and the number of shares of stock covered by the option, multiplied by the Exchange Ratio and (ii) the per share exercise price of the stock option. The Boards of Directors of Randolph Bank, BOCC, and BOC have each approved the Agreement and the transactions contemplated in it. Form 8-K detailing the proposed merger was filed with the Federal Deposit Insurance Corporation on April 12, 2007 in accordance with provisions of the Securities Exchange Act of 1934.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK & TRUST COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

We are providing the following unaudited pro forma condensed combined consolidated financial statements to aid you in your analysis of the financial aspects of the proposed merger. The unaudited pro forma condensed combined consolidated balance sheet gives effect to the proposed purchase transaction as if it occurred on June 30, 2007. The unaudited pro forma condensed combined consolidated statements of income for the six months ended June 30, 2007 and for the year ended December 31, 2006 give effect to the merger of BOC and Randolph, as if the purchase transaction occurred January 1, 2006. The statements include pro forma adjustments as described in the notes accompanying the financial statements.

We derived this information from the unaudited consolidated financial statements for the six months ended June 30, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 of BankCorp and Randolph. The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the unaudited and audited historical consolidated financial statements and related notes of BankCorp and Randolph which are included in this Joint Proxy Statement/Prospectus.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the merger had been in effect on and for the dates indicated, nor is it indicative of the future operating results or financial position of the consolidated company. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this Joint Proxy Statement/Prospectus.

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK & TRUST COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

JUNE 30, 2007 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Bank of the Carolinas Corp. & Subsidiary	Randolph Bank & Trust Co.	Pro Forma Adjustments		Combined
Assets
Cash and due from banks	$5,364	$8,706	$—		$14,070
Interest-bearing deposits in banks	3,418	1,288	—		4,706
Federal funds sold	969	3,350	(2,300	)B
			(355	)C	1,664
Securities available for sale	64,563	60,467	(1,322	)D	123,708
Loans	355,750	189,830	(3,180	)F	542,400
Less, Allowance for loan losses	(3,425)	(2,455)	—		(5,880)

Total Loans, net	352,325	187,375	(3,180)		536,520
Premises and equipment	12,303	4,440	1,000	F	17,743
Accrued interest receivable	2,771	1,253	—		4,024
Core deposit intangibles	—	—	6,374	F	6,374
Goodwill	591	571	(571	)F
			15,002	I	15,593
Bank owned life insurance	9,105	—	—		9,105
Other assets	5,444	9,689	—		15,133

Total assets	$456,853	$277,139	$14,648		$748,640

Liabilities and Stockholders’ Equity
Liabilities
Deposits	$386,993	$234,649	$(88	)F	$621,554
Borrowings	28,611	17,669	—		46,280
Other liabilities	2,556	2,876	1,552	G
			1,431	H	8,415

Total liabilities	418,160	255,194	2,895		676,249

Stockholders’ equity
Preferred stock	—	12	(12	)E	—
Common stock, $5, par value, 15,000,000 shares authorized, pro forma 6,377,165 shares issued	19,265	4,940	(4,940	)E	31,886
			12,621	A
Additional paid-in capital	11,505	15,561	(15,561	)E	32,582
			21,077	A
Retained earnings	8,281	1,905	(1,905	)E	8,281
Accumulated other comprehensive loss	(358)	(473)	473	E	(358)

Total stockholders’ equity	38,693	21,945	11,753		72,391

Total liabilities and stockholders’ equity	$456,853	$277,139	$14,648		$748,640

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK & TRUST COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Bank of the Carolinas Corp. & Subsidiary	Randolph Bank & Trust Co.	Pro Forma Adjustments		Combined
Interest income
Interest and fees on loans	$14,594	$6,787	$398	J	$21,779
Interest on securities	1,313	1,529	—		2,842
Other interest income	366	281	(53	)K	594

Total interest income	16,273	8,597	345		25,215

Interest expense
Interest on deposits	8,561	3,785	—	L	12,346
Interest on borrowed funds	588	652	—		1,240

Total interest expense	9,149	4,437	—		13,586

Net interest income	7,124	4,160	345		11,629
Provision for loan losses	474	130	—		604

Net interest income after provision for loan losses	6,650	4,030	345		11,025

Non-interest income
Customer service fees	502	559	—		1,061
Loss from sale of loans/ other real estate	—	(459)	—		(459)
Other income	399	758	—		1,157

Total non-interest income	901	858	—		1,759

Non-interest expense
Salaries and benefits	2,935	2,496	—		5,431
Occupancy and equipment	839	784	8	M	1,631
Other	1,792	1,607	—		3,399
Amortization of core deposit intangible	—	—	319	N	319

Total non-interest expense	5,566	4,887	327		10,780

Income before income taxes	1,985	1	18		2,004
Income taxes	613	(79)	7	O	541

Net income	1,372	80	11		1,463
Preferred stock dividends declared	—	(108)	108	P	—

Net income (loss) available to common stockholders	$1,372	$(28)	$119		$1,463

Basic earnings (loss) per common share	$0.36	$(0.03)			$0.23

Diluted earnings (loss) per common share	$0.35	$(0.03)			$0.23

Weighted average common shares outstanding	3,833,146	986,869			6,354,232

Diluted weighted average common shares outstanding	3,947,383	986,869			6,468,469

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK & TRUST COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Bank of the Carolinas Corp. & Subsidiary	Randolph Bank & Trust Co.	Pro Forma Adjustments		Combined
Interest income
Interest and fees on loans	$26,672	$13,350	$795	J	$40,817
Interest on securities	2,184	3,116	—		5,300
Other interest income	420	220	(106	)K	534

Total interest income	29,276	16,686	689		46,651

Interest expense
Interest on deposits	13,343	6,599	88	L	20,030
Interest on borrowed funds	1,270	1,357	—		2,627

Total interest expense	14,613	7,956	88		22,657

Net interest income	14,663	8,730	601		23,994
Provision for loan losses	1,157	585	—		1,742

Net interest income after provision for loan losses	13,506	8,145	601		22,252

Non-interest income
Customer service fees	947	1,325	—		2,272
Gain on sale of branch	1,755	—	—		1,755
Losses on economic hedges	—	(316)	—		(316)
Other income	672	2,005	—		2,677

Total non-interest income	3,374	3,014	—		6,388

Non-interest expenses
Salaries and employee benefits	6,130	5,190	—		11,320
Occupancy and equipment	1,412	1,781	15	M	3,208
Other	3,970	3,464	—		7,434
Amortization of core deposit intangible	—	—	638	N	638

Total non-interest expense	11,512	10,435	653		22,600

Income before income taxes	5,368	724	(52)		6,040
Income taxes	1,894	32	(20	)O	1,906

Net income	3,474	692	(32)		4,134
Preferred stock dividends declared	—	175	(175	)P	—

Net income available to common stockholders	$3,474	$517	$143		$4,134

Basic earnings per common share	$0.91	$0.53			$0.64

Diluted earnings per common share	$0.88	$0.52			$0.63

Weighted average common shares outstanding	3,825,343	984,766			6,454,668

Diluted weighted average common shares outstanding	3,963,358	994,204			6,617,883

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK AND TRUST COMPANY

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Randolph Acquisition

Basis of presentation:

The unaudited Pro Forma Condensed Combined Consolidated Financial Statements give effect to the merger of BOC and Randolph in a business combination accounted for as a purchase. As a result of the merger, Randolph will be merged into BOC.

Randolph acquisition:

Consideration for Randolph common stock in the transaction has been valued at approximately $33.7 million on June 30, 2007 based on the issuance of 2,524,173 shares of BankCorp common stock (988,025 shares of Randolph common stock less 42,642 shares of Randolph common stock already held by BankCorp multiplied by the exchange ratio of 2.67) at $13.35 (the average closing price of BankCorp common stock for the period beginning five consecutive full trading days before April 12, 2007, the announcement date, and ending on the fifth consecutive full trading day after that date). Each of the outstanding 2,300 shares of Randolph Series A non-cumulative perpetual preferred stock is valued at $1,000 per share and is to be exchanged for $1,000 cash for each share. The pro forma balance sheet reflects the proposed exchange as if it had occurred on June 30, 2007, based on an average market value of $13.35 per share. Under the Agreement, the exchange ratio may be adjusted, and may be more or less than that indicated in these Pro Forma Condensed Combined Consolidated Financial Statements, as described below.

If the “average closing price” (as defined below) of BankCorp common stock is less than 80% of its “starting price” (as defined below), then Randolph’s Board of Directors may terminate the Agreement unless BankCorp agrees to increase the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by 80% of the starting price, and dividing the result by the average closing price. If BankCorp elects not to increase the Exchange Ratio, the Agreement will be terminated unless Randolph’s Board elects not to terminate. Conversely, if the average closing price of BankCorp common stock is greater than 120% of the starting price, then BankCorp’s Board of Directors may elect to decrease the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by 120% of the starting price, and dividing the result by the average closing price.

The “starting price,” which is $13.58, is the average of the daily last sales prices of BankCorp common stock as reported on The Nasdaq Capital Market for the 20 consecutive full trading days on which shares were traded on The Nasdaq Capital Market as of April 12, 2007, the date of the Agreement. The “average closing price” of a share of BankCorp common stock will be the average of the daily last sales prices of that stock as reported on The Nasdaq Capital Market for the 20 consecutive full trading days on which shares are traded on The Nasdaq Capital Market as of the date that both (1) all required regulatory approvals are received and (2) the required shareholder approvals have been received.

Described below is the pro forma purchase price of the transaction as well as the adjustments to allocate the purchase price based on preliminary estimates of the fair values of the assets and liabilities of Randolph as of June 30, 2007.

(in thousands)
Estimated fair value of shares to be issued to Randolph shareholders	$33,698
Estimated cash to be paid to retire Randolph preferred stock	2,300
Estimated cost to cancel Randolph common stock options	355
Cost of Randolph common stock previously acquired	1,322
Other estimated transaction costs	1,552

Total	39,227
Fair value of tangible assets acquired less fair value of liabilities assumed	17,851

Excess of cost over net fair market value of tangible assets	21,376
Core deposit intangible assets	6,374

Goodwill	$15,002

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK & TRUST COMPANY

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2. The purchase accounting and pro forma adjustments related to the unaudited pro forma condensed combined consolidated balance sheet and income statements are described below:

A	The pro forma adjustment reflects the issuance of 2,524,173 (945,383 X 2.67) shares as of June 30, 2007, with a par value of $5.00 per share of BankCorp common stock in exchange for all the outstanding Randolph common stock (988,025 shares) less the Randolph shares already held by BankCorp (42,642 shares).

At June 30, 2007, there were 26,571 outstanding options to purchase shares of Randolph common stock. Any shares issued from the exercise of any of the outstanding Randolph common stock options will be included in the number of shares exchanged on the merger date. Each Randolph common stock option that has not been exercised by the merger date will be cancelled in exchange for payment by Randolph in cash in an amount, if any, equal to the product of the exchange ratio and the number of shares of Randolph common stock covered by that option, multiplied by the closing price of BankCorp common stock on The Nasdaq Capital Market immediately before the merger becomes effective, rounded to the nearest whole cent.

B	The pro forma adjustment reflects the issuance of $1,000 for each outstanding share of Randolph’s $5.00 par value Series A preferred stock.

C	The pro forma adjustment reflects cash to be paid by Randolph to terminate outstanding stock options on the date of the merger. Pursuant to the Merger Agreement, Randolph will terminate each outstanding option to purchase Randolph common stock and Randolph will pay, in cash, an amount equal to (i) the product of the Exchange Ratio and the number of shares of Randolph common stock covered by the Randolph stock option, multiplied by the closing price of BankCorp common stock as quoted on The Nasdaq Capital Market immediately before the Effective Time, as reasonably determined by BOC, which determination shall be conclusive absent manifest error, minus (ii) the exercise price of that Randolph stock option as provided in the written agreement evidencing it, multiplied by the number of shares of Randolph common stock covered by the Randolph stock option, rounded to the nearest whole cent.

At June 30, 2007, Randolph had 26,571 outstanding options to purchase their common stock with an average exercise price of $22.29. The cash to be paid to holders of Randolph common stock options as of June 30, 2007 is based on the average closing price of BankCorp common stock for a period of five consecutive full trading days before April 12, 2007, the announcement date and ending on the fifth consecutive full trading day after that date and would be as follows:

Randolph options outstanding at June 30, 2007		26,571
Exchange ratio	x	2.67

		70,945
Average closing price of BankCorp common stock		$13.35

			$947
Options outstanding		26,571
Average exercise price	x	$22.29

			(592)

Cost to eliminate Randolph common stock options			$355

D	The pro forma adjustment reflects the elimination of Randolph common stock held by BankCorp at June 30, 2007.

E	The pro forma adjustment reflects the elimination of Randolph’s equity accounts.

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK & TRUST COMPANY

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

F	The pro forma adjustment reflects the differences at June 30, 2007 in fair values of acquired assets and liabilities assumed as follows:

	Fair Value	Book Value	Adjustments
Cash and due from banks	$8,706	$8,706	$—
Interest-bearing deposits in banks	1,288	1,288	—
Federal funds sold	3,350	3,350	—
Securities available for sale	60,467	60,467	—
Loans, net	184,195	187,375	(3,180)
Premises and equipment	5,440	4,440	1,000
Accrued interest receivable	1,253	1,253	—
Core deposit intangibles	6,374	—	6,374
Goodwill	—	571	(571)
Other assets	9,689	9,689	—

Subtotal assets	280,762	277,139	3,623

Deposits	234,561	234,649	(88)
Borrowings	17,669	17,669	—
Other liabilities	2,876	2,876	—

Subtotal liabilities	255,106	255,194	(88)

Total	25,656	$21,945	$3,711

Less: Core deposit intangible	(6,374)
Deferred tax liability	(1,431)

Fair value of tangible assets acquired less fair value of liabilities assumed	$17,851

The fair market value of the core deposit intangible is determined based on an analysis and valuation completed by BankCorp’s financial advisor.

G	The pro forma adjustment reflects the estimated acquisition costs, net of taxes, as follows:

Employment costs, change of control	$1,200
Investment advisors	675
Legal and accounting	250
Contract termination and other merger costs	400
Less estimated tax benefits	(973)

Acquisition costs	$1,552

The acquisition costs assumed include involuntary employee termination benefits and relocation costs, costs to cancel contracts that will provide no future benefit to the combined company, and fees related to investment advisors, legal and accounting incurred in connection with the transaction. The costs will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill.

H	The pro forma adjustment reflects the deferred tax liability resulting from the purchase adjustments in item F.

I	The pro forma adjustment reflects the goodwill associated with the acquisition.

BANK OF THE CAROLINAS CORPORATION AND RANDOLPH BANK AND TRUST COMPANY

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

J	The pro forma adjustment reflects the amortization of the loan discount (relating to the fair value of loans less the carrying value) over the average life of the portfolio of 4 years.

K	The pro forma adjustment reflects the reduction in interest income resulting from federal funds used to eliminate Randolph’s preferred stock and federal funds used to eliminate outstanding options to purchase Randolph’s common stock.

L	The pro forma adjustment reflects the reduction in interest expense associated with the amortization of the deposit valuation adjustment over the average life of 9 months (all reflected in 2006).

M	The pro forma adjustment reflects the additional depreciation charges relating to the applicable portion of the increase in fair value of premises and equipment.

N	The pro forma adjustment reflects the amortization of core deposit intangible on a straight-line basis over 10 years.

O	The pro forma adjustment reflects the income tax expense adjustment relating to the adjustments to income noted in items J, K, L, M and N at 38.55%.

P	The pro forma adjustment reflects the elimination of the dividend on preferred stock.

APPENDIX A

AGREEMENT AND PLAN OF

REORGANIZATION AND MERGER

BY AND BETWEEN

RANDOLPH BANK & TRUST COMPANY

AND

BANK OF THE CAROLINAS

AND JOINED IN BY

BANK OF THE CAROLINAS CORPORATION

April 12, 2007

ARTICLE I. THE MERGER		6
1.01	Names of Participating Corporations	6
1.02	Nature of Transaction	6
1.03	Effect of Merger	6
1.04	Conversion and Exchange of Randolph Stock	6
1.05	Articles of Incorporation, Bylaws and Management	8
1.06	Closing; Effective Time	9
ARTICLE II. REPRESENTATIONS AND WARRANTIES OF RANDOLPH		9
2.01	Organization; Standing; Power	9
2.02	Capital Stock	10
2.03	Principal Shareholders	10
2.04	Subsidiaries	10
2.05	Convertible Securities, Options, Etc.	10
2.06	Authorization and Validity of Agreement	11
2.07	Validity of Transactions; Absence of Required Consents or Waivers	11
2.08	Randolph Books and Records	12
2.09	Randolph Reports	12
2.10	Randolph Financial Statements	12
2.11	Randolph Tax Returns and Other Tax Matters	13
2.12	Absence of Changes or Certain Other Events	13
2.13	Absence of Undisclosed Liabilities	14
2.14	Compliance with Existing Obligations	14
2.15	Litigation and Compliance with Law	14
2.16	Real Properties	15
2.17	Loans, Accounts, Notes and Other Receivables	16
2.18	Securities Portfolio and Investments	17
2.19	Personal Property and Other Assets	18
2.20	Patents and Trademarks	18
2.21	Environmental Matters	18
2.22	Absence of Brokerage or Finders Commissions	20
2.23	Material Contracts	20
2.24	Employment Matters; Employee Relations	21
2.25	Employment Agreements; Employee Benefit Plans	21
2.26	Insurance	23
2.27	Insurance of Deposits	24
2.28	Indemnification Obligations	24
2.29	Obstacles to Regulatory Approval	24
2.30	Disclosure	24
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BOCC		24
3.01	Organization; Standing; Power	25
3.02	Capital Stock	25
3.03	Authorization and Validity of Agreement	25
3.04	Validity of Transactions; Absence of Required Consents or Waivers	25

3.05	Convertible Securities, Options, Etc.	26
3.06	BOCC Books and Records	26
3.07	BOC Reports	26
3.08	BOCC Financial Statements	27
3.09	BOCC Tax Returns and Other Tax Matters	27
3.10	Absence of Material Adverse Changes or Certain Other Events	28
3.11	Absence of Undisclosed Liabilities	28
3.12	Litigation and Compliance with Law	28
3.13	Reserve for Loan Losses	29
3.14	Insurance of Deposits	29
3.15	Obstacles to Regulatory Approval	29
3.16	Disclosure	29
3.17	Employee Benefit Plans	30
ARTICLE IV COVENANTS OF RANDOLPH		30
4.01	Affirmative Covenants of Randolph	30
4.02	Negative Covenants of Randolph	35
ARTICLE V COVENANTS OF BOC AND BOCC		40
5.01	BOCC Shareholders’ Meeting	41
5.02	Registration Statement	41
5.03	“Blue Sky” Approvals	42
5.04	Employees; Employee Benefits	42
5.05	Further Action; Instruments of Transfer	43
ARTICLE VI ADDITIONAL AGREEMENTS		43
6.01	Preparation and Distribution of Proxy Statement/Prospectus	43
6.02	Regulatory Approvals	43
6.03	Information for Proxy Statement/Prospectus and Applications for Regulatory Approvals	44
6.04	Announcements; Confidential Information	44
6.05	Real Property Matters	46
6.06	Plans for and Agreements with Directors and Employees	48
6.07	Directors’ and Officers’ Liability Insurance	49
6.08	Tax Opinion	49
6.09	Final Tax Return	49
6.10	Restrictions on BOCC Stock Issued to Certain Persons	49
6.11	Expenses	50
6.12	Directors	50
6.13	Preferred Stock Dividends	50
6.14	Randolph Options	50
ARTICLE VII CONDITIONS PRECEDENT TO MERGER		51
7.01	Conditions to all Parties’ Obligations	51
7.02	Additional Conditions to Randolph’s Obligations	53
7.03	Additional Conditions to BOC’s and BOCC’s Obligations	54
ARTICLE VIII TERMINATION; BREACH; REMEDIES		55
8.01	Mutual Termination	55
8.02	Unilateral Termination	56

8.03	Breach; Remedies	60
8.04	Termination Fees	61
ARTICLE IX INDEMNIFICATION		62
9.01	Indemnification Following Termination of Agreement	62
9.02	Procedure for Claiming Indemnification	63
ARTICLE X MISCELLANEOUS PROVISIONS		64
10.01	Survival of Representations, Warranties, Indemnification and Other Agreements	64
10.02	Waiver	64
10.03	Amendment	64
10.04	Notices	64
10.05	Further Assurance	65
10.06	Headings and Captions	65
10.07	Gender and Number	65
10.08	Entire Agreement	65
10.09	Severability of Provisions	65
10.10	Assignment	65
10.11	Counterparts	66
10.12	Governing Law	66
10.13	Previously Disclosed Information	66
10.14	Best Knowledge	66
10.15	Inspection	66

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

By and Between

RANDOLPH BANK & TRUST COMPANY

and

BANK OF THE CAROLINAS

and joined in by

BANK OF THE CAROLINAS CORPORATION

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the “Agreement”) is entered into as of the 12th day of April, 2007, by and between RANDOLPH BANK & TRUST COMPANY (“Randolph”) and BANK OF THE CAROLINAS (“BOC”), and joined in by BANK OF THE CAROLINAS CORPORATION (“BOCC”) to evidence its approval of this Agreement and its consent to the terms of this Agreement that apply to it.

WHEREAS, BOC is a North Carolina banking corporation with its principal office and place of business located in Mocksville, Davie County, North Carolina; and,

WHEREAS, BOCC is a North Carolina business corporation with its principal office and place of business located in Mocksville, Davie County, North Carolina, and is the owner of all the outstanding shares of BOC stock; and,

WHEREAS, Randolph is a North Carolina banking corporation with its principal office and place of business located in Asheboro, Randolph County, North Carolina; and,

WHEREAS, Randolph and BOC have agreed that it is in their mutual best interests, and in the best interests of their respective shareholders, for Randolph to be merged with and into BOC in the manner and upon the terms and conditions contained in this Agreement; and,

WHEREAS, to effectuate the foregoing, Randolph, BOC and BOCC desire to adopt this Agreement as a plan of reorganization in accordance with the provisions of Section 368 of the Internal Revenue Code of 1986, as amended; and,

WHEREAS, Randolph’s Board of Directors has approved this Agreement and will recommend to Randolph’s shareholders that they approve the transactions described herein; and,

WHEREAS, BOC’s and BOCC’s Boards of Directors have approved this Agreement, BOC’s Board of Directors recommends that BOCC as its sole shareholder approve the transactions described in this Agreement, and BOCC’s Board of Directors approve the transaction on behalf of BOCC as sole shareholder of BOC, and BOCC’s Board of Directors will recommend to BOCC’s shareholders that they approve the transactions described in this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and the representations, warranties, conditions, covenants and promises herein contained, and subject to the terms and conditions hereof, Randolph, BOC, and BOCC hereby adopt and make this Agreement and mutually agree as follows:

ARTICLE I. THE MERGER

1.01 Names of Participating Corporations. The names of the corporations proposing to merge are RANDOLPH BANK & TRUST COMPANY (“Randolph”) and BANK OF THE CAROLINAS (“BOC”).

1.02 Nature of Transaction. Subject to the provisions of this Agreement, at the “Effective Time” (as defined in Paragraph 1.06 below), Randolph will be merged into BOC with the effects provided for under N.C. Gen. Stat. §§ 53-12, 55-11-01 and 55-11-06 (the “Merger”).

1.03 Effect of Merger. At the Effective Time, and by reason of the Merger, the separate corporate existence of Randolph shall cease while the corporate existence of BOC as the surviving corporation in the Merger shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger. Following the Merger, BOC shall continue to operate as a North Carolina banking corporation and will conduct its business at the then legally established branch and main offices of BOC and Randolph. The duration of the corporate existence of BOC, as the surviving corporation, shall be perpetual and unlimited.

1.04 Conversion and Exchange of Randolph Stock.

(a) Consideration. Except as otherwise provided in this Agreement, at the Effective Time, as consideration for and to effect the Merger, (i) all rights of Randolph’s shareholders with respect to all outstanding shares of Randolph’s $5.00 par value common stock (“Randolph Common Stock”) shall cease to exist and each such outstanding share shall be converted, without any action by Randolph, BOC, BOCC or any Randolph shareholder, into the right to receive 2.67 shares (the “Exchange Ratio”) of BOCC $5.00 par value common stock (“BOCC Stock”), subject to the provisions of Paragraph 1.04(f) below as to fractional shares resulting from the exchange, and (ii) all rights of Randolph’s shareholders with respect to all outstanding shares of Randolph’s $5.00 par value Series A preferred stock (“Randolph Preferred Stock”) shall cease to exist and each such outstanding share shall be converted, without any action by Randolph, BOC, BOCC or any Randolph shareholder, into the right to receive cash in the amount of $1,000.00, plus any amount of unpaid quarterly dividends on the Randolph Preferred Stock beginning January 1, 2007, prorated on a daily basis for partial quarters. Randolph Common Stock and Randolph Preferred Stock are sometimes referred to collectively in this Agreement as “Randolph Stock.”

(b) Randolph Certificates. At the Effective Time, and without any action by Randolph, BOC, BOCC or any Randolph shareholder, Randolph’s stock transfer books shall be closed and there shall be no further transfers of Randolph Stock on its stock transfer books or the registration of any transfer of a certificate evidencing Randolph Stock (a “Randolph Certificate”) by any holder thereof, and the holders of Randolph Certificates shall cease to be, and shall have no further rights as, stockholders of Randolph other than as provided in this Agreement. Following the Effective Time, (i) Randolph Certificates for Randolph Common Stock shall evidence only the right of the registered holders thereof to receive certificates evidencing the numbers of whole shares of BOCC Stock into which their Randolph Common Stock was converted at the Effective Time, together with cash for any fractional shares calculated as described in Paragraph 1.04(f) below, and (ii) Randolph Certificates for Randolph Preferred Stock shall evidence only the right of the registered holders thereof to receive the cash into which their Randolph Preferred Stock was converted at the Effective Time; provided, however, that any holders of Randolph Stock who have properly exercised their right of dissent and appraisal (“Dissenters’ Rights”) under Article 13 of Chapter 55 of the North Carolina General Statutes (the “Dissent Statute”) shall receive cash as provided in the Dissent Statute.

(c) Exchange and Payment Procedures; Surrender of Certificates. As promptly as practicable, but not more than ten business days following the Effective Time, BOCC and BOC shall send or cause to be sent to each former Randolph shareholder of record immediately prior to the Effective Time written instructions and transmittal materials (a “Transmittal Letter”) for use in surrendering Randolph Certificates to BOCC and BOC or to an exchange agent appointed by BOCC and BOC. Upon the proper surrender and delivery to BOCC and BOC or their agent (in accordance with its instructions, and accompanied by a properly completed Transmittal Letter) by a former shareholder of Randolph of his or her Randolph Certificate(s), and in exchange therefor, (i) BOCC shall as soon as practicable issue and deliver, to each holder of Randolph Common Stock, stock certificates evidencing the numbers of whole shares of BOCC Stock into which the shareholder’s Randolph Common Stock was converted at the Effective Time, together with cash for any fractional shares calculated as described in Paragraph 1.04(f) below, and (ii) BOC shall as soon as practicable issue and deliver, to each holder of Randolph Preferred Stock, a check for the cash into which the shareholder’s Randolph Preferred Stock was converted at the Effective Time.

Subject to Paragraph 1.04(g), no consideration shall be issued or delivered to any former Randolph shareholder unless and until that shareholder shall have properly surrendered to BOCC and BOC or their agent the Randolph Certificate(s) formerly representing his or her shares of Randolph Stock, together with a properly completed Transmittal Letter. Further, until a former shareholder’s Randolph Certificates for Randolph Common Stock are so surrendered and certificates evidencing the BOCC Stock into which his or her Randolph Common Stock was converted at the Effective Time actually are issued to him or her, no dividend or other distribution payable by BOCC with respect to that BOCC Stock as of any date subsequent to the Effective Time shall be paid or delivered to the former Randolph shareholder. However, upon the proper surrender of the shareholder’s Randolph Certificate for Randolph Common Stock and the issuance to that shareholder of certificates representing the BOCC Stock to which the shareholder is entitled, if BOCC shall have paid any dividend or made any distribution to the holders of its BOCC Stock of record as of a date after the Effective Time, BOCC shall pay the former Randolph shareholder the amount of that dividend or distribution related to the BOCC Stock being issued to the former Randolph shareholder. No interest shall be paid on any cash due a shareholder for shares of Randolph Preferred Stock, for fractional shares of Randolph Common Stock, or for dividends on any BOCC Stock.

(d) Antidilutive Adjustments. If, prior to the Effective Time, Randolph or BOCC shall declare any dividend payable in shares of Randolph Stock in the case of Randolph, or BOCC Stock in the case of BOCC, or shall subdivide, split, reclassify or combine the presently outstanding shares of Randolph Stock or BOCC Stock, then an appropriate and proportionate adjustment shall be made in the number of shares of BOCC Stock or cash into which each share of Randolph Stock will be converted at the Effective Time pursuant to this Agreement.

(e) Dissenters. Any shareholder of Randolph who properly exercises Dissenters’ Rights shall be entitled to receive payment of the fair value of his or her shares of Randolph Stock in the manner and pursuant to the procedures provided for in the Dissent Statute. Shares of Randolph Stock held by persons who exercise Dissenters’ Rights shall not be converted as described in Paragraph 1.04(a). However, if any shareholder of Randolph who exercises Dissenters’ Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his or her shares of Randolph Common Stock shall be deemed to have been converted into BOCC Stock, and each of his or her shares of Randolph Preferred Stock shall be deemed to have been converted into cash, as of the Effective Time as provided in Paragraph 1.04(a).

(f) Fractional Shares. If the conversion of the shares of Randolph Common Stock held by any Randolph shareholder results in a fraction of a share of BOCC Stock, then, in lieu of issuing that fractional share, BOC will pay to that shareholder cash in an amount equal to that fraction multiplied by the closing price of BOCC shares at the Effective Time as determined by BOCC based on quotations on the Nasdaq Capital Market on such date, which determination shall be conclusive absent manifest error.

(g) Lost Certificates. Following the Effective Time, shareholders of Randolph whose Randolph Certificates have been lost, destroyed, stolen, or otherwise are missing shall be entitled to receive the applicable consideration set forth in Paragraph 1.04(a) in accordance with and upon compliance with reasonable conditions imposed by BOCC, including without limitation a requirement that those shareholders provide lost instruments indemnities or surety bonds in form, substance and amount satisfactory to BOCC.

1.05 Articles of Incorporation, Bylaws and Management. The Articles of Incorporation and Bylaws of BOC in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of BOC as the surviving corporation in the Merger. The directors of BOC in office at the Effective Time shall constitute the Board of Directors of BOC as the surviving corporation in the Merger and shall continue to hold such offices until removed as provided by law or until the election or appointment of their respective successors. The officers of BOC in office at the Effective Time shall continue to serve in their same positions as officers of BOC as the surviving corporation in the Merger until removed as provided by law or until the election or appointment of their respective successors.

1.06 Closing; Effective Time. The consummation and closing of the Merger and other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of BOC’s and BOCC’s legal counsel, Ward and Smith, P.A., in Raleigh, North Carolina, or at such other place as BOCC shall designate, on a date mutually agreed upon by Randolph, BOC, and BOCC (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities (but, subject to Paragraph 8.02(c), in no event more than thirty (30) days following the expiration of all such required waiting periods). At the Closing, Randolph, BOC, and BOCC shall take such actions (including without limitation the delivery of certain closing documents and the execution of the Articles of Merger under North Carolina law) as are required in this Agreement and as otherwise shall be required by law to consummate the Merger and cause it to become effective.

Subject to the terms and conditions set forth in this Agreement, the Merger shall become effective on the date and at the time (the “Effective Time”) specified in Articles of Merger executed by BOC and filed by it with the North Carolina Secretary of State in accordance with applicable law; provided, however, that the Effective Time shall in no event be more than ten (10) days following the Closing Date.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF RANDOLPH

Except as otherwise specifically provided in this Agreement or as “Previously Disclosed” (as defined in Paragraph 10.13) by Randolph, Randolph hereby makes the following representations and warranties to BOC and BOCC.

The term “Randolph Material Effect” shall mean a material adverse effect on Randolph, or on its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations, or a material adverse effect on Randolph’s ability to consummate the transactions described herein, or the acceleration of any material obligation or indebtedness of Randolph, and the term “Randolph Material Change” shall mean a material adverse change in or affecting the financial condition of Randolph or its results of operations, prospects, business, assets, loan portfolio, investments, properties or operations; provided, however, that these terms shall not include any change or effect resulting directly or indirectly from: (a) the transactions contemplated by this Agreement or their announcement, (b) general economic, industry or financial conditions or events that affect the banking industry as a whole, (c) the impact of laws, rules, regulations and court decisions (other than court decisions related to litigation in which Randolph is a party, or (d) acts of war or terrorism.

2.01 Organization; Standing; Power. Randolph (a) is duly organized and incorporated, validly existing and in good standing as a banking corporation under the laws of North Carolina; (b) has all requisite power and authority (corporate and other) to own, lease and operate its properties and to carry on its business as it now is being conducted; (c) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by it therein, or in which the transaction of its business, makes such qualification necessary, except where failure so to qualify would not have a Randolph Material Effect; and (d) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal, state or local law or any rule or regulation promulgated thereunder, except where such violation would not have a Randolph Material Effect.

2.02 Capital Stock. Randolph’s authorized capital stock consists of (a) 2,500,000 shares of Randolph Common Stock, of which 986,267 shares are issued and outstanding, and (b) 1,000,000 shares preferred stock, $5.00 par value, including 10,000 shares of Randolph Preferred Stock, of which 2,300 shares are issued and outstanding. Randolph has issued and outstanding options to purchase 28,330 shares of Randolph Common Stock pursuant to Randolph’s 1998 Omnibus Stock Plan (the “Randolph Stock Options”). The issued and outstanding shares of Randolph Common Stock, Randolph Preferred Stock and the issued and outstanding Randolph Stock Options constitute Randolph’s only outstanding securities or options on equity securities. The exercise price of the outstanding Randolph Stock Options has not been changed since Randolph began negotiations related to this Agreement with BOC and BOCC.

Each outstanding share of Randolph Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and, except as provided in Section 53-42 of the North Carolina General Statutes, nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The Randolph Common Stock is registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Randolph is subject to the reporting requirements of the 1934 Act.

2.03 Principal Shareholders. Except as otherwise described below, to the “Best Knowledge” (as defined in Paragraph 10.14 below) of Randolph, no person or entity beneficially owns, directly or indirectly, more than five percent (5%) of the outstanding shares of Randolph Common Stock.

As of the date of this Agreement, the following persons owned, beneficially and of record, more than five percent (5%) of the outstanding shares of Randolph Common Stock:

Name	Number of Shares
Wallace and Ersal Garner	49,736

2.04 Subsidiaries. Randolph owns all of the issued and outstanding shares of Randolph Investment Services Company, a North Carolina corporation (“Randolph Investment”). Other than Randolph Investment, Randolph has no subsidiaries, direct or indirect. Except for equity securities included in its investment portfolio at April 12, 2007, and Previously Disclosed to BOCC pursuant to Paragraph 10.13 below, Randolph does not own any stock or other equity interest in any other corporation, service corporation, joint venture, partnership or other entity.

2.05 Convertible Securities, Options, Etc. With the exception of the Randolph Stock Options, Randolph does not have any outstanding (a) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Randolph Stock or any other securities of Randolph, (b) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Randolph Stock or any other securities of Randolph, or (c) plan, agreement or other arrangement pursuant to which shares of Randolph Stock or any other securities of Randolph, or options, warrants, rights, calls or other commitments of any nature pertaining to any securities of Randolph, have been or may be issued.

2.06 Authorization and Validity of Agreement. This Agreement has been duly and validly approved by Randolph’s Board of Directors in such a manner that the 80% shareholder approval requirement of Article VIII of Randolph’s Amended and Restated Articles of Incorporation does not apply to the Merger. Subject only to approval of this Agreement by the shareholders of Randolph, BOC and BOCC in the manner required by law and required approvals of federal, state, or local governmental, regulatory, or judicial authorities having jurisdiction over Randolph, BOC and BOCC, or any of their business operations, properties or assets, or the transactions described herein (collectively, the “Regulatory Authorities”) (as contemplated by Paragraph 6.02), (a) Randolph has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement, (b) all corporate proceedings and approvals required to authorize Randolph to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein have been duly and properly completed or obtained, and (c) this Agreement constitutes the valid and binding agreement of Randolph and is enforceable in accordance with its terms (except to the extent enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (ii) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, and (iii) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

2.07 Validity of Transactions; Absence of Required Consents or Waivers. Subject to approval of this Agreement by the shareholders of Randolph, BOC, and BOCC in the manner required by law and receipt of required approvals of Regulatory Authorities (as contemplated by Paragraph 6.02), neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by Randolph with any of its obligations or agreements contained herein, nor any action or inaction by Randolph required herein, will: (a) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, the Articles of Incorporation or Bylaws of Randolph, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, obligation or understanding (oral or written) to which Randolph is bound or by which it or its business, capital stock or any of its properties or assets may be affected; (b) result in the creation or imposition of any material lien, claim, interest, charge, restriction or encumbrance upon any of the properties or assets of Randolph; (c) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body, which violation will or may have a Randolph Material Effect; or (d) result in the acceleration of any obligation or indebtedness of Randolph.

No consents, approvals or waivers are required to be obtained from any person or entity in connection with Randolph’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of Randolph’s, BOC’s, and BOCC’s shareholders and of Regulatory Authorities (as contemplated by Paragraph 6.02).

2.08 Randolph Books and Records. Randolph’s and Randolph Investment’s respective books of account and business records have been maintained in all material respects in compliance with all applicable legal and accounting requirements, and such books and records are complete and reflect accurately in all material respects their respective items of income and expense and all of their respective assets, liabilities, and stockholders’ equity. The respective minute books of Randolph and Randolph Investment are complete and accurately reflect in all material respects all corporate actions which their respective shareholders and boards of directors, and all committees thereof, have taken during the time periods covered by such minute books, and all such minute books have been or will be made available to BOC and its representatives.

2.09 Randolph Reports. To the “Best Knowledge” (as defined in Paragraph 10.14) of Randolph, since January 1, 2002, Randolph has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the North Carolina Commissioner of Banks (the “Commissioner”), (ii) the Federal Deposit Insurance Corporation (the “FDIC”), and (iii) any other Regulatory Authorities with supervisory responsibility over Randolph or Randolph Investment. These reports, registrations and statements filed by Randolph are collectively referred to in this Agreement as the “Randolph Reports.” To the Best Knowledge of Randolph, the Randolph Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the Regulatory Authorities with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Randolph has not been notified that any such Randolph Reports were deficient in any material respect as to form or content.

2.10 Randolph Financial Statements. Randolph has Previously Disclosed copies of its audited consolidated statements of financial condition as of December 31, 2005, and its audited consolidated statements of income, stockholders’ equity and cash flows for the two years ended December 31, 2005 and 2004, together with notes thereto, and Randolph will have prepared and will deliver by April 30, 2007, copies of its audited consolidated statements of financial condition as of December 31, 2006, and its audited consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2006, together with notes thereto (collectively, the “Randolph Audited Financial Statements”). Randolph has Previously Disclosed copies of its unaudited consolidated statement of financial condition as of September 30, 2006, and unaudited consolidated statements of income and cash flows for the nine-months ended September 30, 2006 and 2005, together with notes thereto (collectively, the “Randolph Interim Financial Statements”). Randolph also has Previously Disclosed a draft of the Randolph Audited Financial Statements for the year ending December 31, 2006 (the “Randolph Draft Financial Statements”). Following the date of this Agreement, Randolph promptly will prepare and deliver to BOC all subsequent annual or interim financial statements prepared by or for Randolph. The Randolph Audited Financial Statements and the Randolph Interim Financial

Statements (a) have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, (b) are in accordance with Randolph’s books and records, and (c) present fairly Randolph’s consolidated financial condition, assets and liabilities, results of operations, changes in stockholders’ equity and changes in cash flows as of the dates indicated and for the periods specified therein. The Randolph Audited Financial Statements have been audited by Dixon Hughes PLLC, which serves as Randolph’s independent registered public accounting firm.

2.11 Randolph Tax Returns and Other Tax Matters. (a) Randolph has timely filed or caused to be filed all federal, state and local income tax returns and reports which are required by law to have been filed, and, to the Best Knowledge of Randolph, all such returns and reports were true, correct and complete in all material respects and contained all material information required to be contained therein; (b) all federal, state and local income taxes reflected in such returns, and all profits, franchise, sales, use, occupation, property, excise, withholding, employment and other taxes (including interest and penalties), charges and assessments, which have become due from or been assessed or levied against Randolph or its properties have been fully paid or, if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected on the Randolph Interim Financial Statements; (c) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of Randolph have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue in the last ten years and Randolph has not received any indication of the pendency of any audit or examination in connection with any such tax return or report and, to the Best Knowledge of Randolph, no such return or report is subject to adjustment; and (d) Randolph has not executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any such tax return or report, or the assessment or collection of any tax.

2.12 Absence of Changes or Certain Other Events.

(a) Since December 31, 2006, Randolph has conducted its business only in the ordinary course, and there has been no Randolph Material Change, and there has occurred no event or development, and there currently exists no condition or circumstance, which, with the lapse of time or otherwise, may or could cause, create or result in a Randolph Material Change.

(b) Since December 31, 2006, and except as described in Paragraph 2.13 below, Randolph has not incurred any material liability, engaged in any material transaction, entered into any material agreement, increased the salaries, compensation or general benefits payable or provided to its employees (with the exception of routine increases in the salaries of employees effected by Randolph at such times and in such amounts as is consistent with its past practices and its salary administration and review policies and procedures in effect prior to December 31, 2006), suffered any material loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease.

2.13 Absence of Undisclosed Liabilities. Randolph does not have any material liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including without limitation tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (a) those reflected in the Randolph Audited Financial Statements, (b) increases in deposit accounts in the ordinary course of Randolph’s business since December 31, 2006, or (iii) unfunded commitments to make, issue or extend loans, lines of credit, letters of credit or other extensions of credit entered into in the ordinary course of Randolph’s business and in accordance with its normal lending policies and practices.

2.14 Compliance with Existing Obligations. Randolph has performed in all material respects all obligations required to be performed by it under, and it is not in default in any material respect under, or in violation in any material respect of, the terms and conditions of, its Articles of Incorporation, Bylaws and/or any material contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding or other undertaking (whether oral or written) to which it is bound or by which its business, operations, capital stock, properties or assets may be affected and which default or violation would have, either individually or cumulatively with other such defaults or violations, a Randolph Material Effect.

2.15 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the Best Knowledge of Randolph, any facts or circumstances which reasonably could be expected to result in such), including without limitation any such action by any Regulatory Authority, which currently exist or are ongoing, pending or, to the Best Knowledge of Randolph, threatened, contemplated or probable of assertion, against Randolph or any of its respective properties or assets or, to the Best Knowledge of Randolph, otherwise relating to or affecting Randolph or its business.

(b) Randolph has all licenses, permits, orders, authorizations or approvals (“Permits”) of all federal, state, local or foreign governmental or regulatory agencies that are material to or necessary for the conduct of its business or to own, lease and operate its properties, all such Permits are in full force and effect, no violations have occurred with respect to any such Permits, and no proceeding is pending or, to the Best Knowledge of Randolph, threatened or probable of assertion, to suspend, cancel, revoke or limit any Permit, except where the same would not have, either individually or cumulatively with other such violations or proceedings, a Randolph Material Effect.

(c) With the exception of the Memorandum of Understanding between Randolph, the Commissioner and the FDIC dated March 16, 2005, Randolph is not subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any Regulatory Authority (including without limitation the Commissioner and the FDIC) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or any other matter; there are no judgments, orders, stipulations, injunctions, decrees or awards against Randolph which limit, restrict, regulate, enjoin or prohibit in any material respect any present or past business or practice of Randolph; and Randolph has not been advised, nor has any reason to believe, that any Regulatory Authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, writ, injunction, directive, memorandum, judgment, stipulation, decree or award.

(d) To the Best Knowledge of Randolph, Randolph is not in violation or default in any material respect under, and has complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions or decrees of any Regulatory Authority (including without limitation all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other federal and state laws and regulations applicable to extensions of credit), except where its failure to comply would not have, either individually or cumulatively with such other failures, a Randolph Material Effect. To the Best Knowledge of Randolph, there is no basis for any claim by any person or authority for compensation, reimbursement, damages, or other penalties or relief for any violations described in this subparagraph (d).

2.16 Real Properties.

(a) Randolph has Previously Disclosed a list of all parcels of real property owned or leased by Randolph or Randolph Investment (“Real Property”). With respect to each such parcel of owned Real Property, Randolph or Randolph Investment has good and marketable fee simple title to that Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects and exceptions to title other than (i) the lien of current taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially and adversely affect the economic value or marketability of that Real Property or materially detract from, interfere with or restrict the present or future use of that Real Property for the purposes for which it currently is used.

(b) Randolph has Previously Disclosed to BOC a list of all parcels of Real Property in which Randolph or Randolph Investment has a leasehold interest, together with true and complete copies of the lease agreement pertaining to each such parcel (the “Lease Agreements”). With respect to each such parcel, (i) Randolph or Randolph Investment has unconditionally accepted occupancy of and currently is occupying that property; (ii) the lease term, commencement date, expiration date, renewal terms, and current rent applicable to that parcel is as set forth in the Lease Agreement pertaining to it; (iii) the Lease Agreement pertaining to that parcel is in full force and effect and has not been modified or amended; (iv) the terms and conditions of the Lease Agreement pertaining to that parcel will continue without modification notwithstanding the Merger, and the Merger will not be deemed to be a transfer or assignment in violation of or otherwise to violate the Lease Agreement, to require the approval of the landlord under the Lease Agreement, or to prevent the exercise of or result in the loss of any right or option to renew or extend the Lease Agreement or to purchase that parcel; (v) Randolph or Randolph Investment has performed all of the lessee’s obligations (including the payment of rent) under the Lease Agreement pertaining to that parcel, and no event of default by the lessee exists or has occurred under that Lease Agreement (including without limitation any default that would prevent the exercise of or result in the loss of any right or option to renew or extend the Lease Agreement or to purchase that parcel); and (vi) to the Best Knowledge of Randolph, the landlord with respect to that parcel has performed all of the landlord’s obligations under the Lease Agreement pertaining to that parcel, and no event of default by the landlord exists or has occurred under that Lease Agreement.

(c) The Real Property complies in all material respects with all applicable federal, state and local laws, regulations, ordinances or orders of any governmental or regulatory authority, including without limitation those relating to zoning, building and use permits, as well as the Americans with Disabilities Act. The parcels of Real Property upon Randolph and Randolph Investment offices are situated, or which are used by Randolph or Randolph Investment in conjunction with their respective businesses, may, under applicable zoning ordinances, be used for the purposes for which they currently are used as a matter of right rather than as a conditional or nonconforming use.

(d) With respect to each parcel of Real Property that currently is used by Randolph or Randolph Investment as an office, (i) all improvements and fixtures included in or on that Real Property are in satisfactory condition and repair and performing the functions and operations for which they were designed, ordinary wear and tear excepted, and (ii) there does not exist any condition which materially and adversely affects the economic value or marketability of that Real Property or materially detracts from, interferes with or restricts Randolph’s or Randolph Investment’s present use (or BOCC’s or BOC’s use after the Merger) of that Real Property or those improvements and fixtures for the purposes for which they currently are used.

2.17 Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on Randolph’s books and records (i) have resulted from bona fide business transactions in the ordinary course of its operations, (ii) in all material respects were made in accordance with Randolph’s standard practices and procedures, and (iii) are owned by Randolph free and clear of all liens, encumbrances, assignments, repurchase agreements or other exceptions to title or, to the Best Knowledge of Randolph, to the ownership or collection rights of any other person or entity.

(b) All records of Randolph regarding all outstanding loans, accounts, notes and other receivables, and all other real estate owned, are accurate in all material respects, and each loan which Randolph loan documentation indicates is secured by any real or personal property or property rights (“Loan Collateral”) is secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in Randolph records of such loan (except for immaterial defects in perfection or priority that, individually or in the aggregate, will not have a Randolph Material Effect).

(c) To the Best Knowledge of Randolph, each loan reflected as an asset on Randolph’s books, and each guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon (subject to the application of general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws), and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

(d) Randolph has Previously Disclosed to BOCC a written listing of (i) each loan or other asset of Randolph which, as of March 31, 2007, was classified by any Regulatory Authority as “Loss,” “Doubtful,” “Substandard” or “Special Mention” (or otherwise by words of similar import), or which Randolph otherwise placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such asset or any obligor or Loan Collateral therefor, (ii) each loan of Randolph which, as of March 31, 2007, was past due more than 30 days as to the payment of principal and/or interest, and (iii) each loan as to which any obligor thereon (including the borrower or any guarantor) was in default (other than as a result of nonpayment of principal or interest), was, to the Best Knowledge of Randolph, the subject of a proceeding in bankruptcy, or on which any such obligor has expressly indicated any inability or intention not to repay such loan in accordance with its terms, and that do not appear in the loans Previously Disclosed pursuant to (i) or (ii) above.

(e) To the Best Knowledge of Randolph, each of the loans of Randolph (with the exception of those loans Previously Disclosed to BOC as described in Paragraph 2.17(d) above) is collectible in the ordinary course of Randolph’s business in an amount which is not less than the amount at which it is carried on Randolph’s books and records.

(f) Randolph’s reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and, to the Best Knowledge of Randolph, all applicable requirements, rules and policies of the Commissioner and the FDIC and, in the best judgment of management and the Board of Directors of Randolph, is reasonable in view of the size and character of Randolph’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in Randolph’s loan portfolio and other real estate owned.

2.18 Securities Portfolio and Investments. Randolph has Previously Disclosed a listing of all securities owned, of record or beneficially, by Randolph and Randolph Investment as of the last day of the calendar year immediately preceding the date of this Agreement. All securities owned, of record or beneficially, by Randolph and Randolph Investment as of the date hereof are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges in the ordinary course of Randolph’s business to secure public funds deposits and restrictions imposed by and the rights of the issuers of such securities), which would materially impair the ability of Randolph or Randolph Investment to dispose freely of any such security and/or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which Randolph or Randolph Investment is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” under which Randolph or Randolph Investment has “purchased” securities under agreement to resell, Randolph has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed to it which is secured by such collateral.

Since December 31, 2006, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of Randolph’s securities portfolio as a whole.

2.19 Personal Property and Other Assets. All banking equipment, data processing equipment, vehicles, and other personal property used by Randolph and material to the operation of its business are owned by it free and clear of all liens, encumbrances, leases, title defects or exceptions to title. To the Best Knowledge of Randolph, all of Randolph’s personal property material to its business is in good operating condition and repair, ordinary wear and tear excepted.

2.20 Patents and Trademarks. To the Best Knowledge of Randolph, Randolph owns, possesses or has the right to use any and all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct its business as now conducted; and, Randolph has not violated, and is not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity, except where such violation or conflict would not have a Randolph Material Effect.

2.21 Environmental Matters.

(a) As used in this Agreement, “Environmental Laws” shall mean:

(i) all federal, state, and local statutes, regulations and ordinances,

(ii) all common law, and

(iii) all orders, decrees, and similar provisions having the force or effect of law and to which Randolph is subject, which, in the case of any of the above, concern or relate to pollution or protection of the environment, standards of conduct and bases of obligations or liability relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, or clean-up of any “Hazardous Substances” (as defined below), or public or worker health and safety.

“Hazardous Substance” shall mean any materials, substances, wastes, chemicals, or mixtures presently listed, defined, designated, or classified as hazardous, toxic, or dangerous, or otherwise regulated, under any Environmental Laws, whether by type or quantity, including without limitation pesticides, pollutants, contaminants, toxic chemicals, oil, or other petroleum products or byproducts, asbestos or materials containing (or presumed to contain) asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, lead, radon, methyl tertiary butyl ether, or radioactive material.

(b) Randolph has Previously Disclosed, and provided BOC with copies of, all written reports, correspondence, notices or other information or materials, if any, in its possession pertaining to environmental surveys or assessments of the Real Property and any improvements thereon, the presence of any Hazardous Substance on any of the Real Property, or any violation or alleged violation of Environmental Laws on, affecting or otherwise involving the Real Property or involving Randolph.

(c) To the Best Knowledge of Randolph, there has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, emission, discharge, release, or threatened release of any Hazardous Substances by any person on, from or relating to the Real Property which constitutes a violation of any Environmental Laws, or any removal, clean-up or remediation of any Hazardous Substances from, on or relating to the Real Property.

(d) Randolph has not violated any Environmental Laws relating to any of the Real Property, and there has been no violation of any Environmental Laws relating to any of the Real Property by any other person or entity for whose liability or obligation with respect to any particular matter or violation for which Randolph is or may be responsible or liable.

(e) To the Best Knowledge of Randolph, Randolph is not subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the Real Property or by any person or entity.

(f) To the Best Knowledge of Randolph, no facts, events or conditions relating to the Real Property, or the operations of Randolph at any of its office locations, will prevent, hinder or limit continued compliance with Environmental Laws or give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(g) To the Best Knowledge of Randolph, (i) there has been no violation of any Environmental Laws with respect to any Loan Collateral by any person or entity for whose liability or obligation with respect to any particular matter or violation for which Randolph is or may be responsible or liable, (ii) Randolph is not subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral, by any person or entity, and (iii) there are no facts, events or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities pursuant to Environmental Laws.

2.22 Absence of Brokerage or Finders Commissions. Except for the engagement by Randolph of Sterne, Agee & Leach, Inc., (a) all negotiations relative to this Agreement and the transactions described herein have been carried on by Randolph directly (or through its legal counsel) with BOC and BOCC, and no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of Randolph or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and (b) Randolph has not agreed, and has no obligation, to pay any brokerage fee or other commission, fee or other compensation to any person or entity in connection with or as a result of the transactions described herein.

2.23 Material Contracts. Other than a benefit plan or employment agreement Previously Disclosed pursuant to Paragraph 2.25, and with the exception of loans and deposit accounts made or accepted by Randolph in the ordinary course of its business, neither Randolph nor Randolph Investment is a party to or bound by any agreement (a) involving money or other property in an amount or with a value in excess of $25,000, (b) which is not to be performed in full prior to December 31, 2007, (c) which calls for the provision of goods or services and which cannot be terminated without material penalty upon not more than 30 days notice to the other party thereto, (d) which otherwise is material to it and was not entered into in the ordinary course of business, (e) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps, (f) which commits it to make, issue or extend any loan other than commitments in the ordinary course of Randolph’s business for loans which do not exceed an aggregate of $250,000 in the case of one or more loan commitments to any one borrower or group of related borrowers or $500,000 in the aggregate for all loan commitments to all borrowers), (g) which involves the sale of any assets of it which are used in and material to the operation of its business, (h) which involves any purchase or sale of real property in any amount, or which involves the purchase or sale of any other assets in the amount of more than $2,500 in the case of any single transaction or $10,000 in the case of all such transactions, (i) other than the Randolph Stock Option agreements, which involves the purchase, sale, issuance, redemption or transfer of any of its capital stock or other securities, or (j) with any director, officer or principal shareholder of Randolph or Randolph Investment (including without limitation any consulting agreement, but not including any agreements relating to loans or other banking services which were made in the ordinary course of Randolph’s business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

Neither Randolph nor Randolph Investment is in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute such a default by Randolph or Randolph Investment, under any contract, lease, insurance policy, commitment or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default, either individually or cumulatively with other such defaults, would have a Randolph Material Effect.

2.24 Employment Matters; Employee Relations. Randolph and Randolph Investment each (a) has in all material respects paid in full to or accrued on behalf of all its respective directors, officers and employees all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services performed by them to the date of this Agreement, and all vacation pay, sick pay, severance pay, overtime pay and other amounts for which it is obligated under applicable law or its existing agreements, benefit plans, policies or practices, and (b) is in compliance with all applicable federal, state and local laws, statutes, rules and regulations with regard to employment and employment practices, terms and conditions, wages and hours and other compensation matters, except where a failure of compliance, either individually or cumulatively with other such failures, would not have a Randolph Material Effect; and no person has, to the Best Knowledge of Randolph, asserted that either Randolph or Randolph Investment is liable in any amount for any arrearage in wages or employment taxes or for any penalties for failure to comply with any of the foregoing.

There is no action, suit or proceeding by any person pending or, to the Best Knowledge of Randolph, threatened, against Randolph or Randolph Investment (or any of their employees), involving employment discrimination, sexual harassment, wrongful discharge or similar claims.

Neither Randolph nor Randolph Investment is a party to or bound by any collective bargaining agreement with any of its employees, any labor union or any other collective bargaining unit or organization. There is no pending or threatened labor dispute, work stoppage or strike involving Randolph or Randolph Investment and any of their employees, or any pending or threatened proceeding in which it is asserted that Randolph or Randolph Investment has committed an unfair labor practice; and to the Best Knowledge of Randolph, there is no activity involving it or Randolph Investment or any of their employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

2.25 Employment Agreements; Employee Benefit Plans.

(a) Randolph has Previously Disclosed a true and complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans; all employment and severance contracts; all medical, dental, health, and life insurance plans; all vacation, sickness and other leave plans, all disability and death benefit plans; and all other employee benefit plans, contracts, or arrangements (collectively, “Plans”) maintained or contributed to by Randolph or Randolph Investment for the benefit of any of their respective current or former employees or directors or any of their beneficiaries . Each Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) has received or applied for a favorable determination letter from the IRS to the effect that they are so qualified, and neither Randolph nor Randolph Investment is aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter. All reports and returns with respect to the Plans (and any Plans previously maintained by Randolph or Randolph Investment) required to be filed with any governmental department, agency, service or other authority, including without limitation Internal Revenue Service Form 5500 (Annual Report), have been properly and timely filed.

(b) All Plans maintained by or otherwise covering employees or former employees of Randolph or Randolph Investment, to the extent subject to ERISA, currently are, and at all times have been, in compliance with all material provisions and requirements of ERISA. There is no pending or threatened litigation relating to any Plan or any employee benefit plan, contract or arrangement previously maintained by Randolph or Randolph Investment. Neither Randolph nor Randolph Investment has engaged in a transaction with respect to any Plan that could subject either of them to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) All retirement Plans maintained by either Randolph or Randolph Investment which are intended to be plans qualified under Section 401(a) of the Code (a “Retirement Plans”), are qualified under the provisions of Section 401(a) of the Code, the trusts under the Retirement Plans are exempt trusts under Section 501(a) of the Code, and determination letters have been issued or applied for with respect to each such qualification and exemption, including determination letters covering the current terms and provisions of the Retirement Plans. The Retirement Plans have been amended to comply with the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Uniformed Services Employment and Re-Employment Rights Act of 1994, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively, “GUST”). There are no issues relating to said qualification or exemption of the Retirement Plans currently pending before the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any court. The Retirement Plans and the administration thereof meet (and have met since the establishment of the Retirement Plans) in all material respects all of the applicable requirements of ERISA, the Code, and all other provisions, laws, rules and regulations applicable to the Retirement Plans and do not violate (and since the establishment of the Retirement Plans have not violated) in any material respect any of the applicable provisions of the Retirement Plans, ERISA, the Code, and such other laws, rules and regulations. Without limiting the generality of the foregoing, all reports and returns with respect to the Retirement Plans required to be filed with any governmental department, agency, service or other authority have been properly and timely filed. There are no issues or disputes with respect to the Retirement Plans or the administration thereof currently existing between Randolph or Randolph Investment, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of Randolph or Randolph Investment or beneficiary of any such employee, or any other person or entity. No “reportable event” within the meaning of Section 4043 of ERISA has occurred at any time with respect to the Retirement Plans.

(d) No liability under subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Randolph or Randolph Investment with respect to the Retirement Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by Randolph or Randolph Investment. Neither Randolph nor Randolph Investment presently contributes to a “Multiemployer Plan” and neither of them has contributed to such a plan since December 31, 2002. All contributions required to be made pursuant to the terms of each of the Plans (including without limitation the Retirement Plans and any other “pension plan” as defined in Section 3(2) of ERISA maintained by Randolph or Randolph Investment) have been timely made. Neither the Retirement Plans nor any other “pension plan” maintained by Randolph or Randolph Investment have an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Randolph nor Randolph Investment has provided, and neither of them is required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under the Retirement Plans and any other “pension plan” maintained by Randolph or Randolph Investment as of the last day of the most recent Plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of any such Plan since the last day of the most recent Plan year.

(e) Except as provided in the terms of the Retirement Plans themselves, there are no restrictions on the rights of Randolph or Randolph Investment to amend or terminate any Retirement Plan without incurring any liability thereunder. Neither the execution and delivery of this Agreement nor the consummation of the transactions described herein will, except as otherwise specifically provided in this Agreement, (i) result in any payment to any person (including without limitation any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any Plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any Plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

2.26 Insurance. Randolph has Previously Disclosed a listing of each blanket bond and liability insurance, property and casualty, workers’ compensation and employer liability, life, or other insurance policy in effect as of the date of this Agreement insuring Randolph or Randolph Investment (the “Policies”). The Policies provide coverage in such amounts and against such liabilities, casualties, losses or risks as Randolph or Randolph Investment are required by applicable law or regulation to maintain; and, in the reasonable opinion of management of Randolph, the insurance coverage provided under the Policies is reasonable and adequate in all respects for Randolph and Randolph Investment. Each of the Policies is in full force and effect and is valid and enforceable in accordance with its terms (subject to general principles of equity and applicable bankruptcy, insolvency, reorganization, moratorium or similar laws), and is underwritten by an insurer qualified to issue those policies in North Carolina; and Randolph and Randolph Investment each has complied in all material respects with requirements (including the giving of required notices) under each such Policy in order to preserve all rights thereunder with respect to all matters. Neither Randolph nor Randolph Investment is in default under the provisions of, has received notice of cancellation or nonrenewal of or any premium increase on, or has failed to pay any premium on, any Policy (where, in the case of failure to pay any premium, such failure gives rise to a current right of cancellation), and, to the Best Knowledge of Randolph, there has not been any material inaccuracy in any application for any Policy which would give the insurer a valid defense against paying a claim under that Policy. There are no pending claims with respect to any Policy, and, to the Best Knowledge of Randolph, there currently are no conditions, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

2.27 Insurance of Deposits. All deposits of Randolph are insured by the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from Randolph to the FDIC have been paid in full in a timely fashion, and to the Best Knowledge of Randolph, no proceedings have been commenced or are contemplated by the FDIC or otherwise to terminate such insurance.

2.28 Indemnification Obligations. Except to the extent provided by their respective Articles of Incorporation or Bylaws in effect on the date of this Agreement, or as otherwise required by the North Carolina Business Corporation Act, neither Randolph nor Randolph Investment have any obligation to indemnify or hold harmless any of their current or former directors, officers or employees, or any other person, against or from any costs or expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

2.29 Obstacles to Regulatory Approval. To the Best Knowledge of Randolph, there exists no fact or condition (including without limitation Randolph ‘s record of compliance with the Community Reinvestment Act) that may reasonably be expected to prevent or materially impede or delay BOC or Randolph from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; and if any such fact or condition becomes known to Randolph, Randolph shall promptly (and in any event within three days after obtaining such Knowledge) give notice of such fact or condition to BOC in the manner provided herein.

2.30 Disclosure. To the Best Knowledge of Randolph, no written statement, certificate, schedule, list or other written information prepared by or on behalf of Randolph and furnished to BOCC in connection with this Agreement and the transactions described herein, when considered as a whole, contains or has contained any untrue statement of a material fact or omits or has omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BOC and BOCC

Except as otherwise specifically described in this Agreement or as Previously Disclosed to Randolph, BOC and BOCC, as applicable, hereby make the following representations and warranties to Randolph.

The term “BOC Material Effect” shall mean a material adverse effect on BOCC or BOC considered as one enterprise, or on the financial conditions, results of operations, prospects, businesses, assets, loan portfolios, investments, properties or operations, or a material adverse effect on BOC’s or BOCC’s ability to consummate the transactions described herein, or the acceleration of any material obligation or indebtedness of BOCC or BOC, and the term “BOC Material Change” shall mean a material adverse change in or affecting the financial condition of

BOCC or BOC considered as one enterprise or their results of operations, prospects, businesses, assets, loan portfolios, investments, properties or operations; provided, however, that these terms shall not include any change or effect resulting directly or indirectly from: (a) the transactions contemplated by this Agreement or their announcement, (b) general economic, industry or financial conditions or events that affect the banking industry as a whole, (c) the impact of laws, rules, regulations and court decisions (other than court decisions related to litigation in which BOCC or BOC is a party, or (d) acts of war or terrorism.

3.01 Organization; Standing; Power. BOCC and BOC each (i) is duly organized and incorporated, validly existing and in good standing under the laws of North Carolina, (ii) has all requisite power and authority (corporate and other) to own its respective properties and conduct its respective business as it now is being conducted, and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it therein, or in which the transaction of its respective business, makes such qualification necessary, except where failure so to qualify would not have a BOC Material Effect.

3.02 Capital Stock. BOCC’s authorized capital stock consists of 15,000,000 shares of BOCC Stock, $5 par value, of which 3,832,092 shares are issued and outstanding. BOCC has issued and outstanding options to purchase 294,914 shares of BOCC Stock pursuant to employee and director stock option plans (the “BOCC Stock Options”). The outstanding shares of BOCC Stock and the BOCC Stock Options constitute BOCC’s only outstanding equity securities or options on equity securities. The shares of BOCC Common Stock into which shares of Randolph Common Stock are converted at the Effective Time pursuant to this Agreement will, at the time of issuance, be duly authorized, validly issued, fully paid, and nonassessable. All outstanding shares of BOC are owned by BOCC.

3.03 Authorization and Validity of Agreement. This Agreement has been duly and validly approved by BOC’s and BOCC’s Boards of Directors. Subject only to receipt of required approvals of Regulatory Authorities (as contemplated by Paragraph 6.02) and the approval of BOCC’s shareholders (as contemplated by Paragraph 5.01), (a) BOC and BOCC have the corporate power and authority to execute and deliver this Agreement and to perform their obligations and agreements and carry out the transactions described herein, (b) all corporate proceedings required to be taken to authorize BOC and BOCC to enter into this Agreement and to perform their obligations and agreements and carry out the transactions described herein have been duly and properly taken, and (c) this Agreement constitutes the valid and binding agreement of BOC and BOCC and is enforceable in accordance with its terms (except to the extent enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (ii) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, and (iii) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

3.04 Validity of Transactions; Absence of Required Consents or Waivers. Subject to receipt of required approvals of Regulatory Authorities (as contemplated by Paragraph 6.02), neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by BOC and BOCC with any of their obligations or agreements contained herein, will: (a) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, BOC’s or BOCC’s Articles of Incorporation or Bylaws, or, except where the same would not have a BOC Material Effect, any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which BOCC or BOC is bound or by which either of them, or their respective businesses, capital stock or any of their respective properties or assets may be affected; (b) result in the creation or imposition of any material lien, claim, interest, charge, restriction or encumbrance upon any of BOCC’s or BOC’s properties or assets, except where the same would not have a BOC Material Effect; (c) violate any applicable federal or state statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body, which violation will or may have a BOC Material Effect or a material adverse effect on BOC’s or BOCC’s abilities to consummate the transactions described herein; or (d) result in the acceleration of any material obligation or indebtedness of BOCC or BOC.

No consents, approvals or waivers are required to be obtained from any person or entity in connection with BOC’s and BOCC’s execution and delivery of this Agreement, or the performance of their obligations or agreements or the consummation of the transactions described herein, except for required approvals of Regulatory Authorities described in Paragraph 6.02 and the approval of BOCC’s shareholders described in Paragraph 5.01.

3.05 Convertible Securities, Options, Etc. With the exception of outstanding options to purchase shares of BOCC Stock granted pursuant to BOCC’s employee and director stock option plans, neither BOC nor BOCC has any outstanding (a) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of BOC Stock or BOCC Stock or any other securities of BOC or BOCC, (b) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of BOC Stock or BOCC Stock or any other securities of BOC or BOCC, or (c) plan, agreement or other arrangement pursuant to which shares of BOC Stock or BOCC Stock or any other securities of BOC or BOCC, or options, warrants, rights, calls or other commitments of any nature pertaining to any securities of BOC or BOCC, have been or may be issued.

3.06 BOCC Books and Records. BOCC’s and BOC’s respective books of account and business records have been maintained in all material respects in compliance with all applicable legal and accounting requirements, and such books and records are complete and reflect accurately in all material respects their respective items of income and expense and all of their respective assets, liabilities and stockholders’ equity. The minute books of BOCC and BOC are complete and accurately reflect in all material respects all corporate actions which their respective shareholders and boards of directors, and all committees thereof, have taken during the time periods covered by such minute books, and all such minute books have been or will be made available to Randolph and its representatives.

3.07 BOC Reports. To the “Best Knowledge” (as defined in Paragraph 10.14) of BOCC and BOC, since December 31, 2002, BOCC and BOC each has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it or they were required to file with (a) the Commissioner), (b) the FDIC, (c) the Federal Reserve Bank of Richmond (“FRB), (iv) the Securities and Exchange Commission (“SEC”), or (v) any other Regulatory Authorities. Each such report, registration and statement filed by BOCC or BOC with the Commissioner, the FDIC, the FRB, the SEC, or any other Regulatory Authorities are collectively referred to in this Agreement as the “BOC Reports.” To the Best Knowledge of BOC, the BOC Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the Regulatory Authorities with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither BOCC nor BOC has been notified that any such BOC Reports were deficient in any material respect as to form or content.

3.08 BOCC Financial Statements. BOCC has provided Randolph with a copy of its audited consolidated statements of financial condition as of December 31, 2006 and 2005, and its audited consolidated statements of income, stockholders’ equity and cash flows for the three years ended December 31, 2006, 2005 and 2004, together with notes thereto (collectively, the “BOCC Audited Financial Statements”). By April 30, 2007, BOCC promptly will prepare and deliver to Randolph its unaudited consolidated statements of financial condition as of March 31, 2007, and unaudited consolidated statements of income and cash flows for the three-months ended March 31, 2006 and 2005, together with notes thereto (collectively, the “Randolph Interim Financial Statements”). The BOCC Audited Financial Statements and the BOCC Interim Financial Statements (i) were or will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (ii) are or will be in accordance with BOCC’s books and records, and (iii) present fairly or will present fairly BOCC’s consolidated financial condition, assets and liabilities, results of operations, changes in stockholders’ equity and changes in cash flows as of the dates indicated and for the periods specified therein. The BOCC Audited Financial Statements have been audited by Dixon Hughes PLLC, which serves as BOCC’s independent registered public accounting firm.

3.09 BOCC Tax Returns and Other Tax Matters. (a) BOCC and BOC each has timely filed or caused to be filed all federal, state and local income tax returns and reports which are required by law to have been filed, and, to the Best Knowledge of BOCC, all such returns and reports were true, correct and complete in all material respects and contained all material information required to be contained therein; (b) all federal, state and local income taxes reflected in such returns, and all profits, franchise, sales, use, occupation, property, excise, withholding, employment and other taxes (including interest and penalties), charges and assessments, which have become due from or been assessed or levied against BOCC, BOC or their respective properties have been fully paid or, if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected on the BOCC Interim Financial Statements; (c) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of BOCC and BOC have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue in the last ten years, except for an audit in 2006 by the North Carolina Department of Revenue which has been fully resolved, and neither BOCC nor BOC has received any indication of the pendency of any audit or examination in connection with any such tax return or report and, to the Best Knowledge of BOCC, no such return or report is subject to adjustment; and (d) neither BOCC nor BOC has executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any such tax return or report, or the assessment or collection of any tax.

3.10 Absence of Material Adverse Changes or Certain Other Events. Since December 31, 2006, there has been no material adverse change in BOCC’s consolidated assets, liabilities or operations, and there currently exists no condition or circumstance in BOCC’s consolidated assets, liabilities or operations which, with the lapse of time or otherwise, may or could cause, create or result in a BOCC Material Change).

3.11 Absence of Undisclosed Liabilities. Neither BOCC nor BOC has any material liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including without limitation tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (a) those reflected in the BOCC Audited Financial Statements, (b) increases in deposit accounts in the ordinary course of BOC’s business since December 31, 2006, or (iii) unfunded commitments to make, issue or extend loans, lines of credit, letters of credit or other extensions of credit entered into in the ordinary course of BOC’s business and in accordance with its normal lending policies and practices.

3.12 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the Best Knowledge of BOC and BOCC, any facts or circumstances which reasonably could result in such), including without limitation any such action by any Regulatory Authority, which currently exist or are ongoing, pending or, to the Best Knowledge of BOC and BOCC, threatened, contemplated or probable of assertion, against BOCC or BOC or any of their respective properties, assets which, if determined adversely, could have a BOCC Material Effect.

(b) BOCC and BOC each has all licenses, permits, orders, authorizations or approvals (“Permits”) of all federal, state, local or foreign governmental or regulatory agencies that are material to or necessary for the conduct of its business or to own, lease and operate its properties, all such Permits are in full force and effect, no violations have occurred with respect to any such Permits, and no proceeding is pending or, to the Best Knowledge of BOC, threatened or probable of assertion, to suspend, cancel, revoke or limit any Permit, except where the same would not have a BOC Material Effect.

(c) Neither BOCC nor BOC is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any Regulatory Authority (including without limitation the Commissioner, the FDIC or the FRB) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or any other matter; there are no judgments, orders, stipulations, injunctions, decrees or awards against either BOCC or BOC which limit, restrict, regulate, enjoin or prohibit in any material respect any present or past business or practice of BOCC or BOC; and neither BOCC or BOC has been advised, nor has any reason to believe, that any Regulatory Authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, writ, injunction, directive, memorandum, judgment, stipulation, decree or award.

(d) To the Best Knowledge of BOC and BOCC, neither BOCC nor BOC is in violation or default in any material respect under, and each of them has complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions or decrees of any Regulatory Authority (including without limitation all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other federal and state laws and regulations applicable to extensions of credit by BOC), except where their failure to comply would not have a BOCC Material Effect . To the Best Knowledge of BOC and BOCC, there is no basis for any claim by any person or authority for compensation, reimbursement, damages or other penalties or relief for any violations described in this subparagraph (d).

3.13 Reserve for Loan Losses. BOCC’s and BOC’s reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and, to the Best Knowledge of BOC and BOCC, all applicable requirements, rules and policies of the Commissioner and the FDIC and, in the best judgment of management and the Board of Directors of BOC, is reasonable in view of the size and character of BOC’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in BOC’s loan portfolio and other real estate owned.

3.14 Insurance of Deposits. All deposits of BOC are insured by the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from BOC to the FDIC have been paid in full in a timely fashion, and to the Best Knowledge of BOC, no proceedings have been commenced or are contemplated by the FDIC or otherwise to terminate such insurance.

3.15 Obstacles to Regulatory Approval. To the Best Knowledge of BOC and BOCC, no fact or condition (including without limitation BOC’s record of compliance with the Community Reinvestment Act) exists that may reasonably be expected to prevent or materially impede or delay BOC or Randolph from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; and, if any such fact or condition becomes known to the executive officers of BOC or BOCC, BOC or BOCC promptly (and in any event within three days after obtaining such Knowledge) shall communicate such fact or condition to the Chairman, President and Chief Executive Officer of Randolph.

3.16 Disclosure. To the Best Knowledge of BOC and BOCC, no written statement, certificate, schedule, list or written information furnished by or on behalf of BOC to Randolph in connection with this Agreement, when considered as a whole, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

3.17 Employee Benefit Plans. There currently exists no condition or circumstance related to Plans maintained or contributed to by BOC or BOCC for the benefit of any of their respective current or former employees or directors or any of their beneficiaries which, with the lapse of time or otherwise, may or could cause, create or result in a BOCC Material Change or that would result in material disadvantage to “Continuing Employees” (as defined in Paragraph 5.04(a) in connection with their participation in employee benefit plans under Paragraph 5.04(b).

ARTICLE IV

COVENANTS OF RANDOLPH

4.01 Affirmative Covenants of Randolph. Randolph hereby covenants and agrees as follows with BOC and BOCC:

(a) Randolph Shareholders’ Meeting. Randolph agrees to cause a meeting of its shareholders (the “Randolph Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by Randolph’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to, the Randolph Shareholders’ Meeting (including the solicitation of appointments of proxies), Randolph will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

Randolph will solicit appointments of proxies from its shareholders for use at the Randolph Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

Randolph will mail the Proxy Statement to its shareholders on a date mutually agreed upon by Randolph and BOC, but in no event less than 50 days prior to the scheduled date of the Randolph Shareholders’ Meeting; provided, however, that no such materials shall be mailed to Randolph’s shareholders unless and until the Proxy Statement shall have been filed by Randolph with the FDIC, the review period applicable thereto shall have expired, and Randolph shall have satisfactorily responded to and complied with any comments of the FDIC thereon. Randolph’s Board of Directors will amend Randolph’s Bylaws to allow for at least 60 days notice of the Randolph Shareholders’ Meeting.

Except in the circumstances described in Paragraph 4.02(l), and provided that BOC and BOCC are then in compliance with their obligations under this Agreement, Randolph covenants that its directors, individually and collectively as Randolph’s Board of Directors, and its officers, will (i) recommend to and actively encourage Randolph’s shareholders to vote their shares of Randolph Stock at the Randolph Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger, and the Proxy Statement distributed to Randolph’s shareholders in connection with the Randolph Shareholders’ Meeting will so indicate and state that Randolph’s Board of Directors considers the Merger to be advisable and in the best interests of Randolph and its shareholders; and (ii) will refrain from making any statement or taking any action designed or intended to discourage Randolph’s shareholders from voting their shares of Randolph Stock at the Randolph Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger.

(b) Affiliates Agreements. With respect to shareholders of Randolph whose shares of BOCC Stock to be received in connection with the Merger are deemed by BOCC to be subject to the transfer restrictions under the Securities Act of 1933 (the “1933 Act”) described in Paragraph 6.10(a) below, Randolph will use its reasonable best efforts to cause each such person to execute and deliver to BOCC prior to the Effective Time a written agreement (an “Affiliates Agreement”) relating to those transfer restrictions. Each Affiliates Agreement shall be in form and content reasonably satisfactory to BOCC and substantially in the form attached as Exhibit A to this Agreement.

(c) Conduct of Business Prior to Effective Time. Although the parties recognize that the operation of Randolph and Randolph Investment until the Effective Time is the responsibility of their respective Boards of Directors and officers, Randolph agrees that, between the date of this Agreement and the Effective Time, and except as otherwise provided herein or expressly agreed to in writing by BOC’s Chief Executive Officer or Chief Financial Officer, Randolph will carry on its business, and will cause Randolph Investment to carry on its business, in and only in the regular and usual course in substantially the same manner as such business heretofore was conducted, and, to the extent consistent with such business and within its ability to do so, Randolph agrees to use its best efforts, and to cause Randolph Investment to use its best efforts, to:

(i) preserve intact its present business organization, in general to keep available its present officers and employees, and in general to preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with it as a whole;

(ii) maintain all of its properties and equipment in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis;

(iv) comply in all material respects with all laws, rules and regulations applicable to it, to its properties, assets or employees, and to the conduct of its business;

(v) not change its existing loan underwriting guidelines, policies or procedures in any material respect except as may be required by law;

(vi) continue to maintain in force the Policies described in Paragraph 2.26; and not cancel, terminate, fail to renew, or modify any Policy, or allow any Policy to be cancelled or terminated, unless the cancelled or terminated Policy is replaced with a bond or policy providing coverage, or unless the Policy as modified provides coverage, that is substantially equivalent to the Policy that is replaced or modified; and,

(vii) promptly provide to BOC such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties, employees or operations, as BOC reasonably shall request.

(d) Periodic Financial and Other Information. Following the date of this Agreement and from time to time as indicated below until the Effective Time, Randolph promptly will deliver the following information to BOC in writing:

(i) within ten business days following each calendar month-end, Randolph’s unaudited consolidated year-to-date income statement and an unaudited consolidated statement of condition, each as of that month-end;

(ii) within 15 days following each calendar quarter-end, Randolph’s interim unaudited consolidated financial statements for and as of the end of that quarterly period;

(iii) promptly following the filing thereof, a copy of each report, registration, statement or other filing (and any amendments thereto) made by Randolph or Randolph Investment with or to any Regulatory Authority;

(iv) within ten business days following each calendar month-end, a current listing of all classified or “watch list” loans, along with the outstanding balance and amount specifically allocated to the Loan Loss Reserves for each such classified or “watch list” loan;

(v) within 15 days following each calendar quarter-end, management’s analysis of Randolph’s Loan Loss Reserves;

(vi) with respect to Randolph’s loans or any commitment to make, issue or extend any loan, a copy of each month’s directors report, simultaneously with the distribution thereof to members of Randolph’s Board of Directors;

(vii) within ten business days following each calendar month-end, the following information with respect to Randolph’s loans or any commitments to make, issue or extend any loan, all as of that month-end:

(A) a listing of (1) each loan made by Randolph to a borrower, or commitment by Randolph to make, issue or extend any loan, and (2) each renewal, extension or modification by Randolph of the terms of, or commitment by Randolph to renew, extend or modify the terms of, any existing loan;

(B) a list of loans that are past due as to principal or interest for more than 30 days;

(C) a list of loans in nonaccrual status;

(D) a list of loans for which there has been no reduction in principal for a period of longer than one year;

(E) a list of all foreclosed real property or other real estate owned and all repossessed personal property;

(F) a list of all reworked or restructured loans still outstanding, including original terms, restructured terms and status; and

(G) a then current listing of all documentation or compliance exceptions relating to Randolph’s loans.

(e) Notice of Certain Changes or Events. Following the execution of this Agreement and up to the Effective Time, Randolph promptly will notify BOC in writing of and provide to it such further information as it shall request regarding (i) any Randolph Material Change, or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, may or could cause, create or result in any such Randolph Material Change, or of (ii) the actual or, to the Best Knowledge of Randolph, prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation or warranty of Randolph herein to be or become inaccurate, misleading or incomplete in any material respect, or which has resulted or may or could cause, create or result in the breach or violation in any material respect of any of Randolph’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.01 or 7.03.

(f) Accruals for Loan Loss Reserve, Expenses and Other Accounting Matters. Randolph will make such appropriate accounting entries in its books and records and take such other actions as BOC, in its sole discretion, deems to be required by GAAP, or which BOC otherwise deems to be necessary, appropriate or desirable in anticipation of the Merger, including without limitation additional provisions to Randolph’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and Merger-related expenses; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed by Randolph and BOC, Randolph shall not be required to make any such accounting entries until immediately prior to the Closing and unless all conditions to its obligation to consummate the Merger have been satisfied as described in Paragraph 7.02 below (except to the extent that any such conditions are waived by Randolph).

(g) Loan Charge-Offs. Randolph will make such appropriate accounting entries in its books and records and take such other actions as BOC deems to be necessary, appropriate or desirable to charge-off any loans on its books, or any portions thereof, that BOC, in its sole discretion, considers to be losses or that BOC otherwise believes, in good faith, are required to be charged off pursuant to applicable banking regulations, GAAP or otherwise, or that otherwise would be charged off by BOC after the Effective Time in accordance with its loan administration and charge-off policies and procedures; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed by Randolph and BOC, Randolph shall not be required to make any such accounting entries or take any such actions until immediately prior to the Closing and unless all conditions to its obligation to consummate the Merger have been satisfied as described in Paragraph 7.02 below (except to the extent that any such conditions are waived by Randolph).

(h) Correction of Credit Documentation and Compliance Deficiencies. If, during the course of its continuing review of Randolph’s credit files after the date of this Agreement, BOC notifies Randolph of situations or circumstances relating to specific loans or credit files that BOC has identified and that BOC, in its discretion, considers to be deficiencies in loan documentation or to constitute violations of applicable banking rules or regulations relating to loans, Randolph will in good faith review such situations and circumstances and, to the extent it concurs, will promptly take all such actions as are necessary or that BOC specifies in order to correct those deficiencies or violations, and each of those deficiencies or violations shall be corrected to BOC’s reasonable satisfaction prior to the Effective Time.

(i) Consents to Assignment of Contracts and Leases. With respect to each contract or other agreement, including without limitation each lease or rental agreement pertaining to real or personal property (including each of the Real Property Leases), to which Randolph or Randolph Investment is a party and which BOC reasonably believes requires the consent of any other contracting party in connection with an actual or deemed assignment or transfer of Randolph’s or Randolph Investment’s interest or obligation thereunder as a result of the Merger, Randolph will use its reasonable best efforts to obtain the written consent of that other party to the assignment to BOC of Randolph’s or Randolph Investment’s rights and obligations under the agreement and, in the case of the Real Property Leases and without regard to any requirement of the lessor’s consent, Randolph will use its reasonable best efforts to obtain from each lessor of the property thereunder a landlord’s estoppel certificate, each of which consents or certificates shall be in a form reasonably satisfactory to BOC.

(j) Access. Randolph agrees that, following the date of this Agreement and to and including the Effective Time, it will provide BOC and its employees, accountants, legal counsel, environmental consultants or other consultants or other representatives and agents access to all its and Randolph Investment’s books, records, files (including credit files and loan documentation and records) and other information (whether maintained electronically or otherwise), to all its properties and facilities, and to all its employees, accountants, legal counsel, environmental or other consultants, or other representatives or agents, as BOC shall, in its sole discretion, consider to be necessary or appropriate for the purpose of conducting ongoing reviews and investigations of the assets and business affairs of Randolph and Randolph Investment, preparing for consummation of the Merger and the consolidation of Randolph’s operations into those of BOC, determining the accuracy of Randolph’s representations and warranties in this Agreement or its compliance with its covenants in this Agreement, or for any other reason; provided, however, that any investigation or reviews conducted by or on behalf of BOC shall be performed in such a manner as will not interfere unreasonably with Randolph’s and Randolph Investment’s normal operations or with its relationship with its customers or employees, and shall be conducted in accordance with procedures established by the parties, each acting reasonably.

(k) Pricing of Deposits and Loans. Following the date of this Agreement, Randolph will make pricing decisions with respect to its deposit accounts and loans in a manner consistent with its past practices based on competition and prevailing market rates in its banking markets.

(l) Further Action; Instruments of Transfer. Randolph covenants and agrees with BOC that it (i) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transactions described herein at the earliest practicable date, (ii) shall perform all acts and execute and deliver to BOC all documents or instruments required of it herein, or as otherwise shall be reasonably necessary or useful to or requested by BOC, in consummating such transactions, and, (iii) will cooperate with BOC in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transactions.

4.02 Negative Covenants of Randolph. Randolph hereby covenants and agrees that, between the date hereof and the Effective Time, without the prior written consent and authorization of BOC’s Chief Executive Officer or Chief Financial Officer:

(a) Amendments to Articles of Incorporation or Bylaws. Neither Randolph nor Randolph Investment will amend its Articles of Incorporation or, except as provided in Paragraph 4.01(a), its Bylaws.

(b) Change in Capitalization. Neither Randolph nor Randolph Investment will make any change in its authorized capital stock, create any other or additional authorized capital stock or other securities, or reclassify, combine or split any shares of its capital stock or other securities.

(c) Sale or Issuance of Shares. Except in connection with the exercise of Randolph Stock Options, neither Randolph nor Randolph Investment will sell or issue any additional shares of capital stock or other securities, including any securities convertible into capital stock, or enter into any agreement or understanding with respect to any such action.

(d) Purchase or Redemption of Shares. Neither Randolph nor Randolph Investment will purchase, redeem, retire or otherwise acquire any shares of its capital stock.

(e) Options, Warrants and Rights. Neither Randolph nor Randolph Investment will grant or issue any options, warrants, calls, puts or other rights of any kind relating to the purchase, redemption or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(f) Dividends. Randolph will not declare or pay any dividends on its outstanding shares of capital stock or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders, other than regular quarterly cash dividends which Randolph shall be permitted to declare on Randolph Preferred Stock at an annual rate not to exceed 9.5% of the stated value per share, and the pro rata dividend provided for in Paragraph 6.13.

(g) Employment, Benefit or Retirement Agreements or Plans. Except as required by law, neither Randolph nor Randolph Investment will (i) enter into, become bound by, or amend any oral or written contract, agreement or commitment for the employment or compensation of any director, officer, employee or consultant which is not immediately terminable by it without cost or other liability on no more than 30 days’ notice; (ii) adopt, enter into, become bound by, or amend any new or additional profit-sharing, bonus, incentive, change in control or “golden parachute,” stock option, stock purchase, pension, retirement, insurance (hospitalization, life or other), paid leave (sick leave, vacation leave or other) or similar contract, agreement, commitment, understanding, plan or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees or consultants; or (iii) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group.

(h) Increase in Compensation; Bonuses. Neither Randolph nor Randolph Investment will increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its current or former directors, officers, employees or consultants. However, notwithstanding anything contained herein to the contrary, prior to the Effective Time Randolph and or Randolph Investment may review and make routine increases in the salaries of their employees; provided that the times and amounts of those increases are consistent with Randolph’s and or Randolph Investment’s past practices and their salary administration and review policies and procedures in effect on December 31, 2006.

(i) Accounting Practices. Neither Randolph nor Randolph Investment will make any changes in its accounting methods, practices or procedures or in depreciation or amortization policies, schedules or rates heretofore applied (except as required by GAAP or governmental regulations).

(j) Acquisitions; Additional Branch Offices. Except to the extent that the respective Chief Executive Officers of BOC and Randolph, following consultation, both agree, neither Randolph nor Randolph Investment will directly or indirectly (i) acquire (whether by merger or otherwise), or acquire any branch or all or any significant part of the assets of, any other person or entity, (ii) open any new branch office, or (iii) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction or the opening of a new branch office.

(k) Changes in Business Practices. Except as may be required by the Commissioner, the FDIC or any other Regulatory Authority, or as shall be required by applicable law, regulation or this Agreement, neither Randolph nor Randolph Investment will (i) change in any material respect the nature of its business or the manner in which it conducts its business, (ii) discontinue any material portion or line of its business, or (iii) change in any material respect its lending, investment, asset-liability management or other material banking or business policies.

(l) Exclusive Agreement.

(i) Neither Randolph, nor its directors, individually or acting as Randolph’s Board of Directors, nor its officers, will, directly, or indirectly through any person, (A) initiate, solicit, encourage the initiation of, or take any action, including by way of furnishing information, to facilitate the initiation of, any Acquisition Proposal (as defined below) or to generate inquiries with respect to the making of any Acquisition Proposal, (B) except as provided in Paragraph 4.02(l)(ii), continue or otherwise participate in any discussions or negotiations with, furnish any information relating to Randolph or afford access to the business, properties, assets, books or records of Randolph to any third party, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, or (C) except in accordance with Paragraph 8.02(b)(vi), approve, endorse or recommend or enter into any Acquisition Agreement.

(ii) Notwithstanding anything herein to the contrary, Randolph and its Board of Directors shall be permitted (A) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, provided that Randolph’s Board of Directors shall not withdraw or modify in a manner adverse to BOCC its approval recommendation (as set forth in Paragraph 4.01(a)) except as set forth in clause (C) below; (B) to respond to or continue any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) Randolph’s Board of Directors concludes in good faith, after consultation with outside counsel and its financial advisor, that failure to do so would breach its fiduciary duties to Randolph’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, Randolph’s Board of Directors receives from such person an executed confidentiality agreement, a copy of which executed confidentiality agreement shall have been provided to BOCC for informational purposes, and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, Randolph promptly notifies BOCC in writing of the name of such person and the material terms and conditions of any such Superior Proposal, and (C) to withdraw, modify, qualify in a manner adverse to BOCC, condition or refuse to make its approval recommendation (as set forth in Paragraph 4.01(a)) if Randolph’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Randolph’s shareholders under applicable law.

“Superior Proposal” means an unsolicited, bona fide, written offer made by a third party to consummate an “Acquisition Proposal” (as defined below) that Randolph’s Board of Directors determines, in good faith, after consulting with its outside legal counsel and its financial adviser and taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, would, if consummated, result in a transaction (D) that is materially more favorable from a financial point of view to the shareholders of Randolph than the transactions contemplated hereby; (E) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Randolph, and (F) is reasonably capable of being completed.

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (G) any merger, consolidation, share exchange, business combination, or other similar transaction involving Randolph, (H) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any branch office of Randolph or all or any significant part of Randolph’s or Randolph Investment’s assets to any other person or entity in a single transaction or series of related transactions; or (I) any tender offer or exchange offer for 10% or more of the outstanding shares of Randolph’s capital stock, or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith.

“Acquisition Agreement” means any letter of intent, agreement in principle, acquisition agreement or other similar agreement, in any case in writing, that relates to or provides for any transaction that is described in or contemplated by the term Acquisition Proposal.

(iii) Randolph will promptly, and in any event within 24 hours, notify BOCC in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making such proposal.

(m) Acquisition or Disposition of Assets. Neither Randolph nor Randolph Investment will:

(i) sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any real property in any amount, other than real property acquired by Randolph in connection with the foreclosure in the ordinary course of its business of a mortgage that secured one of its loans;

(ii) except as provided below, sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any equipment or any other fixed or capital asset (other than real property) having a book value or a fair market value, whichever is greater, of more than $5,000 in the case of any individual item or asset, or $15,000 in the aggregate for all such items or assets; provided, however, that this provision shall not prohibit Randolph from selling investment portfolio securities for liquidity purposes in the ordinary course of its business;

(iii) purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any real property in any amount, or real property that is the subject of a mortgage securing one of Randolph’s loans that is being foreclosed upon in the ordinary course of its business;

(iv) purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any equipment or any other fixed asset (other than real property) having a purchase price, or involving aggregate lease payments, in excess of $5,000 in the case of any individual item, or $15,000 in the aggregate for all such items or assets, or data processing-related equipment reasonably required in connection with Randolph’s data processing functions;

(v) enter into any purchase or other commitment or contract for supplies or services other than in the usual and ordinary course of their business consistent with past practices;

(vi) except in the ordinary course of their business consistent with their past practices, sell, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to sell, purchase or repurchase, any loan or other receivable or any participation in any loan or other receivable;

(vii) except in the ordinary course of their business consistent with their past practices with respect to investment securities, loans and similar assets, sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any trade name, trademark, copyright, service mark or intellectual property right or license); or

(viii) assign their rights to or otherwise give any other person their permission or consent to use or do business under the corporate name of Randolph or Randolph Investment or any name similar thereto; or release, transfer or waive any license or right granted to them by any other person to use any trademark, trade name, copyright, service mark or intellectual property right.

(n) Debt; Liabilities. With the exception of Randolph’s acceptance of deposits, entering into repurchase agreements, Fed funds purchases, borrowings from the Federal Home Loan Bank of no more than thirty days maturity, and direct investments in Randolph by the Federal Reserve Bank of Richmond pursuant to its Treasury Tax and Loan Investment Program, in any such case in the ordinary course of Randolph’s business consistent with its past practices, neither Randolph nor Randolph Investment will (i) enter into or become bound by any promissory note, loan agreement or other agreement or arrangement pertaining to its borrowing of money, (ii) assume, guarantee, endorse or otherwise become responsible or liable for any obligation of any other person or entity (except pursuant to standby letters of credit issued by Randolph in the ordinary course of its lending business), or (iii) except in the ordinary course of its business consistent with its past practices, incur any other liability or obligation (absolute or contingent).

(o) Liens; Encumbrances. With the exception of Randolph’s pledges of loans or portfolio securities to the Federal Home Loan Bank to secure borrowings permitted by Paragraph 4.02(n) above, and pledges of securities in the ordinary course of Randolph’s business and consistent with its past practices in connection with the securing of public funds deposits or repurchase agreements, neither Randolph nor Randolph Investment will mortgage, pledge or subject any of its assets to, or permit any of its assets to become or, except for those liens or encumbrances Previously Disclosed, remain subject to, any lien (which in the case of any involuntary lien is in an amount which exceeds $15,000 and remains outstanding or of record for more than 30 days) or any other encumbrance (other than in the ordinary course of business consistent with its past practices in connection with securing public funds deposits or repurchase agreements).

(p) Waiver of Rights. Neither Randolph nor Randolph Investment will waive, release, or compromise any rights in its favor against or with respect to any of its current or former officers, directors, shareholders, employees, consultants, or members of families of current or former officers, directors, shareholders, employees or consultants, nor will either of them waive, release or compromise any material rights against or with respect to any other person or entity except in the ordinary course of business and in good faith for fair value in money or money’s worth.

(q) Other Contracts. Neither Randolph nor Randolph Investment will enter into or become bound by any contracts, agreements, commitments or understandings (other than those permitted elsewhere in this Paragraph 4.02) (i) for or with respect to any charitable contributions in excess of $1,000 in the case of any one contribution or $5,000 in the aggregate; (ii) with any governmental or regulatory agency or authority except as required by law; (iii) which is entered into other than in the ordinary course of their business; or (iv) whether or not in the ordinary course of their business, which would obligate or commit them to make expenditures over any period of time of more than $5,000 in the case of any one contract, agreement, commitment or understanding, or more than $10,000 in the case of all contracts, agreements, commitments or understandings, other than contracts, agreements, commitments or understandings (including without limitation the renewal of existing data processing-related agreements) entered into in the ordinary course of Randolph’s banking operations or as otherwise permitted by this Agreement.

(r) Deposit Liabilities. Randolph will not make any material change in its current deposit policies and procedures or take any actions designed to materially increase or decrease the aggregate level of its deposits as of the date of this Agreement.

ARTICLE V

COVENANTS OF BOC AND BOCC

BOC and BOCC hereby covenants and agrees as follows with Randolph:

5.01 BOCC Shareholders’ Meeting. BOCC agrees to cause a meeting of its shareholders (the “BOCC Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by BOCC’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to, the BOCC Shareholders’ Meeting (including the solicitation of proxies), BOCC will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

BOCC will solicit appointments of proxies from its shareholders for use at the BOCC Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

BOCC will mail the Proxy Statement to its shareholders on a date mutually agreed upon by Randolph and BOC, but in no event less than 30 days prior to the scheduled date of the BOCC Shareholders’ Meeting; provided, however, that no such materials shall be mailed to BOCC’s shareholders unless and until the Proxy Statement shall have been filed by BOCC with the Securities and Exchange Commission (“SEC”), the review period applicable thereto shall have expired, and BOCC shall have satisfactorily responded to and complied with any comments of the SEC thereon.

Unless, due to a material change in circumstances after the date hereof, BOCC’s Board of Directors reasonably believes in good faith, based on the written opinion of its legal counsel, that such a recommendation would violate the directors’ duties or obligations as such to BOCC or to its shareholders, BOCC covenants that its Board of Directors will recommend to and actively encourage BOCC’s shareholders to vote their shares of BOCC Stock at the BOCC Shareholders Meeting in favor of ratification and approval of this Agreement and the Merger, and the Proxy Statement distributed to BOCC’s shareholders in connection with the BOCC Shareholders’ Meeting will so indicate and state that BOCC’s Board of Directors considers the Merger to be advisable and in the best interests of BOCC and its shareholders.

5.02 Registration Statement. As soon as practicable following the date of this Agreement, BOCC will prepare and file with the SEC under the 1933 Act a registration statement on Form S-4 or other appropriate form (the “BOCC Registration Statement”) which covers BOCC’s offer of BOCC Stock to Randolph’s shareholders in exchange for their shares of Randolph Common Stock as described in this Agreement. The “Prospectus” contained in the BOCC Registration Statement will be in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below. Following the filing of the BOCC Registration Statement, BOCC will respond to comments of the SEC with respect thereto, file any necessary amendments thereto, and take all such other actions as reasonably shall be necessary, to cause the BOCC Registration Statement to be declared effective by the SEC as soon as practicable; provided, however, that BOCC shall not be required to file any such amendment, or take any such other action, which it reasonably determines is significantly more burdensome, or significantly more expensive, in comparison to transactions similar to the Merger, or which would have a BOCC Material Effect.

5.03 “Blue Sky” Approvals. As soon as practicable following the date of this Agreement, BOCC will take all actions, if any, required by applicable state securities or “blue sky” laws (a) to cause the BOCC Stock to be, at the time of the issuance thereof, duly qualified or registered (unless exempt) under such laws, or to cause all conditions to any exemptions from qualification or registration thereof under such laws to have been satisfied, and (b) to obtain any and all other approvals or consents to the issuance of the BOCC Stock that are required under applicable state law.

5.04 Employees; Employee Benefits.

(a) Employment of Randolph Employees. Employees of Randolph or Randolph Investment who remain employed by Randolph or Randolph Investment at the Effective Time will be offered employment with BOC on an “at will” basis after the Effective Time. In the case of each such employee who elects to become an employee of BOC following the Effective Time on that basis (a “Continuing Employee”), and notwithstanding anything contained in this Agreement to the contrary, neither Randolph nor BOC shall have any obligation to employ or provide employment to any Continuing Employee for any particular term or length of time following the Effective Time, and the ongoing employment of each Continuing Employee shall be in such a position, at such location within BOC’s branch system, and for such rate of compensation, as shall be determined in the ordinary course of BOC’s business following the Effective Time. The employment of each Continuing Employee after the Effective Time will be on an “at-will” basis, and nothing in this Agreement shall be deemed to constitute an employment agreement between Randolph or BOC and any such person or to obligate Randolph or BOC to employ any such person for any specific period of time, in any specific position, or at any specific salary or rate of compensation, or to restrict BOC’s right to terminate the employment of any such person at any time following the Effective Time and for any reason satisfactory to it.

(b) Employee Benefits. Except as otherwise provided in this Agreement, and subject to the requirements of applicable law, following the Effective Time, each Randolph Employee shall be entitled to participate in employee benefit plans provided generally by BOC or BOCC to BOC employees. Each Continuing Employee will be given credit for his or her full years of service with Randolph or Randolph Investment prior to the Effective Time for purposes of (i) eligibility for participation and vesting (but in no event for benefit accrual purposes) in the case of BOC’s Section 401(k) savings plan, and (ii) for all purposes under BOC’s other benefit plans that may be offered to Continuing Employees from time to time. Continuing Employees’ participation in BOC’s health insurance plans will be without regard to any pre-existing condition exclusions under BOC’s health insurance plans provided that any such pre-existing condition would have been covered under Randolph’s health insurance plan that covered the Continuing Employee immediately prior to the Effective Time. Continuing Employees shall not be required to satisfy the deductible and employee payments required by BOC’s comprehensive medical and/or dental plans for the calendar year of the Effective Time to the extent of amounts previously credited during such calendar year under comparable plans maintained by Randolph.

5.05 Further Action; Instruments of Transfer. BOCC covenants and agrees with Randolph that it (a) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transactions described herein at the earliest possible date, (b) shall perform all acts and execute and deliver to Randolph all documents or instruments required of it herein, and (c) will cooperate with Randolph in every way in carrying out, and will pursue diligently the expeditious completion of, such transactions.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01 Preparation and Distribution of Proxy Statement/Prospectus. Randolph and BOCC jointly will prepare a “Proxy Statement/Prospectus” for distribution to their respective shareholders as Randolph’s “Proxy Statement” described in Paragraph 4.01(a) above and BOCC’s “Proxy Statement” described in Paragraph 5.01 above, and as BOCC’s Prospectus contained in the BOCC Registration Statement as described in Paragraph 5.02 above. The Proxy Statement/Prospectus will be prepared, in all material respects in such form, and will contain or be accompanied by such information regarding the Randolph Shareholders’ Meeting, the BOCC Shareholder’s Meeting, this Agreement, the parties hereto, the Merger and other transactions described herein, or otherwise, as is required by the 1933 Act and rules and regulations of the SEC thereunder to be included in BOCC’s Prospectus, and as is required by the 1934 Act and rules and regulations of the SEC thereunder (including without limitation Regulation 14A) to be included in Randolph’s Proxy Statement and BOCC’s Proxy Statement, or as otherwise shall be agreed upon by legal counsel for BOCC and Randolph.

Randolph and BOCC will mail the Proxy Statement/Prospectus to their respective shareholders on a date mutually agreed upon by Randolph and BOC, but in no event less than the earlier of 50 days prior to the scheduled date of the Randolph Shareholders’ Meeting or 20 days prior to the scheduled date of the BOCC Shareholders’ Meeting; provided, however, that no such materials shall be mailed to Randolph’s shareholders unless and until the SEC shall have declared the BOCC Registration Statement to be effective and approved and BOCC’s Proxy Statement, and the FDIC shall have approved Randolph’s Proxy Statement. The Proxy Statement/Prospectus mailed to Randolph’s and BOCC’s respective shareholders shall be in the form of the final Prospectus contained in the BOCC Registration Statement as it is declared effective by the SEC.

6.02 Regulatory Approvals. Randolph and BOC each agrees with the other that, as soon as practicable following the date of this Agreement, it will prepare and file, or cause to be prepared and filed, all applications required to be filed by it or by BOCC under applicable law and regulations for approvals by Regulatory Authorities of the Merger or other transactions described in this Agreement, including without limitation any required applications for the approval of the Commissioner and the FDIC. Randolph and BOC each agrees (a) to use its reasonable best efforts in good faith to obtain all necessary approvals of Regulatory Authorities required for consummation of the Merger and other transactions described herein, and (b) before the filing of any such application required to be filed, to give each other party an opportunity to review and comment on the form and content of such application. Should the appearance of any of the officers, directors, employees or counsel of Randolph or BOC be requested by each other or by any Regulatory Authority at any hearing in connection with any such application, it will use its best efforts to arrange for such appearance.

6.03 Information for Proxy Statement/Prospectus and Applications for Regulatory Approvals. Randolph covenants with BOC, and BOC and BOCC covenant with Randolph, that (a) each will cooperate with the other in the preparation of the Proxy Statement/Prospectus and applications for required approvals of Regulatory Authorities, and will promptly respond to requests by the other and its legal counsel for information, and will provide all information, documents, financial statements or other material, that is required for, or that may be reasonably requested by any other party for inclusion in, any such document; (b) none of the information provided by it for inclusion in any of such documents will contain any untrue statement of a material fact, or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, at and as of the time (i) BOCC’s Registration Statement is filed with and/or declared effective by the SEC and its Proxy Statement is approved by the SEC, (ii) Randolph’s Proxy Statement is filed with and/or approved by the FDIC, (iii) the Proxy Statement/Prospectus is mailed to Randolph’s and BOCC’s shareholders, or (iv) the applications for required approvals of Regulatory Authorities are filed and/or such approvals are granted.

6.04 Announcements; Confidential Information.

(a) Randolph and BOC each agrees that no persons other than the parties to this Agreement are authorized to make any public announcements or statements about this Agreement or any of the transactions described herein, and that, without the prior review and consent of the other parties (which consent shall not unreasonably be denied or delayed), it will not make any public announcement, statement or disclosure as to the terms and conditions of this Agreement or the transactions described herein, except for such disclosures as may be required incidental to obtaining the required approval of any Regulatory Authority to the consummation of the transactions described herein.

(b) For purposes of this Paragraph 6.04, “Confidential Information” refers to any information (including business and financial information) that a party to whom the information pertains (an “Informing Party”) provides or makes available, in connection with this Agreement, to a party for whose benefit the information is provided, or to that party’s affiliates, directors, officers, employees, attorneys, advisors, consultants, representatives and agents (a “Receiving Party”), or which a Receiving Party may otherwise obtain from any examination of an Informing Party’s documents, books, records, files or other written materials or from any discussions with any of the Informing Party’s directors, officers, employees, attorneys, advisors, consultants, representatives and agents, and shall be deemed to include, without limitation, (i) all such documents, books, records, files or other written materials themselves and all information contained therein (whether maintained in writing, electronically, on microfiche or otherwise), (ii) all corporate minutes, financial projections and budgets, historical and projected sales reports, acquisition or other expansion analyses or plans, pro forma financial data, capital spending budgets and plans, market studies and business plans, (iii) all information relative to financial results and condition, operations, policies and procedures, computer systems and software, shareholders, employees, officers, and directors, and (iv) all information relative to customers and former or prospective customers.

(c) Prior to the Effective Time, all Confidential Information of an Informing Party is proprietary to the Informing Party and constitutes either trade secrets or confidential information of the Informing Party. Without the Informing Party’s express written consent, the Receiving Party shall not remove any Confidential Information of the Informing Party in written or other recorded form from the Informing Party’s premises.

(d) Prior to the Effective Time, all Confidential Information of an Informing Party is to be held in strict confidence by a Receiving Party and, except as otherwise provided herein, may not be disclosed by a Receiving Party to any person or entity not a party to this Confidentiality Agreement, unless the Receiving Party:

(i) can demonstrate that the same information as the Confidential Information to be disclosed already was in its possession prior to such Confidential Information being obtained;

(ii) can demonstrate that the same information as the Confidential Information to be disclosed is already publicly available or, at that time, has become publicly available through no fault of, or violation of this Paragraph 6.04 by, the Receiving Party or any other person that the Receiving Party knows, or has reason to know, is obligated to protect such Confidential Information; or

(iii) demonstrates that the same information as the Confidential Information to be disclosed was developed independently by or for the Receiving Party, without the use of the Confidential Information disclosed to or obtained by the Receiving Party.

(e) Prior to the Effective Time, the Receiving Party (i) may disclose Confidential Information of the Informing Party to the Receiving Party’s affiliates, directors, officers, employees, agents, attorneys, advisors and consultants who are directly involved in discussions of a potential transaction, only on a need to know basis and only if such persons or entities agree for the benefit of the other party to be bound by the restrictions and obligations of this Paragraph 6.04; and (ii) will enforce its obligations under this Paragraph 6.04 against all persons to whom it discloses Confidential Information and shall be responsible and liable to the Informing Party for any disclosure of Confidential Information by such persons or entities in violation of such restrictions and obligations.

(f) Upon termination of this Agreement the Receiving Party will deliver or cause to be delivered to the Informing Party all written Confidential Information of the Informing Party in the possession of the Receiving Party, or provide an officer’s affidavit as to the destruction of all copies of such Confidential Information.

(g) Prior to the Effective Time, the Receiving Party shall not use any Confidential Information of the Informing Party in an unlawful manner, to interfere with or attempt to terminate or otherwise adversely affect any actual or proposed contractual or business relationship of the Informing Party, or for any other purposes other than in conjunction with the transactions described herein. Without limiting the generality of the foregoing, in no event shall the Receiving Party use any Confidential Information of the Informing Party, directly or indirectly, for the purpose of competing against the Informing Party.

(h) Notwithstanding anything contained in this Paragraph 6.04 to the contrary, neither Randolph nor BOC or BOCC shall be required to obtain the prior consent of the other party for any such disclosure which it, in good faith and upon the advice of its legal counsel, believes is required by law; provided, however, that before any such disclosure may be made by a Receiving Party upon the advice of its legal counsel, it shall, except where such notice is prohibited by law, give the Informing Party reasonable notice of its intent to make such disclosure, the form of content of that disclosure, and the basis upon which its legal counsel has advised it that such disclosure is required by law, so that the Informing Party may seek a protective order or other similar or appropriate relief, and the Receiving Party also shall undertake in good faith to have the Confidential Information to be disclosed treated confidentially by the party to whom the disclosure is made.

6.05 Real Property Matters.

(a) At its option and expense, following the date of this Agreement, BOC may cause to be conducted (i) a title examination, physical survey, zoning compliance review, and structural inspection of any or all of the Real Property and improvements thereon (collectively, the “Property Examination”), and (ii) site inspections, environmental assessments, historic reviews, and regulatory analyses of any or all of the Real Property, together with such other studies, testing and intrusive sampling and analyses as BOC shall deem necessary or desirable (collectively, the “Environmental Survey”). If, in the course of the Property Examination or Environmental Survey, BOC identifies one or more “Material Defects” (as defined below), BOC will give prompt written notice thereof to Randolph describing the facts or conditions constituting each such Material Defect.

(b) For purposes of this Agreement, a “Material Defect” shall include:

(i) the existence of any lien (other than the lien of real property taxes not yet due and payable), encumbrance, title imperfection or title irregularity relating to any of the Randolph Real Property;

(ii) the existence of any zoning restriction, easement, covenant or other restriction, or the existence of any facts or conditions that constitute a breach of representations and warranties contained in Paragraph 2.16 or 2.21, relating or with respect to any of the Randolph Real Property, in either such case that BOC reasonably believes will materially adversely affect its use of that Real Property for the purpose for which and in the manner in which it currently is used or the value or marketability of that Real Property;

(iii) the existence of any structural defects or conditions of disrepair in the improvements on any parcel of the Real Property (including any equipment, fixtures or other components related thereto); or

(iv) the existence of facts or circumstances relating to any of the Real Property, reflecting that (A) there likely has been a discharge, disposal, release, threatened release, or emission by any person of any Hazardous Substance on, from, under, at, or relating to that Real Property, or (B) any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to that Real Property (including, without limitation, any removal or disposal of materials from the Real Property) which constitutes or would constitute a violation of any Environmental Laws or any contract or other agreement between Randolph or Randolph Investment and any other person or entity, as to which, in either such case, BOC reasonably believes, based on the advice of legal counsel or other consultants, that Randolph or Randolph Investment could incur costs or become responsible or liable, or that BOC could incur costs or become responsible or liable, whether before or after the Effective Time, for assessment, removal, remediation, monetary damages (including without limitation any liability to other persons for property damage or personal injury), or civil, criminal or administrative penalties or other corrective action.

(c) Notwithstanding anything contained in this Agreement to the contrary, no condition or circumstance described in Paragraph 6.04(b) shall be deemed to be a Material Defect if, following receipt of the notice thereof from BOC, Randolph shall cure or correct the condition or circumstances giving rise to that Material Defect in a manner and to an extent reasonably satisfactory to BOC.

(d) In the event that:

(i) BOC reasonably believes that (A) the total of the costs and expenses that it could incur in fully correcting all Material Defects identified by it that are described in Paragraphs 6.05(b)(i) and/or (iii) above, plus (B) the total of the costs and expenses that BOC could incur in fully correcting all Material Defects identified by it that are described in Paragraph 6.05(b)(iv) and/or all other amounts for which Randolph or Randolph Investment could become responsible or liable, or for which BOC could become responsible or liable, whether before or after the Effective Time, related to all those Material Defects as described in Paragraph 6.05(b)(iv), plus (C) the total of the costs and expenses incurred, or which would be incurred prior to Closing, by Randolph or Randolph Investment in correcting Material Defects as provided in Paragraph 6.04(c) above, exceed an aggregate of $500,000, or

(ii) BOC identifies one or more Material Defects described in Paragraph 6.05(b)(ii) above, then BOCC shall have the right and option, exercisable upon written notice to Randolph or Randolph Investment, to terminate this Agreement.

(e) It is contemplated that BOCC will conduct the Property Examination and the Environmental Survey following the date of this Agreement and prior to the Effective Time. It is the intent of this Agreement, and Randolph understands and agrees, that, upon completion of the Property Examination and Environmental Survey, if any of the facts, conditions, circumstances or other matters revealed by the Property Examination or Environmental Survey reveal a Material Defect, then BOCC may exercise its rights under this

Paragraph 6.05, without regard to any actual knowledge on or prior to the date of this Agreement on the part of BOCC or its officers or advisers of that Material Defect or the facts, conditions, circumstances or other matters pertaining thereto and without regard to any disclosure by Randolph to BOCC, or to any of its officers or advisers, prior to the date of this Agreement, whether pursuant to Paragraph 10.13 or otherwise.

6.06 Plans for and Agreements with Directors and Employees.

(a) Section 401(k) Plan. Randolph’s Section 401(k) plan will be terminated, effective immediately prior to the Effective Time. Each participant Randolph’s plan at the time it is terminated may elect, upon completion of the termination and the final liquidation of the plan, (a) to receive a distribution of the assets credited to his or her plan account at that time, (b) to have those assets credited as a direct “roll-over” to the participant’s individual retirement plan account, or, (c) if the participant has or will become a participant in BOC’s Section 401(k) plan, to have those assets credited as a “roll-over” to the participant’s plan account under BOC’s plan.

Randolph agrees that it will take or cause to be taken such actions as BOC shall reasonably consider to be necessary or desirable in connection with or to effect or facilitate such plan termination. BOC agrees that, as successor to Randolph, it will assume, as of the Effective Time, any and all administrative and fiduciary duties of Randolph with respect to completion of the termination and liquidation of Randolph’s plan, including, without limitation, duties relating to filings with the Internal Revenue Service relating to the plan.

(b) Director Retirement Arrangements. Randolph will enter into modifications of all contracts and plans with directors for retirement benefits so that all future obligations to all present and former directors of Randolph for retirement benefits are released in exchange for consideration not exceeding, in the aggregate, $250,000. Randolph will pay the consideration for these releases immediately prior to the Effective Time. This Paragraph 6.06(b) does not apply to Randolph’s accrued obligations to pay directors fees previously deferred by certain Randolph directors.

(c) Employee Agreements. At the Effective Time, BOC shall, by virtue of the Merger, assume and become responsible for Randolph’s obligations, and succeed to Randolph’s rights, under the following plans and agreements (collectively, the “Employee Agreements”) with Randolph employees: (i) those certain Change of Control Agreements with each of K. Reid Pollard, C. Michael Whitehead, Jr., Renagale McLeod, Sherrie C. Parks, and Alice B. Cook; (ii) that certain “Executive Income Deferred Compensation Including Payment of Disability Income Premiums” with K. Reid Pollard, (iii) that certain “Executive Income Split Dollar Agreement” with K. Reid Pollard, (iv) that certain “Supplemental Income Plan Agreement” with K. Reid Pollard, (v) that certain “Executive Indexed Salary Continuation Plan Agreement” with K. Reid Pollard, (vi) that certain “Endorsement Method Split Dollar Plan Agreement” with K. Reid Pollard, (vii) that certain “Split Dollar Insurance Agreement” with C. Michael Whitehead, Jr., and (viii) those certain “Retention and Non-Compete Agreements with Candy Allen, John Bellingham, Linda Harris, Marc Keeter, Dawn Morton, Michael Rice, Sara Robbins, Susan Ryals, Jane Scott, Mac Sherrill, Marty Stadler, Timothy Stark, Barbara

Strickland, Catherine Thurlow, Laura Ward, and Cynthia Winters. Following the date of this Agreement and prior to the Effective Time, Randolph will maintain each of the Employee Agreements in effect and will not make or agree to any amendments to or modifications of any of the Employee Plans except with the written consent of BOC.

6.07 Directors’ and Officers’ Liability Insurance. Randolph and BOC agree that, to the extent the same can be purchased at a reasonable cost (to be determined in BOC’s reasonable discretion), then immediately prior to the Effective Time Randolph shall purchase “tail” coverage, effective at the Effective Time and for the maximum term available, under and in the same amount of coverage as is provided by its then current directors’ and officers’ liability insurance policy. Notwithstanding the purchase of such insurance, BOC acknowledges that, by virtue of the Merger, it shall become responsible for Randolph’s obligations under applicable North Carolina law to indemnify its current and former directors and officers for liabilities arising out of their status as directors and officers prior to the Effective Time.

6.08 Tax Opinion. Randolph and BOC each agrees to use its best efforts to cause the Merger, and the conversion of outstanding shares of Randolph Common Stock into shares of BOCC Stock, on the terms contained in this Agreement, to be treated as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code and to obtain the written opinion of a firm of independent certified public accountants, or a law firm, which shall in either case be mutually satisfactory to them (the “Tax Opinion”), addressed jointly to the Boards of Directors of Randolph and of BOC and BOCC, to the foregoing effect.

6.09 Final Tax Return. Randolph and BOC each agrees that BOC will make all necessary arrangements for to prepare, and BOCC will cause to be filed, Randolph’s final federal and state income tax returns for the year in which the Effective Time occurs.

6.10 Restrictions on BOCC Stock Issued to Certain Persons.

(a) Affiliates of Randolph. The transfer restrictions provided for in Subsection (d) of the SEC’s Rule 145 will apply to shares of BOCC Stock issued in connection with the Merger to persons who are deemed by BOCC to be “underwriters” pursuant to Subsection (c) of that Rule, including without limitation all persons who are “affiliates” of Randolph (as that term is defined in the SEC’s Rule 144(a)) on the date of the Randolph Shareholders’ Meeting and to those persons’ related parties. Certificates evidencing the shares of BOCC Stock issued to those persons and their related parties will bear a restrictive legend relating to those restrictions substantially in the form set forth in the form of Affiliates Agreement attached as Exhibit A hereto.

(b) Affiliates of BOCC. Shares of BOCC Stock issued in connection with the Merger to persons who are “affiliates” of BOCC (as that term is defined in the SEC’s Rule 144(a)) following the Merger, and to those persons’ related parties, may only be resold or otherwise transferred pursuant to the procedures described in Rule 144, an effective registration statement filed with and declared effective by the SEC, or another exemption from registration under the 1933 Act. Certificates evidencing the shares of BOCC Stock issued to those persons and their related parties may, at BOCC’s option, bear a restrictive legend relating to those restrictions.

6.11 Expenses. Subject to the provisions of Paragraph 8.03 below, and whether or not this Agreement shall be terminated or the Merger shall be consummated, Randolph and BOC each agrees to pay its own legal, accounting and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement, or otherwise in connection with this Agreement and the transactions described herein (including without limitation all accounting fees, legal fees, consulting or advisory fees, filing fees, printing and mailing costs, and travel expenses). For purposes of this Agreement, expenses associated with the printing and mailing of the Proxy Statement/Prospectus and amounts payable with respect to the Tax Opinion will be deemed to have been incurred by Randolph and BOC in proportion to their respective numbers of shareholders. All amounts owed by Randolph to Sterne, Agee, & Leach, Inc., including its consulting fees and fees for rendering the “Randolph Fairness Opinion” described in Paragraph 7.01(e)(i), will be deemed to have been incurred solely by Randolph. All amounts owed by BOCC to McKinnon & Company, including its consulting fees and fees for rendering the “BOCC Fairness Opinion” described in Paragraph 7.01(e)(ii), will be deemed to have been incurred solely by BOCC.

6.12 Directors.

(a) So long as they remain directors of Randolph at the Effective Time, then: (i) within ten business days following the Effective Time, BOCC and BOC will appoint four directors of Randolph to serve as directors, respectively, of BOCC and BOC for terms of office extending to the next regular elections of directors by BOCC’s shareholders and BOC’s sole shareholder, and (ii) the remaining members of Randolph’s Board of Directors will be appointed to a Randolph County Advisory Board and will serve on that advisory board at the pleasure of BOC, provided that each advisory board member able to serve, regardless of whether BOC chooses for them to serve, will receive a minimum of 24 installments of monthly fees of at least $700 per month, which may be paid in such installments as BOCC determines. Following the initial appointments of the four Randolph directors as directors of BOCC and BOC, the continued service of those persons as directors of BOCC and BOC will be subject to BOCC’s and BOC’s then-current nomination and election processes.

6.13 Preferred Stock Dividends. Immediately before the Effective Time, Randolph will pay the holders of Randolph Preferred Stock the amount of all unpaid quarterly dividends on the Randolph Preferred Stock beginning January 1, 2007, prorated on a daily basis for partial quarters through the anticipated Effective Date.

6.14 Randolph Options. Following the date of this Agreement, and not less than 30 days before the Effective Time, Randolph shall enter into a written agreement (an “Option Release”) in form reasonably satisfactory to BOCC with each holder of a then outstanding and unexpired Randolph Stock Option and providing that, immediately prior to the Effective Time, (a) each then outstanding Randolph Stock Option held by that holder shall terminate automatically and be cancelled, (b) with respect to each such Randolph Stock Option,

Randolph will pay to that holder, in cash, an amount (if any) equal to (i) the product of the Exchange Ratio and the number of shares of Randolph Common Stock covered by the Randolph Stock Option, multiplied by the closing price of BOCC Stock as quoted on the Nasdaq Capital Market immediately before the Effective Time, as reasonably determined by BOC, which determination shall be conclusive absent manifest error, minus (ii) the exercise price of that Randolph Stock Option as provided in the written agreement evidencing it, multiplied by the number of shares of Randolph Common Stock covered by the Randolph Stock Option, rounded to the nearest whole cent, (c) the holder understands and agrees that no assurances or representations are being made to him or her by Randolph or BOCC with respect to the tax treatment of any such payment, and the holder will be and remain responsible for the timely payment of all federal and state income taxes and his or her portion of any FICA and FUTA taxes applicable to the above payment, (d) Randolph and its successors in interest may withhold from such payment any and all such taxes that it reasonably believes it is required to withhold, and (e) the holder fully and completely releases Randolph and its successors in interest from any further obligation with respect to his or her Randolph Stock Options and from any liability for the tax consequences of such payment.

No such payment shall be made to any holder of an Randolph Stock Option unless and until the holder executes and delivers an Option Release to Randolph. Payments made by Randolph pursuant to executed Option Releases as described in this Paragraph 6.14 shall not be deemed to breach any covenant of Randolph hereunder or to result in a breach of any representation or warranty of Randolph herein, provided, that such payments shall not be made with respect to an aggregate number of Randolph Stock Options that exceeds the number of such options Previously Disclosed. As a result of the Merger, BOCC will become responsible for Randolph’s payment obligations, and shall become entitled to all rights of Randolph, under each Option Release, from and after the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT TO MERGER

7.01 Conditions to all Parties’ Obligations. Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Approval by Regulatory Authorities; Disadvantageous Conditions. (i) The Merger and other transactions described in this Agreement shall have been approved, to the extent required by law, by the Commissioner and the FDIC, and by all other Regulatory Authorities having jurisdiction over such transactions; (ii) no Regulatory Authority shall have objected to or withdrawn its approval of such transactions or imposed any condition on such transactions or its approval thereof, which condition is reasonably deemed by BOC to so adversely impact the economic or business benefits of this Agreement to BOCC and BOC as to substantially reduce the financial value of the Merger to BOCC and BOC considered as one entity and render it inadvisable for it to consummate the Merger; (iii) the 15-day or 30-day waiting period, as applicable, required following necessary approvals by the FDIC for review of the transactions described herein by the United States Department of Justice shall have expired, and, in connection with any such review, no objection to the Merger shall have been raised; and (iv) all other consents, approvals and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured.

(b) Adverse Proceedings, Injunction, Etc. There shall not be any (i) order, decree or injunction of any court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the other transactions described in this Agreement or either of the parties hereto from consummating any such transaction, (ii) pending or threatened investigation of the Merger or any of such other transactions by the United States Department of Justice, or any actual or threatened litigation under federal antitrust laws relating to the Merger or any other such transaction, (iii) suit, action or proceeding by any person (including any Regulatory Authority), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit Randolph or BOC from consummating the Merger or carrying out any of the terms or provisions of this Agreement, or (iv) other suit, claim, action or proceeding pending or threatened against Randolph or BOC or any of their respective officers or directors or affiliates which shall reasonably be considered by Randolph or BOC to be materially burdensome in relation to the proposed Merger, or which Randolph or BOC reasonably believes would have a Randolph Material Effect or a BOC Material Effect, and which has not been dismissed, terminated or resolved to the satisfaction of all parties hereto within 90 days of the institution or threat thereof.

(c) Approval by Boards of Directors and Shareholders. The Boards of Directors of Randolph and of BOC and BOCC shall have duly approved, adopted and ratified this Agreement by appropriate resolutions, and the shareholders of Randolph and BOCC shall have duly approved, ratified and adopted this Agreement at the Randolph Shareholders’ Meeting and the BOCC Shareholders’ Meeting, all to the extent required by and in accordance with the provisions of this Agreement, applicable law, and applicable provisions of BOCC’s and Randolph’s respective Articles of Incorporation and Bylaws.

(e) Fairness Opinions.

(i) Randolph shall have received from its financial advisor, Sterne, Agee & Leach, Inc., a written opinion, in a form satisfactory to it (the “Randolph Fairness Opinion”), to the effect that the consideration to be received by Randolph’s shareholders in the Merger is fair, from a financial point of view, to Randolph and its shareholders; and Sterne, Agee & Leach, Inc. shall have delivered a letter to Randolph, dated as of a date within five business days preceding the Closing Date, to the effect that it remains its opinion that the terms of the Merger are fair, from a financial point of view, to Randolph and its shareholders.

(ii) BOCC shall have received from its financial advisor, McKinnon & Company, a written opinion, in a form satisfactory to it (the “BOCC Fairness Opinion”), to the effect that the terms of the Merger are fair, from a financial point of view, to BOCC and its shareholders; and McKinnon & Company shall have delivered a letter to BOCC, dated as of a date within five business days preceding the Closing Date, to the effect that it remains its opinion that the terms of the Merger are fair, from a financial point of view, to BOCC and its shareholders.

(f) Tax Opinion. Randolph and BOCC shall have received the Tax Opinion in form satisfactory to each of them.

(g) Articles of Merger; Other Actions. The Articles of Merger described in Paragraph 1.07 shall have been duly executed by BOC and filed with the North Carolina Secretary of State as provided in that Paragraph.

7.02 Additional Conditions to Randolph’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, Randolph’s separate obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or before the Closing Date:

(a) Material Adverse Change. There shall not have occurred any BOC Material Change, and there shall not have occurred any event or development, and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such BOC Material Change.

(b) Compliance with Laws. BOC and BOCC shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described in this Agreement where the violation of or failure to comply with any such law or regulation could or may have a BOC Material Effect.

(c) BOC’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by Randolph as provided in Paragraph 10.02, each of the representations and warranties of BOC contained in this Agreement shall have been true and correct in all material respects as of the date hereof, and they shall remain true and correct on and as of the Closing Date with the same force and effect as though made on and as of such date, except (i) for changes which, in the aggregate, do not constitute a BOC Material Change, will not have a BOC Material Effect, and (ii) as otherwise contemplated by this Agreement; and BOC shall have performed in all material respects all of its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date.

Randolph shall have received a certificate dated as of the Closing Date and executed by BOC and its Chief Executive Officer and Chief Financial Officer to the effect that the conditions of this subparagraph have been met and as to such other matters as may be reasonably requested by Randolph.

(d) Legal Opinion of BOC’s Counsel. Randolph shall have received the written legal opinion of Ward and Smith, P.A., counsel for BOC, dated as of the Closing Date, covering matters normally covered in such opinions and such other matters as Randolph shall reasonably request and otherwise in form and substance reasonably satisfactory to Randolph.

(e) Other Documents and Information. BOC shall have provided to Randolph correct and complete copies (certified by its Secretary) of resolutions of its Board of Directors and shareholders pertaining to approval of this Agreement and the Merger and other transactions contemplated herein, together with a certificate of the incumbency of BOC’s officers who executed this Agreement or any other documents delivered to Randolph in connection with the Closing.

(f) Acceptance by Randolph’s Counsel. The form and substance of all legal matters described in this Agreement or related to the transactions contemplated herein shall be reasonably acceptable to Randolph’s legal counsel.

(g) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by BOC.

7.03 Additional Conditions to BOC’s and BOCC’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, BOC’s and BOCC’s separate obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or before the Closing Date:

(a) Material Adverse Change. There shall not have occurred any Randolph Material Change, and there shall not have occurred any event or development, and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such Randolph Material Change.

(b) Compliance with Laws. Randolph shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described in this Agreement and where the violation of or failure to comply with any such law or regulation could or may have a Randolph Material Effect, or a BOC Material Effect after the Effective Time.

(c) Randolph’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by BOC as provided in Paragraph 10.02, each of the representations and warranties of Randolph contained in this Agreement shall have been true and correct in all material respects as of the date hereof, and they shall remain true and correct at and as of the Closing Date with the same force and effect as though made on and as of such date, except (i) for changes which, in the aggregate, do not constitute a Randolph Material Change, will not have a Randolph Material Effect, and (ii) as otherwise contemplated by this Agreement; and Randolph shall have performed in all material respects all its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date.

BOC shall have received a certificate dated as of the Closing Date and executed by Randolph and its President and Chief Executive Officer and its principal financial officer to the effect that the conditions of this subparagraph have been met and as to such other matters as may be reasonably requested by BOC.

(d) Affiliates Agreements. Randolph shall have delivered to BOCC an Affiliates Agreement described in Paragraph 4.01(b), in form and content reasonably satisfactory to BOCC and substantially in the form attached as Exhibit C to this Agreement, and signed by each person who is deemed by BOCC or its counsel to be subject to the transfer restrictions described in Paragraph 6.10(a).

(e) Legal Opinion of Randolph’s Counsel. BOC shall have received the written legal opinion of Gaeta & Eveson, P.A, counsel to Randolph, dated as of the Closing Date, covering matters normally covered in such opinions and such other matters as BOC shall reasonably request and otherwise in form and substance reasonably satisfactory to BOC.

(f) Other Documents and Information. Randolph shall have provided to BOC correct and complete copies (all certified by Randolph’s Secretary) of Randolph’s Articles of Incorporation and Bylaws, and resolutions of its Board of Directors and shareholders pertaining to approval of this Agreement and the Merger and other transactions contemplated herein, together with a certificate as to the incumbency of Randolph’s officers who executed this Agreement or any other documents delivered to BOC in connection with the Closing.

(g) Consents to Assignment; Estoppel Certificates. Randolph shall have obtained and delivered to BOC the consents to assignments of leases and contracts and landlords’ estoppel certificates requested by BOC as described in Paragraph 4.01(i) above.

(h) Director Resignations. Randolph shall have obtained and delivered to BOC the resignations of all of its directors in form and substance reasonably satisfactory to BOC.

(i) Director Retirement. Randolph shall have obtained and delivered to BOC the modification and release agreements described in Paragraph 6.06(b) in form and substance reasonably satisfactory to BOC.

(j) Option Termination. Randolph shall have obtained and delivered to BOC the Option Releases described in Paragraph 6.14.

(k) Acceptance by BOC’s Counsel. The form and substance of all legal matters described in this Agreement or related to the transactions contemplated herein shall be reasonably acceptable to BOC’s legal counsel.

(l) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by Randolph.

ARTICLE VIII

TERMINATION; BREACH; REMEDIES

8.01 Mutual Termination. At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of Randolph and BOCC), this Agreement may be terminated by the mutual agreement of Randolph and BOC. Upon any such mutual termination, all obligations of Randolph and BOC hereunder shall terminate and each party shall pay its own costs and expenses as provided in Paragraph 6.11.

8.02 Unilateral Termination. Prior to the Effective Time, this Agreement may be terminated by either BOC or Randolph (whether before or after approval hereof by Randolph’s and BOCC’s shareholders) upon written notice to the other parties in the manner provided herein and under the circumstances described below.

(a) Termination by BOC. This Agreement may be terminated by BOC by action of its Board of Directors or Executive Committee:

(i) if Randolph shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article IV or VI herein in any material respect;

(ii) if (A) there shall have occurred any Randolph Material Change, or any event or development, or any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such Randolph Material Change. or (B) any of Randolph’s representations or warranties contained in Article II above or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of Randolph, or there has occurred any event or development or there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of Randolph, and which, in any event, has or will have a Randolph Material Effect or, following the Effective Time, would have a BOC Material Effect;

(iii) if, notwithstanding BOC’s satisfaction of its obligations under Paragraphs 6.01 and 6.03 above, Randolph’s shareholders do not ratify and approve this Agreement and the Merger at the Randolph Shareholders’ Meeting or, barring any delay caused by either the SEC or FDIC, if the Randolph Shareholders’ Meeting is not held by September 30, 2007;

(iv) if, notwithstanding BOCC’s satisfaction of its obligations under Paragraphs 5.01, 6.01 and 6.03 above, BOCC’s shareholders do not ratify and approve this Agreement and the Merger at the BOCC Shareholders’ Meeting;

(v) if the Merger shall not have become effective on or before December 31, 2007, or such later date as shall be mutually agreed upon in writing by BOC and Randolph;

(vi) if the shareholders of Randolph and/or BOCC exercise their right of dissent and appraisal under Article 13 of the North Carolina Business Corporation Act with respect to (A) an aggregate number of shares of Randolph Common Stock or BOCC Stock such as would result in a reduction of five percent or more in the aggregate number of shares of BOCC Stock that otherwise would be outstanding following the Effective Time, or (B) more than twenty percent of the shares of Randolph Preferred Stock;

(vii) under the circumstances described in Paragraph 6.05;

(viii) if (A) for the reasons and to the extent permitted by Paragraph 4.01(a), the Proxy Statement distributed by Randolph to its shareholders in connection with the Randolph Shareholders’ Meeting does not state that Randolph’s Board of Directors considers the Merger to be advisable and in the best interests of Randolph and its shareholders and that the Board recommends that Randolph’s shareholders vote for approval of the Plan of Merger (or, after having made such a recommendation in the Proxy Statement, the Board withdraws, qualifies or revises that recommendation in any material respect), or (B) for the reasons and to the extent permitted by Paragraph 4.02(l), Randolph takes one of the actions described in Paragraph 4.02(l); or

(ix) if, within 20 days following its receipt of the Randolph Audited Financial Statements for the year ending December 31, 2006, BOC and BOCC in their discretion give notice of termination based on material differences between these Randolph Audited Financial Statements and the Randolph Draft Financial Statements; provided, for purposes of this Paragraph 8.02(a)(ix), the phrase “material differences” shall include, without limitation, a reduction of capital in the amount of $500,000 or more.

However, before BOC may terminate this Agreement for either of the reasons specified in clauses (i) or (ii) of this Paragraph 8.02(a), it shall give written notice to Randolph in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and such termination by BOC shall not become effective if, within 30 days following the giving of such notice or such additional time as BOC may allow in its discretion, Randolph shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of BOC. In the event Randolph cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of BOC within such notice period, termination of this Agreement by BOC thereafter shall be effective upon their giving of written notice thereof to Randolph in the manner provided herein.

(b) Termination by Randolph. Prior to the Effective Time, this Agreement may be terminated by Randolph by action of its Board of Directors:

(i) if BOC shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article V or VI herein in any material respect;

(ii) if (A) there shall have occurred any BOC Material Change, or any event or development, or any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such BOC Material Change or (B) any of BOC’s representations and warranties contained in Article III herein or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of BOC, or there has occurred any event or development or there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of BOC, and which, in any event, has or will have a BOC Material Effect;

(iii) if, notwithstanding Randolph’s satisfaction of its obligations under Paragraphs 6.01 and 6.03 above, BOCC’s shareholders do not ratify and approve this Agreement and the Merger at the BOCC Shareholders’ Meeting or, barring any delay caused by either the SEC or FDIC, if the BOCC Shareholders’ Meeting is not held by September 30, 2007;

(iv) if, notwithstanding Randolph’s satisfaction of its obligations under Paragraphs 4.01(a), 6.01 and 6.03 above, its shareholders do not ratify and approve this Agreement and the Merger at the Randolph Shareholders’ Meeting;

(v) if the Merger shall not have become effective on or before December 31, 2007, unless such date is extended as evidenced by the written mutual agreement of the parties hereto or

(vi) in the event that the Board of Directors of Randolph determines in good faith, after consultation with and receipt of the advice of its outside counsel and financial advisers, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to Randolph and to Randolph’s shareholders under applicable law; provided, however, that Randolph’s Board of Directors may terminate this Agreement pursuant to this Paragraph 8.02(b)(vi) only if it concurrently enters into an Acquisition Agreement related to a Superior Proposal; and, provided further, however, that this Agreement may be terminated pursuant to this Paragraph 8.02(b)(vi) only after the tenth business day following BOC’s receipt of written notice advising BOC that the Board of Directors of Randolph is prepared to accept a Superior Proposal, and only if, during such ten-day period, if BOC so elects, Randolph and its advisers shall have negotiated in good faith with BOC to make such adjustments in the terms and conditions of this Agreement as would enable Randolph to proceed with the transactions contemplated herein on such adjusted terms.

However, before Randolph may terminate this Agreement for either of the reasons specified in clauses (i) or (ii) of this Paragraph 8.02(b), it shall give written notice to BOC in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and such termination by Randolph shall not become effective if, within 30 days following the giving of such notice or such additional time as Randolph may allow in its discretion, BOC shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Randolph. In the event BOC cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Randolph within such notice period, termination of this Agreement by Randolph thereafter shall be effective upon its giving of written notice thereof to BOC in the manner provided herein.

(c) Termination or Change in Exchange Ratio based on Change in Closing Price.

(i) Action by Randolph. If on the “Determination Date” (as defined below), the “Average Closing Price” (as defined below) of BOCC Stock shall be less than the product of 0.80 and the “Starting Price” (as defined below), then during the ten-day period commencing two days after the Determination Date the Board of Directors of Randolph may determine, by a vote of a majority of the members of its entire Board to give prompt written notice BOCC that it intends to terminate the Agreement unless BOCC elects to increase the Exchange Ratio under this Paragraph 8.02(c)(1) . During the ten-day period commencing with its receipt of such notice, BOCC may elect to increase the Exchange Ratio to equal the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (x) the product of 0.80, the Starting Price, and Exchange Ratio (as then in effect) by (y) the Average Closing Price. Within such ten-day period, BOCC shall give prompt written notice to Randolph of whether it elects to increase the Exchange Ratio. If BOCC’s notice states that it elects to so increase the Exchange Ratio, then no termination shall have occurred pursuant to this Paragraph 8.02(c)(1) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted. If BOCC’s notice states that it has elected not to increase the Exchange Ratio, this Agreement will be terminated unless Randolph, within the ten-day period commencing after delivery of BOCC’s notice, notifies BOCC that the Board of Directors of Randolph has determined, by a vote of a majority of the members of its entire Board, not to terminate this Agreement.

(ii) Action by BOCC. If on the Determination Date the Average Closing Price of BOCC Stock shall be more than the product of 1.20 and the Starting Price, then during the ten-day period commencing two days after the Determination Date, the Board of Directors of BOCC may elect, by a vote of a majority of the members of its entire Board, to decrease the Exchange Ratio to equal the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (x) the product of 1.20, the Starting Price, and Exchange Ratio (as then in effect) by (y) the Average Closing Price. If BOCC makes this election it shall give prompt written notice to Randolph of this election and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted.

For purposes of this Paragraph 8.02(c), the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily last sales prices of BOCC Stock as reported on the Nasdaq Capital Market for the twenty consecutive full trading days in which such shares are traded on the Nasdaq Capital Market ending at the close of trading on the Determination Date.

“Determination Date” shall mean the later of the date on which both (i) the approval of the Regulatory Authorities of the Merger (without regard to any requisite waiting period thereof) shall have been received and (ii) the shareholders of both Randolph and BOCC shall have approved the Merger at their respective shareholders’ meetings.

“Starting Price” shall mean the average of the daily last sales price per share of BOCC Stock as reported on the Nasdaq Capital Market for the twenty consecutive full trading days in which such shares are traded on the Nasdaq Capital Market ending at the close of trading on April 12, 2007.

(d) Survival of Certain Covenants Following Termination. Notwithstanding anything contained in this Agreement to the contrary, Randolph’s and BOC’s respective obligations and liabilities pursuant to Paragraph 6.04 and Articles VIII and IX of this Agreement shall not be affected by a termination of this Agreement, and, following any such termination, those obligations and liabilities shall survive, remain in full force and effect and be fully enforceable in accordance with their terms.

8.03 Breach; Remedies.

(a) Except as otherwise provided in this Paragraph 8.03, and subject to Paragraph 8.04, (i) in the event of a breach by Randolph of any of its representations or warranties contained in Article II of this Agreement or in any other certificate or writing delivered pursuant to this Agreement, or in the event of Randolph’s failure to perform or violation of any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then BOC’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(a); and (ii) in the event of any such termination of this Agreement by BOC due to a failure by Randolph to perform any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then Randolph shall be obligated to reimburse BOC and BOCC for up to (but not more than) $300,000 in expenses described in Paragraph 6.11 which actually have been incurred by BOC and BOCC.

(b) Likewise, and except as otherwise provided in this Paragraph 8.03, and subject to Paragraph 8.04, (i) in the event of a breach by BOC of any of its representations or warranties contained in Article III of this Agreement, or in the event of BOC’s failure to perform or violation of any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then Randolph’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(b); and (ii) in the event of any such termination of this Agreement by Randolph due to a failure by BOC to perform any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then BOC shall be obligated to reimburse Randolph for up to (but not more than) $300,000 in expenses described in Paragraph 6.11 which actually have been incurred by Randolph.

(c) Notwithstanding subparagraphs 8.02(a) and 8.02(b), or any other provision of this Agreement to the contrary:

(i) if either party to this Agreement breaches this Agreement by willfully or intentionally failing to perform or violating any of its obligations, agreements or covenants contained in Articles IV, V or VI of this Agreement, that party shall be obligated to pay all expenses of the other parties described in Paragraph 6.11; and,

(ii) either party shall be entitled to commence a suit at law for the purposes of (A) obtaining appropriate equitable relief in the event of a violation, or imminent violation, by the other party of Section 6.04 above, or (B) enforcing the indemnification obligation of the other party under Article IX of this Agreement.

8.04 Termination Fees.

(a) If BOC terminates this Agreement pursuant to Paragraph 8.02(a)(viii), then Randolph shall pay BOC a termination fee in the amount of $500,000. If at any time after the date of this Agreement and before the date 12 months after such termination Randolph shall have executed or entered into an Acquisition Agreement, then Randolph shall be obligated to pay BOC an additional termination fee in the amount of $1,000,000.

(b) If this Agreement is terminated by BOC pursuant to Paragraph 8.02(a)(i) where Randolph’s failure to fully perform any of its obligations, covenants or agreements that gives rise to such termination was for reasons reasonably within Randolph’s control, then Randolph shall be obligated to pay BOC a termination fee in the amount of $200,000. If at any time after the date of this Agreement and before the date 12 months after such termination Randolph shall have executed or entered into an Acquisition Agreement, then Randolph shall be obligated to pay BOC an additional termination fee in the amount of $1,000,000.

(c) If this Agreement is terminated by Randolph pursuant to Paragraph 8.02(b)(i) where BOC’s failure to fully perform any of its obligations, covenants or agreements that gives rise to such termination was for reasons reasonably within BOC’s control, then BOC shall be obligated to pay Randolph a termination fee in the amount of $200,000.

(d) If Randolph terminates this Agreement pursuant to Paragraph 8.02(b)(vi), then Randolph shall be obligated to make payment to BOC of a termination fee in the amount of $1,500,000.

(e) Any termination fees payable under this Paragraph 8.04 shall be paid by wire transfer of immediately available funds within two business days following, as applicable, termination or the date an Acquisition Agreement is executed or entered into.

(f) Any termination fees payable under this Paragraph 8.04 shall be in addition to, and not in lieu of, any other amounts that also may become payable by any of them pursuant to Paragraph 8.03 above.

ARTICLE IX

INDEMNIFICATION

9.01 Indemnification Following Termination of Agreement.

(a) By Randolph. Randolph agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend BOC and BOCC and their officers, directors, attorneys, financial advisors and consultants from and against any and all claims, disputes, demands, causes of action, suits or proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by BOC, BOCC, or their successors, assigns, subsidiary entities, officers, directors, attorneys, financial advisors and consultants:

(i) in connection with or which arise out of, result from, or are based upon (A) Randolph’s or Randolph Investment ‘s operations or business transactions or their relationships with any of their employees, or (B) Randolph’s or Randolph Investment’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by Randolph of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of Randolph to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or,

(iii) in connection with or which arise out of, result from, or are based upon any information provided by Randolph which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus at the time of its mailing to Randolph’s and BOCC’s shareholders to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

(b) By BOC. BOC agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend Randolph and its officers, directors, attorneys, financial advisors and consultants from and against any and all claims, disputes, demands, causes of action, suits, proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by Randolph or its successors, assigns, subsidiary entities, officers, directors, attorneys, financial advisors and consultants:

(i) in connection with or which arise out of, result from, or are based upon (A) BOCC’s or BOC’s operations or business transactions or their relationships with any of their employees, or (B) BOCC’s or BOC’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by BOC of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of BOCC to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or,

(iii) in connection with or which arise out of, result from, or are based upon any information provided by BOC which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus at the time of its mailing to Randolph’s and BOCC’s shareholders to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

9.02 Procedure for Claiming Indemnification. If any matter subject to indemnification under this Article IX arises in the form of a claim (herein referred to as a “Third Party Claim”) against BOC or BOCC, or Randolph, or their respective successors and assigns, or any of their respective subsidiary entities, officers, directors, attorneys, financial advisors or consultants (collectively, “Indemnitees”), the Indemnitee promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to the party obligated for indemnification hereunder (the “Indemnitor”). Within 15 days of such notice, the Indemnitor either (i) shall pay the Third Party Claim either in full or upon agreed compromise, or (ii) shall notify the applicable Indemnitee that the Indemnitor disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by the Indemnitor and the cost of such defense shall be borne by it, except that the Indemnitee shall have the right to participate in such defense at its own expense and provided that the Indemnitor shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind that compromises the Indemnitee hereunder. In the case of an Indemnitee that is an officer, director or attorney of a party to this Agreement, then the party with which that Indemnitee is associated agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to the Indemnitor without charge therefor except for out-of-pocket expenses. If the Indemnitor fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, the Indemnitee shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. The Indemnitee also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by the Indemnitor.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01 Survival of Representations, Warranties, Indemnification and Other Agreements. Except as otherwise provided in Paragraph 8.02(c) above, none of the representations, warranties or agreements of Randolph or BOC contained in this Agreement shall survive consummation of the Merger, and neither party shall have any right after the Effective Time to recover damages or any other relief from any other party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise.

10.02 Waiver. Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and other approvals required by law), either in whole or in part, at any time by the party which is, and whose shareholders are, entitled to the benefits thereof; provided, however, that any such waiver shall be effective only upon a determination by the waiving party (through action of its Board of Directors or its Chief Executive Officer) that such waiver would not adversely affect the interests of the waiving party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any party shall be effective unless such waiver is in writing and signed by the waiving party, nor shall any such waiver be construed to be a waiver of any succeeding breach of the same term or condition or a waiver of any other or different term of condition. No failure or delay of either party to exercise any power, or to insist upon a strict compliance by the other party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any either to demand full and complete compliance with such terms.

10.03 Amendment. This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time, and either before or after its approval by the shareholders of Randolph and BOCC, by an agreement in writing approved by the Boards of Directors of BOC and Randolph or their Chief Executive Officers, executed in the same manner as this Agreement; provided however, that, except with the further approval of Randolph’s and BOCC’s shareholders of that change or as otherwise provided herein, following approval of this Agreement by Randolph’s and BOCC’s shareholders no change may be made in the amount of consideration into which each share of Randolph Stock will be converted.

10.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or by U.S. mail, first class postage prepaid, and addressed as follows (or to such other address as shall have been communicated by like notice to the party giving the notice):

If to Randolph, to:	With copy to:

Randolph Bank & Trust Company PO Box 1888 Asheboro, North Carolina 27204-1888 175 North Fayetteville Street Asheboro, North Carolina 27204-5513 Attn: K. Reid Pollard, CEO	Phillip B. Kennedy Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615

If to BOC or BOCC, to:	With copy to:

Bank of the Carolinas PO Box 129 Mocksville, North Carolina 27028-0129 135 Boxwood Village Mocksville, North Carolina 27028-2941 Attn: Robert E. Marziano, CEO	E. Knox Proctor V Ward and Smith, P.A. 1001 College Court New Bern, NC 28562

10.05 Further Assurance. Randolph and BOC agree to furnish each other such further assurances with respect to the matters contemplated in this Agreement and their respective agreements, covenants, representations and warranties contained herein, including the opinion of legal counsel, as such other party may reasonably request.

10.06 Headings and Captions. Headings and captions of the Paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part hereof.

10.07 Gender and Number. As used in this Agreement, the masculine gender shall include the feminine and neuter, the singular number shall include the plural, and vice versa, whenever such meanings are appropriate.

10.08 Entire Agreement. This Agreement (including all schedules and exhibits attached hereto and all documents incorporated herein by reference) contains the entire agreement of the parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, either of the parties hereto other than those contained herein in writing.

10.09 Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof.

10.10 Assignment. This Agreement may not be assigned by either party hereto except with the prior written consent of the other party.

10.11 Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and which together shall constitute one agreement.

10.12 Governing Law. This Agreement is made in and shall be construed and enforced in accordance with the laws of North Carolina.

10.13 Previously Disclosed Information. As used in this Agreement, “Previously Disclosed” shall mean the disclosure of information by Randolph to BOC and BOCC, or by BOC and BOCC to Randolph, as of April 12, 2007, in a letter delivered by the disclosing party to the other party specifically referring to this Agreement, and arranged in paragraphs corresponding to the Paragraphs, Subparagraphs and items of this Agreement applicable thereto. Information shall be deemed Previously Disclosed for the purpose of a given Paragraph, Subparagraph or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

10.14 Best Knowledge. The terms “Best Knowledge,” “Knowledge” and “Known” as used in this Agreement with reference to certain facts or information shall be deemed to refer to facts or information of which, in the case of the Knowledge of Randolph, executive officers of Randolph and Randolph Investment are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their management duties, or which, in the case of the Knowledge of BOC, executive officers of BOCC or BOC are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their management duties.

10.15 Inspection. Any right of BOC under this Agreement to investigate or inspect the premises, properties, books, records, files and other assets or information of Randolph or Randolph Investment in no way shall establish any presumption that BOC should have conducted any investigation or that such right has been exercised by BOC, its agents, representatives or others. Any investigations or inspections actually made by BOC or its agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of Randolph in this Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Randolph and BOC each has caused this Agreement to be executed in its name by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.

RANDOLPH BANK & TRUST COMPANY
[CORPORATE SEAL]

ATTEST:	By:	/s/ K. Reid Pollard
K. Reid Pollard
President and Chief Executive Officer
/s/ Doris H. Smith
Secretary

BANK OF THE CAROLINAS
[CORPORATE SEAL]

ATTEST:	By:	/s/ Robert E. Marziano
Robert E. Marziano
Chairman and Chief Executive Officer
/s/ Joy L. Chaffin
Secretary

BANK OF THE CAROLINAS CORPORATION
[CORPORATE SEAL]

ATTEST:	By:	/s/ Robert E. Marziano
Robert E. Marziano
Chairman and Chief Executive Officer
/s/ Joy L. Chaffin
Secretary

EXHIBIT A

FORM OF AFFILIATES AGREEMENT

            , 2007

Bank of the Carolinas Corporation

135 Boxwood Village

Mocksville, North Carolina 27028-2941

Dear Sirs and Madams:

Pursuant to the terms of that certain Agreement and Plan of Reorganization and Merger dated as of April 12, 2007 (the “Agreement”), by and between Randolph Bank & Trust Company (“Randolph”) and Bank of the Carolinas, and joined in by Bank of the Carolinas Corporation (“BOCC”) and, it is proposed that each share of Randolph’s outstanding common stock (“Randolph Common Stock”) held of record by its shareholders automatically will be converted into shares of BOCC’s common stock (“BOCC Stock”).

For purposes of this letter, the following terms shall have the meanings indicated below:

A “Commission”—The Securities and Exchange Commission.

B “Act”—The Securities Act of 1933, as amended.

C “Rule 144” and “Rule 145”—Rules 144 and 145 promulgated by the Commission under the Act.

D “Person”—A “Person” as such term is defined in Rule 144.

E “Affiliate”—An “Affiliate,” as such term is defined in Rule 144, of Randolph or BOCC.

F “Related Person”—A Person related to an Affiliate.

The undersigned understands and agrees that he or she is considered to be an Affiliate or a Related Person of BOCC or Randolph. The undersigned further understands and agrees that the Act requires that certain transfer and resale restrictions be placed on any shares of BOCC Stock received by an Affiliate or by a Related Person in connection with the Merger, and that BOCC has an obligation to take reasonable steps to prevent violations of those restrictions. For that reason, the undersigned is entering into this Agreement with BOCC to evidence the undersigned’s agreement to comply with restrictions under the Act with respect to the BOCC Stock received by the undersigned.

The undersigned (jointly and severally if more than one) hereby represents and warrants to, and agrees with, BOCC as follows:

A The undersigned Affiliate and Related Persons, if any, each agrees that he or she is an Affiliate, or a Related Person, of Randolph or BOCC.

B The names of all Related Persons, if any, of the undersigned Affiliate who may receive BOCC Stock in connection with the Merger are listed on the signature page hereto and this letter agreement also has been signed by them or on their behalf.

C The undersigned Affiliate and each of the undersigned Related Persons, if any, have carefully read this letter and have discussed its requirements and other applicable limitations upon the sale, transfer or other disposition of all BOCC Stock received by them in connection with the Merger, to the extent they deem necessary, with their own legal counsel.

D The undersigned Affiliate and each of the undersigned Related Persons, if any, are not participants in or aware of any plan, arrangement, understanding or proposal (whether written or oral, formal or informal) pursuant to which any individual holder or group of holders of 50% or more of the outstanding shares of Randolph’s capital stock intend to sell or otherwise dispose of the BOCC Stock to be received by them pursuant to the Merger.

The undersigned (jointly and severally if more than one) hereby covenants and agrees with BOCC as follows:

A The undersigned Affiliate and each of the undersigned Related Persons, if any, has been informed that, since at the time the Merger is to be submitted to a vote of Randolph’s shareholders the Affiliate and each such Related Person was considered to be an Affiliate of Randolph or BOCC, any resale by the Affiliate or a Related Person of any such BOCC Stock would require either (i) the registration under the Act of the BOCC Stock to be sold, (ii) compliance by the Affiliate or such Related Person with the requirements of Rule 145(d) promulgated under the Act, or (iii) the availability of another exemption from the registration requirements of the Act.

B Following the date of the Merger, neither the undersigned Affiliate nor any of the undersigned Related Persons, if any, will make any sale, transfer or other disposition of BOCC Stock acquired by them in connection with the Merger except in compliance with the requirements of the Act and the rules and regulations of the Commission (including Rule 145) promulgated thereunder.

C The undersigned understands that BOCC is under no obligation to register the sale, transfer or other disposition of the BOCC Stock for them or on their behalf or to take any other action necessary in order to render available an exemption (including without limitation Rule 145) from the registration requirements of the Act. Therefore, they may be compelled to hold such shares for a period of at least two years after which such shares may be sold, transferred, or otherwise disposed of without restriction, provided that at the time of any such sale, transfer or other disposition they are not considered to be Affiliates of BOCC. Further, if the undersigned Affiliate or Related Person is or becomes an “affiliate” of BOCC, then the above two-year rule will not apply and that person’s BOCC Stock may have to be held indefinitely.

D BOCC may place transfer restrictions on the shares of BOCC Stock held by the Affiliate and each of the Related Persons, if any, which are subject to this Agreement, and there will be placed on the certificates evidencing such shares, and any substitutions therefor, a legend stating in substance as follows:

“The shares of Common Stock of Bank of the Carolinas Corporation (“BOCC”), represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may be transferred only in accordance with the terms of an Agreement dated as of April 12, 2007, between the registered holder hereof and BOCC, a copy of which Agreement is on file at BOCC’s principal office in Mocksville, North Carolina.

Yours very truly,

Affiliate:

(SEAL)

Related Persons:

(SEAL)

(SEAL)

APPENDIX B

ARTICLE 13

NORTH CAROLINA BUSINESS CORPORATION ACT

Dissenters’ Rights

Part 1. Right to Dissent and Obtain Payment for Shares.

§ 55-13-01. Definitions.

In this Article:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-02. Right to dissent.

(a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger whose shares are not affected under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding any other provision of this Article, there shall be no right of shareholders to dissent from, or obtain payment of the fair value of the shares in the event of, the corporate actions set forth in subdivisions (1), (2), or (3) of subsection (a) of this section if the affected shares are any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealer, Inc., or (ii) held by at least 2,000 record shareholders. This subsection does not apply in cases in which either:

(1) The articles of incorporation, bylaws, or a resolution of the board of directors of the corporation issuing the shares provide otherwise; or

(2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

a. Cash;

b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 record shareholders; or

c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1; 1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c. 469, ss. 36, 37; c. 476, s. 193; 1989, c. 265, s. 1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18; 1991, c. 645, s. 12; 1997-202, s. 1.)

§ 55-13-03. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) He does so with respect to all shares of which he is the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§§ 55-13-04 to 55-13-19. Reserved for future codification purposes.

Part 2. Procedure for Exercise of Dissenters’ Rights.

§ 55-13-20. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this Article and be accompanied by a copy of this Article.

(b) If corporate action creating dissenters’ rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in G.S. 55-13-22.

(c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters’ rights under G.S. 55-13-02 unless he voted for such corporate action. (1925, c. 77, s. 1, c. 235; 1929, c. 269; 1939, c. 5, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-165, 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265. s. 1.)

§ 55-13-21. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-22. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is authorized at a shareholders’ meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters’ notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

(b) The dissenters’ notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters’ rights under G.S. 55-13-02, and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

(5) Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-485, s. 4.)

§ 55-13-23. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55- 167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-24. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (1925, c. 77, s. 1;1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-25. Payment.

(a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

(b) The payment shall be accompanied by:

(1) The corporation’s most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

(2) An explanation of how the corporation estimated the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under G.S. 55-13-28; and

(5) A copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69; 1997-202, s. 2.)

§ 55-13-26. Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under G.S. 55-13-22 and repeat the payment demand procedure. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-27. Reserved for future codification purposes.

§ 55-13-28. Procedure if shareholder dissatisfied with corporation’s payment or failure to perform.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under G.S. 55-13-25; or

(3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 3.)

§ 55-13-29. Reserved for future codification purposes.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court action.

(a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter’s payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

(b) Reserved for future codification purposes.

(c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 4; 1997-485, ss. 5, 5.1.)

§ 55-13-31. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

(2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

APPENDIX C

June 28, 2007

Board of Directors

Randolph Bank & Trust Company

175 North Fayetteville Street

Asheboro, North Carolina 27203-5513

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Randolph Bank & Trust Company (“Randolph”) of the Merger Consideration, as defined below, in the proposed merger between Randolph and Bank of the Carolinas (“BOC”) and joined in by Bank of the Carolinas Corporation, Mocksville, North Carolina (“BOCC”).

Pursuant to an Agreement and Plan of Reorganization and Merger dated April 12, 2007 (the “Agreement”), it is anticipated that BOCC will issue 2.67 shares for each issued and outstanding common share of Randolph (the “Merger Consideration”).

Pursuant to the Agreement, Randolph will be merged with and into BOC, a wholly-owned subsidiary of BOCC (the “Merger”).

Sterne, Agee & Leach, Inc. (“Sterne Agee”) as part of its investment banking business, is regularly involved in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, securities trading, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Randolph and BOCC. We may trade the equity securities of Randolph and BOCC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Sterne Agee, and its officers, employees, consultants and agents may have long or short positions in the securities of Randolph and BOCC.

In connection with our opinion, we have, among other things:

1.	Reviewed a draft of the Agreement;

2.	Evaluated Randolph’s consolidated results based upon a review of its regulatory reports and audited financial statements for the three-year period ending December 31, 2006;

3.	Reviewed the Memorandum of Understanding entered into by and among Randolph, the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks as of March 16, 2005;

4.	Conducted conversations with executive management regarding recent and projected financial performance of Randolph;

5.	Compared the pricing multiples for Randolph in the Merger to those of certain other similarly-sized banks in North Carolina that have recently been acquired;

6.	Compared the pricing multiples for Randolph in the Merger to those of certain other banks in the Southeast that were under some form of regulatory enforcement order at the date of acquisition;

7.	Reviewed the historical stock price data and trading volume of BOCC’s common stock; and,

8.	Performed such other analyses as we deemed appropriate.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Randolph for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

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We did not make an independent evaluation of the assets or liabilities of Randolph or BOCC, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or BOCC’s operations following the Merger.

Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Randolph common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Agreement. It is understood that this letter is for the information of the Board of Directors of Randolph and may not be used for any other purpose without our prior written consent.

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the Randolph common stockholders pursuant to the Merger is fair, from a financial point of view.

Very truly yours,

/s/ Sterne, Agee & Leach, Inc.

STERNE, AGEE & LEACH, INC.

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APPENDIX D

June 28, 2007

Board of Directors

Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Bank of the Carolinas Corporation (“BankCorp”), of the consideration to be paid by BankCorp pursuant to the Agreement and Plan of Reorganization and Merger by and between Randolph Bank & Trust Company (“Randolph”) and Bank of the Carolinas (“BOC”) and joined in by Bank of the Carolinas Corporation dated as of April 12, 2007 (the “Merger Agreement”). Under the terms of the Merger, BankCorp will exchange 2.67 BankCorp shares for each Randolph common share outstanding, as provided for in the Merger Agreement. Holders of Randolph Series A preferred stock will receive $1,000 for each Randolph preferred share, plus the amount of any unpaid quarterly dividends prorated for partial quarters on a daily basis.

McKinnon & Company, Inc. as part of its investment banking business is regularly involved in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, securities trading, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to BankCorp, BOC and Randolph. For our services, including the rendering of this opinion, BankCorp has paid us $40,000 and will pay us an additional fee upon closing of the Merger of $135,000. In addition, BankCorp has agreed to reimburse us for out-of-pocket expenses and indemnify us against certain liabilities, including liabilities under federal and state securities laws.

In connection with this opinion, we have reviewed, analyzed and relied upon certain materials relating to the financial and operating condition of BankCorp, BOC and Randolph including, among other things, the Merger Agreement; the annual reports to shareholders for BankCorp and Randolph, certain interim reports of BankCorp, BOC and Randolph, including quarterly reports and certain other communications; other financial information concerning the businesses and operations of BankCorp, BOC and Randolph furnished to us by the respective companies for the purposes of our analysis, including certain internal financial analyses and forecasts for the combined company prepared by BankCorp’s management; certain publicly available information with respect to the banking companies and the types of terms of other transactions that we considered relevant to our analysis and this opinion. We further held discussions with the senior managements of BankCorp, BOC and Randolph regarding their past, current and prospective operations, financial condition, regulatory examinations, audits and other matters.

In conducting our review and arriving at our opinion, we relied upon and assumed the accuracy and completeness of all the financial and other information provided to us or publicly available, and we did not attempt to verify such information independently. We relied upon the management of BankCorp as to the reasonableness and achievability of financial and operating budgets and forecasts and related assumptions provided to us and assumed that such budgets and forecasts reflected the best available estimates and judgments of BankCorp’s management and that such budgets and forecasts will be realized in the amounts and in the time periods estimated. We did not make or obtain any evaluations or appraisals of the property of BankCorp, BOC or Randolph, nor did we examine any loan credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: the historical and current financial position and results of operations of BankCorp, BOC and Randolph; the assets and liabilities of BankCorp, BOC and Randolph; and the nature and terms of certain other

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Board of Directors

June 28, 2007

merger transactions involving financial institutions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

We express no opinion as to the underlying business decision of BankCorp to effect the Merger, or the availability or advisability of any alternatives to the Merger. This opinion, and any supporting analysis or other material supplied by us, may not be quoted, referred to or used in any public filing or in any written document or for any other purpose without the prior written approval of McKinnon & Company, Inc.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration, as proposed in the Merger Agreement dated April 12, 2007, is fair, from a financial point of view, to the common shareholders of Bank of the Carolinas Corporation.

Very truly yours,

/s/ Mckinnon & Company, Inc.

MCKINNON & COMPANY, INC.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

INDEMNIFICATION UNDER NORTH CAROLINA STATUTES

The North Carolina Business Corporation Act (the “NCBCA”) generally provides for the indemnification of officers and directors of corporations in the manner described below.

Permissible Indemnification.    The NCBCA allows corporations, by charter, bylaw, contract or resolution, to indemnify or agree to indemnify their officers, directors, employees and agents and any persons who are or were serving at the corporations’ request as directors, officers, employees or agents of other entities or enterprises or as trustees or administrators under employee benefit plans, against liability and expenses, including reasonable attorneys’ fees, in any proceedings (including without limitation proceedings brought by or on behalf of the corporations themselves) arising out of their status as such or their activities in any of the foregoing capacities. A corporation’s charter or bylaws, or a contract or resolution, may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification and may include provisions establishing reasonable procedures for determining and enforcing those rights.

Corporations may indemnify persons against liability expenses incurred only where those persons conducted themselves in good faith and reasonably believed (1) in the case of conduct in their official corporate capacity, that their conduct was in the corporation’s best interests, and (2) in all other cases, that their conduct was at least not opposed to the corporations’ best interests; and, in the case of criminal proceedings, they had no reasonable cause to believe their conduct was unlawful. However, corporations may not indemnify persons either in connection with proceedings by or in the right of the corporations in which persons were adjudged liable to the corporations, or in connection with other proceeding charging improper personal benefit to the persons (whether or not involving action in an official capacity) in which the persons were adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.    Unless limited by a corporation’s charter, the NCBCA requires corporations to indemnify their directors or officers who are wholly successful (on the merits or otherwise) in the defense of proceedings to which they were a party because they were directors or officers of the corporations against reasonable expenses incurred in connection with the proceedings.

Advance for Expenses.    Expenses incurred by directors, officers, employees or agents of corporations in defending proceedings may be paid by the corporations in advance of the final disposition of the proceedings as authorized by their boards of directors in the specific case, or as authorized by their charters or bylaws or by any applicable resolutions or contracts, upon receipt of undertakings to repay amounts advanced unless it ultimately is determined that the persons are entitled to be indemnified against those expenses.

Court-Ordered Indemnification.    Unless otherwise provided in a corporation’s charter, directors or officers of corporations who are parties to proceedings may apply for indemnification to the courts conducting the proceedings or to other courts of competent jurisdiction. On receipt of an application, the courts, after giving any notice they deem necessary, may order indemnification if they determine either (1) that the directors or officers are entitled to mandatory indemnification as described above, in which case the courts also will order the corporations to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (2) that the directors or officers are fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not they met the requisite standard of conduct or were adjudged liable to the corporations in connection with proceedings by or in the right of the corporations or on the basis that personal benefit was improperly received in connection with any other proceedings so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.    The NCBCA defines “director” to include ex-directors and the estate or personal representative of a director. Unless their charters provide otherwise, corporations may indemnify and advance expenses to their officers, employees or agents to the same extent as to their directors and also may indemnify and advance expenses to officers, employees or agents who are not directors to the extent, consistent with public policy, as may be provided in their charters or bylaws, by general or specific action of their boards of directors, or by contract.

INDEMNIFICATION OF REGISTRANT’S DIRECTORS AND OFFICERS

Registrant’s Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by North Carolina law and require Registrant’s board of directors to take all actions necessary and appropriate to authorize such indemnification. Under North Carolina law, corporations may purchase insurance on behalf of persons who are or were their directors or officers against liability arising out of their status as such. Registrant currently maintains a directors’ and officers’ liability insurance policy covering its directors and executive officers.

ELIMINATION OF DIRECTOR LIABILITY

Registrant’s Articles of Incorporation provide that, to the extent permitted by the NCBCA, individuals serving as directors will not be personally liable in an action by or in the right of Registrant or otherwise for monetary damages for breach of their duties as directors. Under this charter provision, if the North Carolina statutes are amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of Registrant’s directors will be eliminated or limited to the fullest extent permitted by the statutes as amended.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are filed or furnished herewith or incorporated herein by reference as part of this Registration Statement:

Exhibit Number	Description

2.01	Agreement and Plan of Reorganization and Merger (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated April 12, 2007)

3.01	Registrant’s Articles of Incorporation (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

3.02	Registrant’s ByLaws (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

5.01	Opinion of Ward and Smith, P.A. as to the legality of the securities (filed herewith)

8.01	Opinion of Dixon Hughes PLLC as to federal income tax matters (filed herewith)

10.01	Employment Agreement between Bank of the Carolinas and Robert E. Marziano (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.02	Employment Agreement between Bank of the Carolinas and George E. Jordan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.03	Employee Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.04	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.05	Director Stock Option Plan, as amended (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.06	Form of Director Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.07

Sections 1.2(g) and 2.5 of Agreement and Plan of Reorganization and Share Exchange dated June 1, 2006, between Registrant and the Bank of the Carolinas pertaining to Registrant’s assumption of Bank of the Carolinas’ Employee Stock Option Plan, Director Stock Option Plan and outstanding stock options (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

Exhibit Number		Description

10.08		BOC Financial Corp 1999 Nonstatutory Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.09		BOC Financial Corp 1999 Incentive Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.10

Section 6.07 of Agreement and Plan of Reorganization and Merger dated July 20, 2001, between Bank of the Carolinas and BOC Financial Corp pertaining to Bank of the Carolinas’ assumption of outstanding BOC Financial Corp stock options (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.11

Option Conversion Agreements relating to stock options previously granted by BOC Financial Corp and held by former directors of BOC Financial Corp as assumed by Registrant from Bank of the Carolinas (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.12		Registrant’s 2007 Omnibus Equity Plan (incorporated hereby by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2007)

10.13		Bank of the Carolinas’ Management Incentive Compensation Plan and 2007 Plan Rules (incorporated hereby by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2007)

21.01	*	List of subsidiaries

23.01		Consent of Dixon Hughes PLLC for Registrant (filed herewith)

23.02		Consent of Dixon Hughes PLLC for Randolph Bank & Trust Company (filed herewith)

23.03		Consent of Ward and Smith, P.A. regarding legal opinion (included in opinion filed as Exhibit 5.01)

23.04		Consent of Dixon Hughes PLLC regarding tax opinion (filed herewith)

23.05	*	Consent of Sterne, Agee & Leach, Inc.

23.06		Consent of McKinnon & Company, Inc. (filed herewith)

24.01		Powers of Attorney (included on the signature page of this Registration Statement)

99.01		Opinion of Sterne, Agee & Leach, Inc. (attached as an appendix to the prospectus included herein)

99.02		Opinion of McKinnon & Company, Inc. (attached as an appendix to the prospectus included herein)

99.03	*	Form of Appointment of Proxy for annual meeting of Randolph Bank & Trust Company’s shareholders

99.04	*	Form of Appointment of Proxy for special meeting of Registrant’s shareholders

99.05		Consent of directors of Randolph Bank & Trust Company pursuant to Rule 438 (filed herewith)

*	Previously filed.

(b)	Financial Statement Schedules. No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements included in the Prospectus.

Item 22. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and,

(iii)	include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant undertakes that:

(1)	prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mocksville, State of North Carolina, on August 23, 2007.

BANK OF THE CAROLINAS CORPORATION

By:	/S/ ROBERT E. MARZIANO
Robert E. Marziano Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ ROBERT E. MARZIANO Robert E. Marziano	Chairman, President, and Chief Executive Officer (principal executive officer)	August 23, 2007

/S/ ERIC E. RHODES Eric E. Rhodes	Vice President and Chief Financial Officer (principal financial and accounting officer)	August 23, 2007

* Jerry W. Anderson	Director	August 23, 2007

* Alan M. Bailey	Director	August 23, 2007

* William A. Burnette	Director	August 23, 2007

* John A. Drye	Director	August 23, 2007

* Thomas G. Fleming	Director	August 23, 2007

* John W. Googe	Director	August 23, 2007

* Henry H. Land	Director	August 23, 2007

* Michael D. Larrowe	Director	August 23, 2007

* Steven G. Laymon	Director	August 23, 2007

* Grady L. McClamrock, Jr.	Director	August 23, 2007

Signature	Title	Date

* Lynne Scott Safrit	Director	August 23, 2007

* Francis W. Slate	Director	August 23, 2007

* Steven R. Talbert	Director	August 23, 2007

*By:	/S/ ROBERT E. MARZIANO
Robert E. Marziano
As Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
2.01		Agreement and Plan of Reorganization and Merger (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated April 12, 2007)

3.01		Registrant’s Articles of Incorporation (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

3.02		Registrant’s ByLaws (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

5.01		Opinion of Ward and Smith, P.A. as to the legality of the securities (filed herewith)

8.01		Opinion of Dixon Hughes PLLC as to federal income tax matters (filed herewith)

10.01		Employment Agreement between Bank of the Carolinas and Robert E. Marziano (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.02		Employment Agreement between Bank of the Carolinas and George E. Jordan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.03		Employee Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.04		Form of Employee Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.05		Director Stock Option Plan, as amended (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.06		Form of Director Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.07		Sections 1.2(g) and 2.5 of Agreement and Plan of Reorganization and Share Exchange dated June 1, 2006, between Registrant and the Bank of the Carolinas pertaining to Registrant’s assumption of Bank of the Carolinas’ Employee Stock Option Plan, Director Stock Option Plan and outstanding stock options (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.08		BOC Financial Corp 1999 Nonstatutory Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.09		BOC Financial Corp 1999 Incentive Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.10		Section 6.07 of Agreement and Plan of Reorganization and Merger dated July 20, 2001, between Bank of the Carolinas and BOC Financial Corp pertaining to Bank of the Carolinas’ assumption of outstanding BOC Financial Corp stock options (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.11		Option Conversion Agreements relating to stock options previously granted by BOC Financial Corp and held by former directors of BOC Financial Corp as assumed by Registrant from Bank of the Carolinas (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated August 18, 2006)

10.12		Registrant’s 2007 Omnibus Equity Plan (incorporated hereby by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2007)

10.13		Bank of the Carolinas’ Management Incentive Compensation Plan and 2007 Plan Rules (incorporated hereby by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2007)

21.01	*	List of subsidiaries

23.01		Consent of Dixon Hughes PLLC for Registrant (filed herewith)

23.02		Consent of Dixon Hughes PLLC for Randolph Bank & Trust Company (filed herewith)

23.03		Consent of Ward and Smith, P.A. regarding legal opinion (included in opinion filed as Exhibit 5.01)

23.04		Consent of Dixon Hughes PLLC regarding tax opinion (filed herewith)

23.05	*	Consent of Sterne, Agee & Leach, Inc.

Exhibit Number		Description

23.06		Consent of McKinnon & Company, Inc. (filed herewith)

24.01		Powers of Attorney (included on the signature page of this Registration Statement)

99.01		Opinion of Sterne, Agee & Leach, Inc. (attached as an appendix to the prospectus included herein)

99.02		Opinion of McKinnon & Company, Inc. (attached as an appendix to the prospectus included herein)

99.03	*	Form of Appointment of Proxy for annual meeting of Randolph Bank & Trust Company’s shareholders

99.04	*	Form of Appointment of Proxy for special meeting of Registrant’s shareholders

99.05		Consent of directors of Randolph Bank & Trust Company pursuant to Rule 438 (filed herewith)

*	Previously filed.